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Report

S-K 1300 TRS - Technical Report Summary

Konkola Copper Mines Plc

AMC Project 0424076

20 November 2025

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S-K 1300 TRS - Technical Report Summary Konkola Copper Mines Plc	0424076

1	Summary

AMC Consultants (UK) Limited (AMC) was engaged by Konkola Copper Mines Plc (KCM) to conduct a Technical Assessment of the KCM operations in Zambia. This assessment provides a structured evaluation of the mineral assets, operational parameters, and financial viability of KCM, focusing on mine planning, processing, infrastructure, environmental, social, and regulatory compliance. This report has been prepared in the form of a Technical Report Summary (TRS) as described in Subpart 1300 of Regulation S-K (17 CFR Part 229, Subpart 1300) as mandated by the United States Securities and Exchange Commission (SEC) (S-K 1300).

The technical contents of this report adhere to requirements for reporting on Mineral Resources and Mineral Reserves, as required by S-K 1300. The effective date of this report is 1 April 2025.

KCM consists of several operations, supporting infrastructure and tailings dams located in the Zambian Copperbelt region:

•	Konkola Underground Mine and concentrator, located near Chililabombwe. (Owned by Konkola Mineral Resources Limited (KMRL), a wholly owned subsidiary of KCM).

•	Nchanga open-pit and underground mines, located near Chingola.

•	Nchanga Concentrators, Tailings Leach Plant (TLP) and Smelter, Tailings Dam 03 (TD03) and Tailings Dam 04 (TD04), located near Chingola.

•	Nkana Refinery located near Kitwe.

For the reader’s clarity: In this report the term “KCM” refers to the Konkola Copper Mines PLC operations in total unless specified otherwise. The terms “Konkola” or “Konkola Underground Mine” refers to the operations near Chililabombwe. “Nchanga Operations” refers to the collective mines and processing infrastructure and tailings dams located at Nchanga.

The Life of Mine plan (LOM) for the combined KCM deposits and operations underpins a Mineral Resource estimate and has been completed to an Initial Assessment (IA) level of confidence.

A portion of the LOM related to the current mining of the Konkola Underground mine and the recovery of TD03 and TD04 has been completed to a Pre-Feasibility Study (PFS) level of confidence and this work supports the estimation of Mineral Reserves, as described further in this TRS.

This TRS summarises a:

•	Mineral Resource estimate for the following deposits:

—	Konkola Underground Mine.

—	Nchanga Underground and Open Pit deposits.

—	TD03 and TD04 reclamation and processing through the TLP located adjacent to the Nchanga Concentrators.

•	Mineral Reserve estimate for the following deposits:

—	Konkola Underground Mine.

—	TD03 and TD04 reclamation and processing through the TLP located at Nchanga.

Unless otherwise stated, all units in this report are in metric (SI) units. Currency is presented in United States Dollars (US$).

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1.1	Property description and ownership

The KCM properties consist of two material assets:

•	Konkola Underground Mine

•	Nchanga Operations

1.1.1	Konkola Underground Mine

The Konkola underground mine is located in Chililabombwe, Republic of Zambia, approximately 20 kilometres (km) north of Chingola and 5 km south of the Republic of Zambia – Democratic Republic of the Congo border. The mine lies within the Zambian Copperbelt, a region known for its extensive copper deposits and well-established mining infrastructure. The site is accessible via major highways and rail networks, facilitating the transport of copper concentrates to smelters and refined products to export markets.

The Konkola Underground mine and adjacent mineral processing facilities are a material component of the KCM operations, contributing 91% of recovered copper production over the life of the combined operations.

The Konkola processing plant supports the underground operation by concentrating ore before it is transported to the Nchanga smelter.

The Konkola Underground operations were previously subject to temporary changes in operational control following government intervention. As of the effective date of this report, the mine is operated under the ownership and authority of KCM, with all key mining and environmental licences valid and in good standing.

1.1.2	Nchanga Operations

Nchanga Operations, located near Chingola in the Zambian Copperbelt approximately 20 km south of the Konkola Underground Mine, comprises both open pit and underground mining operations, mineral processing concentrators a Smelter and tailings dams TD03 and TD04.

The open pits historically targeted extensive near-surface oxide and supergene-enriched copper mineralisation, while the underground operation focused on deeper sulphide zones, including the Nchanga Block Cave.

The open pit operations have been significantly scaled back, with current activity centred on reclamation, small-scale remnant extraction, and waste management. However, opportunities remain to extend pit limits or exploit satellite pods through selective mining, subject to further study and economic assessment.

Surface Mineral Processing infrastructure at Nchanga includes:

•	The three Nchanga concentrators, which historically processed both open pit and underground ore.

•	The Tailings Leach Plant, which reprocesses tailings material from the Nchanga concentrators and material recovered from Tailings Dams 03 and 04 (TD03 and TD04), recovering acid soluble copper through acid leaching, solvent extraction, and electro-winning, producing cathode copper product.

•	The Nchanga smelter, processes all copper concentrate from both Konkola Concentrator and Nchanga Concentrators.

Planned and ongoing initiatives at Nchanga include:

•	Optimisation of the TLP to improve recovery from tailings reprocessing.

•	Continued monitoring and maintenance of tailings storage facilities.

•	Future evaluation of open pit expansion and underground remnant extraction options.

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•	Refurbishment of selected processing circuits to maintain operational integrity.

The Nchanga Operations are a material component of the KCM operations, contributing 9% of recovered copper production over the life of the combined operations and housing the Smelter through which all copper concentrate is smelted.

1.1.3	Tailings storage facilities

Tailings storage facilities (TSFs) are located between Konkola and Nchanga and are subject to ongoing monitoring and maintenance to support environmental compliance and long-term operational continuity. At the effective date of this report, tailings deposition is active at:

•	Lubengele TSF adjacent to the Konkola Underground Mine

•	Muntimpa (Tailings Dam 05) located adjacent to the Nchanga Operations

1.2	Mineral rights

KCM’s mineral rights are governed by Republic of Zambia’s Minerals Regulation Commission Act (2024) and operate under several Large-Scale Mining Licenses (LSMLs):

The key licenses relevant to current operations and processing infrastructure are shown in Table 1.1:

Table 1.1	Operations and processing infrastructure licenses

Asset	License	Description	Area (ha)	Expiry date
Konkola Mine Licence	7076-HQ-LML	Covers mining and concentrator operations at the Konkola Mine site in Chililabombwe	6,692.254	30 March 2050
Nchanga Licence	7075-HQ-LML	Covers Nchanga mining and tailings recovery operations in Chingola	8,516.93	30 March 2050
Nchanga Tailings Leach Plant Licence	28174-HQ-MPL	Covers Nchanga Tailings Leach Plant in Chingola	177.0	16 December 2045
Nchanga Old East Mill Licence	28173-HQ-MPL	Covers all Nchanga concentrator operations in Chingola	27.0	16 December 2045
Nampundwe Licence	7074-HQ-LML	Covers Pyrite mining and concentrator operations at Nampundwe located approximately 50 km west of Lusaka	962.4528	30 March 2050
Nkana Refinery Licence	20945-HQ-MPL	Covers refining activities at the Nkana smelter and elecrorefinery in Kitwe	50.0176	18 April 2050

These licenses grant KCM exclusive rights to explore, develop, and extract copper resources within defined boundaries. The company also holds surface rights for infrastructure development, including mine shafts, concentrators, smelters, tailings management, and transport corridors.

As of the effective date of this report, there are no known encumbrances, material legal proceedings, material permit conditions, or compliance issues affecting the standing of these licenses.

1.3	Mineral rights and royalties

KCM’s mineral rights are governed by the Republic of Zambia’s Minerals Regulation Commission Act (2024), which mandates royalty payments based on copper production revenue:

•	4.0% for copper prices below $4,000/t.

•	6.5% for copper prices between $4,000/t and $5,000/t.

•	8.5% for copper prices between $5,000/t and $7,000/t.

•	10% for copper prices above $7,000/t.

Additionally, KCM is subject to a 30% corporate income tax and a 16% value-added tax (VAT) on applicable transactions. Compliance with these obligations is integral to the company’s financial planning and investment strategy.

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KCM’s surface access agreements with local communities and authorities ensure continued mining and processing operations with minimal disruptions.

1.4	Geology and mineralisation

1.4.1	Regional geological setting

KCM’s mining assets are located within the Central African Copperbelt, one of the most prolific sediment-hosted copper provinces globally. The deposits occur within the Neoproterozoic Katanga Supergroup, a sequence of sedimentary rocks that host significant copper-cobalt mineralisation across the Republic of Zambia and the Democratic Republic of the Congo (DRC).

The Lufilian Arc, a major structural feature, has influenced the deformation and mineralisation of KCM’s deposits. The copper deposits are primarily stratiform, sediment-hosted, and are controlled by structural folding, thrust faulting, and lithological variations.

1.4.2	Mineralisation characteristics

The Konkola deposit is a sediment-hosted stratiform copper system, primarily situated within the Lower Roan Subgroup of the Katangan Supergroup. This geological sequence comprises sandstones, siltstones, and dolomites deposited in a shallow marine to fluvial environment, later subjected to regional deformation during the Lufilian Orogeny. The mineralisation is controlled by both stratigraphy and structure, with mineralisation occurring as laterally continuous, fine-grained disseminations and bedding-parallel sulphide veinlets, locally enhanced by folding and faulting.

The mineralisation style varies across different mining areas. The Konkola Underground Mine includes copper sulphides (chalcopyrite, bornite, and chalcocite) occurring as disseminations and veinlets within carbonaceous shales and dolomitic siltstones.

The mineralisation of the various Nchanga deposits is described in more detail in Section 6.2.5 below.

1.4.3	Structural and hydrothermal influences

The Copperbelt deposits, including those at Konkola and Nchanga, exhibit complex structural features that have significantly influenced both the preservation and distribution of copper mineralisation. These structures have not only enhanced mineralisation grades in localised zones but also facilitated the continuation of mineralisation at considerable depth.

1.5	Status of resource infill and extension drilling

There is no active exploration being undertaken at either Konkola or Nchanga assets. All drilling is resource infill or resource extension drilling. This includes all other means of exploration, for example geophysics.

1.5.1	Konkola

Current drilling and interpretation provide a solid basis for Mineral Resource estimation, but limitations persist due to:

•	Sparse drilling in transition zones and extensions of mineralisation.

•	Gaps in assay coverage.

•	Delays in assay turnaround due to on-site laboratory constraints.

•	Inconsistent quality assurance / quality control (QAQC) procedures in historical (pre-2016) data.

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•	Limited structural, geometallurgical and hydrogeological modelling.

To address these gaps and enable Resource upgrade and Reserve conversion, an upgrade to the on-site analytical laboratory is recommended.

A phased drilling and data acquisition program is proposed, to progressively upgrade the resource classification, de-risking geological understanding and supporting long-term mine planning:

•	Phase 1: Achieve a Measured classification for five years of production through a 60 m drill spacing using underground and surface directional drilling.

•	Phase 2: Target Indicated material for the next ten years of production through a combination of surface directional and vertical drilling.

•	Phase 3: Infill drill to enhance confidence in the Inferred Mineral Resource by reducing the drillhole spacing.

•	Phase 4: Undertake resource extension drilling at the lease boundary, consisting of a small number of surfaces drillholes with an average depth of 1,500 m.

1.5.2	Nchanga

Drilling at Nchanga has historically focused on delineating both near-surface oxide resources for open pit mining and deeper sulphide zones for underground extraction. The Nchanga Underground and open pit deposits have benefited from extensive historical drilling. Modern drilling efforts have been limited in recent years due to operational constraints.

Recent technical reviews have identified key opportunities to enhance resource definition at Nchanga:

•	Infill drilling to improve confidence in remnant underground ore zones, particularly where block cave depletion and historic mining have left isolated pods of mineralisation.

•	Drilling of open pit extensions at the margins of existing pit shells to define additional near-surface oxide and supergene resources.

•	Structural re-interpretation of fault zones and controls on high-grade shoots within the underground footprint.

Future geological development programs for Nchanga are proposed to:

•	Investigate COP E Ext and COP DF for potential extensions and to increase geological confidence for proposed development of underground mining.

•	Collate the geological information and understanding for all current and past operating assets into a single geological project. This will allow for the creation of an asset wide geological interpretation for the first time. With the goal being to identify areas where mineralisation might have been overlooked both as extensions to known mineralisation and between known mineralisation.

•	Investigate additional potential of along strike extensions of satellite prospects such as Luano and Fitwaola which have insufficient tonnes and grade at this time to be considered as Mineral Resources.

1.5.3	Tailings dams

To develop TD05 (Nchanga) and Lubengele (Konkola) tailings dams for future inclusion in the Mineral Resource estimate auger drilling and test work commenced at TD05 in July 2025, at a 250 m by 250 m drill spacing for a total of 255 holes for 14,025 m. The goal is to achieve an Indicated Mineral Resource.

An identical program of drilling and test work is proposed for Lubengele and will commence on completion of TD05 drilling in late 2025 or early 2026.

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1.6	Development and operations reported as Mineral Resources

1.6.1	Konkola

Konkola is an established underground copper mining operation located near Chililabombwe, Republic of Zambia. Development activities are centred on the Konkola Deep Mining Project (KDMP), which provides access to deeper sections of the orebody via vertical shafts and underground declines. Mining is primarily undertaken using longitudinal longhole open stoping (LHOS) methods. Paste fill is not currently used at the operation, however it is a critical component for future extraction of flatly dipping areas of the orebody, where panel stoping is planned. Paste fill will enable secondary stope extraction and assist with regional geotechnical stability.

The operation is characterised by exceptionally high groundwater inflows and is regarded as one of the wettest underground mines globally, with an ore hoist-to-water pumping ratio of approximately 1:49. A comprehensive dewatering system is in place, including staged pumping stations, sumps, and water management infrastructure to maintain mine access and safety. The mine’s ventilation systems have been progressively expanded to address increasing depth and the use of underground diesel fleets. Personnel access is provided via shaft hoisting systems and declines, supported by underground refuge chambers and surface infrastructure.

AMC's Life of Mine hydrological analysis identified significant water recirculation at Konkola, estimated at 25–50% based on hydrological interpretation and incorporating previous studies (Dr Kawawa Banda et al, “Seepage Estimation Using Discharge Measurements in the Upper Kafue River, Zambia”, 2017; and Konkola Surface Exclusion Plan, 2025). A scoping study evaluated piping discharge water to the Kafue River using large-diameter HDPE pipes to minimise recirculation. The estimated capital cost is $20 million, with a projected payback period of 2–3 months based on current dewatering system power consumption. Reducing recirculation could yield substantial OPEX and CAPEX savings.

Surface facilities include the Konkola concentrator, where run-of-mine (ROM) ore is processed through crushing, milling, flotation, and dewatering. The produced concentrate is transported to the Nchanga smelter, with final copper production completed at the Nkana refinery via electrorefining.

Planned infrastructure upgrades at Konkola include:

•	Refurbishment and optimisation of the concentrator circuit to improve throughput and metallurgical recovery.

•	Upgrades to tailings pumping and coupled with a paste fill plant and distribution system to facilitate a change in mining method required to optimise resource recovery.

•	Installation of a new pump station at 1,390 mL required for dewatering of the orebody, which is necessary to facilitate mining.

•	Improvements to energy efficiency and alignment of processing capacity with underground production targets.

Additionally, portions of the tailings stream are to be directed to the underground paste fill system, supporting sustainable mining and reduced surface deposition requirements.

1.6.2	Nchanga

Nchanga, located near Chingola, comprises both open pit and underground mining operations. The open pits historically targeted extensive near-surface oxide and supergene-enriched copper mineralisation, while the underground operation focused on deeper sulphide zones, including the Nchanga Block Cave.

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The open pit operations have been significantly scaled back, with current activity centred on reclamation, small-scale remnant extraction, and waste management. However, opportunities remain to extend pit limits or exploit satellite pods through selective mining, subject to further study and economic assessment.

The Nchanga Underground operation is largely centred on remnant mining and the final stages of block caving. Production has declined as ore flow from the block cave reduces, but pockets of recoverable mineralisation remain accessible via selective stoping or slusher-based extraction methods.

Surface processing at Nchanga includes:

•	The Nchanga concentrators, which historically processed both open pit and underground ore.

•	The TLP, which reprocesses material from Tailings Dams 03 and 04 (TD03 and TD04), recovering copper through acid leaching, solvent extraction, and electrowinning.

•	The Nchanga smelter, which processes concentrate from both Konkola and historical Nchanga sources.

Planned and ongoing initiatives at Nchanga include:

•	Optimisation of the TLP to improve recovery from tailings reprocessing.

•	Continued monitoring and maintenance of TSFs (e.g., TD05, Lubengele TSF).

•	Evaluation of open pit expansion and underground remnant extraction options.

•	Refurbishment of selected processing circuits to maintain operational integrity.

1.7	Mineral Resource estimates

A Mineral Resource is an estimate of the in-situ concentration of solid material of economic interest, which serves as the point of reference for the Mineral Resource estimate. The Mineral Resource classification criteria and cut-off grade (COG) on an asset-by-asset basis are based on combinations of the:

•	Geological and grade continuity.

•	Drill data density.

•	Data quality.

•	Estimation quality.

•	Historical mining.

•	Planned mining method.

•	Potential for the mining method to transition from surface to underground.

•	Depth of mineralisation from surface.

The KCM summary Mineral Resource estimates as of 1 April 2025 is shown in Table 1.2.

Table 1.2	Summary of Mineral Resources (exclusive of Mineral Reserves) – 1 April 2025

Asset	Classification	Cut-off	Tonnes	Total copper	Acid soluble copper	Total cobalt	Acid soluble cobalt
		TCu%	Mt	TCu%	ASCu%	TCo%	ASCo%
Konkola	Measured	1.0	1.4	3.7	1.68	0.05	-
	Indicated	1.0	9.1	3.74	0.59	0.07	-
Subtotal	Measured + Indicated	1.0	10.4	3.73	0.73	0.07	-
Konkola	Inferred	1.0	248.9	3.35	0.65	0.06	-
Nchanga	Indicated	0.95	38.4	1.93	0.49	0.01	-
	Inferred	0.95	13.8	2.38	0.76	0.03	-
Total		-	311.5	3.15	0.64	0.05	-

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Notes:

•	Mineral Resources effective date of 1 April 2025.

•	Classification of Mineral Resource is in accordance with S-K 1300.

•	Mineral Resources are reported exclusive of Mineral Reserves.

•	A Mineral Resource estimate is of in situ unmined material.

•	A geological cut-off grade of 1.0% TCu has been derived using a metal price of US$9,000/t Cu, in conjunction with typical historic mining modifying factors and concept level mine designs.

•	Mineral Resources are 100% attributable to KCM.

•	Tonnage and grade are rounded and this may result in computational discrepancies that are not material.

The Mineral Resource classification incorporates distance to drillhole support based on a drillhole spacing study, base of mining depletion, geological and grade continuity, estimation confidence and knowledge of the Konkola mineralisation from 67 years of mining.

The total Measured and Indicated Mineral Resource is concentrated within areas of high drilling density and well-established geological control, particularly in the central and upper portions of the Konkola deposit. Inferred material is more prevalent at depth and along strike extensions, where drilling density remains limited.

1.8	Mineral Reserve estimates

A Mineral Reserve is an estimate of material available to be mined and delivered to the processing plant. As of the effective date of this report, the defined Mineral Reserves for the Konkola underground mine remains limited in comparison to the total Mineral Resource. This reflects the status of drilling coverage, geotechnical and hydrogeological modelling, and mine design confidence required to support Mineral Reserve classification requirements. Measured and Indicated Mineral Resources are a relatively small proportion of the total Mineral Resource, being approximately twelve percent (12%) of the total Resource.

Based on the assessment of the Qualified Person, Mineral Reserves based on Indicated Mineral Resources have been classified as Probable Mineral Reserves, and Mineral Reserves based on Measured Resources have been classified as Proved Reserves. Any Inferred Mineral Resources included within the Mineral Reserves designs are carried at zero grade.

Ongoing mine planning is supported by short-term stope designs within areas of higher confidence, but the overall Life of Mine Mineral Reserve base is constrained by the extent of Indicated Mineral Resources. A phased drilling and data acquisition program is underway to improve geological confidence, address data quality gaps, and support future Mineral Reserve definition in line with classification standards.

Table 1.3 Summary of Mineral Reserves – 1 April 2025

Deposit	Classification	Tonnes (Mt)	Grade (TCu%)	Content (Cu kt)	Grade (TCo%)	Content (Co kt)
	Proven	3	2.9	93	0.06	2
Konkola UG	Probable	30	2.9	887	0.06	18
	Total	34	2.9	980	0.06	19
	Proven	-	-	-	-	-
Tailings Dam 03	Probable	9	0.8	65	0	0
	Total	9	0.8	65	0.0	0
	Proven	-	-	-	-	-
Tailings Dam 04	Probable	28	0.6	174	0.03	8
	Total	28	0.6	174	0.03	8
	Proven	3	2.9	93	0.06	2
KCM Total	Probable	67	1.7	1,126	0.04	26
	Total	70	1.7	1,219	0.04	28

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Notes:

•	Classification of Mineral Reserves is in accordance with the S-K 1300 classification system.

•	Tonnes and grade are diluted values, any Inferred material within mined shapes is treated as zero grade waste.

•	The point of reference for the Mineral Reserves is defined at the point where the ore is delivered to the processing plant.

•	Mineral Reserves are 100% attributable to KCM.

•	Mineral Reserves estimation is based on a detailed mine design of individual mining activities.

•	Mineral Reserves for Konkola Underground mine are estimated at an NSR cut-off value specific to each mining block, ranging from US$100/t to US$125/t.

•	NSR values in the Konkola underground Mineral Resource model are estimated using a static long-term metal price of US$9,000/t Cu and US$28,000/t Co. The metal prices used in the cashflow assessment for the project, reflect varying metal prices consistent with long-term consensus price forecasts.

•	The NSR values in the model reflect metallurgical recoveries of 86.3% Cu and net recovery of 30% Co. Smelter recovery of 98.7%Cu and 60% Co.

•	Tonnage and grade are rounded and this may result in computational discrepancies that are not material.

•	A Mineral Reserve is an estimate of material, after application of appropriate modifying factors such as dilution and mining recovery, is delivered to the processing plant.

No Mineral Reserves have been estimated for Nchanga Open Pit and Underground operations.

1.8.1	Cut-off value

A net smelter return (NSR) approach has been adopted for the Konkola Underground operations to determine the economic viability of mining each portion of the deposit. Rather than applying a traditional cut-off based solely on copper grade, an NSR value is assigned to each block in the Resource Block Model to reflect the estimated revenue that could be generated from both copper and cobalt, after deducting offsite processing, refining, and transport costs.

This NSR-based approach provides a more comprehensive economic assessment of material, accounting for by-product contributions such as cobalt and enabling improved value recognition in polymetallic zones. The use of NSR cut-off values also supports better integration of operational constraints and financial assumptions into long-term planning.

As part of the Konkola strategy optimisation process, AMC applied the HoV® methodology to evaluate a range of mining scenarios and their respective NSR thresholds. This optimisation considered production targets, development sequencing, processing capacity, and shaft hoisting limits, resulting in zone-specific NSR cut-off values ranging from US$50/t ROM to US$250/t ROM.

Key outcomes of the cut-off grade optimisation process include:

•	Improved economic selectivity through the application of differentiated cut-off values based on orebody geometry, depth, and development access.

•	Incremental Net Present Value (NPV) uplift of approximately US$0.8 billion, achieved by targeting higher-margin zones and deferring or excluding lower-value material.

•	Trade-off analysis between NPV maximisation and copper-equivalent production, ensuring that the applied cut-off strategy does not sterilise significant tonnages of potentially economic material.

•	Operational alignment with production rates between 5 Mtpa and >6 Mtpa, constrained by available shaft capacity and concentrator throughput.

The cut-off grade determination is supported by mine planning inputs and economic assumptions considered reasonable and appropriate by the Qualified Person. The selected NSR values reflect current and forecast metal prices, recovery rates, operating costs, and royalties. NSR calculation parameters reflect an effective date of 1 April 2025.

This methodology complies with S-K 1300 requirements by providing:

•	Transparent disclosure of the economic basis for resource and reserve classification.

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•	Consideration of reasonable prospects for economic extraction.

•	Integration of modifying factors including metallurgical recovery, infrastructure capacity, and financial performance.

1.8.2	Konkola NSR

The NSR calculation for the Konkola Underground operation, processed through the Konkola concentrator and smelted at the Nchanga smelter, comprises the following key elements (see
Table 1.4).

Table 1.4	Konkola NSR elements (average across mining blocks)

Element description	Units of measure	Value
Long term price
Copper	US$/tonne of refined Cu metal	9,000
	US$/lb of refined Cu metal
Cobalt	US$/tonne of refined Co metal	28,000
	US$/lb of refined Co metal
Net Recovery into Concentrate
Copper	%	89.12
Cobalt	%	30
Recovery through Smelter
Copper	%	98.7
Cobalt	%	60.0
Net recovery from ROM to Smelt
Copper	%	88.2
Cobalt	%	18.0
Transport, Refining and Freight Costs
Moisture content factor of concentrate	%	95
Copper grade in concentrate	%Cu	33
Payable metal factor for Concentrate	%	96.75
Transport Cost of Concentrate to Smelter	U$$/tonne of conc	62.5
Transport Cost per tonne of contained copper	US$/tonne of cont Cu Metal	191.9
Refining cost per Cu t in concentrate	US$/tonne Cu in Conc	412.57
Freight Cost	US$/dry tonne of concentrate	170.00
Payable Copper Penalty	US$/t recovered Smlt Copper	279.50
NET Achieved Price Copper (excludes royalty)	US$/tonne of Refined Cu Metal	7,167
NET Achieved Price Cobalt (excludes royalty)	US$/tonne of Refined Co Metal	7,000

1.8.3	Mineral Reserve risk factors

In the opinion of the Qualified Person, the Mineral Reserves are subject to the type of risks that are common to underground mining operations and may be materially affected by the following risk factors:

•	Changes in realised metal prices from what was assumed.

•	Changes to the mining costs, processing and G&A costs used to calculate the cut-off grade.

•	Changes in local interpretation of mineralisation geometry or modelled continuity of mineralised ones.

•	Changes to geotechnical or hydrogeological design assumptions resulting in schedule delays, increased dilution, or reduced recoveries.

•	Changes to mining and metallurgical recoveries.

•	Changes in the long-term assumptions relating to product payability, marketability and penalty terms.

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•	Assumptions as to the continued ability to access the site, retain mineral tenure, obtain required environmental, mining, and other regulatory permits, and maintain a social license to operate with relevant stakeholders.

1.9	Combined Mineral Resources and Mineral Reserves

The combined Mineral Resource and Mineral Reserve estimate is shown in Table 1.5.

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Table 1.5	Summary of Mineral Reserves and Mineral Resources (exclusive of Mineral Reserves) – 1 April 2025

	Mineral Reserve			Mineral Resource (exclusive of Mineral Reserve)
	Proven and Probable				Measured and Indicated			Inferred			Total
Asset	Tonnes	Cu grade	Contained Cu	Cut-off grade Cu	Tonnes	Cu Grade	Contained Cu	Tonnes	Cu grade	Contained Cu	Tonnes	Cu grade	Contained Cu
	Mt	%	Mt	%	Mt	%	Mt	Mt	%	Mt	Mt	%	Mt
Konkola	34	2.9	0.98	1	10.4	3.73	0.4	248.9	3.35	8.3	259.3	3.37	8.7
Nchanga	-	-	-	0.95	38.4	1.93	0.8	13.8	2.38	0.3	52.2	2.05	1.1
Tailings Dams	37	0.6	0.24	-	-	-	-	-	-	-	-	-	-
Total	70	1.7	1.22	-	48.8	2.31	1.2	262.7	3.3	8.6	311.5	3.15	9.8

Notes:

•	Mineral Resources effective date of 1 April 2025.

•	Classification of Mineral Resource and Mineral Reserve is in accordance with S-K 1300 classification system.

•	Mineral Resource:

—	Mineral Resources are reported exclusive of Mineral Reserves.

—	The point of reference for a Mineral Resource estimate is of in situ unmined material.

—	A geological cut-off grade of 1.0% TCu has been derived using a metal price of US$9,000/t Cu, in conjunction with typical historic mining modifying factors and concept level mine designs.

•	Mineral Reserve:

—	Tonnes and grade are diluted values, any Inferred material within mined shapes is treated as zero grade waste.

—	The point of reference for the Mineral Reserves is defined at the point where the ore is delivered to the processing plant.

—	Mineral Reserves are 100% attributable to KCM.

—	Mineral Reserves estimation is based on a detailed mine design of individual mining activities.

—	Mineral Reserves for Konkola Underground mine are estimated at an NSR cut-off value specific to each mining block, ranging from US$100/t to US$125/t.

—	NSR values in the Konkola underground Mineral Resource model are estimated using a static long-term metal price of US$9,000/t Cu and US$28,000/t Co. The metal prices used in the cashflow assessment for the project, reflect varying metal prices consistent with long-term consensus price forecasts.

—	The NSR values in the model reflect metallurgical recoveries of 86.3% Cu and net recovery of 30% Co. Smelter recovery of 98.7%Cu and 60% Co.

•	Tonnage and grade are rounded and this may result in computational discrepancies that are not material.

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1.10	Mining methods

KCM’s mining operations utilise a range of underground and open pit mining methods, selected in accordance with orebody conditions and historical infrastructure. The key production areas centre around the Konkola Underground Mine and the Nchanga Operations. These areas and additional prospective ore zones that include Luano, and COP D, E, and F; have been investigated to determine the most suitable mining method for each area.

1.10.1	Konkola Underground Mine

The Konkola Underground Mine, targets the Kirilabombwe orebody, which extends to depths exceeding 2,000 m. Mining is currently conducted through mechanised sublevel open stoping (SLOS), accessed via a network of vertical shafts (Shafts 1, 3, and 4), and supported by decline infrastructure. Ore is hauled to the surface through vertical hoisting systems.

The orebody dips between 35° and 70°, with average thickness of 9 m. Shaft 4 is the main conduit for access to the Konkola Underground Mine, although current dewatering limitations have constrained mining below the 1,040 mL within the Bancroft mining area. Ongoing development is focused on enhancing dewatering and extending infrastructure to unlock deeper mineralisation. Construction of a new pump station at 1,390 mL is critical for dewatering activities.

An AMC LOM redesign of Konkola Deeps formed an integral component of the recent LOM study. Within the redesign, the mining method applied to flatly dipping (<40°) parts of the orebody has been changed from Post Pillar Cut and Fill to Panel Stoping with a key enabler being Paste fill. The change in mining method increases resource recovery, thereby improving the ore to waste development ratio. The orebody width is suitable for longitudinal long hole open stoping, which facilitates the removal of footwall drives and transverse X-Cuts. The change in mining method and layout is estimated to reduce development requirements over the life of the mine by circa. 200 km and US$1B. The reduced development requirement enables accelerated level development with greater focus on decline development required to accelerate dewatering activities, which is a critical success factor for the Konkola Deeps Mine.

Stope design is guided by a stope optimiser, adjusted for orebody twisting, pinch-outs, and structural controls. Vertical and horizontal slicing is used to align mining shapes with local geology, with larger blocks prioritised in continuous zones. Level spacing ranges from 20 – 25 m, modified for depth, dip angle and complexity. Decline spacing is typically 500 m along strike, with ore drives extending ~250 m in each direction. A paste backfill system is planned for Konkola Underground in selected areas and planned to commence paste production in FY28/29. This application will enable a change in mining method from post pillar cut and fill mining to panel long hole open stoping. The change in mining method is expected to increase mining recovery and reduce dilution from stoping operations. Planned extensions of the paste fill system will support future stoping and regional stability.

The LOM design facilitates the use of large scale modern mechanised mobile machinery typical in modern day mining. Decline drive dimensions are 5.5 m x 5.5 m suitable for 63 t trucks and associated equipment fleet.

1.10.2	Nchanga open pit and underground operations

The Nchanga Complex comprises large-scale open pits, underground workings, surface stockpiles, and tailings reclamation infrastructure.

Open pit operations are conducted using conventional truck-and-shovel methods, with benching, drilling, blasting, and staged pushbacks based on Whittle optimised pit shells.

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Underground mining currently includes an active block cave mine, extracting deeper, higher-tonnage zones. However, production is forecast to decline over the next two years. Remnant underground ore is planned to then be recovered using selective open stoping, targeting previously developed zones with adaptive sequencing around voids and geotechnical limitations. Future underground mining may adopt a combination of longhole open stoping and cut-and-fill, particularly in flatter or structurally complex areas.

1.10.3	Tailings recovery and processing

Nchanga also hosts the TLP, which recovers copper from historical tailings at TD03 andTG04. This operation is integrated into the broader KCM production strategy. Opportunities have been identified that support further analysis to assess the merits of recovering the currently active TD05 at Nchanga and Lubengele tailings facility at Konkola. The TLP also processes tailings from the Nchanga concentrators to recover acid soluble copper through leaching that is not recovered by flotation.

1.11	Processing and recovery methods

The processing and recovery capability of KCM consists of assets at three sites:

•	Konkola - concentrator and tailings storage facility

•	Nchanga - concentrators, TLP, flash smelter, acid plant

•	Kitwe – Nkana refinery

The overall processing philosophy is to treat sulphide ores comprised mainly of chalcopyrite with 10% to 20% acid soluble copper minerals from the Konkola underground, Nchanga Underground, and Chingola pits (various) via conventional sulphide flotation to produce copper concentrates. Copper concentrates with copper grades exceeding 33% Cu are processed in the Nchanga flash furnace smelter to produce copper anodes. Concentrates with lower grade copper content are produced by the Nchanga concentrators and are sold to third parties or may be blended with higher-grade concentrates for processing in the smelter. The smelter also produces cobalt alloy for sale.

Tails from the Nchanga concentrators contain acid soluble copper and are processed in the Nchanga TLP. Reclaimed tails from historic TSFs are combined with the concentrator tails to increase the available feed to the TLP. The TLP is a sulphuric acid leaching plant that produces copper cathodes via solvent extraction and electrowinning.

Sulphuric acid for the TLP can be supplied by a sulphuric acid plant treating the flash smelter off gas stream and by a sulphur-burning acid plant. Smelter operation for acid production is a critical unit operation and a bottleneck when concentrate supplies are restricted. Make up supplies of acid are purchased from the local market as required. If insufficient acid is available for the TLP, Nchanga concentrator operational throughput may be curtailed.

The Nkana refinery produces LME grade A copper, starter sheets for the TLP electrowinning tankhouse, and slimes containing precious metals for sale.

1.11.1	Konkola concentrator

The Konkola concentrator was designed as a nameplate 6.0 Mtpa throughput concentrator producing copper concentrate from an ore with copper sulphides and oxidised copper minerals.

The flowsheet is shown in Figure 1.1.

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Figure 1.1	Konkola concentrator flowsheet

Source: KCM, 2025.

Ore is recovered from underground via shaft haulage and conveyed or trucked to the stockpile. The ore is stored on a 21,000 t live capacity stockpile before it is fed to either one of two comminution circuits. Each circuit consists of a SAG mill in series with a ball mill in closed circuit with a 10-cyclone hydro cyclone cluster. Both mills use trommel screens at discharge with undersize streams combined in the cyclone feed sump. The cyclone overflows are combined; lime added for pH control – target 9 to 9.5 - and fed to a common flotation circuit. Each comminution circuit has a capacity of 3 Mtpa. The combined cyclone overflow has a product size of 90-92% passing 75 µm. One comminution circuit is out of commission until refurbished.

The flotation circuit is a conventional design comprised of a conditioning tank, Primary and Secondary sulphide Rougher flotation banks, controlled potential sulphidisation (CPS) circuit, Oxide Roughers, Oxide Cleaners, Oxide Re-cleaners, a Flotation Column for cleaning of secondary rougher sulphide concentrate, and Scavenger cells. The flotation circuit has a design capacity of 6 Mtpa. Thickened concentrate is filtered in a Larox filter press and stockpiled for transport to the smelter.

1.11.2	Tailings leach plant

The TLP processes low-grade oxide tailings from Nchanga and the Tailings Dam (TD03 and TD04).

Key operations:

•	Sulphuric Acid Leaching: Dissolves acid-soluble copper from tailings (~0.35% Cu feed grade).

•	Solvent Extraction (SX): Extracts copper from solution and purifies it for electrowinning (EW).

•	Electrowinning (EW): Produces Grade A LME copper cathode.

The TLP flowsheet is given in Figure 1.2.

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Figure 1.2	Tailings leach plant flowsheet

Tailings Leach Plant Circuit.

East / West mill Concentrator
Tailings Dam 3
PCD and CM 513
Recircled For Plant Use
To Tails reclamation
CPLT
RPLT
N & S Pre-leach Agitators
Direct Transfer
Concentrated Sulphuric Acid
LEACH PACHUCAS A,B,C
Preleach Filtration
Repulp Boxes
PRE - LEACH HBF Decomissioned
Solvent Extraction
E3
Raffinate
3 Extraction 4 trains
E2
E1
PREGNANT TANKS (X 2)
CCD 1
CCD 2
CCD 3
CCD 4
CCD 5
Loaded Organic
2 Strip 4 trains
S1
S2
Strpped Organic
ORGANIC
Advanced Electrolyte
Spent Electrolyte
ADVANCE TANK
Raffinate Wash
Route B Raffinate
Route C Raffinate
RAFFINATE TANKS (X 2)
TANK HOUSES
cathodes
SPENT TANK
Raffinate Bleed
CATHODES FOR EXPORT
E & W Post leach Agitators
POST LEACH HBF Decomissioned
Repulp Boxes
LIME PLANT
Effluent Treatment Circuit
Rock Lime
Rock Lime Milling Circuit
1 x Rocklime Ball Mill
Neutralisation
MUNTIMPA DISPOSAL
To Muntimpa Disposal Pachucas
Quick Lime
Quick Lime Milling Circuit
2 Quicklime Ball Mills
Muntimpa Pump station (Three sets of four Pumps)
Muntimpa Tailings Dam

Source: KCM, 2025.

Historically the TLP had its highest annual throughput in 2015 / 2016 (Table 1.6).

Table 1.6	TLP highest annual performance

Item	Value
Annual Nchanga concentrator tailings (Mt)	11.4
Annual tailings reclaim (Mt)	5.0
Weighted average ASCu %	0.44
Acid Soluble Copper recovery (%)	77
Copper produced (t/d)	151

AMC notes in a single year (2012/13) 7.0 Mt of tailings were reclaimed for treatment.

AMC estimates the following copper production is achievable (Table 1.7). The reduced recovery for future processing through the TLP relates to the current business plan (FY25-26) and assessment of the historical recovery performance excluding the poor performance period from FY20-21 to FY23-24.

Table 1.7 Copper production estimate (TLP)

Item	Value
Plant capacity (tpd)	50,000
Weighted average ASCu (%)	0.35
Acid Soluble Copper recovery (%)	74.8
Operational availability (%)	90
Copper production (t/d)	118

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1.11.3	Smelter

Figure 1.3 shows a basic block flow diagram of the smelter and the design values for internal flow parameters. Key assumptions used are as follows:

•	Concentrate throughput of 850 ktpa results from feed rate of 112.5 tph and overall time utilisation of 86.1%.

•	Cu production of 311.86 ktpa results from feed Cu content of 37.6% and Cu recovery of 97.7%.

•	Strong acid production of 1,850 tpd results from sulphur (S) conversion of 2.9 (~95%).

Figure 1.3	Nchanga smelter block flow diagram – design rates shown

Concentrate 112.3 t/h
37.6 % Cu
Lime stone 5.1 t/h
STEAM
DRYER
O2+air
36800 Nm3/h
58.4 % O2
Flue dust
14.3 t/h
WHB
ESP
Gas 51600 Nm3/h
32.4 % SO2
ACID PLANT
FSF
SCF
FSF slag
66.7 t/h
SCF slag
54.2 t/h
CoRF 1 (to be installed later)
FSF blister
31.3 t/h
SCF
blister
9.8 t/h
CoRF 2
ANODE
FURNACES
Co-alloy
2.9 t/h
Waste slag
52.5 t/h
ANODE
CASTING

Source: KCM, 2025.

A full-plant shutdown of the smelter is planned for April 2026. After this shutdown the smelter is scheduled to return to production at 80 tph and ramping up to 90 tph. Full year throughput of 547,048 t is planned, using the standard smelter downtime schedule of 0.5 hours per day and two days per month.

Throughput for the five-year period from FY2025/26 to FY2029/30 is planned to rise from 635,000 tpa to a maximum of 822,000 tpa and then 850,000 tpa thereafter, which is the nominal designed maximum production rate. This maximum rate requires a feed rate of 112.3 tph at 86.4%-time utilisation (overall utilisation including major campaign shutdowns).

The life of mine plan assumes that third party concentrate feed will be purchased at quantities of between 250,000 to 300,000 tpa across the life. These amounts will supplement Konkola and Nchanga concentrate feed to bring the annual total smelter feed to 850,000 tpa which maximises utilisation of the smelter capacity. The specifications of the material sourced from third parties has been assumed to match the specifications of the contracted 2025/2026 material. The exact specifications for this material will require detailed blend analysis considering all KCM sourced material at each time in the schedule.

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AMC highlights that no firm contracts are in place for this supply of third party concentrates beyond 2026 and this is a critical component of the smelter feed requiring resolution. The value of this third party concentrate feed to the life of mine cashflow is an undiscounted net cashflow of approximately $2,200M which, when discounted across the mine life is equivalent to a net present value of approximately $500M.

1.11.4	Refinery

The Nkana Refinery is a large, conventional electro-refinery with a nominal capacity of 300 ktpa of grade A refined cathode (see Figure 1.4). Production utilises the starter sheet process whereby thin starter sheets of refined copper are plated on titanium blanks in the Stripper Section of the Tankhouse. Sheets are manually stripped and fabricated prior to loading in the commercial sections of the Tankhouse where they are grown to full weight. Anodes are consumed in two 11-day cycles and two refined cathodes are produced per anode. Approximately 18% of the anode weight is returned to the smelter as anode scrap. Overall scrap rate for the refinery is 22%.

The commercial section of the Tankhouse is arranged in 72 independently powered sections. Nine independent electrolyte circuits service eight sections each.

The Refinery operated reliably and well in the past, achieving >95% current efficiency and producing >95% grade A quality refined copper. In recent years the capacity of the refinery was reduced to 50% due to issues related to inability to maintain the facility at full operating condition.

Figure 1.4	Nkana refinery – process flowsheet

Source: KCM, 2025.

The current mission of the Refinery is to produce starter sheets for the TLP EW Tankhouse. To accomplish this, stripper anodes are supplied by the Nchanga Smelter and consumed in the stripper section. Anodes produce good quality sheets while still dimensionally consistent which is about ½ weight. After this point the anodes are transferred to a commercial section to consume the remainder of the anodes and to produce refined cathode for sale. Anode scrap from these sections is returned to the Smelter for remelting.

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1.12	Environmental studies, permitting, and social or community impact

1.12.1	Environment

Currently, the identified Environmental and Social risks, baseline information and management measures for the Project are based on a 2001 site wide comprehensive ESIA assessment and associated Final Environmental Management Plan (FEMP), that was subsequently updated in 2009. Current Rehabilitation and Closure Plans and associated estimated costs and financial provisions are also derived from the collective 2009 FEMPs, however these are supported by annual statutory audits. Citizens for Better Environment (CBE) conducted the FY2024 audit, which validated an estimated total of US$127M for closure costs. There are expectations that the costs can escalate as a function of renewed country guidelines released in 2024 that could project the figure to up to $280M, to be confirmed as necessary Closure Planning updates are completed.

Although still valid, these reports and plans are no longer fully relevant to the current and proposed activities and do not accurately reflect the status of the operations (including demolished or decommissioned infrastructure). KCM has identified this risk and has commenced a consolidated update to reassess impacts and mitigation measures across all the sites. KCM has commissioned Knight Piésold to complete new comprehensive ESIAs, Environmental and Social Management Plans (ESMPs) and Closure Plans for all unit operations to be delivered by end of 2025.

KCM routinely engages with the National Regulators to ensure it maintains a set of valid licences and authorisations indicating licences are secured and renewed to ensure validity. Permitting and approvals can be summarised by ESIA Approvals, water access and discharge, emissions to atmosphere, waste, and other more specific requirements as well as exploration, mining and processing licenses. As a member of the International Council on Mining and Metals (ICMM), KCM is in the process of aligning their tailings management practices with the GISTM (August 2020). KCM is known as one of the wettest mining operations in the world. Tailings dams are currently being encroached on by communities who either reside in close proximity to the dams, or plant seasonal crops within the tailings due to a lack of alternative land. The social economic environment presents challenges common to a declining industry which is exacerbated by a characteristic dependency on mining activity. Additionally, and as a consequence, artisanal manual and mechanised illegal mining occurs within the premises of KCM’s Nchanga Operations.

Actions to address Restoration Orders and Compliance Orders that were issued by the environmental regulator (ZEMA) from 2017 to address major non-compliances remain in progress, for which KCM monitors and has established action plans.

KCM are actively engaged in updating Environmental Impact Assessments and Closure plans for all KCM operations. Progress, communication with stakeholders and reporting is being managed by the KCM environmental management team. Environmental and Social Management plans, and Closure Plans for all KCM sites have been submitted to the Zambian Environmental Management Authority (ZEMA) and feedback from the review is awaited at the time of publication.

1.12.2	Permitting requirements

KCM operations are governed by Republic of Zambia’s Mining and Minerals Development Act (2015) and associated environmental and labour regulations.

The Konkola operation is currently permitted under a valid Large-Scale Mining Licence 7076-HQ-LML, with Nchanga Operations permitted under license 7075-HQ-LML. These licenses allow for underground or open pit and underground copper extraction respectively, and associated processing activities through to March 2050.

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Environmental approvals are in place through the EPF and project-specific Environmental Management Plans (EMPs), which govern water management, tailings disposal, and rehabilitation obligations. KCM maintains active compliance with these requirements through regular monitoring, internal audits, and reporting to the ZEMA.

Additional permits cover water abstraction, effluent discharge, and waste handling. Social and land-use agreements have been established with local communities to address resettlement, access, and stakeholder engagement obligations. These agreements are managed through structured compensation and sustainability programmes.

No material permitting constraints are currently identified that would prevent continued operation under the current LOM plan. However, the renewal of certain licences and approvals will require periodic reassessment to align with project expansion, infrastructure upgrades, and future Reserve development.

1.12.3	Rehabilitation, closure, and post closure planning

KCM have prepared updated closure plans in line with the IFC Environmental and Social Performance Standards, which are currently pending before ZEMA. Closure plans address physical and socio-economic closure. The closure plans have been developed through a process of a closure framework establishment, stakeholder consultation and closure cost estimation.

The KCM operations are long-life operations and closure plans will be subject to ongoing review as the operations progress. KCM aims to conduct progressive rehabilitation undertaken during the operational phase without hindering regular mining activities in areas no longer affected by mining operations.

1.13	Economic analysis

This report summarises the economic results of two mining scenarios for the KCM mining operations.

1.13.1	Initial Assessment scenario

The first scenario is an Initial Assessment based on a comprehensive Life of Mine Plan that includes mining from:

•	Konkola Underground Mine – Measured, Indicated, and Inferred Mineral Resources (operating in 2025).

•	Nchanga Indicated and Inferred Resources:

—	COP DF open pit mine (operating in 2025).

—	Nchanga COP E Underground (planned).

—	Nchanga COP DF Underground (planned).

—	Nchanga Luano Underground (planned).

•	Reclamation of Tailings Dams 03 and 04, processed through the Nchanga TLP (operating in 2025).

The Initial Assessment is a preliminary technical and economic study of the economic potential of all parts of the KCM operations including Konkola Underground, Nchanga Tailings Recovery, and Nchanga mining operations. The confidence in the overall Life of Mine scenario is at an Initial Assessment level of confidence.

The Initial Assessment of the Nchanga deposits and the Inferred Mineral Resource component of the Konkola Underground Mine is preliminary in nature, that it includes inferred Mineral Resources that are considered too uncertain geologically to have the economic considerations applied to them that would enable them to be categorised as Mineral Reserves and as such, these Mineral Resources have not been demonstrated to have economic viability. There is no certainty that the Initial Assessment will be realised.

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1.13.2	Mineral Reserve scenario

The second scenario is a sub-set of the Life of Mine plan that describes the mining of Measured and Indicated Mineral Resources in the Konkola Underground mine and the recovery of tailings from TD03 and TD04. The Measured and Indicated Resources comprise approximately 12% of the total Konkola Underground Mineral Resource. This scenario has been used to define a Mineral Reserve estimate that meets the reporting requirements of S-K 1300.

The mine plan defining the Konkola underground mine Mineral Reserve estimate has been constructed to reflect production from the Measured and Indicated Mineral Resources only, with any Inferred Mineral Resources included in the production profile treated as waste.

The Konkola underground development plan is focussed on accessing and recovering the Measured and Indicated Mineral Resources. The capital investment program has also been limited to expenditure that relates to the Mineral Reserve plan only.

This Mineral Reserve scenario for Konkola UG addresses the portion of the total Konkola Underground Mineral Resource and has been established to demonstrate that these Resources can produce a positive economic outcome and meet the technical requirements of a viable mine plan defined to PFS confidence levels.

It should be noted that KCM intend to continue aggressive resource infill drilling to increase confidence in the Mineral Resource base and to continually develop the mine plan to adapt to improving resource definition of the Konkola Underground deposit. KCM will invest capital and drilling to develop the potential of the life of mine plan scenario based on the positive potential from the investments.

The tailings recovery of TD03 and TD04 is unaltered and consistent between the two scenarios described above. No Mineral Reserves have been estimated for Nchanga Open Pit and Underground operations.

1.13.3	Key assumptions, parameters, and methods used

The following key assumptions, parameters and methods were used in the economic analysis.

1.13.3.1	Production plan

•	The basis of the economic model is the mining, processing and smelting schedule as presented in this report which includes mined tonnes (ore and waste), development metres, processed ore tonnes, grade and recoveries.

•	The KCM Life of Mine Plan comprises production from Measured, Indicated, and Inferred Resources.

•	The KCM Mineral Reserve Plan comprises production from Measured and Indicated Mineral Resources at Konkola Underground and Indicated Mineral Resources in TD03 and TD04.

•	A concept blend plan was developed to determine the copper metal and cobalt alloy produced from the available feed sources. Based on instructions from Vedanta, it was assumed that the excess smelter capacity in each year is filled by concentrates purchased from external third parties (refer Figure 1.5 below). These concentrates are assumed to meet the specifications required by the smelter over the life of the operations. No material (concentrate nor produced copper) generated from third party purchased concentrates have been included in any Mineral Resource or Mineral Reserve estimates for KCM.

•	The total copper sold from the KCM operations across the life of operations including copper anodes from the smelter, copper in cobalt alloy and copper cathodes produced by the tailings leach plant is shown in Figure 1.6.

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Figure 1.5	KCM Initial Assessment smelter feed profile

Source: AMC, 2025.

Figure 1.6	Total copper sold from KCM operations

Source: AMC, 2025.

The production profiles from Mineral Resources and Mineral Reserves on the KCM properties for the two production scenarios are described in Figure 1.7 and Figure 1.8.

The Initial Assessment Scenario recovers a total of 6.9 million tonnes of copper for sale and the Mineral Reserve Scenario recovers a total of 0.97 million tonnes of copper for sale.

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Figure 1.7	KCM Initial Assessment production profile

Source: AMC, 2025.

Figure 1.8	KCM Mineral Reserve production profile

Source: AMC, 2025.

1.13.3.2	Capital and Operating costs

Capital and Operating costs for mining, processing, administration and other costs to support the LOM for both Konkola Underground and Nchanga Operations are described in detail in Section 18 of this report. The capital and operating costs for Konkola Underground have been developed to a degree of detail to meet the confidence of a PFS and to support the estimation of Mineral Reserves. The unit operating costs have been applied across the life of the operations.

The capital and operating costs for Nchanga are defined to a lesser degree and meet the confidence requirements of an Initial Assessment.

The average real life of mine All in Sustaining Cost (AISC) for Konkola is $103/ore tonne. The real life of mine AISC for Nchanga Mines and Concentrators is $91/ore tonne and the real life of mine AISC for the TLP operations is $14/ore tonne.

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1.13.3.3	Revenue

The copper price selected by KCM for the cashflow analysis is based on current and consensus price forecasts (April 2025) as discussed in this document and illustrated in Table 1.8 below.

The selected copper prices for the economic analysis (2025 onwards), is the P75 number which aligns to the spot price achieved at the start of 2025. (P75 represents a 75% probability of achieving a value under this price). The same copper price profile was applied to both economic scenarios. Revenue is driven by tonnes of metal sold from the Nchanga smelter.

Table 1.8 Consensus pricing forecast used for Revenue projection

US$/t Cu Real 2025	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Max	10,375	11,257	11,534	12,186	12,919	9,524	9,524	9,524	9,524	9,524	9,524
P75	9,770	9,847	9,876	10,366	10,191	9,500	9,500	9,500	9,500	9,500	9,500
P50	9,451	9,534	9,642	9,780	9,778	8,818	8,818	8,818	8,818	8,818	8,818
Avg	9,466	9,501	9,567	9,782	9,860	8,670	8,670	8,670	8,670	8,670	8,670
P25	9,160	9,238	9,184	9,418	9,383	8,244	8,244	8,244	8,244	8,244	8,244
Min	8,500	7,010	6,546	6,521	6,421	6,420	6,420	6,420	6,420	6,420	6,420

Note: Shaded prices selected for cashflow analysis.

1.13.4	Economic results

The before-tax economic analysis is based on the project financial model developed to estimate annual cash flows and sensitivities for the KCM Operations that include Konkola Underground mine, Nchanga Underground operations, Nchanga open pits, TLP used to process tailings from TD03 and TD04 and Nchanga Smelter. The economic model is based on the operating cost, capital cost and pricing inputs described in in this report.

The economic results are presented below (Table 1.9) as a side-by-side comparison between the Initial Assessment Scenario and the Mineral Reserves scenario. The TLP is part of the Nchanga Operations but has been separated out in the table below for clarity.

Table 1.9 KCM summarised economic results

Item	Unit	Value
		Initial Assessment	Mineral Reserve
KCM
KCM Ore mined	kt	245,889	32,925
KCM Ore head grade	%T Cu	2.94	2.93
KCM Ore Recovery	%	86.7	88.5
KCM Cu Payable	Kt	6,074	825
Freight Charge	US$M	3,505	476
Treatment and Refining Charges	US$M	2,865	353
Operating Costs	US$M	21,968	3,744
Total Royalties	US$M	4,070	566
Growth Capital	US$M	464	215
Capital Development	US$M	2,806	541
Sustaining Capital	US$M	1,494	304
C1 Cash Cost (total)[1]	US$M	28,338	4,573
C1 Unit Cash Cost (unit)[2]	$/lb Cu	2.12	2.51
All-in Sustaining Cost (total)[3]	US$M	36,708	5,983
All-in Sustaining Cost (unit)[4]	$/lb Cu	2.74	3.29
NBU
NBU Ore mined	kt	25,143	05
NBU Ore head grade	%T Cu	2.43	0.005
NBU Ore Recovery	%	50.9	0.0
NBU Cu Payable	Kt	294	0
Freight Charge	US$M	134	0
Treatment and Refining Charges	US$M	131	0
Operating Costs	US$M	1,727	0
Total Royalties	US$M	201	0
Growth Capital	US$M	247	0
Capital Development	US$M	0	0
Sustaining Capital	US$M	557	0
C1 Cash Cost (total)[1]	US$M	1,992	0
C1 Unit Cash Cost (unit)[2]	$/lb Cu	3.07	0.00
All-in Sustaining Cost (total)[3]	US$M	2,751	0
All-in Sustaining Cost (unit)[4]	$/lb Cu	4.24	0.00
TLP
TLP Ore mined	kt	67,7846	36,1427
TLP Ore head grade	%T Cu	0.886	0.657
TLP Ore Recovery	%	50.6	48.1
TLP Cu Payable	Kt	303	113
Freight Charge	US$M	55	20
Treatment and Refining Charges	US$M	54	20
Operating Costs	US$M	969	476
Total Royalties	US$M	205	77
Growth Capital	US$M	76	0
Capital Development	US$M	0	0
Sustaining Capital	US$M	39	0
C1 Cash Cost (total)[1]	US$M	1,078	517
C1 Unit Cash Cost (unit)[2]	$/lb Cu	1.61	2.08
All-in Sustaining Cost (total)[3]	US$M	1,322	594
All-in Sustaining Cost (unit)[4]	$/lb Cu	1.98	2.39

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Item	Unit	Value
		Initial Assessment	Mineral Reserve
Consolidated
KCM UG Ore mined	kt	245,889	32,925
KCM UG Ore head grade	%T Cu	2.94	2.93
KCM UG Ore Recovery	%	86.7	88.5
KCM Cu Payable	Kt	6,074	825
NBU Open Pit Ore mined	Kt	2,648	0
NBU Open Pit Ore head grade	%T Cu	1.38	0.00
NBU Open Pit Ore recovery	%	61.41	0.00
NBU Open Pit Cu payable	Kt	22	0
NBU Underground Ore mined	Kt	22,495	0
NBU Underground Ore head grade	%T Cu	2.55	0.00%
NBU Underground Ore recovery	%	49.66	0.00
NBU Underground Cu payable	Kt	273	0
TLP Ore mined	Kt	67,7841	36,1422
TLP Ore head grade	%T Cu	0.881	0.652
TLP Ore recovery	%	50.6	48.1
TLP Cu Payable	Kt	303	113
Gross Copper Revenue[8]	US$M	63,728	9,107
Smelter and By-Product Credits[9]	US$M	11,363	1,982
Freight and Refining Costs	US$M	6,744	868
Total Royalty	US$M	4,477	643
Mining Operating Costs	US$M	24,665	4,220
Smelter and Refinery Operating Costs	US$M	4,953	898
Growth Capital	US$M	787	215
Capital Development	US$M	3337	541
Sustaining Capital	US$M	1815	406
Closure Costs	US$M	101	93
C1 Cash Cost (total)[1]	US$M	29,475	4,647
C1 Unit Cash Cost (unit)[2]	$/lb Cu	2.00	2.56
All-in Sustaining Cost (total)[3]	US$M	34,627	5,594
All-in Sustaining Cost (unit)[4]	$/lb Cu	2.35	3.08
Net Revenue	US$M	63,871	9,578
Free Cash Flow	US$M	28,213	3,205
NPV8% (pre-tax, real basis)	US$M	6,549	1,632

Notes:

[1]	C1 Cash Cost includes mining, processing, and site G&A costs, net of by-product credits (cobalt and incremental copper profit from the Nchanga smelter/refinery). TC/RC and freight (normally deducted from revenue) are added back to approximate the cost of finished metal.
[2]	C1 Cash Cost per payable pound is calculated as total C1 cash costs divided by payable copper pounds produced during the period.
[3]	All-in Sustaining Cost (AISC) is defined as C1 Cash Cost plus sustaining capital expenditure, capitalised underground development, and royalties. AISC is a non-GAAP measure presented for illustrative purposes and is reconciled to the operating and capital cost estimates in Section 18.
[4]	AISC ($/lb payable Cu) = (C1 cash costs + sustaining CapEx + capitalised development + royalties) ÷ payable copper pounds produced. AISC is a non-GAAP measure presented for illustrative purposes; reconciled in Section 18.
[5]	No Mineral Reserves declared for NBU or TLP under PFS criteria.
[6]	Includes Tailings recovery from TD03 and TD04.
[7]	Comprises Tailings recovery from TD03 and TD04 only.
[8]	Gross Copper Revenue represents payable copper revenue associated with KCM, NBU and TLP.
[9]	Smelter and By-Product Credits comprise cobalt and sulphuric acid revenue plus incremental copper value recovered by the Nchanga smelter and refinery from KCM concentrates, NBU concentrates, and third-party toll concentrates, in excess of payable copper terms.

The net present value before tax at a discount rate of 8% per year (NPV8%) for the Initial Assessment scenario is US$6.5 billion and the Mineral Resource scenario is US$1.6 billion.

1.13.5	Sensitivity analysis

A sensitivity analysis on the NPV8%was undertaken on copper price, cobalt price, operating costs and capital costs for the two economic cases, Initial Assessment and Mineral Reserves. The results are summarised in Figure 1.9, Figure 1.10, Table 1.10, and Table 1.11. In both cases the project is most sensitive to changes in copper prices and operating costs.

Figure 1.9	Sensitivity Analysis Graph – Initial Assessment Case

Source: AMC, 2025.

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Table 1.10	Sensitivity Analysis Table – Initial Assessment Case

	80%	90%	100%	110%	120%
Cu Price	3,304	4,927	6,549	8,172	9,794
Co Price	6,521	6,535	6,549	6,563	6,577
OPEX	8,148	7,348	6,549	5,750	4,951
CAPEX	7,108	6,828	6,549	6,270	5,991

Figure 1.10	Sensitivity Analysis Graph – Mineral Reserve Case

Source: AMC, 2025.

Table 1.11	Sensitivity Analysis Table – Mineral Reserve Case

	80%	90%	100%	110%	120%
Cu Price	521	1,077	1,632	2,187	2,743
Co Price	1,625	1,629	1,632	1,636	1,639
OPEX	2,128	1,880	1,632	1,384	1,136
CAPEX	1,816	1,724	1,632	1,540	1,449

A further sensitivity analysis on the project NPV8% was completed on various copper prices, that were applied uniformly across the life of the operation for each of the economic cases. The results are shown in Table 1.12.

Table 1.12	Copper Price Sensitivity with uniformly applied copper prices

Cu price	Initial Assessment	Mineral Reserves
8,250	4,202	778
8,500	4,622	920
8,750	5,043	1,063
9,000	5,463	1,205
9,250	5,884	1,347
9,500	6,304	1,490
9,750	6,725	1,632

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1.14	Qualified Person’s interpretations and conclusions

1.14.1	Mineral Resource data

There is limited if any sample preparation or analytical QAQC data for the historical samples. The Qualified Person notes that there has been no twin hole drilling to confirm the accuracy of the historical data. However historical and modern / recent drilling are intermingled geographically and at no time have recent drillholes provide results outside the values or range indicated by historic drilling.

The Qualified Person notes that as mining progresses there is less reliance on historical data.

Modern and recent sample preparation, security, and analytical procedures applied are appropriate. The Qualified Person is of the opinion that to ensure improved accuracy and precision, QAQC protocols are to be conducted on all drillholes.

The Qualified Person notes that the QAQC showed standards plotting outside the 2SD and that repeats do not fully align with the requirements which both compromises on accuracy and precision of the assays. However, the Qualified Person is of the opinion that though it does add a degree of uncertainty, it would not significantly affect the outcome of the grade estimation.

Where there is a question about the performance of the QAQC for sample batches from the site laboratory an umpire laboratory must be used.

A site visit to the site laboratory showed that the laboratory due to age and use requires physical maintenance and the replacement of old sample preparation and analytical equipment. Where there is doubt as to the condition of any of the site sample preparation and laboratory analytical equipment, an external third-party laboratory should be used.

The Qualified Person considers that with respect data verification the only potential material risk is associated with the QAQC. While acknowledging there is a small requirement to remove some historical input from use in an estimation.

1.14.2	Mineral Resources

The Konkola Mineral Resource block model, the inputs and estimation parameters are representative of the informing data and that this data is of sufficient quality to support the Mineral Resource estimate to Measured, Indicated, and Inferred confidence levels.

The Konkola Mineral Resource has the potential to increase in confidence and size through campaigns of infill and extension drilling from both underground and surface.

Nchanga assets COP DF, Luano and COP E Extension estimations should be updated to include (where absent) lithological and other interpretations and consider the use of new estimation techniques.

A whole of Nchanga interpretation should be considered to look for additional opportunities, see Section 1.14.9.1.

TD03 andTD04 volume, tonnage and grade are representative of the informing data and that this data is of sufficient quality to support the Mineral Resource estimate to an Indicated confidence level.

1.14.3	Mineral Reserves

The Konkola UG Mineral Reserve estimate is based on the mine plan and adjusted mining methods and systems described in this document. The required capital investment and project development milestones are clearly outlined and are part of a life of mine plan that underpins the information in this report. These factors combine to comprise the modifying factors applied to the Mineral Resource to estimate Mineral Reserves. The quantity of the Mineral Reserves estimate is limited by the confidence in the Mineral Resource for Konkola UG. Incremental improvements in the confidence in the Mineral Resource estimate, for example from Inferred to Indicated category, are likely to result in proportional increases in Mineral Reserves, after appropriate application of the applicable modifying factors.

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The Mineral Reserve estimate for TD03 and TD04 is based on the Mineral Resource estimate and the application of modifying factors demonstrated by the current continuing operation of recovery and processing for these tailings dams.

1.14.4	Assimilation of the Life of Mine Plan into short-term operational plans

The life of mine plan document provides long-term direction and a business-case for the KCM operations. This is not meant to be a detailed execution plan, and it is expected that the KCM operations team assimilates this planning direction into short-term detailed operational plans and designs.

1.14.5	Mining and infrastructure

The mining approach described in this report has projected a substantial improvement in mining performance within the Konkola Underground deposit. This improvement in performance requires the engagement of mining contractors to undertake underground mining activities who possess the capability to deliver safe, reliable, and effective mining practices that compare with the top-tier of the international mining industry.

This mining performance improvement also requires that KCM invest in providing the required infrastructure to support world-class mining performance. This infrastructure investment includes development access, shafts and materials handling infrastructure, substantial dewatering capacity, paste fill, ventilation, and power reticulation systems.

The timely and effective installation of the 1390 level pumping infrastructure is critical to achieving the required de-watering rates, that underpin the long-term production forecasts for Konkola Underground.

1.14.6	Processing and recovery methods

The various processing facilities at KCM have the potential to generate substantial value for the business. The recent period of restricted cashflow and investment has left most facilities in need of maintenance and upgrade to produce reliable performance. KCM have studied, reviewed and understand the necessary investment required to improve these facilities.

Opportunities not included in this report that warrant further investigation include:

•	Further investigation and consideration of a Cobalt recovery process after the Nchanga Smelter to recover a higher value cobalt product. Initial concepts have been investigated, and future feasibility study and pilot works are required.

•	Consider the establishment of a TLP adjacent to the Lubengele TSF near the Konkola concentrator. The Nchanga TLP has demonstrated substantial additional to value generation and the potential feed material at Lubengele represents a similar opportunity.

•	The potential to increase the capacity of the existing TLP through expansion or to build a new plant to reclaim and process TD05 inventory at a higher throughout than would be possible if limited by the existing Nchanga TLP capacity. A new TLP or modified existing TLP may require Elevated Temperature Leaching to optimise copper recovery and economic value.

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1.14.7	Environmental studies, permitting and plans, negotiations, or agreements with local individuals or groups

KCM have substantial programmes in place to address environmental and social performance that are expected to continue with positive results. Current work underway in 2025, to complete baseline studies and environmental and social impact assessments across the four KCM business units will be important packages of work to inform closure planning and environmental and social liability assessments.

Actions to address Restoration Orders and Compliance Orders that were issued by the environmental regulatory (ZEMA) from 2017 to address major non-compliances remain in progress, for which KCM monitors and has established action plans.

1.14.8	Project economics

The analysis in the life of mine plan for KCM has identified the following economic results:

•	There is substantial potential value to be generated from the Konkola Underground mine. This value, however, is dependent on the adequate and timely investment of capital funds into the operation to establish mining and processing systems that can reliably deliver the inherent value in the deposit.

•	Eight percent of the total KCM NPV in the Life of Mine scenario is planned from the smelting of third-party concentrate. Currently contracts for supply are renewed on an annual basis, and this short-term supply agreement carries a degree of uncertainty for such a significant component of the project cash-flow.

•	The value defined by the Mineral Reserve scenario indicates that the scenario has a positive economic outcome. KCM will continue to develop and invest in the operations towards achieving the full potential of the total deposit.

1.14.9	Recommendations

Summary of recommendations for future work include:

•	Resource infill and extension drilling to increase confidence and upgrade the resource classification at Konkola.

•	To progress towards inclusion in the Mineral Reserve, review and assess the inputs, geological understanding and estimations for:

—	COP DF underground.

—	COP E Extension underground.

•	Drilling of TD05 (Nchanga) and Lubengele (Konkola) tailings dams, to generate first time Mineral Resource estimates, see section 21.2.

•	Prepare for external audit by updating standard task procedures and generation of master QAQC and Mineral Resource statement reports.

•	Complete prefeasibility level work on COP E, COP DF underground projects, based on current drilling results, and Mineral Resource, to advance these towards a Mineral Reserve estimate.

•	Complete a Feasibility study on the KCM operations to support future investment and funding processes.

•	The costs associated with the recommendations in this section have been included in the mine plans and financial estimates presented for the various and respective components of the operations throughout this TRS. The costs are estimated across multiple areas and include costs for project and operational planning and study work, testwork and sampling, drilling, development, construction and mining activities.

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1.14.9.1	Expanded geological recommendations

Konkola

Proposed drilling consists of a structured program. Phase 1 to Phase 3 are infill drilling designed to upgrade the classification of the Mineral Resources. Phase 4 is to extend of the known mineralisation within the lease boundary. The Phases aim to:

•	Phase 1: Achieve a Measured classification for five years of production through a 60 m drill spacing using underground and surface directional drilling.

•	Phase 2: Target Indicated material for the next ten years of production through a combination of surface directional and vertical drilling.

•	Phase 3: Infill drill to enhance confidence in the Inferred Mineral Resource by reducing the drillhole spacing.

•	Phase 4: Expand drilling at the lease boundary, consisting of a small number of surfaces drillholes with an average depth of 1,500 m.

Nchanga

Undertake infill and extension drilling of COP E Ext and COP DF for potential extensions and to validate existing data and increase geological confidence for proposed development of underground mining. With the current focus on Konkola and tailings dam drilling no program is planned, at this time.

Collate the geological information and understanding for all current and past operating assets at Nchanga into a single geological project. This will allow for the creation of an asset wide geological interpretation for the first time. With the goal being to identify areas where mineralisation might have been overlooked both as extensions to known mineralisation and between known mineralisation. An increase in scale of available mineralisation at Nchanga has the potential to re-incorporate mineralisation currently considered uneconomic due to its smaller scale and low grade.

Investigate additional potential of along strike extensions of satellite prospects such as Luano and Fitwaola which have insufficient tonnes and grade at this time to be considered as Mineral Resources.

Tailings dam drilling

Two long established tailings dams which are not part of the current Mineral Resource estimate are TD05 (Nchanga) currently being built from output from the Nchanga TLP and processing plant, and Lubengele (Konkola) also being built but from tails from the Konkola processing plant.

To incorporate these assets into future Mineral Resource estimates, auger drilling and test work commenced at TD05 in July 2025. With drilling at Lubengele due to commence late 2025 early 2026.

At TD05 a 250 m by 250 m drill spacing is planned for a total of 255 holes for 14,025 m with the goal of achieving an Indicated Mineral Resource. Although water has been being drawn down portion of the dam will be too wet to drill towards the end of the initial drilling program. This is not anticipated to have a material impact on progressing the project.

An identical program of drilling and test work is proposed for Lubengele and will commence on completion of TD05 drilling.

Test work is being undertaken by SGS and includes grainsize, rheology, acid leach, mineralogy, sedimentation, and slurry testing.

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Contents

1	Summary				i
	1.1	Property description and ownership			ii
		1.1.1	Konkola Underground Mine		ii
		1.1.2	Nchanga Operations		ii
		1.1.3	Tailings storage facilities		iii
	1.2	Mineral rights			iii
	1.3	Mineral rights and royalties			iii
	1.4	Geology and mineralisation			iv
		1.4.1	Regional geological setting		iv
		1.4.2	Mineralisation characteristics		iv
		1.4.3	Structural and hydrothermal influences		iv
	1.5	Status of resource infill and extension drilling			iv
		1.5.1	Konkola		iv
		1.5.2	Nchanga		v
		1.5.3	Tailings dams		v
	1.6	Development and operations reported as Mineral Resources			vi
		1.6.1	Konkola		vi
		1.6.2	Nchanga		vi
	1.7	Mineral Resource estimates			vii
	1.8	Mineral Reserve estimates			viii
		1.8.1	Cut-off value		ix
		1.8.2	Konkola NSR		x
		1.8.3	Mineral Reserve risk factors		x
	1.9	Combined Mineral Resources and Mineral Reserves			xi
	1.10	Mining methods			xiii
		1.10.1	Konkola Underground Mine		xiii
		1.10.2	Nchanga open pit and underground operations		xiii
		1.10.3	Tailings recovery and processing		xiv
	1.11	Processing and recovery methods			xiv
		1.11.1	Konkola concentrator		xiv
		1.11.2	Tailings leach plant		xv
		1.11.3	Smelter		xvii
		1.11.4	Refinery		xviii
	1.12	Environmental studies, permitting, and social or community impact			xix
		1.12.1	Environment		xix
		1.12.2	Permitting requirements		xix
		1.12.3	Rehabilitation, closure, and post closure planning		xx
	1.13	Economic analysis			xx
		1.13.1	Initial Assessment scenario		xx
		1.13.2	Mineral Reserve scenario		xxi
		1.13.3	Key assumptions, parameters, and methods used		xxi
			1.13.3.1	Production plan	xxi
			1.13.3.2	Capital and Operating costs	xxiii
			1.13.3.3	Revenue	xxiv
		1.13.4	Economic results		xxiv
		1.13.5	Sensitivity analysis		xxv
	1.14		Qualified Person’s interpretations and conclusions		xxvii
		1.14.1	Mineral Resource data		xxvii
		1.14.2	Mineral Resources		xxvii
		1.14.3	Mineral Reserves		xxvii

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		1.14.4	Assimilation of the Life of Mine Plan into short-term operational plans		xxviii
		1.14.5	Mining and infrastructure		xxviii
		1.14.6	Processing and recovery methods		xxviii
		1.14.7	Environmental studies, permitting and plans, negotiations, or agreements with local individuals or groups		xxix
		1.14.8	Project economics		xxix
		1.14.9	Recommendations		xxix
			1.14.9.1	Expanded geological recommendations	xxx

2	Introduction				48
	2.1	Registrant for whom the TRS was prepared			48
	2.2	Terms of reference and purpose			48
	2.3	Units of measure			48
	2.4	Sources of information			49
	2.5	Personal inspection summary			49
	2.6	Summary of previously filed technical report			50
	2.7	Qualified Persons			50
	2.8	Reliance on the registrant			50

3	Property description				51
	3.1	Property description			51
	3.2	Project location			51
	3.3	Infrastructure and access			54
	3.4	Mineral rights			55
		3.4.1	License details		55
	3.5	Description of property rights			55
		3.5.1	Surface and access rights		56
	3.6	Royalty payments			56
	3.7	Significant encumbrances to the property			57
		3.7.1	Environmental compliance		57
		3.7.2	Permit conditions		57
		3.7.3	Social and land use considerations		57
	3.8	Significant factors and risks affecting access			57
		3.8.1	Operational risks		57
		3.8.2	Regulatory and social risks		58
	3.9	Title and location of contiguous and geologically related tenure			59

4	Accessibility, climate, local resources, infrastructure, and physiography				60
	4.1	Topography and land description			60
		4.1.1	Flora and fauna		60
	4.2	Access to the property			60
	4.3	Climate description			60
	4.4	Availability of required infrastructure			61
		4.4.1	Power		61
		4.4.2	Water		61
		4.4.3	Supplies		61
		4.4.4	Personnel		61

5	History				62
	5.1	Production history			62

6	Geological setting and mineralisation				64
	6.1	Regional geology			64
		6.1.1	Lithostratigraphy of the Central African Copperbelt		66

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		6.1.2	Mineralisation genesis		67
		6.1.3	Structural and tectonic evolution		67
	6.2	Local and property geology			68
		6.2.1	Stratigraphy		68
		6.2.2	Mineralisation		70
		6.2.3	Variability in mineralisation across mining areas		72
		6.2.4	Major structural controls on mineralisation		73
		6.2.5	Summary of geological characteristics		73

7	Exploration				75
	7.1	Exploration history			75
	7.2	Drilling methods			76
	7.3	Core recovery			76
	7.4	Core logging			76
	7.5	Sample selection			76
	7.6	QAQC program			76
	7.7	Drillhole locations			77
	7.8	Hydrogeology			80
		7.8.1	Konkola		80
		7.8.2	Nchanga		80
	7.9	Geotechnical data, testing, and analysis			81
		7.9.1	Konkola		81
			7.9.1.1	Geotechnical drilling	81
			7.9.1.2	Geotechnical testing	81
			7.9.1.3	Seismicity	81
			7.9.1.4	In situ stress	82
			7.9.1.5	Groundwater	82
		7.9.2	Nchanga		84

8	Sample preparation, analyses, and security				85
	8.1	Sample preparation and analysis			85
	8.2	Sample preparation method			85
	8.3	Analytical method			85
	8.4	Bulk density measurement			85
	8.5	Quality assurance quality control programme			86
	8.6	Sample security			86
	8.7	Quality assurance quality control – Konkola			87
		8.7.1	Konkola		87
			8.7.1.1	CRM	87
			8.7.1.2	Repeats	91
			8.7.1.3	Blanks	92
	8.8	Quality assurance quality control - Nchanga			92
		8.8.1	Chingola Open Pit C and E Extension (COP E Ext)		93
			8.8.1.1	CRM	93
			8.8.1.2	Repeats	94
		8.8.2	Luano		95
			8.8.2.1	CRM	95
			8.8.2.2	Blanks	97
			8.8.2.3	Repeats	97
		8.8.3	Stockpile 16		98
			8.8.3.1	CRM	98
		8.8.4		QAQC conclusion	100
	8.9	Qualified Person’s opinion			100

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9	Data verification				102
	9.1	Historic data			102
	9.2	Modern data			102
		9.2.1	Database		102
		9.2.2	Exported data validation		102
		9.2.3	Data verification		103
		9.2.4	Database security		103
	9.3	Data verification limitations - Konkola			103
	9.4	Data verification limitations - Nchanga			104
	9.5	Qualified Person’s opinion			104

10	Mineral processing and metallurgical testing				105
	10.1	Testing nature, extent, and analytical procedures			105
	10.2	Testing laboratories			105
	10.3	Test sample representativity			105
	10.4	Testing results, assumptions, and deleterious elements			106
		10.4.1	Konkola concentrator		106
		10.4.2	Tailings leach plant		107
	10.5	Qualified Person’s opinion			109

11	Mineral Resource estimates				110
	11.1	Introduction			110
	11.2	Konkola			112
			11.2.1.1	Data	112
			11.2.1.2	Geological interpretation	113
			11.2.1.3	Statistics and compositing	122
			11.2.1.4	Block model and estimation parameters	126
			11.2.1.5	Block model validation	128
			11.2.1.6	Classification criteria	133
			11.2.1.7	Mineral Resource uncertainty	135
			11.2.1.8	Mineral Resource Estimate	135
	11.3	Nchanga assets			135
		11.3.1	Chingola open pit D and F (COP DF)		136
			11.3.1.1	Data	136
			11.3.1.2	Geological interpretation and generation of 3D representation	137
			11.3.1.3	Statistics and compositing	137
			11.3.1.4	Block model and estimation parameters	138
			11.3.1.5	Bulk density	139
			11.3.1.6	Estimation validation	139
			11.3.1.7	Classification criteria	140
			11.3.1.8	Mineral Resource uncertainty	141
			11.3.1.9	Mineral Resource estimate	141
		11.3.2	Luano		142
			11.3.2.1	Data	142
			11.3.2.2	Geological interpretation and generation of 3D representation	142
			11.3.2.3	Statistics and compositing	143
			11.3.2.4	Block model and estimation parameters	144
			11.3.2.5	Bulk density	144
			11.3.2.6	Estimation validation	144
			11.3.2.7	Classification criteria	146
			11.3.2.8	Mineral Resource uncertainty	147
			11.3.2.9	Mineral Resource estimate	147
		11.3.3	Chingola Open Pit C and E Extension (COP E Ext)		148

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			11.3.3.1	Data	148
			11.3.3.2	Geological interpretation and generation of 3D representation	149
			11.3.3.3	Statistics and compositing	151
			11.3.3.4	Block model and estimation parameters	152
			11.3.3.5	Bulk density	153
			11.3.3.6	Estimation validation	153
			11.3.3.7	Classification criteria	154
			11.3.3.8	Mineral Resource uncertainty	155
			11.3.3.9	Mineral Resource estimate	156
		11.3.4	Tailings dams TD03 and TD04		156
			11.3.4.1	Data	156
			11.3.4.2	Generation of volume / tonnage and grade	156
			11.3.4.3	Mining, processing, and recovery	157
			11.3.4.4	Classification criteria	158
			11.3.4.5	Mineral Resource uncertainty	158
			11.3.4.6	Mineral Resource estimate	158
		11.3.5	Stockpile SP16		158
			11.3.5.1	Data	159
			11.3.5.2	Block model and estimation parameters	159
			11.3.5.3	Bulk density	160
			11.3.5.4	Mining, processing and recovery	160
			11.3.5.5	Classification criteria	160
			11.3.5.6	Mineral Resource uncertainty	161
			11.3.5.7	Mineral Resource estimate	161
	11.4	Qualified Person’s opinion			161

12	Mineral Reserve estimates				162
	12.1	Mineral Reserves			162
	12.2	Key assumptions, parameters, and methods used			163
	12.3	Modifying factors			163
		12.3.1	Dilution and mining recovery		163
		12.3.2	Cut-off value		164
		12.3.3	Konkola NSR		164
		12.3.4	Royalty payments		165
		12.3.5	NSR cut-off value		165
	12.4	Mineral Reserve risk factors			166

13	Mining methods				167
	13.1	Konkola Underground - Geotechnical considerations			170
		13.1.1	Geotechnical design parameters		170
		13.1.2	Geotechnical domains		170
			13.1.2.1	Primary lithology units	171
			13.1.2.2	Structural geology summary	172
		13.1.3	Geotechnical considerations for mining		175
			13.1.3.1	Stope stability and design	175
			13.1.3.2	Stope dilution estimation	175
			13.1.3.3	Infrastructure placement	175
			13.1.3.4	Crown pillar and subsidence risk	175
		13.1.4	Ground support and numerical modelling		175
	13.2	Nchanga - Geotechnical considerations			176
		13.2.1	Nchanga Underground Mine		176
			13.2.1.1	Rock mass conditions	176
			13.2.1.2	Structural observations	176

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	13.2.2	Geotechnical considerations Nchanga open pits		176
		13.2.2.1	Nchanga open pit	177
		13.2.2.2	COP DF Pit	179
	13.2.3	Key geotechnical risks, findings, and recommendations		180
		13.2.3.1	Key geotechnical risks - COP DF open pit	180
		13.2.3.2	Geotechnical rock mass data collection	181
		13.2.3.3	Update assessments	181
		13.2.3.4	Monitoring	181
		13.2.3.5	Geotechnical hazard management	182
13.3	Hydrogeology			182
	13.3.1	Hydrogeology - Konkola Underground		182
	13.3.2	Dewatering volumes and rates		182
	13.3.3	Chingola dolomite		183
	13.3.4	Recharge		183
	13.3.5	Dewatering system and boreholes		184
	13.3.6	Water quality		185
	13.3.7	Mine schedule and dewatering plan		185
	13.3.8	Future dewatering rates		187
	13.3.9	Pumping infrastructure – Konkola Underground		188
	13.3.10	Konkola Underground water management infrastructure		189
	13.3.11	Upgrade of existing pumping infrastructure		189
	13.3.12	Risks		190
13.4	Existing mining – Konkola Underground			191
13.5	Planned mining methods - Konkola Underground			191
	13.5.1	Mining dilution and recovery factors		192
	13.5.2	Mine design		193
	13.5.3	Mining operations		196
		13.5.3.1	Waste rock management	196
		13.5.3.2	Ore handling	197
	13.5.4	Backfill – Konkola Underground		197
		13.5.4.1	Paste fill geomechanics and fill strength	198
		13.5.4.2	Paste fill placement and retention	198
		13.5.4.3	Paste fill capital costs	199
		13.5.4.4	Paste fill operating costs	199
		13.5.4.5	Project timeline	200
		13.5.4.6	Future backfill test work	200
	13.5.5	Ventilation – Konkola Underground		200
		13.5.5.1	Air requirements	200
		13.5.5.2	Ventilation design parameters	200
		13.5.5.3	Development ventilation	201
		13.5.5.4	Stoping ventilation	201
		13.5.5.5	Temperature and refrigeration requirements	201
		13.5.5.6	Ventilation requirements for diesel equipment	202
		13.5.5.7	Primary ventilation	202
	13.5.6	Konkola Underground - Mining development and production schedule		205
	13.5.7	Mining Personnel		207
13.6	Existing mining – Nchanga Business Unit (NBU)			208
	13.6.1	COP D and F Surface Pit		209
13.7	Planned mining methods – Nchanga Open Pits and Surface Plant Feed			209
13.8	Planned underground mining – Nchanga			209
	13.8.1	Mining dilution and recovery factors		210
13.9	Nchanga processing infrastructure			211

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	13.10	Nampundwe Underground Mine			211
	13.11	Tailings reclamation			212
		13.11.1	Sources of production TD03, TD04		212
		13.11.2	Tailings dam inventory		213
		13.11.3	Processing methodology and plant design		214
		13.11.4	Production schedule		214
		13.11.5	Materials handling, slurry pumping		214
		13.11.6	Tailings recovery - Capital and operating costs		214
			13.11.6.1	TD03 reclaim costs	214
			13.11.6.2	TD04 reclaim costs	214
			13.11.6.3	Capital provisions for TD04	215

14	Processing and recovery methods				216
	14.1	Konkola concentrator			217
		14.1.1	Konkola process description		217
			14.1.1.1	Historical performance	218
			14.1.1.2	Restart performance	219
		14.1.2	Plant design and equipment		222
		14.1.3	Plant operations		222
		14.1.4	Konkola LOMP production schedule		224
	14.2	Nchanga concentrators			226
		14.2.1	Historical performance		226
		14.2.2	Nchanga LOM production		239
	14.3	Tailings leach plant			230
		14.3.1	Historical performance		232
		14.3.2	Restart performance		233
			14.3.2.1	Plant design and equipment	234
			14.3.2.2	TLP LOMP production	234
	14.4	Nchanga smelter			235
		14.4.1	Recent smelter performance		236
		14.4.2	Smelter condition		239
		14.4.3	Concentrate blending		239
		14.4.4	Nkana refinery		241
			14.4.4.1	Mode of operation, general condition	241
			14.4.4.2	Production	242
	14.5	Proposed processing methods			243
	14.6	Proposed flow sheet			243
	14.7	Plant design and equipment			243
	14.8	Plant operations			243

15	Infrastructure				244
	15.1	Roads			244
	15.2	Rail			245
	15.3	Port facilities			246
	15.4	Water dams			247
	15.5	Dumps			247
	15.6	Licensing and permitting			247
	15.7	Konkola operation waste dumps			247
		15.7.1	Nchanga Operation waste dumps		248
	15.8	Tailings disposal			249
		15.8.1	Tailings deposition locations		249
		15.8.2	LOM capacity and expansion opportunities		252
		15.8.3	Licensing and permitting		253

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		15.8.4	Stability and TSF management processes		253
	15.9	Power			254
		15.9.1	Existing operating power supply capacity and expansion		255
		15.9.2	Emergency power supply and expansion		255
	15.10	Water			255
		15.10.1	Raw water		255
		15.10.2	Konkola operations raw water balance		256
		15.10.3	Nchanga Operations raw water balance		256
		15.10.4	Potable water (domestic water)		256
	15.11	Pipelines			257
	15.12	Ancillary surface infrastructure and expansions			258
		15.12.1	Internal rail network		258
		15.12.2	Office building		258
		15.12.3	Change houses and other buildings		258
		15.12.4	Infrastructure related to life of mine expansions		258

16	Market studies and contracts				259
	16.1	Market information			259
		16.1.1	Market for KCM’s products		259
		16.1.2	Copper demand		259
		16.1.3	Copper supply		260
		16.1.4	Cobalt demand		260
		16.1.5	Cobalt supply		260
		16.1.6	Study price and sales terms		260
		16.1.7	Copper pricing for Mineral Reserve cut-off estimation		261
	16.2	Contracts and status			262
		16.2.1	Forward sales and hedging		262
		16.2.2	Site development contracts		262
		16.2.3	Operating contracts		263
		16.2.4	Other agreements and contracts		265

17	Environmental studies, permitting, and social or community impact				266
	17.1	Environmental studies, permitting, and social or community impact			266
	17.2	Permitting requirements			266
	17.3	Rehabilitation, closure, and post closure planning			267

18	Capital and operating costs				268
	18.1	Konkola Underground Mine operating cost estimate			268
		18.1.1	Operating development		268
		18.1.2	Stoping production cost		269
		18.1.3	Power supply and consumption		269
			18.1.3.1	Dewatering power consumption	271
			18.1.3.2	Ventilation power consumption	271
		18.1.4	Backfill		272
		18.1.5	Underground rail tramming operations		272
		18.1.6	Mine service functions		272
		18.1.7	Labour and workforce costs		272
		18.1.8	Mill consumable costs		273
		18.1.9	Freight cost of concentrate		273
			18.1.10	Maintenance services and operating lease hire	273
			18.1.11	Water	273
			18.1.12	Stores and spares and operating projects	273
			18.1.13	Administrative operating costs	273

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			18.1.14	Corporate allocations	273
			18.1.15	Summary	273
	18.2	Nchanga Business Unit operating cost estimate			276
		18.2.1	Structure		276
		18.2.2	Tailings reclaim operations		276
		18.2.3	COP E underground project		276
		18.2.4	COP DF underground project		277
		18.2.5	Nchanga processing facilities		277
			18.2.5.1	Old East Mill schedule	277
			18.2.5.2	New East Mill schedule	277
			18.2.5.3	New West Mill schedule	277
			18.2.5.4	Tailings Leach Plant (TLP)	277
		18.2.6	NBU processing operating costs		278
		18.2.7	Corporate overheads		278
		18.2.8	Nchanga Smelter and refinery operating cost estimate		278
	18.3	Konkola Underground capital cost estimate			278
		18.3.1	Form of capital cost estimate		278
		18.3.2	Overall infrastructure cost estimate – LOM		279
		18.3.3	Lateral and vertical underground development		280
		18.3.4	Konkola Underground growth capital fitout		280
			18.3.4.1	Defining infrastructure modules	280
		18.3.5	Konkola diamond drilling capital campaigns		282
		18.3.6	Konkola concentrator facility capital estimate		282
	18.4	Nchanga Business Unit capital cost estimate			283
		18.4.1	Surface mining and reclamation of tailings dam capital costs		283
		18.4.2	New underground projects		283
		18.4.3	COP E, COP DF underground operations		283
		18.4.4	Nchanga concentrator / mills facility capital estimate		284
		18.4.5	Nchanga TLP capital estimate		284
		18.4.6	Nchanga tailings facilities capital cost		284
		18.4.7	Smelter and refinery capital costs		284
		18.4.8	Mine closure		285
		18.4.9	Application of cost estimation standards to KCM		285
		18.4.10	Risk mitigation and cost control measures		285

19	Economic analysis				286
	19.1	Initial Assessment scenario			286
	19.2	Mineral Reserve scenario			286
	19.3	Key assumptions, parameters, and methods used			287
		19.3.1	Production plan		287
		19.3.2	Revenue		289
		19.3.3	Government Levies, Taxes and Royalties		289
	19.4	Economic results			289
	19.5	Sensitivity analysis			293

20	Adjacent properties				296
	20.1	Chililabombwe			296
		20.1.1	Lubambe Copper Mine		297
		20.1.2	KoBold Zambia-Mingomba Project		297
	20.2	Chingola			297
	20.3	Kitwe-Nkana refinery			297

21	Other relevant data and information				298

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	21.1	Konkola Deeps production expansion project		298
		21.1.1	Project outlook	298
		21.1.2	Strategic opportunities	298
		21.1.3	Recommended approach	298
	21.2	Nchanga TLP and Smelter expansion studies		299
		21.2.1	Project outlook	299
		21.2.2	Recommended approach	299

22	Qualified Person’s interpretation and conclusions			300
	22.1	Mineral Resource data		300
	22.2	Mineral Resources		300
	22.3	Mineral Reserves		300
	22.4	Assimilation of the LOM Plan into short-term operational plans		301
	22.5	Mining and infrastructure		301
	22.6	Processing and recovery methods		301
	22.7	Environmental studies, permitting and plans, negotiations, or agreements with local individuals or groups		301
	22.8	Project economics		302

23	Recommendations			303
	23.1	Expanded geological recommendations		303
		23.1.1	Konkola	303
		23.1.2	Nchanga	303
		23.1.3	Tailings dam drilling	304

24	References			305

25	Reliance on the Registrant			307

Tables

Table 1.1	Operations and processing infrastructure licenses	iii

Table 1.2	Summary of Mineral Resources (exclusive of Mineral Reserves) – 1 April 2025	vii

Table 1.3	Summary of Mineral Reserves – 1 April 2025	viii

Table 1.4	Konkola NSR elements (average across mining blocks)	x

Table 1.5	Summary of Mineral Reserves and Mineral Resources (exclusive of Mineral Reserves) – 1 April 2025	xii

Table 1.6	TLP highest annual performance	xvi

Table 1.7	Copper production estimate (TLP)	xvi

Table 1.8	Consensus pricing forecast used for Revenue projection	xxiv

Table 1.9	KCM summarised economic results	xxiv

Table 1.10	Sensitivity Analysis Table – Initial Assessment Case	xxvi

Table 1.11	Sensitivity Analysis Table – Mineral Reserve Case	xxvi

Table 1.12	Copper Price Sensitivity with uniformly applied copper prices	xxvi

Table 3.1	Operations and processing infrastructure licenses	55

Table 6.1	KCM deposit mineralisation extent	73

Table 6.2	Summary of geological characteristics of KCM operations	73

Table 7.1	Elastic rock properties	81

Table 7.2	Local geology and hydrogeological units	83

Table 8.1	List of corrected outcomes for 16 GBM911-16 CRMs	87

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Table 8.2	CRM sample submission – COP CE Ext	93

Table 8.3	CRM sample submission with pass fail – SP16	99

Table 10.1	Historical, restart, and plan TLP recoveries	109

Table 11.1	Summary of Mineral Resource estimates (exclusive of Mineral Reserves) – 1 April 2025	111

Table 11.2	Mineral Resource estimates (exclusive of Mineral Reserves) by asset – 1 April 2025	111

Table 11.3	Top-caps - Konkola	122

Table 11.4	Descriptive statistics pre and post-compositing - Konkola	124

Table 11.5	Variogram models - Konkola	126

Table 11.6	Block model origin and extents	126

Table 11.7	Konkola modelled stratigraphy	127

Table 11.8	Bulk density by lithology - Konkola	128

Table 11.9	Statistical comparison of composite and estimated values for TCu% - Konkola	133

Table 11.10	Mineral Resource Konkola UG Mine – 1 April 2025	135

Table 11.11	Descriptive statistics for COP DF composited samples	138

Table 11.12	Variogram models – COP DF	138

Table 11.13	Block model origin and extents – COP DF	138

Table 11.14	Estimation parameters – COP DF	139

Table 11.15	Mineral Resource COP DF – 1 April 2025	141

Table 11.16	Descriptive statistics for raw versus composite drillholes – Luano East	143

Table 11.17	Descriptive statistics for raw versus composite drillholes – Luano West	143

Table 11.18	Top-caps by lithology for TCu% and ASCu% – Luano East and Luano West	143

Table 11.19	Variogram models – Luano East and Luano West	144

Table 11.20	Block model origin and extents - Luano East and Luano West	144

Table 11.21	Bulk density - Luano East and Luano West	144

Table 11.22	Statistical comparison of composite and estimated values - Luano East	145

Table 11.23	Statistical comparison of composite and estimated values - Luano West	146

Table 11.24	Mineral Resource Luano – 1 April 2025	148

Table 11.25	Statistics by mineralisation zone for composite data – COP E Ext	151

Table 11.26	Block model origin and extents – COP E Ext	152

Table 11.27	Estimation parameters – COP E Ext	153

Table 11.28	Bulk density by lithology – COP E Ext	153

Table 11.29	Drillhole versus block model mean grades – COP E Ext	154

Table 11.30	Mineral Resource COP E Extension – 1 April 2025	156

Table 11.31	Summary statistics total copper tailings dam samples	157

Table 11.32	Summary statistics acid soluble copper tailings dam samples	157

Table 11.33	Mineral Resource TD03 and TD04 – 1 April 2025	158

Table 11.34	Block model origin and extents - Luano East and Luano West	159

Table 11.35	Estimation parameters – SP16	160

Table 11.36	Mineral Resource SP16 – 1 April 2025	161

Table 12.1	Summary of Mineral Reserves – 1 April 2025	162

Table 12.2	Mining recovery and unplanned dilution estimates	164

Table 12.3	Konkola NSR elements (average across mining blocks)	165

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Table 12.4	Royalty charge relation to copper price	165

Table 12.5	NSR cut-off by mining block	166

Table 13.1	KCM LOM mining areas	168

Table 13.2	KCM mining areas excluded from LOM plan	169

Table 13.3	NOP Cut II design parameters	179

Table 13.4	Indicative future mine inflow rates for the next 7-year mine plan	187

Table 13.5	Mining methods currently employed by mining area at Konkola Mine	191

Table 13.6	Konkola Underground mining methods	192

Table 13.7	Mining recovery and dilution estimates	193

Table 13.8	Key development designs	193

Table 13.9	Materials handling locations	197

Table 13.10	Backfill infrastructure and strategic recommendations	197

Table 13.11	Konkola paste fill design strengths (FoS=1.5) and paste fill recipes at 28 days curing	198

Table 13.12	Capital cost estimation for 2.0 and 3.0 Mtpa paste fill systems	199

Table 13.13	Paste fill operating costs at 3.0 Mtpa production rate	199

Table 13.14	Paste fill operating costs at 2.0 Mtpa production rate	199

Table 13.15	Planned velocity ranges for different mine airways	201

Table 13.16	Maximum temperature limits for acclimatised and non-acclimatised workers	201

Table 13.17	Ventilation design criteria for diesel-powered equipment	202

Table 13.18	Machine types, counts, and utilisation factors	202

Table 13.19	Summary of primary ventilation airflows	202

Table 13.20	Nchanga underground mining methods	210

Table 13.21	Schedule modifying factors	211

Table 13.22	Available inventory from TD03 and 04 for the TLP from 1 April 2025	213

Table 13.23	Production of tailings to processing	214

Table 14.1	Konkola concentrator major equipment	222

Table 14.2	Capacity criteria	223

Table 14.3	Comminution criteria	223

Table 14.4	Flotation criteria	224

Table 14.5	Konkola concentrator key assumptions	225

Table 14.6	Nchanga concentrator capacities	226

Table 14.7	TLP highest annual performance	233

Table 14.8	Copper production estimate	233

Table 14.9	TLP major unit processes	234

Table 14.10	Nchanga smelter – basic design production parameters	236

Table 14.11	Nchanga smelter – historical production	237

Table 14.12	Nchanga smelter production – October 2024	238

Table 14.13	Smelter rebuild Capex – by section	239

Table 14.14	Example monthly concentrate blend plan – June 2025	240

Table 14.15	Concentrate blending plan – FY25/26 business plan	240

Table 14.16	Nkana Refinery production – 2024-2025	242

Table 15.1	Operational TSF conditions, TD05 (Muntimpa) and Lubengele	253

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Table 16.1	Five-year copper forward prices (real US$ 2025)	261

Table 16.2	Five-year copper trailing prices	261

Table 16.3	Copper payability terms for Konkola and Nchanga Copper Concentrate	261

Table 16.4	Major development contracts	262

Table 16.5	Example of long-term contract components	263

Table 16.6	Royalty charge relation to copper price	266

Table 18.1	Rates assumed for operating lateral development	269

Table 18.2	Stoping production cost	269

Table 18.3	Konkola applicable power tariff assumptions	270

Table 18.4	Konkola Business Unit power estimate	270

Table 18.5	Konkola operating costs (first five years and total LOM)	274

Table 18.6	Overall KDMP / Initial Project Capital Package estimate breakdown	279

Table 18.7	Nchanga mill capital estimate schedule	284

Table 18.8	Smelter and refinery capital estimate schedule (first five years)	285

Table 18.9	KCM cost estimation accuracy	285

Table 19.1	Consensus pricing forecast used for Revenue projection	289

Table 19.2	KCM summarised economic results	290

Table 19.3	Initial Assessment production and cashflow forecast	292

Table 19.4	Mineral Reserve production and cashflow forecast	293

Table 19.5	Sensitivity analysis table – Initial Assessment Case	294

Table 19.6	Sensitivity analysis table – Mineral Reserve Case	295

Table 19.7	Copper price sensitivity with uniformly applied copper prices	295

Table 24.1	TRS data and information sources	305

Figures

Figure 1.1	Konkola concentrator flowsheet	xv

Figure 1.2	Tailings leach plant flowsheet	xvi

Figure 1.3	Nchanga smelter block flow diagram – design rates shown	xvii

Figure 1.4	Nkana refinery – process flowsheet	xviii

Figure 1.5	KCM Initial Assessment smelter feed profile	xxii

Figure 1.6	Total copper sold from KCM operations	xxii

Figure 1.7	KCM Initial Assessment production profile	xxiii

Figure 1.8	KCM Mineral Reserve production profile	xxiii

Figure 1.9	Sensitivity Analysis Graph – Initial Assessment Case	xxv

Figure 1.10	Sensitivity Analysis Graph – Mineral Reserve Case	xxvi

Figure 3.1	Geographic location of Konkola Mines in Zambia	52

Figure 3.2	Map of Zambia showing the Copperbelt Region	53

Figure 3.3	Location of KCM, Republic of Zambia	54

Figure 5.1	KCM historical production FY06-FY24	63

Figure 6.1	Location of Lufilian Arc within Pan-African Belts of Central and Southern Africa	64

Figure 6.2	Schematic cross section of the Lufilian fold belt	65

Figure 6.3	Simplified Katanga Supergroup stratigraphy	67

Figure 6.4	Geological map of the greater Konkola area	68

Figure 6.5	Stratigraphic column of the Konkola Geology	69

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Figure 7.1	Drillhole location plan - Konkola	77

Figure 7.2	Drillhole location plan – COP DF	78

Figure 7.3	Drillhole location plan – Luano	79

Figure 7.4	Drillhole location plan – COP E Extension	80

Figure 7.5	Seismic system schematics at Konkola	82

Figure 7.6	Location of three main aquifers in the Konkola mine, section looking north	84

Figure 8.1	Location plan of holes drilled from 2016 to 2023 - Konkola	89

Figure 8.2	Shewhart plots for CRMs A, B, C, and D - Konkola	90

Figure 8.3	Shewhart plots for CRMs E, F, and G - Konkola	90

Figure 8.4	RPD plot TCu repeat samples no cut-off and at 1.5% TCu- Konkola - post 2016 data	91

Figure 8.5	Blank samples plot showing 0.5% TCu upper limit	92

Figure 8.6	HARD plot for repeat samples below 1.0% TCu	94

Figure 8.7	HARD plot for repeat samples between0.5% TCu and 3.0% TCu	95

Figure 8.8	Shewhart plot for 0.81% TCu CRM - Luano	96

Figure 8.9	Shewhart plot for 1.00% TCu CRM - Luano	96

Figure 8.10	Shewhart plot for 2.47% TCu CRM - Luano	96

Figure 8.11	Blank sample analytical results - Luano	97

Figure 8.12	HARD plots for TCu% - Luano	98

Figure 8.13	HARD plots for ASCu% - Luano	98

Figure 8.14	Shewhart plot for % TCu CRM – SP16	99

Figure 8.15	Shewhart plot for 1.69% TCu CRM – SP16	100

Figure 10.1	Konkola concentrator recoveries	107

Figure 10.2	TLP copper production and recoveries - Restart and FY25-26 plan	108

Figure 10.3	Historical TLP copper recoveries	108

Figure 11.1	Plan location of the KCM Mineral Deposits	110

Figure 11.2	Plan view of mining areas at Konkola	112

Figure 11.3	Drillhole location plan - Konkola	114

Figure 11.4	Comparison between 2016 and 2024 wireframes - Konkola	114

Figure 11.5	Plan view of historic mapping from 1850L plan - Konkola	115

Figure 11.6	Contact analysis between non-mineralised and mineralised material - Konkola	116

Figure 11.7	Hangingwall and footwall constraining surfaces - Konkola	117

Figure 11.8	Along strike grade continuity - Konkola	118

Figure 11.9	Box and whisker plot comparing TCu% across seven grade domains- Konkola	118

Figure 11.10	Q-Q plots comparing TCu% across seven grade domains - Konkola	119

Figure 11.11	Block model and composites flagged by domain - Konkola	120

Figure 11.12	Top-capping analysis - Konkola	121

Figure 11.13	Plot of coefficient of variation versus composite length - Konkola	123

Figure 11.14	Experimental semi-variogram model for TCu% - Domain 5 - Konkola	125

Figure 11.15	Swath plots Measured and Indicated TCu% Domain 1 - Konkola	129

Figure 11.16	Swath plots Measured and Indicated TCu% Domain 2 - Konkola	130

Figure 11.17	Swath plot Inferred showing poor correlation between composites and block model - Konkola	131

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Figure 11.18	Visual comparison between input composites and estimated grades - Konkola	132

Figure 11.19	Mineral Resource classification Konkola	133

Figure 11.20	Average distance to sample support - Konkola	134

Figure 11.21	Drillhole location plan – COP DF	137

Figure 11.22	Swath plots – COP DF	140

Figure 11.23	Plan view of drillhole locations - Luano	142

Figure 11.24	Swath plots for Luano East	145

Figure 11.25	Mineral Resource classification - Luano East and Luano West	147

Figure 11.26	Drillhole location plan – COP E Ext	149

Figure 11.27	Plan view of drillhole intersections and interpreted mineralisation Zones TCu% - COP E Ext	150

Figure 11.28	Plan view of drillhole intersections and interpreted mineralisation Zones ASCu% - COP E Ext	151

Figure 11.29	Histogram TCu% and ASCu% composite samples - Zone A, COP E Ext	152

Figure 11.30	Swath plots – COP E Ext	154

Figure 11.31	Plan view of Mineral Resource classification – COP E Ext	155

Figure 11.32	Drillhole location plan – SP16	159

Figure 13.1	Location of KCM's Konkola and Nchanga Mining operations	168

Figure 13.2	Plan view map of the Konkola mine showing the geotechnical domains	171

Figure 13.3	Location of regional faults within the Konkola mine area	173

Figure 13.4	Location of modelled faults within mine workings	174

Figure 13.5	Aerial photo and locations of open pits at Nchanga	177

Figure 13.6	NOP Cut II geotechnical domains	178

Figure 13.7	COP DF geotechnical zones	180

Figure 13.8	Cross section showing the interconnected nature of the Chingola dolomite (light blue) between KCM (right) and Lubambe (left)	183

Figure 13.9	Subsidence area shown on InSAR ascending image	184

Figure 13.10	Currently inferred phreatic surface based on measurements from shut in holes	186

Figure 13.11	Rotated section showing the planned footwall dewatering drilling	187

Figure 13.12	Konkola Mine dewatered, developed, and mined	188

Figure 13.13	Dewatering schematic, with required upgrades shown in red	190

Figure 13.14	Plan view of a loading level	194

Figure 13.15	Isometric view of the loading system (LHOS)	195

Figure 13.16	Isometric view of the loading system (panel stoping)	196

Figure 13.17	Paste fill arched shotcrete barricades	198

Figure 13.18	Visual presentation of air flow through the mine	203

Figure 13.19	Ventilation compared to production	204

Figure 13.20	Konkola Underground development schedule	205

Figure 13.21	Konkola Underground production schedule by area	206

Figure 13.22	Konkola Underground hoisting schedule by shaft	206

Figure 13.23	TD03 and TD04 mining schedule	207

Figure 13.24	Total project ore mining schedule	207

Figure 13.25	NBU active production zones	208

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Figure 13.26	Nchanga Underground mining operations (NUG)	210

Figure 13.27	Location of Nampundwe Pyrite Mine	212

Figure 13.28	Nchanga site layout	213

Figure 14.1	KCM total flowsheet	216

Figure 14.2	Konkola concentrator flowsheet	217

Figure 14.3	Konkola historical ore treatment	219

Figure 14.4	Konkola daily ore received since restart	219

Figure 14.5	Konkola ore processed since restart	220

Figure 14.6	Konkola recoveries since restart	220

Figure 14.7	Konkola concentrate produced since restart	220

Figure 14.8	Concentrate production and grade - Restart and FY25-25 plan	221

Figure 14.9	Copper production and recoveries - Restart and FY25-26 plan	221

Figure 14.10	Konkola LOM ore feed	224

Figure 14.11	Konkola concentrate production	225

Figure 14.12	Total copper metal in Konkola concentrate	225

Figure 14.13	Nchanga business unit material flows	226

Figure 14.14	Historical actual vs budget ore milled (t)	227

Figure 14.15	Historical actual vs budget ore milled (t)	227

Figure 14.16	Historical actual vs budget ore milled (t)	227

Figure 14.17	Old East Mill concentrate tonnes and grades	228

Figure 14.18	New East Mill concentrate tonnes and grades	228

Figure 14.19	New West Mill concentrate tonnes and grades	229

Figure 14.20	Total LOM ore feed to the Nchanga concentrators	229

Figure 14.21	Nchanga LOM high-grade concentrate production and grade	229

Figure 14.22	Nchanga LOM low-grade concentrate production and grade	230

Figure 14.23	Tailings leach plant flowsheet	231

Figure 14.24	Historical TLP throughput	232

Figure 14.25	TLP historical recoveries	232

Figure 14.26	TLP copper recovery since restart	233

Figure 14.27	TLP throughput since restart	234

Figure 14.28	Tailings leach plant LOMP feed	235

Figure 14.29	Tailings leach plant LOMP copper production and recovery	235

Figure 14.30	Nchanga smelter block flow diagram – design rates shown	236

Figure 14.31	Smelter downtime - FY22, FY23, FY24	238

Figure 14.32	Nkana refinery – process flowsheet	241

Figure 15.1	Map showing main roads connecting towns of Chingola and Chililabombwe	245

Figure 15.2	Map showing rail infrastructure of Zambia Railways Limited	246

Figure 15.3	Map showing waste dump locations at KCM	248

Figure 15.4	Map showing locations of various waste dumps at Nchanga Mines	249

Figure 15.5	Map showing locations of all TSFs of Konkola and Nchanga Operations	250

Figure 15.6	Map showing detail view of TD05 Muntimpa TSF	251

Figure 15.7	Map showing detail view of Lunengele TSF	252

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Figure 18.1	Konkola Underground operating cost profile for LOM schedule	275

Figure 18.2	Konkola LOM split by cost category	275

Figure 19.1	KCM LoM smelter feed profile	287

Figure 19.2	Total copper sold from KCM operations	288

Figure 19.3	KCM LOM production profile	288

Figure 19.4	KCM Mineral Reserve production profile	289

Figure 19.5	Initial Assessment cashflow	291

Figure 19.6	Mineral Reserve cashflow	291

Figure 19.7	Sensitivity analysis graph – Initial Assessment Case	294

Figure 19.8	Sensitivity analysis graph – Mineral Reserve Case	294

Figure 20.1	Konkola deposit and surrounding properties	296

Distribution list
1 e-copy to Konkola Copper Mines Plc
1 e-copy to AMC United Kingdom (Reading) and Perth office

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2	Introduction

AMC Consultants (UK) Limited (AMC) was engaged by Konkola Copper Mines Plc (KCM) to conduct a Technical Assessment of the KCM operations in Zambia. This assessment provides a structured evaluation of the mineral assets, operational parameters, and financial viability of KCM, focusing on mine planning, processing, infrastructure, environmental, social and regulatory compliance. This report has been prepared in the form of a Technical Report Summary (TRS) as described in Subpart 1300 of Regulation S-K (17 CFR Part 229, Subpart 1300) as mandated by the United States Securities and Exchange Commission (SEC) (S-K 1300).

The technical requirements for the contents of this report adhere to requirements for reporting on Mineral Resources and Mineral Reserves, as required by S-K 1300.

2.1	Registrant for whom the TRS was prepared

This TRS has been prepared for the registrant, CopperTech Metals Inc., and its subsidiary, KCM. KCM is the operator of the Konkola Copper mining operation located in the Copperbelt Province of Zambia. KCM, and its subsidiary company Konkola Mineral Resources Limited (KMRL) is the legal holder of the mineral rights associated with the Konkola and Nchanga license areas and operates under large-scale mining licenses (see Table 3.1).

2.2	Terms of reference and purpose

This report has been prepared in accordance with S-K 1300 of the U.S. SEC and provides a TRS for the Konkola Underground Mine and concentrator, Nchanga open-pit and underground mines, Nchanga Concentrators, Tailings Leach Plant, Smelter, Tailings Dam 03, and Tailings Dam 04, and the Nkana Refinery. The purpose of this report is to report information regarding Mineral Resources, development progress, and associated technical assessments, including risk factors and economic considerations, for the benefit of KCM.

The report constitutes a technical assessment focused on Mineral Resource estimates and an update to the existing Mineral Reserve estimate for Konkola UG, TD03 and TD04, incorporating revised mine planning, extraction rates, and modifying factors. It includes a review of the current project status, technical risks, and infrastructure considerations relevant to future production. While no new Mineral Reserves were identified through exploration drilling, the Reserve estimate was updated based on available data and re-evaluation of technical and economic assumptions.

This report was prepared by AMC, an independent mining consultancy, on behalf of KCM. AMC has no material interest in KCM or its affiliates.

2.3	Units of measure

Unless otherwise stated, all units in this report are in metric (SI) units. Currency is presented in United States Dollars (US$). The exchange rate used for financial modelling and conversions is the 2024 average exchange rate of ZMW 19.50 to US$1.00, unless stated otherwise.

Grades are reported as total copper (TCu) in percent (%), total cobalt (TCo) in percent and acid soluble copper (ASCu) in percent. Tonnages (t) are reported as dry metric tonnes (t) unless otherwise explicitly stated.

The unit mL refers to metre level and is the vertical elevation with reference to the collar position of 4 Shaft’ at Konkola.

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2.4	Sources of information

This report is based on data and information provided by KCM as outlined in Section 25 of this report, supplemented by AMC’s own analysis, site inspections, historical reports, and public domain references. Sources include:

•	KCM geological models, drillhole databases, and quality assurance / quality control (QAQC) records.

•	Processing plant flow sheets, production records, and metallurgical testwork.

•	Cost models, operating assumptions, and infrastructure documentation.

•	Site visits, interviews with KCM technical teams, and historical technical studies.

Data verification steps were conducted in accordance with S-K 1300, and the Qualified Persons have reviewed all relevant datasets for consistency and completeness.

2.5	Personal inspection summary

Between 2024 and 2025, a series of site inspections were conducted by senior management and technical personnel from AMC and IBIS Environmental as part of the preparation of the KCM Konkola Technical Assessment Report. These inspections were undertaken in accordance with the requirements of S-K 1300 and the SME Guide (2017) and involved Qualified Persons across the core technical areas of mining, geology, geotechnical engineering, environmental assessment, and project management.

AMC personnel undertook multiple visits to KCM operations during the reporting period. These inspections supported verification activities across the entire value chain, including:

•	Review of core processing and sample analysis.

•	Observation of equipment (fixed and mobile), maintenance areas, and supporting.

•	Underground workings, ore passes, shaft systems, and development drives.

•	Surface and underground infrastructure such as ventilation, dewatering, and backfill systems.

•	Surface ore processing facilities, including concentrators and tailings management infrastructure facilities.

•	Site infrastructure layout, road access, and surface logistics.

•	Stakeholder engagement and environmental baseline assessments.

The inspections occurred during active operational periods and included review of datasets associated with ongoing and historical drilling programs, geophysical interpretation, surface and underground mapping, and sampling practices. Observations made during these inspections were cross-referenced with geological models, mine plans, and historical datasets to validate the assumptions used in Mineral Resource and Mineral Reserve estimation, as well as life-of-mine (LOM) planning.

In addition to field inspections, detailed assessments of the mine’s digital modelling and planning systems were completed to evaluate the integrity and application of geological, geotechnical, and mining data. The review included assessment of modelling software platforms used for geological interpretation, mine design, and scheduling.

Environmental and occupational health and safety conditions were also reviewed during site inspections and informed risk evaluations associated with infrastructure design, ventilation planning, and long-term material handling strategies. Site-based engagement with operational and technical teams identified current operational constraints, strategic considerations, and optimisation opportunities into the technical assessment.

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2.6	Summary of previously filed technical report

This report updates and supersedes any previous technical reports prepared for KCM in the United States of America or other jurisdictions, based on earlier geological models and classification criteria relying primarily on variogram ranges. The current assessment includes revised drillhole data, updated estimation methods, and a stricter classification framework as applied by AMC in line with current industry practice.

2.7	Qualified Persons

The AMC personnel preparing this technical report are specialists in the fields of geology, exploration, Mineral Resource and Mineral Reserve estimation and classification, underground mining, geotechnical, environmental, permitting, metallurgical testing, mineral processing, processing design, capital and operating cost estimation, and mineral economics.

AMC Consultants (UK) Limited (AMC) is the Qualified Person and has supervised the preparation of all sections of this Report and take responsibility for the contents.

2.8	Reliance on the registrant

AMC have relied on information and assurance provided by KCM and several specialists employed by KCM the detail of this reliance is provided in Section 25 of this document.

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3	Property description

3.1	Property description

KCM’s mining operations are located in the Zambian Copperbelt, a globally significant copper-producing region with extensive mineral endowment and well-established mining infrastructure. The primary production centres are:

•	Konkola Underground Mine, near Chililabombwe, approximately 20 km north of Chingola and 5 km south of the Zambia–DRC border.

•	Nchanga Operations, comprising open pit and underground mines, concentrators, smelter, and tailings facilities, located within 4 km of Chingola, which is 50 km west of the major city of Kitwe and approximately 110 km northwest of Ndola, the capital of the Copperbelt Province in Zambia.

Both sites are accessible by major highways and rail networks, facilitating the transport of copper concentrates to the Nchanga smelter, with final copper production completed at the Nkana refinery in Kitwe. This infrastructure supports both domestic processing and export to international markets.

The Konkola processing plant concentrates underground ore before material is transferred to Nchanga for smelting. The Nchanga TLP, situated between Konkola and Nchanga, plays a critical role in recovering copper from historic tailings (TD03, TD04), supporting resource efficiency and integrated waste management.

KCM’s operations are supported by a network of tailings storage facilities (TSFs) positioned between the two mining hubs. These facilities are subject to active monitoring, maintenance, and ongoing upgrades to ensure compliance with environmental standards and support long-term operational continuity.

Konkola and Nchanga have both experienced operational changes in recent years, including temporary government interventions. As of the effective date of this report, both operations are managed under the ownership and authority of KCM, with all key mining, processing, and environmental licences valid and in good standing.

3.2	Project location

The KCM operations are located in the Copperbelt Province of Zambia, Africa (Figure 3.1 and Figure 3.2); within a region known for its extensive copper mining operations. This region has historically been the backbone of Zambia’s economy and continues to be a key player in global copper production.

KCM’s operations are distributed across several key locations:

•	Konkola Underground Mine and concentrator at Chililabombwe, approximately 20 km north of Chingola and 5 km south of the Zambia–DRC border.

•	Nchanga Operations, including open pit and underground mines, concentrators, smelter, and TLP, at Chingola.

•	Supporting facilities and infrastructure extending to Nampundwe and Kitwe, including the Nkana refinery.

These locations provide strategic access to high-grade copper deposits and are well integrated into the regional mining and export infrastructure, including major highways and rail networks that link KCM’s production centres to both domestic processing hubs and international markets.

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Figure 3.1	Geographic location of Konkola Mines in Zambia

Note: Map showing the location of Konkola Mines, Zambia.

Source: Google Earth Pro., 2025. Available at: https://earth.google.com. Accessed 10 March 2025.

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Figure 3.2	Map of Zambia showing the Copperbelt Region

Source: Post-Mining Restoration in Zambia Screening native tree species for phytoremediation potential. 2021. ResearchGate. Retrieved from https://www.researchgate.net/figure/Map-of-Zambia-The-Copperbelt-region-is-marked-in-the-stripped-grey-and-the-sampled-areas_fig1_341293959. Accessed: 24 Mar 2025.

KCM’s primary operations are situated approximately 20 km north of Chingola and 5 km south of the Zambia-DRC border (Figure 3.3). The mines are spread across Chililabombwe, Chingola, Nampundwe, and Kitwe, with Konkola underground mine and concentrator located at Chililabombwe. These locations provide KCM with strategic access to high-grade copper deposits and well-established mining infrastructure.

The Copperbelt Province is characterised by a subtropical climate, with distinct wet and dry seasons. This climate influences operational planning, particularly during the wet season, when increased rainfall can affect surface transport and tailings management. The region’s topography is primarily composed of rolling hills and relatively flat mining areas, which facilitate the development of extensive mining operations.

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Figure 3.3	Location of KCM, Republic of Zambia

Note: Map showing the location of Konkola Mines, Republic of Zambia.

Source: Google Earth Pro., 2025. Available at: https://earth.google.com. Accessed 10 March 2025.

3.3	Infrastructure and access

The Konkola underground mine is located in Chililabombwe, within Zambia’s Copperbelt Province, approximately 20 km north of Chingola and 5 km south of the Republic of Zambia – the Democratic Republic of the Congo (DRC) border. The site lies at approximately latitude 12°35'S and longitude 27°83'E.

The operation is accessible via the T3 Highway, a sealed, all-weather road that connects Chingola to Chililabombwe and provides reliable year-round access to the site. This route links the mine to regional hubs and serves as a primary corridor for inbound and outbound logistics, including consumables, personnel movement, and copper product transport.

The Kasumbalesa Border Post, located north of Chililabombwe, serves as a key export point for copper concentrates and refined copper products destined for international markets via the DRC and beyond.

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Air transport is supported by the Simon Mwansa Kapwepwe International Airport in Ndola, approximately 130 km south-east of the mine. The airport provides scheduled passenger, and cargo flights and facilitates the movement of personnel, light equipment, and time-sensitive materials.

The site also benefits from access to the regional rail network, which connects to major southern and eastern African ports including Durban and Richards Bay (South Africa), Dar es Salaam (Tanzania), and Beira and Nacala (Mozambique). These rail and port connections support export logistics for copper products and the import of equipment and bulk reagents.

Utilities required for operation, including power and water, are provided through established regional infrastructure. Access to tailings and backfill facilities, as well as haul and access roads linking to the processing and smelting operations, is also in place.

3.4	Mineral rights

KCM’s mineral rights are governed by Zambia’s Minerals Regulation Commission Act (2024). The company operates under Large-Scale Mining Licenses (LSML) issued by the Ministry of Mines and Minerals Development (MMMD). These licenses grant KCM exclusive rights to explore, mine, and process copper within its designated areas.

3.4.1	License details

KCM’s mineral rights are governed by Zambia’s Minerals Regulation Commission Act (2024) and operate under several Large-Scale Mining Licenses (LSMLs):

The key licenses relevant to current operations and processing infrastructure are shown in Table 3.1.

Table 3.1	Operations and processing infrastructure licenses

Asset	License	Description	Area (ha)	Expiry date
Konkola Mine Licence	7076-HQ-LML	Covers mining and concentrator operations at the Konkola Mine site in Chililabombwe	6,692.254	30 March 2050
Nchanga Licence	7075-HQ-LML	Covers Nchanga mining and tailings recovery operations in Chingola	8,516.93	30 March 2050
Nchanga Tailings Leach Plant Licence	28174-HQ-MPL	Covers Nchanga Tailings Leach Plant in Chingola	177.0	16 December 2045
Nchanga Old East Mill Licence	28173-HQ-MPL	Covers all Nchanga concentrator operations in Chingola	27.0	16 December 2045
Nampundwe Licence	7074-HQ-LML	Covers Pyrite mining and concentrator operations at Nampundwe located approximately 50 km west of Lusaka	962.4528	30 March 2050
Nkana Refinery Licence	20945-HQ-MPL	Covers refining activities at the Nkana smelter and elecrorefinery in Kitwe	50.0176	18 April 2050

All licenses are held in the name of KCM, the registrant, and are associated with relevant surface rights and environmental approvals. As of the effective date of this report, there are no known encumbrances, material legal proceedings, material permit conditions, or compliance issues affecting the standing of these licenses.

3.5	Description of property rights

KCM holds exclusive rights to explore for, extract, process, and sell copper ores and related products within the boundaries of its large-scale mining licences. These rights are granted under the Mines and Minerals Development Act (2015) of Zambia and are administered by the Ministry of Mines and Minerals Development.

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The licences provide legal authority for both surface and underground mining activities, as well as construction and operation of associated infrastructure including processing plants, TSFs, waste management areas, and water abstraction systems.

KCM's rights include:

•	The exclusive right to access and extract copper-bearing ore within the defined licence areas.

•	The right to process ore and produce copper concentrates and cathodes.

•	The right to construct, operate, and maintain infrastructure for mining, processing, tailings, and logistics.

•	The authority to sell and export copper products in line with national export guidelines.

Surface rights within the licence areas are secured either directly through the mining licences or through agreements with local authorities and landholders where required. As of the effective date of this report, all property rights are considered to be in good legal standing, with no known encumbrances, legal disputes, or regulatory actions affecting KCM’s ability to operate within its licensed areas.

3.5.1	Surface and access rights

KCM has secured surface rights through long-term leases with the Zambian Government. These rights permit the construction of mining infrastructure, roads, and processing facilities necessary for efficient operations. Additionally, water abstraction rights have been obtained to support dewatering and processing operations, which are critical to underground mining viability.

Land access agreements have been established with local communities and traditional authorities to ensure uninterrupted mining and exploration activities. These agreements outline land-use policies, compensation frameworks, and sustainability commitments.

In areas where project development has affected local landholders or settlements, resettlement action plans (RAPs) have been developed in line with Zambian regulatory requirements and international standards. These plans include structured consultation processes, physical relocation (where applicable), livelihood restoration programs, and monitoring mechanisms. Ongoing engagement with local communities is maintained to support KCM’s social licence to operate.

3.6	Royalty payments

KCM’s mineral rights are governed by Zambia’s Minerals Regulation Commission Act (2024), which mandates royalty payments based on copper production revenue:

•	4.0% for copper prices below $4,000/t.

•	6.5% for copper prices between $4,000/t and $5,000/t.

•	8.5% for copper prices between $5,000/t and $7,000/t.

•	10% for copper prices above $7,000/t.

Additionally, KCM is subject to a 30% corporate income tax and a 16% value-added tax (VAT) on applicable transactions. Compliance with these obligations is integral to the company’s financial planning and investment strategy.

KCM’s surface access agreements with local communities and authorities ensure continued mining and processing operations with minimal disruptions.

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These fiscal obligations form part of the national revenue system and are not tied directly to community investment schemes. Community development initiatives are administered through separate corporate social responsibility (CSR) frameworks.

3.7	Significant encumbrances to the property

KCM must navigate several encumbrances, including regulatory, environmental, and financial obligations.

3.7.1	Environmental compliance

KCM contributes to the Environmental Protection Fund (EPF), which provides financial assurance for mine closure, rehabilitation, and environmental monitoring obligations. Environmental compliance is governed by permits issued under the Environmental Management Act, including conditions related to tailings management, water quality, air emissions, and waste handling.

3.7.2	Permit conditions

Mining and processing operations are subject to conditions outlined in licenses and permits issued by the Zambian Environmental Management Agency (ZEMA) and other regulatory authorities. These conditions address issues such as land disturbance, air and water discharge limits, hazardous materials management, and occupational health and safety standards. Non-compliance may result in fines, suspension of activities, or legal enforcement actions.

3.7.3	Social and land use considerations

KCM engages with local communities and traditional authorities on matters relating to land access, displacement, and environmental impacts. Where resettlement is required, KCM implements RAPs that include compensation mechanisms, livelihood restoration, and post-resettlement monitoring. These obligations are considered an integral part of maintaining the company’s social license to operate.

3.8	Significant factors and risks affecting access

Several factors may impact KCM’s ability to access and operate within its mining licenses.

3.8.1	Operational risks

KCM’s operations at Konkola are exposed to a range of technical, environmental, and infrastructure-related risks that may affect the consistency of production and cost management. These include inherent geological complexity, the scale of dewatering required to maintain safe access, and dependence on stable power supply. Broader factors such as power load-shedding events and infrastructure constraints in Zambia’s energy network may further exacerbate operational challenges, particularly given the continuous pumping requirements to manage high groundwater inflows.

Additionally, while Zambia has a long-standing mining regulatory framework, changes in government policy or economic conditions may impact fiscal terms, permit timelines, or broader infrastructure availability (e.g. energy and logistics). These macro-level risks, though external to the immediate operation, can influence KCM’s ability to meet production and development targets.

Geological Complexity: The Konkola deposit is characterised by folded and faulted stratigraphy, variable mineralisation thickness, and locally disrupted mineralisation associated with thrust zones and synclinal folding. These geological features complicate stope layout, sequencing, and dilution control, particularly in areas where the mineralisation is pinched or offset. Variability in lithological contacts and the presence of soft interbedded units also pose geotechnical challenges for ground support and hangingwall stability. Ongoing reconciliation between modelled and actual mineralisation geometry is required to maintain operational efficiency and accurate reserve forecasting.

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Dewatering Requirements: Konkola is recognised as one of the wettest underground mines globally, with groundwater inflows averaging approximately 350,000 cubic meters per day (m³/day), resulting in a hoisted ore-to-water ratio of 1:49. Effective mine access and safety are contingent on continuous operation of multi-stage dewatering infrastructure, including underground pump chambers and high-capacity surface discharge systems. The scale and cost of dewatering represent a persistent operational and financial risk, particularly if equipment reliability, power supply, or maintenance programs are compromised. Dewatering limitations may also restrict access to deeper sections of the deposit and influence the achievable mining rate.

Power Supply Reliability: The operation is reliant on grid-connected hydroelectric power, which is subject to seasonal variability due to rainfall-dependent reservoir levels. Periodic national power shortages and scheduled load-shedding events can disrupt production and impact critical systems such as dewatering, hoisting, ventilation, and ore processing. As the mine cannot operate without constant dewatering, interruptions to power supply present a significant operational risk. Existing backup capacity is limited and not sufficient to maintain full dewatering or production rates. A power reliability assessment and contingency planning will be required to support sustained production, particularly during ramp-up phases.

3.8.2	Regulatory and social risks

KCM’s ability to maintain uninterrupted access to its mining tenements and sustain long-term operations is subject to regulatory stability, community engagement, and ongoing compliance with environmental and license obligations. While Zambia has an established mining regulatory framework and a supportive investment environment, shifts in government policy, fiscal regimes, or local stakeholder dynamics can introduce risks that impact financial planning, project timelines, or social license to operate.

The regulatory environment continues to evolve in response to economic pressures, global commodity prices, and stakeholder expectations. KCM must maintain alignment with both statutory requirements and community expectations to minimise the risk of operational delays or reputational harm.

Government Policy Changes: Zambia’s mining sector has experienced policy and fiscal shifts over the past decade, including changes to royalty structures, VAT rules, and corporate tax rates. These adjustments have sometimes occurred with limited notice, affecting financial models and operational planning. Uncertainty in taxation, foreign exchange controls, or investment regulations may impact investor confidence or capital allocation strategies. In addition, future policy reforms—particularly around beneficiation, local content, or energy use—could introduce new compliance requirements.

Community Relations: KCM operates in proximity to densely populated communities, some of which are directly affected by land access, water usage, or environmental outcomes from mining operations. While community engagement frameworks are in place, there remains a risk that local concerns regarding resettlement, employment, or environmental impacts could escalate into resistance or protest, particularly in areas earmarked for expansion or infrastructure upgrades. Proactive engagement, grievance resolution mechanisms, and ongoing social investment are necessary to maintain trust and operational continuity.

License Renewals and Regulatory Compliance: Retention of mineral rights is subject to compliance with license conditions, including reporting obligations, environmental monitoring, and demonstration of continued exploration or development activity. Failure to meet these obligations may lead to penalties, delays in license renewal, or revocation. Environmental permits, in particular, are subject to periodic review and may include evolving requirements on air quality, tailings management, or water discharge limits. Sustained compliance is critical to maintaining the right to operate.

Artisanal mining along the Zambian Copperbelt is commonplace and can impact on licensing and mining rights.

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3.9	Title and location of contiguous and geologically related tenure

KCM operates within Zambia’s Copperbelt, a prolific metallogenic province hosting multiple copper–cobalt deposits. KCM’s mining tenure is contiguous with or in close proximity to other major operations, including:

•	Mopani Copper Mines (ZCCM-IH and other interests), Zambia.

•	Kansanshi Mine (First Quantum Minerals), Zambia.

•	Tenke Fungurume Mine (China Molybdenum), Democratic Republic of the Congo (DRC).

•	Kamoa-Kakula Mine (Ivanhoe Mines and Zijin Mining), DRC.

These neighbouring operations are underpinned by similar geological settings, notably the Lower Roan Subgroup of the Katangan Supergroup. While they share regional structural and stratigraphic continuity, each project is independently operated, and there are no current joint ventures or cooperative development agreements in place.

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4	Accessibility, climate, local resources, infrastructure, and physiography

4.1	Topography and land description

KCM operations (including Nchanga and Konkola Underground) are located on the Copperbelt and Central Provinces which are in North-Central Zambia and Central Zambia respectively. The Copperbelt Province is 13.06°S and 27.55°E and is host to the Konkola Mine in the town of Chililabombwe and the Nchanga Mine in the town of Chingola. The Central Province which is home to the Nampundwe Mine is in the district of Shibuyunji, which lies between 15°S and 26°E.

The town of Chililabombwe lies at an elevation of 1,360 m on the Central African Plateau. It is a low-lying land which extends to the border with the Democratic Republic of the Congo. The topography between the hills is gently undulating with deeply weathered red lateritic soils. The top-soils are generally sandy but with a heavier textured subsoil. Most of these lateritic soils are leached because of the high rainfall and hence tend to be acidic and relatively infertile. The town has a population of ~100,000 people.

The town of Chingola lies at an elevation of 1,363 m and has a topography that is generally hilly with steep slopes along the Kafue River. The soils are sandy in some areas and loamy in others. It has a population of ~157,000 people making it the third most populated town on the Copperbelt Province.

Shibuyunji District is located at an elevation of 1,202 m along the Great West Road. Its topography is generally flat and swampy with fertile soils conducive for farming. The district is bound by the Kafue River on one side and has a population of ~177,000 people.

4.1.1	Flora and fauna

Miombo woodland is principally the vegetation type found in the Copperbelt region. The common tree species found in this vegetation type are Brachystegia, Isoberliriia, and Julbernardia. The natural vegetation patterns of the region have however been extensively disturbed by human activities that include mining activities, wood harvesting for fuel (charcoal production), subsistence / shifting agriculture and plantations among other activities.

The vegetation within the KCM Nchanga Mining Licence Area has equally been significantly disturbed through mining, charcoal production, subsistence agriculture and other human activities. The diversity of wildlife species within the Nchanga mining license area is poor mainly because of mining operations, human settlements, agriculture and other human activities that have resulted in loss of wildlife habitat and subsequent loss in species diversity.

4.2	Access to the property

Chingola-Nchanga Mine, Konkola Mine in Chililabombwe and the refinery in Kitwe are on the Copperbelt of Zambia. The nearest international airport is in Ndola (Simon Mwansa Kapwepwe International Airport), about 65 km, 120 km, and 150 km from Kitwe, Chingola, and Chililabombwe, respectively. The three towns are connected by road with an international quality tarmac 10 m wide. The maximum load is 50 tonnes and maximum length, width and height for transportation is 12 m, 5 m, and 4.5 m respectively. There are rail connections throughout Copperbelt towns. However, rail is mainly used for cargo transportation.

4.3	Climate description

The climatic conditions in the Copperbelt Province of Zambia, where the KCM project is located, are characterised by a warm and moderate temperature. The Köppen-Geiger climate classification for this region is Cwa. The mean yearly temperature is recorded to be 21.1°Celsius (C) (70.0°Fahrenheit (F)), with an annual precipitation of approximately 1,169 millimetres (mm) (46.0 inches).

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The month with the lowest amount of rainfall is June, recording 0 mm (0.0 inches), indicating an exceptionally dry period. Most precipitation falls in January, with an average of 279 mm (11.0 inches). October is the month with the highest temperatures, averaging 25.4°C (77.8°F), while July has the lowest average temperature of 17.9°C (64.3°F).

The month with the highest relative humidity is January (82.18%), and the month with the lowest relative humidity is September (30.89%). January also has the highest number of rainy days (26.87 days), whereas July has the lowest number of rainy days (0.07 days). October has the most daily hours of sunshine, averaging 10.87 hours per day, while January has the fewest, averaging 8.04 hours per day.

These mild climatic conditions allow for continuous operation of Konkola and Nchanga assets, 24-hours a day, all year round.

4.4	Availability of required infrastructure

The mine site is within the districts of Chingola, Chililabombwe, Kitwe, and Shibuyunji, infrastructure availability is detailed below.

4.4.1	Power

All mining areas of interest have access to grid power. Copperbelt towns (Chingola, Chililabombwe, Kitwe) get their power through Copperbelt Energy Corporation (CEC) under a long-term power supply agreement. All infrastructure is well established and has been providing 200 MW for over 20 years. Shibuyunji district on the other hand is serviced by Zambia Electricity Supply Corporation (ZESCO) and infrastructure is well established to support the life of mine.

4.4.2	Water

The Kafue River system passes through all Copperbelt towns and remains a source of water for all mining operations associated with KCM. Part of Kafue recharge water comes from KCM Konkola Mine which pumps approximately 350,000 m3/day. Even in drought seasons, the Kafue River still maintains a reasonable recharge to adequately cater for KCM mining and processing requirements.

4.4.3	Supplies

The Copperbelt regions have historically housed mining houses since 1925. Over the years other support industries have been established to supply consumables such as Mill Balls, Bolts and Nuts, Rubber and other mining consumables. Further a number of companies have come up to supply valves, fuels and other materials requirement to support the life of mine. Other supplies coming from overseas are transported through available international roads while some are air freighted through available airports.

4.4.4	Personnel

Surrounding areas have colleges that have consistently trained human resources for the mining industry. Of interest are institutions such as: The University of Zambia, The Copperbelt University, Northern Technical College all located within 500 km radius. KCM runs the Kitwe Trades School.

Over the years, Zambia has produced mining personnel with relevant experience. KCM has retained significant human capital in all fields in Sustainability, Human Capital Management, Metallurgy, Mining, Maintenance, Electrical to support the life of mine. There is a clear succession plan in place and training is provided to ensure sustained performance.

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5	History

KCM has three mining license areas in Zambia. These are the Nchanga Large-scale Mining License (7075-HQ-LML) in Chingola, the Konkola Large-scale Mining License (7076-HQ-LML) in Chililabombwe and the Nampundwe Large-scale Mining License (7074-HQ-LML) in Nampundwe. As outlined earlier, Chingola and Chililabombwe are towns on the Copperbelt Province while Nampundwe is a town in the Central Province.

Prior to 2000, the said mining licences were owned by Zambia Consolidated Copper Mines Limited (ZCCM) a state-owned enterprise. KCM acquired the assets of the Konkola Mine, Nchanga Mine and Nampundwe Mine from ZCCM in March 2000. KCM was 65% owned by ZCI Holdings SA, a wholly owned subsidiary of Zambia Copper Investment Limited (ZCI), 20% by ZCCM and 7.5% each by International Finance Corporation (IFC) and CDC Financial Services (Mauritius) Limited. ZCI was itself 50.9% owned by Anglo American (Anglo) meaning Anglo had 33% shareholding in KCM and were the largest individual shareholder until they withdrew their investment in KCM as did IFC and CDC on the 16 September 2002.

Following the exit of Anglo, IFC and CDC and the resulting restructuring of KCM, 42% of the issued share capital of KCM was held by ZCCM-IH and approximately 58% by ZCI holdings SA with GRZ holding one special share in the share capital. During this time the Government of the Republic of Zambia along with KCM shareholders embarked on a search for a Strategic Equity Partner to ensure the long-term sustainability of KCM. Meanwhile, in 2003 KCM acquired the Nkana metallurgical complex (SmelterCo) that comprises a smelter, refinery and associated acid plants and infrastructure.

Vedanta Resources (Vedanta) took over running of KCM (Mining license covering Konkola Mine in Chililabombwe, Nchanga Mine in Chingola, and Nampundwe Mine in Nampundwe and the Refinery KCM in Kitwe) from November 2004 and run it until May 2019. During the running period the Vedanta shareholding increased to 79.4% while ZCCM-IH was 20.6%. Vedanta invested in Smelter Construction, Konkola Concentrator, Nchanga Concentrators and partial Konkola Deep Mining Project. This significantly improved processing plants leading to better environment management in the case of the smelter, higher treatment capacity and higher recoveries. Konkola Mine saw a new shaft (No.4 Shaft) installed with 6 million tons per annum (Mtpa) hoisting capacity.

Vedanta invested in other brownfield studies such as Kakosa North and South, Chingola Open Pit ‘E’ (COP E) Extension, Chingola Open Pit D and F (COP DF) underground, Upper Ore Body. None of the brownfield projects have come to fruition.

In 2019, the government of the republic of Zambia, through ZCCM-IH, commenced provisional liquidation proceedings in the Zambia high court which led to the company being run by the provisional liquidator until July 2024, when operations were officially handed back to Vedanta, with share-holding restored to the status prior to provisional liquidation. The board was reinstated.

5.1	Production history

Exploration from pre-1950 to planned infill and extension drilling is discussed in Section 7 Exploration.

KCM integrated metal production was highest in Financial Year (FY) 2013 at 160,000 tonnes per annum. Metal production continued on a downward trajectory to 90,000 tonnes per annum in FY 2019 at which point provisional liquidation commenced. During provisional liquidation metal production averaged 55,000 tonnes per annum and it has remained low during the restart period. A summary of KCM’s historical production from FY 2006 to 2024, is shown in Figure 5.1.

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Figure 5.1	KCM historical production FY06-FY24

Source: KCM, 2025.

Due to mining challenges, less concentrate was delivered to the smelter leading to the smelter operating at less than 50% capacity. This led to minimal acid production thus restricting TLP production. The smelter did not adequately utilise available concentrate in the country due to failure to pay concentrate suppliers on time.

KCM has demonstrated highest production of 160,000 tonnes per annum with all operations running optimally. It however has installed smelting and refining capacity of 300,000 tonnes per annum. It has installed capacity to produce in excess of 200,000 tonnes per annum copper in concentrates at Konkola and 100,000 tonnes copper cathodes from the tailings leach facility at Nchanga. With planned investment in mining and processing facilities, KCM is positioned to produce over 300,000 tonnes per annum finished copper.

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6	Geological setting and mineralisation

6.1	Regional geology

The KCM operations are part of the Zambian Copperbelt, a major segment of the Central African Copperbelt, one of the world’s most significant sediment-hosted copper provinces, Figure 6.1. The Central African Copperbelt forms part of the Lufilian Arc, a large Neoproterozoic fold-and-thrust belt that developed due to the collision between the Congo and Kalahari cratons during the Pan-African Orogeny (~650-500 Ma). This collision shaped the arcuate Copperbelt structure, characterised by large-scale recumbent folding, thrust faulting, and shear zones, which significantly influenced copper mineralisation distribution. The Copperbelt comprises Neoproterozoic-age sedimentary sequences that were initially deposited in an ancient rift environment and later subjected to regional tectonic deformation, further impacting the structural and mineralisation framework of the region.

Figure 6.1	Location of Lufilian Arc within Pan-African Belts of Central and Southern Africa

Source: Wendorff, M., 2011. Tectonosedimentary expressions of the evolution of the Fungurume foreland basin in the Lufilian Arc, Neoproterozoic-Lower Palaeozoic, Central Africa. Geological Society of London Special Publications, 357, 69-83. https://doi.org/10.1144/SP357.5.

The primary host rocks for copper-cobalt mineralisation belong to the Katanga Supergroup, a thick succession of marine sedimentary sequences that unconformably overlie the older Basement Complex, which consists of metamorphic and igneous rocks such as schists, gneisses, and granitic intrusions. These basement rocks form the structural foundation for the overlying stratigraphic sequences and influence local deposit geometry. The Katanga Supergroup is subdivided into several formations, with the most economically significant being the Lower Roan Subgroup, which hosts the bulk of copper mineralisation within sandstones, siltstones, and carbonate-rich rocks. The overlying Mwashia and Kundelungu Groups contain additional sedimentary sequences that play roles in fluid migration and structural modification of mineral deposits.

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The geological evolution of the Central African Copperbelt is defined by key processes that influenced mineralisation:

•	Initial rift-related deposition (880-750 Ma): The formation of the Katanga Supergroup occurred within a rift basin, leading to the accumulation of thick siliciclastic and carbonate sediments that laid the foundation for later mineralisation.

•	Main phase of basin subsidence (750-650 Ma): Continued deposition of marine sediments, including black shales, carbonates, and siltstones, established the stratigraphic framework that would later host copper deposits.

•	Orogenic compression and mineral remobilisation (~650-500 Ma): The Lufilian Orogeny deformed the Katanga rocks, inducing folding, thrusting, and faulting that created structural traps, facilitating fluid migration and concentrating copper-cobalt mineralisation.

The copper deposits of the Zambian Copperbelt are classified as sediment-hosted stratiform copper deposits, with mineralisation occurring as disseminated sulphides within shales, siltstones, and dolomitic horizons. These deposits formed through the interaction of metal-bearing hydrothermal fluids with sulphur-rich reductants, leading to the precipitation of copper sulphides (Figure 6.2). The complex structural modifications from the Lufilian Orogeny played a crucial role in shaping the distribution and quality of mineralisation zones, making structural controls a key factor in the localisation of mineralisation.

Figure 6.2	Schematic cross section of the Lufilian fold belt

Source: Selley, D., Broughton, D., Scott, R., Hitzman, M., Bull, S., Large, R., McGoldrick, P., Croaker, M., & Pollington, N. (2005). A new look at the geology of the Zambian Copperbelt. Society of Economic Geologists, 100th Anniversary Volume, pp. 000-000.

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6.1.1	Lithostratigraphy of the Central African Copperbelt

The Katanga Supergroup is subdivided into three major stratigraphic groups that play a crucial role in copper mineralisation.

Roan Group (dominant copper host) consisting of:

•	Lower Roan Subgroup (Mindola and Kitwe Formations) in Zambia, has a mixed upper and a predominantly siliciclastic lower. With:

—	Basal conglomerate arkoses of coarse clastic sediments of alluvial fans deposited in an intra-cratonic rift basin forming a porous and permeable unit that later acted as a conduit for mineralising fluids

—	Quartzite and feldspathic sandstones from braided streams, interbedded with conglomerates.

—	Organically rich finely laminated dolomitic shales, dolomites and siltstones. This unit contains the Ore Shale Unit (OSU), which hosts the stratiform copper-cobalt mineralisation found in the Konkola area. The high organic content created a reducing environment, leading to sulphide precipitation and the formation of extensive copper-rich zones.

•	Upper Roan Subgroup overlies the Lower Roan, in Zambia it is a predominantly carbonate unit. Consisting of thick often massive and recrystalised carbonate sequences, with interbedded shales and siltstones. With the change between the two formations marked by the presence of by a conglomerate breccia.

Nguba Group (overlying marine sequences) composed of carbonates, black shales, and calcareous siltstones, deposited in a deeper marine setting. Acting as a regional aquitard, restricted hydrothermal fluid flow and impacting mineralisation patterns. Some zones within the Nguba Group contain secondary copper enrichment, where remobilised fluids have introduced additional mineralisation.

Kundelungu Group (late-stage overlying sequences) consisting of thick quartzites, sandstones, and glaciogenic diamictites, representing deposition in a post-orogenic setting. These units do not host significant copper mineralisation but provide structural control by acting as competent layers that influence the development of folds and thrust faults.

Figure 6.3 illustrates a simplified stratigraphic column of the Kataga Supergroup and geological units containing copper mineralisation.

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Figure 6.3	Simplified Katanga Supergroup stratigraphy

Source: Wendorff, M. (2011). Tectonosedimentary expressions of the evolution of the Fungurume foreland basin in the Lufilian Arc, Neoproterozoic-Lower Palaeozoic, Central Africa. Geological Society of London Special Publications, 357, 69-83. https://doi.org/10.1144/SP357.5.

6.1.2	Mineralisation genesis

Copper deposits of the Zambian Copperbelt are sediment-hosted stratiform deposits, formed through the interplay of sedimentation, basin evolution, and hydrothermal fluid migration. During Neoproterozoic rifting, metal-bearing basinal brines circulated through permeable Roan Group sediments. Copper and cobalt were leached from basement rocks and precipitated upon reacting with sulphur-rich reductants (such as organic matter and pyrite) within the OSU. Near-surface oxidation led to the formation of oxide copper minerals (malachite, azurite, and chrysocolla). Supergene enrichment enhanced chalcocite-dominated mineralisation, improving mineralisation grades.

6.1.3	Structural and tectonic evolution

The Central African Copperbelt has experienced multiple deformational events. Key structural features include:

•	The Lufilian Orogeny (~650-500 Ma) - deforming the Copperbelt with crustal shortening and folding that led to the formation of broad northwest-trending synclines and anticlines.

•	Compression resulted in the development of thrust faults, which served as secondary pathways for fluid movement and mineralisation deposition.

•	The Konkola Syncline preserves high-grade copper mineralisation by trapping mineralisation within fold closures.

•	Thrust faults and shear zones have segmented the mineralised horizons, resulting in localised enrichment zones and structural complexity.

•	The Nguba Group functions as a major aquitard, restricting hydrothermal fluid flow and impacting mineralisation deposition.

Primary mineralisation is hosted within the OSU. Regional-scale shear zones and low-angle thrust faults have influenced the redistribution of mineralisation, creating high-grade copper zones. Reactivated fault structures have remobilised copper-cobalt mineralisation, leading to the formation of secondary enrichment zones.

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6.2	Local and property geology

6.2.1	Stratigraphy

The geological map of the greater Konkola areas is shown in Figure 6.4. The Konkola deposit (shown in grey) is adjacent to the Kirilabombwe anticline.

Figure 6.4	Geological map of the greater Konkola area

Source: KCM, 2025.

Konkola mineralisation is hosted within the Lower Roan Subgroup, see the stratigraphic column in Figure 6.5. Key geological units include:

Lower Roan Subroup consisting of:

•	Multiple coarse-grained conglomerates and sandstones at the base of the sequence.

•	Footwall Quartzite (FWQ) a thick, well-cemented quartzite, forming a structurally competent horizon beneath the main mineralised zones.

•	Ore Shale Unit (OSU), the primary copper-bearing unit, composed of carbonaceous shales and interbedded siltstones. The mineralised OSU is characterised by fine-grained sulphide dissemination and bedding-parallel veinlets, with mineral deposition controlled by sedimentary permeability, organic matter content, and structural influences. Key geological features include:

—	Primary host rock: Carbonaceous black shale interbedded with dolomite and siltstone.

—	Structural complexity: Folding and thrust faulting create zones of enhanced mineralisation.

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—	Hydrothermal alteration: Carbonate veining, and minor sericite alteration.

•	Hangingwall Quartzite (HWQ), a sequence of arkosic and cherty sandstones above the OSU, influencing groundwater movement and structural stability.

Figure 6.5	Stratigraphic column of the Konkola Geology

SUPER GROUP
GROUP
FORMATION
THICKNESS (m)
AQUIFER ZONES
MINERALISED ZONES
KUNDELUNGU
LOWER KUNDELUNGU
KUNDELUNGU SHALES
SHALES, MINOR DOLOMITE
KAKONTWE LIMESTONE
LIMESTONE, DOLOMITE
250
TILLITE
ROAN
UPPER ROAN
MWASHIA SHALES
FINELY BANDED AND LENSED DOLOMITIC SILTSTONES AND SHALES IN PLACES MASSIVE DOLOMITE ALSO GABBRO INTRUSIVES
300-600
CONGLOMERATE AND BRECCIA
UPPER ROAN DOLOMITE
DOLOMITE WITH INTERBEDDED SANDSTONE AND SHALE
100-450
LOWER ROAN
SHALE WITH GRIT
SILTSTONE WITH GRIT BANDS
40-165
HANGINGWALL AQUIFER
MASSIVE DOLOMITE AT TOP, INTERBEDDED SILTSTONE, SANDSTONE AND DOLOMITE
15-75
HANGINGWALL QUARTZITE
QUARTZITE WITH ARGILLITE BANDS
30-150
ORE SHALE
SILTSTONES WITH CARBONATE BANDS
5-20
FOOTWALL AQUIFER
FOOTWALL CONGLOMERATE
FOOTWALL SANDSTONE
POROUS CONGLOMERATE
FELDSPATHIC SANDSTONES WITH CONGLOMERATE BANDS
20-40
ARGILLACEOUS SANDSTONE
INTERBEDDED ARGILLACEOUS AND SANDSTONE
FOOTWALL QUARTZITE
QUARTZITE WITH BANDS OF CONGLOMERATE
400+
LOWER POROUS CONGLOMERATE
PEBBLE CONGLOMERATE
COARSE QUARTZITIC CONGLOMERATE LEACHED AND POROUS AT TOP
BOULDER CONGLOMERATE
COARSE BOULDER CONGLOMERATE
BASEMENT
BASEMENT GNEISSES SCHISTS
SCHIST, GRANITE AND PORPHYRY
PROJECT:
STRATIGRAPHIC

Source: KCM, 2025.

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6.2.2	Mineralisation

The Konkola deposit is classified as a sediment hosted stratiform copper deposit, formed in low-energy, reducing sedimentary environments. Mineralisation is primarily hosted within fine-grained sedimentary units, where copper sulphides precipitated under anoxic conditions. The deposit exhibits two distinct styles of mineralisation, influenced by lithological and structural controls: shale-hosted and sandstone-hosted copper mineralisation.

Shale-hosted fine grained copper mineralisation occurs within carbonaceous siltstones and shales of the OSU, forming laterally extensive, stratiform deposits. Copper deposition took place in multiple phases, beginning with primary hypogene sulphide mineralisation, followed by supergene enrichment, which enhanced mineralisation grades near the surface. Structural remobilisation further concentrated copper within fold hinges and fault intersections, creating localised high-grade zones.

In contrast, sandstone-hosted copper mineralisation is found in porous quartzitic sandstones of the FWQ, where mineralising fluids migrated into high-permeability zones, leading to structurally controlled, localised mineralisation deposition. Although less laterally extensive than shale-hosted mineralisation, these zones often contain higher-grade copper concentrations.

The dominant economic minerals at Konkola include chalcopyrite, bornite, and chalcocite. These primary copper sulphide minerals define the economic potential of the deposit, with bornite and chalcocite typically associated with higher copper grades, while chalcopyrite remains the most widespread. Cobalt is present often occurring as the copper cobalt sulphide (CuCo2S4) carrollite.

The mineralogy of the KCM operation varies significantly across different mining areas, reflecting differences in host rock composition, structural complexity, hydrothermal alteration, and secondary enrichment processes.

Primary sulphide mineralisation

The primary (hypogene) mineralisation at Konkola is characterised by the deposition of copper-bearing sulphide minerals within the OSU under reducing conditions during the initial formation of the deposit. This mineralisation style represents the earliest stage of copper enrichment and is largely controlled by the chemical composition of the host rock, basin-scale fluid migration, and diagenetic processes. Unlike secondary mineralisation, which results from later enrichment or oxidation, primary mineralisation is associated with the original precipitation of copper sulphides from hydrothermal fluids during the deposit’s formation.

The distribution of chalcopyrite, bornite, and pyrite varies according to temperature, fluid composition, and permeability at the time of deposition. Chalcopyrite-dominant zones represent the earliest sulphide mineralisation, forming as a stable copper-iron sulphide under moderate-temperature conditions. Bornite-rich zones indicate higher copper enrichment, often associated with hydrothermal upgrading, while pyrite-dominant areas suggest less copper availability during early diagenesis.

In addition to its layer-parallel stratiform distribution, primary mineralisation at Konkola has also been affected by later structural reworking. In some areas, copper sulphides have been remobilised along shear zones and fault intersections, locally increasing mineralisation grades. These structural features, combined with hydrothermal alteration, have influenced the spatial variability of primary mineralisation and its transition into enriched secondary mineralisation zones. Key sources of copper from primary mineralisation are summarised below:

•	Chalcopyrite (CuFeS₂):

—	The most abundant copper-bearing sulphide at Konkola, particularly in deeper, unaltered hypogene zones.

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—	Typically forms as fine-grained disseminations within the shale matrix or as vein-hosted mineralisation along bedding planes and fractures.

—	Chalcopyrite is the primary mineral in lower-grade areas but can be locally enriched where it has been altered by later hydrothermal or supergene processes.

•	Bornite (Cu₅FeS₄):

—	Occurs in regions of increased thermal alteration, often in association with chalcopyrite.

—	Found in higher-grade copper zones, where it partially replaces chalcopyrite, increasing the copper-to-iron ratio in the ore.

—	Bornite is particularly notable in areas affected by hydrothermal fluid influx, where its formation is linked to sulphidation reactions and temperature variations.

•	Pyrite (FeS₂):

—	Widespread across the OSU, with higher concentrations in lower-grade areas where it formed as an early diagenetic phase before copper mineralisation.

—	Acts as an indicator of reducing conditions, which were crucial for the precipitation of copper sulphides.

—	While not an economic source of copper, pyrite plays a role in buffering sulphur activity within the mineralising system and influencing later enrichment processes.

Supergene enrichment and secondary mineralisation

The process of supergene enrichment enhances copper grades at Konkola by transforming primary sulphides into secondary, more copper-rich minerals. This enrichment occurs when meteoric water infiltrates the deposit, dissolving copper from upper oxidised zones and redepositing it at deeper levels where chemical conditions shift from oxidising to reducing. This results in the conversion of chalcopyrite and bornite into higher-grade chalcocite and covellite, which has greater copper content per unit mass.

At Konkola, supergene enrichment is particularly evident in structurally favourable zones, such as areas with increased fracture permeability, shear zones, and fold hinges. These geological features provide pathways for descending copper-rich solutions and serve as natural deposition sites where secondary sulphides precipitate. As a result, supergene-enriched horizons often exhibit higher copper grades than the original primary sulphide mineralisation, making them economically significant for mining.

Secondary mineralisation, a broader term that encompasses supergene enrichment, refers to all mineral changes that occur after the initial formation of the deposit. This includes both sulphide transformations and the development of oxidised copper minerals. In the near-surface portions of the Konkola deposit, prolonged exposure to oxygen and acidic groundwater has altered sulphides into secondary copper oxides and carbonates, such as malachite, azurite, and chrysocolla.

•	Chalcocite (Cu₂S) and Covellite (CuS): Formed due to the leaching of primary sulphides and redeposition in enrichment blankets.

•	Malachite (Cu₂(CO₃)(OH)₂) and Azurite (Cu₃(CO₃)₂(OH)₂): Common in weathered zones, particularly in the Nchanga Open Pit and Kakosa deposits.

•	Chrysocolla and Cuprite: Found in oxidised portions, particularly along structural conduits where groundwater movement has promoted oxidation.

These oxidised minerals mark the transition from the weathered surface layers down to the enriched sulphide zone.

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While secondary sulphide mineralisation generally improves copper recovery through flotation due to the higher copper-to-iron ratio of minerals like chalcocite and digenite, oxide mineralisation poses different processing challenges. Copper oxides are less responsive to flotation and require acid leaching methods for effective recovery. The extent of oxidation and supergene enrichment at Konkola influences metallurgical performance, with some areas containing both highly reactive secondary sulphides and less flotation-efficient oxidised copper zones.

The structural complexity of the Konkola deposit has a significant impact on the distribution of supergene enrichment and secondary mineralisation. Fault networks and shear zones have facilitated the downward migration of copper-bearing fluids, leading to localised zones of high-grade enrichment. At the same time, impermeable lithological boundaries, such as certain carbonate-rich layers, have acted as barriers, influencing where secondary mineralisation is concentrated.

Together, these processes have resulted in a vertically zoned deposit, with near-surface oxidised minerals transitioning into secondary sulphide-rich enrichment zones, which in turn grade into the deeper primary hypogene sulphides. Understanding the interplay between these mineralisation styles is critical for mine planning and processing, as different zones require distinct extraction strategies to optimise recovery.

Hydrothermal alteration

Hydrothermal alteration plays a role in modifying and upgrading mineralisation, particularly near shear zones and fault-controlled structural corridors. These alterations have influenced both the primary and secondary mineralisation processes, affecting mineral assemblages, metal mobility, and grade distribution.

These alteration zones often mark fluid pathways that controlled sulphide precipitation and redistribution, making them critical for targeting high-grade mineralisation shoots.

The primary hydrothermal alteration phases linked to mineralisation in the Konkola region include:

•	Silicification:

—	Quartz veining and silica flooding occur in and around ore-bearing units, enhancing rock competency but reducing permeability.

—	This process often preserves sulphide mineralisation and is commonly associated with chalcopyrite-rich zones in the OSU.

•	Sericite-carbonate replacement:

—	Fine-grained sericite (white mica) and carbonate minerals replace original feldspar and clay-rich components within shale and sandstone units.

—	This alteration is associated with early-stage copper precipitation, often forming a chalcopyrite-pyrite assemblage, later overprinted by more copper-rich phases such as bornite and chalcocite.

•	Chloritic overprinting:

—	Localised along shear zones and fault boundaries, chlorite alteration is indicative of hydrothermal fluid interaction and mechanical deformation.

—	This alteration style is frequently linked to structural remobilisation of copper, where early-deposited chalcopyrite is upgraded to bornite and chalcocite, enhancing mineralisation grades in these zones.

6.2.3	Variability in mineralisation across mining areas

The mineralisation styles in the OSU vary significantly depending on lithology, alteration intensity, and structural influences thus there are distinct differences existing between mineralization in the different mining areas.

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•	Konkola: Retains a predominantly primary sulphide assemblage, with disseminated chalcopyrite and bornite hosted in the OSU. Minimal supergene alteration has occurred due to limited fluid penetration and deep burial, preserving the hypogene mineralisation style.

•	Kakosa South and Fitwaola (see Figure 11.1): Higher carbonate content has resulted in localised alteration differences, affecting both rock strength and processing requirements. Sulphide mineralisation is more dispersed, with some areas exhibiting lower supergene influence due to carbonate buffering effects, which limited acid-driven leaching.

•	Nchanga: A heterogeneous mix of oxide, supergene, and primary sulphide mineralisation due to prolonged weathering and groundwater interaction. Copper occurs in oxidised forms (malachite, chrysocolla) at the surface, while supergene sulphides (chalcocite, covellite) dominate in the enrichment zone, transitioning into primary chalcopyrite and bornite at greater depth.

6.2.4	Major structural controls on mineralisation

The dominant structural feature shaping mineralisation at Konkola is the Konkola Syncline, a large-scale fold that has helped preserve mineralised horizons by shielding them from erosion and oxidation. The syncline geometry has also acted as a mineralisation trap, concentrating copper-bearing fluids along the fold axis.

In addition to folding, thrust faulting has played a role in mineralisation. Several major fault systems cut across the deposit, creating structural traps where mineralising fluids were focused along shear zones, fault intersections, and competency contrasts between rock units. These faults have led to:

•	Thickening of mineralised zones, particularly in areas where repeated thrusting has stacked ore-bearing units.

•	Structural reworking of sulphides, with some areas experiencing remobilisation, resulting in localised grade increases.

•	Formation of high-grade lenses, particularly where faults intersect with lithological permeability contrasts, enhancing fluid-rock interaction.

6.2.5	Summary of geological characteristics

The geographic extents of the Konkola and Nchanga deposits reported as Mineral Resources are summarised in Table 6.1.

Table 6.1	KCM deposit mineralisation extent

Deposit	Length (km)	Width (m)	Depth (m)	Mineralisation
Konkola	~ 5	5 – 50	> 1,000	Chalcopyrite, bornite
COP DF	~ 1.5	3 - 50	300 - 600	Malachite, chrysocolla, cuprite, bornite and chalcopyrite
Luano	~ 2	3 - 20	200 - 400	Malachite, chrysocolla, cuprite, chalcocite, bornite and chalcopyrite
COP E Extension	~0.8	3 - 50	~300

Table 6.2 summarises the variable geological conditions across Konkola and Nchanga assets.

Table 6.2	Summary of geological characteristics of KCM operations

Operation		Geological characteristics
Konkola	•	Location: Centrally located in the Konkola mining district, approximately 15 km north of Nchanga.
	•	Host lithology: The OSU hosts the majority of copper mineralisation, overlain by the Hangingwall Quartzite. Dominated by chalcopyrite-pyrite mineralisation, with bornite becoming more prominent in structurally complex zones. Structural deformation, particularly thrust faulting, has created zones of higher permeability, allowing for localised remobilisation of copper and increased grade variability. Deep-seated hydrothermal fluids have contributed to minor silicification and sericite alteration, modifying the host rock and influencing metallurgical properties.

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Operation		Geological characteristics
	•	Structural controls: The deposit is preserved within the Konkola Syncline, a broad northwest-trending fold structure. Thrust faulting and shear zones segment the mineralisation, creating localised enrichment and structural complexity.
	•	Deposit geometry and dip: The mineralisation is moderately to steeply dipping (45-70°), conforming to the synclinal structure. The dip increases sharply at depth, requiring specialised mining techniques.
	•	Hydrogeology: Konkola is among the wettest underground mines, with high groundwater inflows along faulted and fractured zones, necessitating intensive dewatering measures.

COP DF	•	Location: Lower south-eastern edge of the Nchanga asset, approximately 22 km directly south of Konkola.
	•	Host lithology: Similar to the main Konkola deposit, with high copper concentrations in the OSU.
	•	Structural controls: Situated in a fault-bounded basin, with thrust faulting and folding enhancing preservation of mineralisation.
	•	Deposit geometry and dip: The mineralisation maintains a steep dip (50-70°), with structural complexity increasing significantly at depth.
	•	Hydrogeology: High groundwater management requirements due to fault connectivity and potential hydraulic connections to nearby mining areas, requiring continuous high-capacity dewatering.

Luano	•	Location: Upper north-east edge of the Nchanga assets, approximately 20 km south-east of Konkola.
	•	Host lithology: Primarily Roan Group sediments, with localised carbonate-rich horizons.
	•	Structural controls: Characterised by broad fold structures, with fewer faults than other deposits, making mineralisation zones more continuous.
	•	Deposit geometry and dip: The mineralisation has a moderate dip (25-40°), with predictable continuity.
	•	Hydrogeology: Moderate groundwater inflows, but no major aquifer-related challenges.

COP E Extension	•	Location: Lower south-eastern edge of the Nchanga asset immediately north of COP DF, approximately 22 km directly south of Konkola.
	•	Host lithology: Extension of the Konkola deposit, with continuous mineralisation in carbonaceous shales.
	•	Structural controls: The deposit follows the regional synclinal trend, with localised structural disturbances influencing mineralisation geometry and thickness.
	•	Deposit geometry and dip: The dip varies between 45-70°, with localised shallower zones (30-40°) where the syncline flattens.
	•	Hydrogeology: Similar dewatering challenges as Konkola Deep, requiring intensive pumping infrastructure and hydrogeological monitoring.

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7	Exploration

There is no active exploration being undertaken at either Konkola or Nchanga assets. All exploration described below is historic and conducted by previous asset owners. All proposed drilling is resource infill or resource extension drilling. This includes all other means of exploration, for example geophysics.

7.1	Exploration history

The exploration history of both Konkola and Nchanga spans over a century and includes:

•	Multiple phases of geophysical surveys, geological mapping, hydrogeochemical sampling, and diamond drilling.

•	Surface mapping and trenching, which provided the first indications of copper anomalies.

•	Geochemical sampling, used to establish baseline geochemical signatures.

•	Diamond drilling campaigns (1950s–1980s), which confirmed the stratiform nature of the OSU and outlined the structural framework of the deposit.

•	Higher-density drilling programs (1990s–2000s), improving confidence in grade continuity and allowing for systematic Mineral Resource classification.

•	Geostatistical modelling, integrating conditional simulation and variography techniques to refine resource estimates.

Early exploration (pre-1950s): Initial Surface Reconnaissance: The earliest exploration efforts at Konkola were limited to surface mapping, trenching, and basic geochemical sampling. These activities aimed to identify copper anomalies and determine potential mineralised zones. Mapping efforts focused on understanding lithological and structural features; while trenching and shallow sampling confirmed the presence of copper within sedimentary formations. Although these early techniques were rudimentary, they led to the identification of the OSU, which was later recognised as the primary host of copper mineralisation at Konkola.

Systematic diamond drilling phase (1950s–1980s): From the 1950s onwards, exploration transitioned towards systematic diamond drilling, aimed at confirming the continuity and thickness of the OSU. Early drilling programs initially used wider spacing of 200–300 m, which was progressively reduced as the deposit was better defined. These programs provided critical insights into the stratiform nature of the deposit, confirming that copper mineralisation was laterally extensive and relatively continuous over several kilometres. Through this phase, key structural controls on mineralisation were identified, including faults, folds, and lithological variations, which were recognised as significant influences on grade distribution.

Advancements in geological modelling (1990s–2004): The 1990s marked a significant shift in geological strategy, coinciding with the privatisation of Zambian mining assets, which increased investment in geological studies. Higher-density infill and extension diamond drilling programs were undertaken, supported by improved drill rig technology, core recovery techniques, and enhanced geostatistical modelling. These advancements allowed for the systematic classification of Mineral Resources into Measured, Indicated, and Inferred categories, reducing uncertainty and improving the reliability of resource estimates.

In November 2004 KCM commenced management of the Konkola and Nchanga assets. From this time focus has been on production, then the development of smaller brownfields assets within and around the existing mining areas these include COP E Extension, COP DF underground, Kakosa North and South, Upper Ore Body and tailings dams.

Recent production from the 2006 onwards is discussed in Section 5.1.

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Drilling (2004 to 2019): Extension and infill drilling of known mineralisation was undertaken prior to provisional liquidation through ZCCM-IH in May 2019. The geological development focused on infill drilling below and along strike of mineralisation in and around active mining areas.

Since 2019: No exploration, infill and extension drilling has been undertaken by KCM. Geological and structural mapping has been undertaken at Konkola to refine lithological contacts, structural deformation, and alteration patterns to update the geological interpretation. The mapping program has focused on surface and underground geological observations, detailed core logging and high-resolution core photography to documenting lithological variations and structural controls on mineralisation.

7.2	Drilling methods

Collection and collation of drillhole data for Konkola and Nchanga is the same.

Infill and extension drillholes are drilled using pneumatic or electric hydraulic diamond coring underground drill rigs. Drill rod sizes include BQ, NQ, HQ, and PQ diameter depending on length and purpose of hole (dewatering or resource infill) which are specified by site geologists / hydrogeologists. Diamond drilling is outsourced to specialist drilling companies.

All drilled core is cleaned, measured and placed in appropriately labelled core boxes and transported from underground to the surface core yard facilities. The contractor performs all the work necessary to complete or abandon each hole in the manner specified by KCM.

7.3	Core recovery

A minimum core recovery of 90% is expected in the mineralisation. Core recovery is measured and checked during core logging.

7.4	Core logging

Core logging procedure includes recording information such as lithology, rock type, visible mineralisation, degree of weathering, RQD, and joint density. The logging is done manually on paper log template. Drill logs are then checked and verified by the supervising geologist and approved. The logs are then entered into Excel spread sheets and are again checked for transcription errors.

7.5	Sample selection

After logging the drillhole, the geologist prepares a sampling sheet. The entire mineralisation unit is sampled, including some portion of the footwall and hangingwall so as to have a clear definition of the mineralisation boundary. The sample interval is a maximum of 1 m in mineralisation, and 0.5 cm in the immediate footwall and hangingwall formations.

Generally, for infill and extension drilling whole core is submitted for sample preparation and analysis. From mid-2025, for example sections, half core is being submitted so as to retain material in the core tray for audit purposes.

7.6	QAQC program

As part of QAQC, blank and certified reference material (CRM) samples are inserted consecutively for every five primary samples for small batches <20 samples or every ten primary samples for batches >30 samples. As a general guide, a minimum of three and a maximum of five CRM samples are used per batch. CRMs are used for counterchecking the accuracy of analytical method applied. Repeats are also used as part of QAQC and are prepared by retrieving coarse rejects and pulp samples from the laboratory and re-submitting them for assaying. At least 20% of combined course and pulps samples are submitted to the laboratory. Repeat samples are aimed at checking reproducibility or precision of the laboratory. Repeat samples are repacked and assigned different sample numbers prior to resubmission to the laboratory for re-assay. CRMs are inserted after every tenth sample in all the drillholes within the mineralisation.

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After logging the core, the core is sampled as per sampling procedure and is dispatched to the analytical laboratory for assaying.

7.7	Drillhole locations

Drillhole location plan for Konkola, showing 4,245 drillholes, see Figure 7.1. Drillholes pre- 2016 are black. Drillholes from 2016 onwards are shown in red. Further detail is provided in context in
Section 11.2.

Figure 7.1	Drillhole location plan - Konkola

Source: AMC, 2025.

Drillhole location plan for COP DF showing 445 drillholes is shown in Figure 7.2.

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Figure 7.2	Drillhole location plan – COP DF

Source: AMC, 2025.

Drillhole location plan for Luano showing 241 drillholes is shown in Figure 7.3.

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Figure 7.3	Drillhole location plan – Luano

Source: KCM, 2025.

Drillhole location plan for Luano showing 283 drillholes is shown in Figure 7.4. The drillholes in green have not been used in the resource estimation for more detail see Section 11.3.3.1.

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Figure 7.4	Drillhole location plan – COP E Extension

Dip_1
Dip_2
Dip_3
Dip_4
Dip_5
Dip_6
Dip_7
Dip_8
Dip_9
Dip_10
Dip_11
Dip_12
Dip_13
Dip_14
Dip_15
Dip_16
Dip_17
Dip_18
Dip_19
Dip_20
Dip_21
Drillholes used
Drillholes not used
Drillhole, COP C and E pits location, project boundary and section lines

TITLE

Drillhole location plan – COPEExt

Konkola Copper Mines plc

AMC consultants mine smarter

Source: AMC, 2025.

7.8	Hydrogeology

7.8.1	Konkola

At Konkola the following testing and monitoring has been established:

•	Piezometer Installation: Monitoring wells have been established to measure groundwater levels and flow rates.

•	Pump Testing: Conducted to determine aquifer permeability, hydraulic conductivity, and inflow rates into mine workings.

•	Hydrogeological Modelling: A numerical groundwater flow model is under development to predict future dewatering requirements and optimise water management strategies.

•	Water Quality Assessments: Routine sampling of mine water is conducted to monitor contamination risks and compliance with environmental standards.

See Section13.3 for hydrogeological information in the context of the mining method and mine plan.

7.8.2	Nchanga

Nchanga COP E Ext, COP DF and Luano are in proximity to historic large open pits as such they have undergone long term dewatering. The level of study for Nchanga COP E Ext, COP DF and Luano is at an early stage, and the status of existing groundwater conditions will be assessed as part of the project development.

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7.9	Geotechnical data, testing, and analysis

7.9.1	Konkola

7.9.1.1	Geotechnical drilling

Geotechnical drilling and logging are done specifically for geotechnical rock mass classification purposes. AMC has identified gaps in the available geotechnical data across KCM. To allow rock mass characterisation across the project, a geotechnical data collection program has been recommended to support the KDMP mine expansion project and the associated LOM studies required by KCM. AMC has designed a conceptual but executable resource definition (or drill out) program for the KDMP mining area (AMC Konkola KDMP Exploration Strategy report, Jan 2025).

7.9.1.2	Geotechnical testing

Elastic rock properties using in numerical modelling in 2012 are listed in Table 7.1. Any new data collected for rock properties should be used to revise the previous work. Previous rock property testing for Konkola provided by Itasca 1997 was utilised for numerical modelling in Section 13.1.4.

Table 7.1	Elastic rock properties

Rock unit	Rock Mass Modulus (MPa)	Poisson’s Ratio	UCS (MPa)	Cohesion (MPa)	Friction angle (°)
Quartzite	17,800	0.2	150	5.3	48.0
Ore Shale	13,300	0.2	150	4.0	37.5
Conglomerate	31,600	0.2	170	7.0	52.6
Unit ‘A’	168	0.3	5	2.4	3.0

Source: AMC, 2012.

Geotechnical sampling and testing are recommended to be performed with future resource definition programs.

7.9.1.3	Seismicity

KCM has experienced seismicity, with the first recorded event on 8 January 1995. This prompted the purchase of a seismic monitoring system. Four events have since been recorded with Richter magnitudes greater than 6. The source of the earthquakes was found to be well outside the mine region. Mine scale seismic events have been recorded with local magnitudes up to 2.1 since November 1996. The most recent 2.1 event was in June 2020.

The Mine at No 1 Shaft and No 3 Shaft has previously identified a number of high stress pockets with seismic events recorded at No 1 Shaft. Seismic damage was predominantly observed in drives and included falls of ground, rock burst, fracturing and onion skin like unravelling.

Previous observations have noted that the intensity of ground damage from high stress conditions and seismic events reduces the further away the excavation is from the OSU and footwall (KCM, 2000).

Regions of the mine with relatively strong rock mass are likely to be associated with the seismicity. It is expected that seismicity will become more common as the mine develops deeper, particularly in this area.

Seismic monitoring continued during the KCM provisional liquidation proceedings period to allow a baseline prior to the mine restart. AMC recommends ongoing assessment of the seismic data in the future to understand the events and source in relation to rock mass, faults or dewatering. Figure 7.5 presents a schematic diagram of the Konkola IMS seismic system. The IMS system, commissioned in 2012 comprises of 12 sensors (triaxial and uniaxial 4.5 Hz geophones) and allows real time monitoring.

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Figure 7.5	Seismic system schematics at Konkola

Source: GCMP, 2022b.

7.9.1.4	In situ stress

Previous modelling indicated that stress on closure pillars was likely to significantly increase with vertical depth. An updated LOM will require a detailed review of the expected damage to closure pillars and ability to recover these.

Since the pause in production, AMC recommends that the underground operations undertake a review of development performance for general convergence and damage in drives due to the orientation of drives, and standoff distance of the drives from stoping areas, including stress mapping guidance. Horizontal stress is noted as sub-parallel to the foliation and mineralisation and is the dominant influence on damage to development within pillars and the footwall.

AMC recommends that in situ stress testing is undertaken at the lowest level in the future to confirm the orientation of the stress field at depth which is based on the current limited testing. In situ stress has critical implications (safety, production reliability, etc.) that higher induced stress will cause at these mining depths.

7.9.1.5	Groundwater

The stratigraphic units of the local area are detailed below in Table 7.2, including the average thickness of each unit and their hydrogeological significance (aquifer or aquiclude). The general strike orientation of the units is from south to north, with a dip towards the west at an angle of approximately 40° (GCMP, 2020).

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Groundwater inflows are collected and used to characterise the rock mass generally as damp, dripping or wet conditions. The hydrogeological information is presented in the KCM mine designs and used in geotechnical stability analysis (GCMP, 2022).

Figure 7.6 shows the three main aquifers in the Konkola mine sequence. The base of the hangingwall aquifer 2024 modelled structure is ~40 m in the hangingwall of the OSU and indicated to have very high flow rates ~2,000 mL/s. The footwall aquifer contains slightly cemented sands and is described as damp and the FWQ and LPC aquifer has a minimum distance of approximately 100 m from the mine workings and characterised as dripping ground water conditions.

Table 7.2	Local geology and hydrogeological units

Stratigraphy	Thickness (m)	Hydrogeological unit
Upper Roan Dolomite	>400	Aquifer
Shale with Grit	70	Aquiclude
Chingola Dolomite	15	Aquifer
Dolomitic Schist	20	Minor aquifer
Upper Banded Shale	18	Aquiclude
Feldspathic Quartzite	18	Aquiclude
Upper Banded Sandstone	15	Aquifer
Pink Quartzite	5	Aquiclude
Lower Banded Sandstone	10	Aquifer
Lower Banded Shale	10	Aquiclude
Arkose	15	Minor aquifer
Basement	>400	Impermeable

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Figure 7.6	Location of three main aquifers in the Konkola mine, section looking north

W
E
Pumping: 360,000m³/day
No.1 Shaft
VS1F & VS1B
No.4 Shaft
1000m Datum
Mwashia shale
Upper Roan Dolomite
Hanging Wall Aquifer
Foot Wall Aquifer
370mL Pump Chamber
600mL
690mL Pump Chamber
Water level
800mL
LPC Water Level
875mL
30,000m³/day
65⁰ Curve Crack Line
950mL
985mL Pump Chamber
Shale With Grit
Hanging Quartzite
Foot Wall Quartzite
FWQ and LPC Aquifer
Pebble Conglomerate
1150mL
Mean Sea Level
1350mL
approx 200m
Planned 1390mL Pump Chamber
1505mL

TITLE

Three Aquifers at Konkola Mine, Looking North

Konkola Copper Mines plc

AMC consultants mine smarter

Source: KCM, 2025.

7.9.2	Nchanga

Nchanga COP E Ext, COP DF and Luano are early-stage projects geotechnical conditions will be assessed as part of the project development.

Recent drilling incorporates the collection of geotechnical logging for all drillholes. Laboratory test work and analysis will be undertaken as part of the PFS.

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8	Sample preparation, analyses, and security

8.1	Sample preparation and analysis

Sample preparation and analysis for:

•	Konkola analyses is undertaken at the KMRL laboratory at Konkola (Konkola analytical laboratory).

•	Nchanga analyses is undertaken at the KMRL laboratory at Nchanga (Nchanga analytical laboratory).

Both laboratories are ISO/IEC 17025:2017 accredited by the Southern African Development Community Accreditation Service (SADCAS), representing internationally recognized standards for competence, impartiality, and consistent operation.

Sample preparation methods, analytical methods and quality control is the same at both laboratories and is applied uniformly across all assets.

Future drilling analysis is planned to be analysed by in internationally recognised external laboratory.

8.2	Sample preparation method

Sample preparation method:

•	Drying the received samples at a temperature of 110° Celsius plus or minus 5 degrees (110+/-5°C) for a period up to 4 hours.

•	Primary particle size reduction by crushing the samples from 150 mm to 12.7 mm.

•	Secondary particle size reduction by crushing the entire primary crusher product of 12.7 mm or less to than 4 mm.

•	Repeated riffling of the secondary crusher product until a final portion measuring about 250 g to 300 g is obtained.

•	The final riffle product is then pulverised to pulp of 90 percent passing 75 micron sieve (200 mesh), packed into envelops as laboratory samples, and finally submitted to main laboratory for analysis.

•	Coarse rejects and pulps are reclaimed where the coarse rejects are stored until it is confirmed they are not required to metallurgical test work. The pulp rejects are retained.

8.3	Analytical method

The analytical method for each sample is a partial digestion via nitric and sulphuric acid for soluble copper, and complete digestion for total copper and total cobalt, with an Atomic Absorption Spectrometry (AAS) finish.

If total copper is greater than 10% Cu, the sample(s) are re-analysed by using the electro-gravimetric method.

8.4	Bulk density measurement

Bulk density measurements are done at KMRL site mineralogy laboratory using the Archimedes method.

Samples are selected from the hangingwall and footwall formations and mineralised material. For mineralised material the sample is selected from HQ or a larger size drillhole. The core samples are cut using core cutting machine. One half of the sample is sent to the analytical laboratory for assaying, the other half is sent to the mineralogy laboratory for bulk density measurement. The samples used in the bulk density measurement range from 50 to 70 mm. Cracked and poor-quality samples are excluded.

The samples are cleaned, dried at 105°C for 12 hours, cooled, weighted in air, dipped in wax, which is allowed to set, weighed in air, then immersed in water and weighted.

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Bulk density is calculated using the following equation:

𝐵𝑢𝑙𝑘 𝑑𝑒𝑛𝑠𝑖𝑡𝑦 = 𝑊1 / ((𝑊1 − 𝑊3) − [	𝑊𝑎(𝑝 − 1)	])
𝑝

Where:

W1=weight of sample in air

Wa=weight of wax in air, that is =W2-W1

W2=weight of sample with wax in air

W3=weight of total sample in water after waxing

p=density of wax used

1=density of water

8.5	Quality assurance quality control programme

QAQC is undertaken on TCu% and ASCu% analysis and is done via the submission of repeat samples and the submission of CRM’s and blanks.

Repeats consist of fine rejects of samples within potentially economic mineralisation grade ranges. Samples for which laboratory assay results have been received, are repacked and assigned different sample numbers then resubmitted to the laboratory for re assay. The assay results of these samples are then compared to the original assays. Samples are submitted at a 1 in 10 ratio.

If the original and repeat assay differ by less than 10% precision is regarded acceptable, and the original assay results are cleared for use in resource estimation.

CRMs are inserted after every tenth sample in all the drillholes within the mineralisation. The analytical results of the CRMs are then plotted against the original CRMs grades. A +/- 2SD error difference from the CRM grade is considered an acceptable range, especially when dealing with relatively high-grade, i.e. grades above 2% TCu. With grade lower than TCu 2%, a +/- 3SD error difference is considered acceptable.

Additional quality controls include:

•	Blind checks: For every 10 samples, one sample is randomly picked and inserted as a blind check by the sample preparers to measure reproducibility of the analysis.

•	Independent checks: Periodic insertion of previously analysed samples as independent checks to measure reproducibility between analysis.

•	The use of internal laboratory CRMs within each batch.

8.6	Sample security

Sample security is achieved by the monitored sample-tracking approach using both excel and hard copy records which indicates sample position at each stage from receipt to disposal. This also involves capturing of all details of both the team member submitting the samples and every analytical staff member handling the samples.

Before disposal, the analysed batches are stored for retention, in a restricted-access sample storage room, to allow for any queries from the KCM department submitting the samples. Actual disposal is done by the KCM sample owner. This is to ensure accountability for samples falls with the sample owner.

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8.7	Quality assurance quality control – Konkola

8.7.1	Konkola

During the audit of the 2020 Mineral Resource, KMRL provided the auditor with a cumulative database of the all the QAQC work undertaken at Konkola mine. In order to ascertain the quality of the post 2016 data, the auditor segmented the data to conduct separate analyses for the old and new data.

For the post 2016 data the following observations have been made:

•	The repeats showed 54% of TCu samples and 23% of the of ASCu being within 10% deviation. This observation was deemed to be far short of the expectations for the assays to be included in the Mineral Resource work.

•	The analysis of CRMs STD_A (3.44% TCu) and STD_C (2.48% TCu) showed consistently lower than expected results. This is a concern and might indicate high-grade copper assays may be underestimated, that is a negative bias.

QAQC assessment undertaken in 2024, discussed below, incorporates the post 2016 drilling. The exercise covered analysis of the CRM for accuracy, repeats for precision and blanks for contamination.

8.7.1.1	CRM

For CRMs specific tasks include:

•	QAQC records validation: To ensure all results are recorded in the database and the QC results on all the drillhole assay certificates for holes drilled after 2016 were examined.

•	CRM validation: Konkola Mine utilises a range of CRMs sourced from Geostats Pty Ltd to monitor the accuracy of the laboratory. Each CRM has a unique product ID associated with specific grade values and standard deviations.

To guarantee reliable performance analysis, the CRM results database was meticulously checked to verify that all CRM laboratory results were correctly linked to their corresponding certified values. It was discovered that the certified values for 16 analyses of GBM911-16 were initially assigned incorrectly in the database. After the corrections, 12 out of the 16 results have passed. With the remaining four values being outside +/-2SD.

Table 8.1 shows a list of the corrected CRM value in comparison to the incorrect entry.

Table 8.1	List of corrected outcomes for 16 GBM911-16 CRMs

				Original		Corrected
BHID	Sample ID	CRM	Laboratory (TCu%)	Certified (TCu%)	Status	Certified CRM	Status
BV1611	MX9864	GBM911-16	2.52	3.44	Fail	2.48	Pass
BV1612	MY33	GBM911-16	2.42	3.44	Fail	2.48	Pass
BV1614	MX9864	GBM911-16	2.40	3.44	Fail	2.48	Pass
BV1615	MY112	GBM911-16	2.55	3.44	Fail	2.48	Pass
BV1616	MY318	GBM911-16	2.32	3.44	Fail	2.48	Pass
BV1619	MY380	GBM911-16	2.60	3.44	Fail	2.48	Pass
BV1623	MY433	GBM911-16	2.57	3.44	Fail	2.48	Pass
BV1631	MY1077	GBM911-16	2.24	3.44	Fail	2.48	Fail
BV1631	MY1093	GBM911-16	2.35	3.44	Fail	2.48	Pass
BV1633	MY1199	GBM911-16	2.92	3.44	Fail	2.48	Fail

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				Original		Corrected
BHID	Sample ID	CRM	Laboratory TCu%	Certified TCu%	Status	Certified CRM	Status
BV1635	MY1242	GBM911-16	2.33	3.44	Fail	2.48	Pass
BV1635	MY1257	GBM911-16	2.60	3.44	Fail	2.48	Pass
BV1636	MY1311	GBM911-16	2.52	3.44	Fail	2.48	Pass
BV1637	MY1363	GBM911-16	2.59	3.44	Fail	2.48	Pass
BV1637	MY1389	GBM911-16	2.75	3.44	Fail	2.48	Fail
BV1638	MY1400	GBM911-16	2.74	3.44	Fail	2.48	Fail

Note: +/- 1 SD is between 2.39 to 2.56% TCu, +/- 2 SD is between 2.30 to 2.65% TCu.

Source: KCM.

The rectified drillholes that passed the QAQC test were then plotted together with the failed drillholes and those without CRMs as shown in Figure 8.1. Also included are holes drilled up to November 2023.

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Figure 8.1	Location plan of holes drilled from 2016 to 2023 - Konkola

Source: AMC, 2025.

The analysis conducted on the entire database showed that majority of the CRM results from the laboratory were within the acceptable range of +/-2 standard deviations (SD) of the CRM mean as shown in Figure 8.2. However, Standard A showed a number of CRM values outside the 2SD. Another observation was that the majority of the laboratory results outside 2SD plotted below the mean value indicating a conservative negative bias. Figure 8.2 shows the results for standards A, B, C, and D from the analytical laboratory. Results for standard E, F, and G are presented as Figure 8.3.

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Figure 8.2	Shewhart plots for CRMs A, B, C, and D - Konkola

Source: AMC, 2025.

Figure 8.3	Shewhart plots for CRMs E, F, and G - Konkola

Source: AMC, 2025.

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8.7.1.2	Repeats

Repeat samples at Konkola mine are utilised to evaluate the laboratories precision. Samples submitted for re-assaying have been selected randomly without regard to the mineralisation or grade of the original sample. Therefore, the duplicate dataset comprises samples that are below the cut-off and outside the areas of mineralisation. The sample statistics indicate the below cut-off assay values account for 35% of the entire dataset.

The repeatability analysis has shown that precision is very poor in the dataset with grades below cut-off. This is due to laboratory precision decreasing significantly for values proximal to the detection limit. Samples with values below cut-off are not regarded for most of downstream processes and have minimal impact on geostatistical modelling and grade estimation.

Therefore, the inclusion of original sample assay values that are significantly below cut-off grade impact the overall outlook of the level of precision of the data. Based on this observation, only samples with TCu% grades above cut-off of 1.5% were considered for precision analysis.

The relative paired difference (RPD) plo method was used to assess the precision for both unfiltered (no cut-off) and filtered (above cut-off) dataset.

The RPD plots for TCu% show that approximately 55% of the unfiltered sample results are within 10% of the half relative difference whereas the filtered (above cut-off) dataset showed that approximately 76% of repeats fall within 10% of the half relative difference as shown in Figure 8.4. At 1.5% TCu cut-off 75% of data passing 10% RPD is lower than ideal for an operating mine, 85 to 90% of the data at 10% RPD would be a good result.

Figure 8.4	RPD plot TCu repeat samples no cut-off and at 1.5% TCu- Konkola - post 2016 data

Source: AMC, 2025.

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8.7.1.3	Blanks

Blanks are comprised of local material. Analysis shows that blank sample analytical results are generally below the 0.5% TCu threshold which is used to define blank material. The variations observed are the result of using locally sourced non-mineralised material such as FWQ, AGSST, and PC. Figure 8.5 shows the blank sample plot, with the 0.5% TCu threshold line. Where four results are in excess of 0.5% TCu.

The majority of the analyses of the blank samples indicate that there is no to little likelihood of contamination of the mineralised samples having occurred during sample preparation. It is not clear whether the assay results greater than 0.15% TCu were due to contamination or low-grade mineralisation within the blank sample itself but the number of these anomalous samples is small.

Figure 8.5	Blank samples plot showing 0.5% TCu upper limit

Source: AMC, 2025.

8.8	Quality assurance quality control - Nchanga

QAQC for the various Nchanga deposits is incomplete. The older generation of drillholes date back 50 years and the analytical data was not subject to modern QAQC. Much of the older generation of drilling is in areas where mining is complete. There is no or very limited QAQC data for:

•	Nchanga Open Pit (NOP)

•	Chingola Open Pit D and F (COP DF)

•	Tailings dams TD03 and TD04

There is modern QAQC data for recent drilling for:

•	Chingola Open Pit C and E Extension (COP E Ext)

•	Luano

•	Stockpile 16

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8.8.1	Chingola Open Pit C and E Extension (COP E Ext)

For the Chingola Open Pit C and E Extension (COP E Ext) QAQC is available for the 2011 to 2013 drillholes only. QAQC includes:

•	CRM insertion at a rate of 1:10.

•	Submission of selected pulp samples to the independent umpire laboratories Alfred H Knight (AHK), Kitwe, Zambia and Société Générale de Surveillance SA (SGS), Kitwe, Zambia.

No blanks were submitted.

8.8.1.1	CRM

Eleven CRMs were submitted for analysis. The number of submissions for each CRM is shown in Table 8.2.

Shewhart plots for each CRM standardised to zero were generated. The following observations were made:

•	CRM 0.75% TCu - most of the analyses fall within the 2SD but there are more samples with a negative difference outside the 2SD plots than there are positive difference, this might indicate bias. The plot does not include 8 or 6% of the samples which have more than 20% deviation.

•	CRM 1.08% TCu – except for 3 or 7% of the samples with deviations above 20%, the analyses show reasonable precision.

•	CRM 1.47% TCu - has two significant outliers but generally show relatively reasonable precision.

•	CRM 1.54% TCu and 1.68% TCu shows the difference between the reported values and the CRM plotting within the 2SD with both positive and negative difference, on average the precision is reasonable.

•	CRM 2.14% TCu - one sample is significantly outside 2SD has more positive difference on average. This could be an indication of a slight bias in the data, generally the deviations are very small and contained within 1SD.

•	CRM 2.19% TCu, 2.62% TCu, 2.94% TCu, and 3.18% TCu - there are more positive deviations than they are negative ones, indications of possible bias in the sample analyses in those ranges, but the deviations are very small and contained within 1SD.

•	CRM 3.44% TCu – all the samples show positive deviations, but the deviations are very small and are contained within 1SD.

Table 8.2	CRM sample submission – COP CE Ext

CRM value (TCu%)	Number of samples submitted
0.75	134
1.08	41
1.47	48
1.54	57
1.65	11
2.14	45
2.19	4
2.62	48
2.94	67
3.18	77
3.44	11

Source: KCM.

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8.8.1.2	Repeats

HARD plots, Figure 8.6 and Figure 8.7, were used to assess the precision of repeat sample analysis of the combined independent laboratories AHK and SGS.

Samples below 1% TCu have a poor HARD with approximately 28% of samples achieving a HARD of 10%. For TCu repeats these values should be in excess of 90%. This indicates the poor repeatability. There is no indication as to whether the analysis of the results omits samples within 15 times the detection limit which is accepted practice to remove variability introduced from the increase in error as approaching the detection limit.

For samples between 0.5% and 3.0% TCu the approximately 90% of samples achieves a HARD of 10%, this is considered reasonable reproducibility.

Figure 8.6	HARD plot for repeat samples below 1.0% TCu

Source: KCM, 2025.

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Figure 8.7	HARD plot for repeat samples between0.5% TCu and 3.0% TCu

Source: KCM, 2025.

8.8.2	Luano

There are 241 drillholes in the Luano geological database. These holes were drilled in seven different phases from 1962 to 2014. QAQC data exists only for the phase seven drillholes, that is the 31 holes drilled from 2011 to 2014.

QAQC undertaken includes submission of CRMs, blanks, and pulp repeats.

8.8.2.1	CRM

Three CRMs were submitted for analysis at the Nchanga analytical laboratory. The CRM mean values are: 0.81% TCu, 1.00% TCu, and 2.47% TCu.

Shewhart plots for each CRM standardised to zero were generated, see Figure 8.8 to Figure 8.10. The following observations were made:

•	All CRMs are inside 3SD.

•	Eight CRMs are between 2SD and 3SD for the 0.81% TCu CRM. These values are biased high for seven of the eight samples. However, the samples are evenly scattered across the x-axis.

•	Samples between 1SD and 2SD are biased high for the 0.81% CRM.

•	All CRMs for the 1.00% TCu are inside 2SD, the samples between 1SD and 2SD are biased high. These are scattered evenly across the x-axis.

•	Nine samples are between 1SD and 2SD for the 2.47% TCu CRM.

The Shewhart plots indicate that for TCu%, the analytical assay values from the Nchanga analytical laboratory are a good quality with the majority of the values within +/- 2SD of the mean.

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Figure 8.8	Shewhart plot for 0.81% TCu CRM - Luano

Source: KCM, 2025.

Figure 8.9	Shewhart plot for 1.00% TCu CRM - Luano

Source: KCM, 2025.

Figure 8.10	Shewhart plot for 2.47% TCu CRM - Luano

Source: KCM, 2025.

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8.8.2.2	Blanks

Blank samples were inserted at a rate of 1:20 in each batch sent to the Nchanga analytical laboratory. The analysis of the results id shown in Figure 8.11.

The blank material is regularly registering values of TCu% less than 15 times the analytical method detection limit of 0.01% TCu. That is only 11 out of 89 samples returned a true blank result. This is sufficient to investigate laboratory sample preparation hygiene. The site visit indicated that the age and maintenance of equipment requires attention.

The blank material is sourced locally and likely not a true blank. Consideration is being given to replacing the blank material source.

Figure 8.11	Blank sample analytical results - Luano

Source: KCM, 2025.

8.8.2.3	Repeats

Pulp duplicate of 336 samples were sent to SGS Kitwe Zambia. The analytical results were compared to the Nchanga analytical laboratory results using HARD plots.

For TCu% 90% of samples had less than 10% HARD, which is a good result for pulp repeats, see Figure 8.12. For ASCu% approximately 70% of samples had less than 10% HARD, see Figure 8.13. The analytical method used for ASCu% at SGS was different to that used at the Nchanga analytical laboratory. As such 70% of samples achieving a HARD of less than 10% is a reasonable result.

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Figure 8.12	HARD plots for TCu% - Luano

Source: KCM, 2025.

Figure 8.13	HARD plots for ASCu% - Luano

Source: KCM, 2025.

8.8.3	Stockpile 16

There are 281 drillholes in the SP16 geological database. These reverse circulation holes were drilled in two phases in 2001 and 2013. QAQC data exists for 133 holes drilled during 2013.

QAQC sample submission is limited to CRMs only.

8.8.3.1	CRM

Five different CRM’s from Geostats Pty Ltd were submitted for SP16 drilling in 2013. These were purchases from Geostats Pty Ltd in Australia. CRM TCu% grades are: 0.23%, 0.75%, 0.82%, 1.69% and 2.48%. Only limited data for each CRM is available, which excludes the certificates.

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Results inside +/-2SD’s was considered a pass. More results outside +/-2SD’s were biased high, see submission and pass fail rates in Table 8.3, Shewhart plots in Figure 8.14 and Figure 8.15.

Table 8.3	CRM sample submission with pass fail – SP16

CRM mean TCu%	Total number	Samples >-2SD	Samples >+2SD	Samples >+/-3SD	% of sample outside 2SD
0.23	31	4	7	#	27
0.75	58	0	7	#	12
0.82	40	2	2	#	10
1.69	43	5	3	#	19
2.48	32	0	3	#	9
Total	204	13	22		17

Notes: # - Insufficient information

Figure 8.14	Shewhart plot for % TCu CRM – SP16

NCHANGA LAB CRM STANDARD VALUE ANALYSIS (TCu 0.75%)
0.9
0.8
0.7
0.6
1
11
21
31
41
51
61
TCu%
NO OF SAMPLES
STANDARD
VALUE
MEAN+ 1 SD
MEAN+ 2 SD
MEAN -1 SD

Source: KCM, 2025.

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Figure 8.15	Shewhart plot for 1.69% TCu CRM – SP16

NCHANGA LAB CRM STANDARD VALUE ANALYSIS (TCu 1.69%)
TCu%
2
1.9
1.8
1.7
1.6
1.5
1.4
1.3
1
11
21
31
41
51
NO OF SAMPLES
STANDARD
VALUE
MEAN+ 1 SD
MEAN+ 2 SD
MEAN -1 SD
MEAN -2 SD

Source: KCM, 2025.

The incomplete CRM data alone is insufficient to form a full view of the performance of the QAQC for the 2013 SP16 drilling. It is unclear if some CRM samples might have been mislabelled which could explain some of the extreme outlier results.

8.8.4	QAQC conclusion

In drilling completed since the 2000’s some QAQC has been completed. Blanks have not always been submitted. The CRM results range from good, reasonable with slight negative bias, to poor. Similarly, the pulp repeats (same laboratory and second laboratory) results are mixed with both good and poor results.

Results whether good or poor are consistent within each drilling programme. This indicates the internal laboratory standards and potentially age of equipment is key to improved laboratory performance.

Batch-by-batch analysis of the QAQC on receipt of the data will provide the laboratory with real-time performance feedback.

8.9	Qualified Person’s opinion

There is limited if any sample preparation or analytical QAQC data for the historical samples. The Qualified Person notes that three has been no twin hole drilling to confirm the accuracy of the historical data. However historical and modern / recent drilling are intermingled geographically and at no time have recent drillholes provide results outside the values or range indicated by historic drilling.

The Qualified Person notes that as mining progresses there is less reliance on historical data.

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Modern and recent sample preparation, security, and analytical procedures applied are appropriate. The Qualified Person is of the opinion that to ensure improved accuracy and precision, QAQC protocols are to be conducted on all drillholes.

The Qualified Person notes that the QAQC showed standards plotting outside the 2SD and that repeats do not fully align with the requirements which both compromises on accuracy and precision of the assays. However, the Qualified Person is of the opinion that though it does add a degree of uncertainty, it would not significantly affect the outcome of the grade estimation.

Where there is a question about the performance of the QAQC for sample batches from the site laboratory an umpire laboratory must be used.

A site visit to the site laboratory showed that the laboratory due to age and use requires physical maintenance and the replacement of old sample preparation and analytical equipment. Where there is doubt as to the condition of any of the site sample preparation and laboratory analytical equipment, an external third-party laboratory should be used.

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9	Data verification

9.1	Historic data

The bulk of the data informing the current Mineral Resource estimates for most of the KCM assets is historical and was collected over a period spanning 50 years that the assets have been in operation.

Prior to the privatisation of the Zambian Copperbelt mines, all the data for the operations of all the mines on the Zambian Copperbelt was maintained centrally in a Borehole Master File database. On privatisation in the early 1990s, each of the new operators was able to extract from the repository the data pertaining to their operations.

The data verification undertaken for each of the KCM assets includes:

•	Comparison of the modern database entries for the collar, assay and survey records against printouts from the Borehole Master File downloads.
•	Plotting plans and sections using data from the modern database and comparing the position of the drillhole and geology with the drillhole and geology position on the historic manually generated plans and sections.

Much of the historic drill data is located in areas where mining is finished.

9.2	Modern data

9.2.1	Database

After drillhole logging the drill log spread sheets are sent to the database administrator who imports the data into the AcQuire Database. The database has validations switched on for lithological and assay type names, project codes, sample depths, i.e. the ‘from’ and ‘to’ depths of the samples, etc. Any errors associated with these field and others are highlighted at import stage. Records with errors are not written to the database. A check report is run, with the database administrator sending import errors back to the originator geologist for correction. Once all errors are corrected, verification is done by the originator’s supervisor and the data is again sent to the database administrator for importation into the Acquire database. The check import method is run again, and if no further errors are detected, the entry method is changed to, insert, update or merge depending on the data type. The data is written into the database.

Consistency checks are done by extracting the newly imported data from the database, importing it into the mining software, e.g. Datamine®, de-surveying and displaying it in graphic windows for spatial and orientation visual validations.

9.2.2	Exported data validation

After data is exported from the database and imported to mining software the following validations are carried out to ensure data integrity:

•	Check for missing data in collar file, survey file, geology file and assay file.
•	Check survey data for bearing beyond 360° and inclination beyond ±90°.
•	Check for data duplication.
•	Check for outliers in terms of spatial location.
•	Check for overlapping sample intervals.
•	Missing intervals.
•	Consistency in geological logging.
•	Check that drillhole length is not less than the sampling length.
•	Visual inspection of plotted drillhole trace.

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During validation, some drillholes were found to have missing assay values. A thorough check found that those missing values were also missing on the actual log sheets. Further analysis reviewed that the missing values where outside the 1% TCu and did not affect the downstream process. The checks also found several samples with very high-grades and physical checks were conducted which verified that there were no typographic errors and the high-grades in the database were as per the values provided on the laboratory certificates.

9.2.3	Data verification

Data validation has been undertaken on data provided. This included drillhole collar surveys, downhole geological logging observations, sample selection and preparation, sample analysis, analytical results, and other test data.

Random checking has been undertaken of the geological database against the drillhole log sheets. Analytical results in the database were reviewed against the laboratory output MS Excel files checking for importation and transcription errors.

Verification included reviewing adherence to the: geological logging procedures, and the sample selection and preparation procedures.

9.2.4	Database security

Database backup is done on a weekly basis. This is managed by the MS server support team Server Consultants.

Database changes are only done on request by the data originator, after discussing them with their supervisor, highlighting the changes that have been made which the data originator would like to have effect in the database, the changes are sent to the Database administrator together with the instructions for the changes. Once the changes are discussed and it’s agreed to update the records concerned, the update is made in the database and the instructions are filed on the Geology server for possible future reference. For some records like lithological name and assay values, the old record is maintained in columns, Formation_C, TCu1, ASCu1, TCo1, and ASCo1, while the updated record is maintained in Columns Formation, TCu, ASCu, TCo, and ASCo.

Corruption due to typographic error is avoided mainly by restricting the number of users that can write to the database. Most users are only assigned copy rights and usually work with extracted data. Currently only the database administrator has access to import data. Manual inputting of data into the database is avoided. The preference is to import data in CSV format as an output of Excel spread sheets. The Excel spreadsheets have gone a rigorous verification process as described below.

A sign-off check list is used by all geologists in the generation of geological data.

9.3	Data verification limitations - Konkola

During the data verification process, several limitations and challenges were identified:

•	CRM Supply Shortages: Some assay batches lacked sufficient CRMs, limiting the ability to systematically validate analytical accuracy.
•	Quartz Blank Contamination: Independent audits identified trace mineralisation in quartz blanks, raising concerns about their effectiveness in detecting contamination.
•	Historical Data Gaps: Some older drillhole records lack complete metadata, particularly in relation to core recovery rates and downhole surveys.
•	Inconsistent Twin Drilling Data: While some historical twin drilling has been conducted, the coverage is limited, reducing the ability to fully validate historical datasets.

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•	Incomplete Sample Disposal Records: Records on sample reject and pulp retention times were found to be inconsistent, creating gaps in long-term data verification.

These limitations impact the ability to fully assess data reliability across all historical and current drilling programs.

9.4	Data verification limitations - Nchanga

During the data verification process, several limitations and challenges were identified:

•	No QAQC for historical data, introducing some degree of uncertainty.
•	Limited blank and repeat submission in CRMs.
•	CRM supply shortages, with some batches lacking sufficient CRM.
•	Historical data gaps with some older drillholes lacking information in relation to core recovery rates and downhole surveys.
•	Incomplete pulp and reject sample disposal records, creating gaps in long-term data verification.

These limitations impact the ability to fully assess data reliability across all historical and current drilling programs.

Drillhole orientation (strike) was identified as requiring correction in some drillholes in the UOB. These were checked against the hard copy logs and errors corrected.

9.5	Qualified Person’s opinion

The Qualified Person considers that with respect data verification the only potential material risk is associated with the QAQC which has been discussed in Section 8. While acknowledging there is a small requirement to remove some historical input from use in an estimation.

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10	Mineral processing and metallurgical testing

The primary processing method employed at the KCM concentrators at both Konkola and Nchanga is conventional froth flotation, a technique for the beneficiation of mixed sulphide and oxide copper ores. The current processing circuits consists of grinding, sulphide flotation in roughing, scavenging and cleaner configuration stages to recover primary copper sulphides. Tails from the sulphide flotation circuit containing unrecovered sulphides and oxide copper species undergo controlled potential sulphidisation (CPS) with sodium hydrosulphide (NaHS), and are subsequently floated in an oxide rougher, scavenger with regrind, and cleaner flotation circuit to recover a portion of the oxide copper species. The processing circuit is described in detail in Section 14.1.

This two-stage approach has been validated through extensive operational performance at the site, with the sulphidisation step tailored to optimise recovery from the mineral assemblage present within the Konkola deposit, which includes chalcopyrite, bornite, chalcocite, malachite, and azurite.

No novel or experimental processing routes have been introduced. The employed methodology is widely used within the copper industry, particularly for base metal operations processing transition ores with a blend of sulphide and oxide minerals. As such, no additional metallurgical test work has been deemed necessary to validate the general applicability of the process.

10.1	Testing nature, extent, and analytical procedures

KCM is an active operating mine with multiple process streams at the Konkola Concentrator. The current metallurgical performance inputs used in the production plan are derived from ongoing plant data obtained since operations resumed in August 2024 and historical metallurgical performance. As such, past test work has been superseded by current performance data, which reflects actual operating conditions and ore variability encountered during production.

10.2	Testing laboratories

All metallurgical and analytical testing is conducted at on site:

•	Konkola analyses is undertaken at the KMRL laboratory at Konkola (Konkola analytical laboratory).
•	Nchanga analyses is undertaken at the KMRL laboratory at Nchanga (Nchanga analytical laboratory).

The laboratory is a wholly owned facility of KCM and is independent of external influence. It operates under internationally recognised quality assurance standards and is certified to BSI ISO9001:2015.

The laboratory performs routine process monitoring, metallurgical accounting, and quality control testing, which directly informs plant adjustments and long-term production planning.

10.3	Test sample representativity

Test samples are collected for confirmation of metallurgical performance and for testing of potential changes in reagents and operating conditions.

Samples used for metallurgical tracking and process control are considered indicative of the ore being processed. Sampling is ongoing and responsive to mining progression. As new zones are accessed within the deposit, representative samples are taken and metallurgically assessed to ensure processing parameters are continuously optimised for maximum recovery and concentrate quality. This practice ensures metallurgical performance remains reliable over the life of the mine.

Despite strong internal QAQC protocols, several limitations were identified during independent reviews. These include occasional shortages of CRMs, trace mineralisation detected in quartz blanks, inconsistent sample disposal records, and limited twin-drilling coverage for validation. In particular, the quality of some assay batches was previously impacted by equipment ageing, although this is being addressed through a phased equipment upgrade program.

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To ensure precision and mitigate data bias, QAQC reviews conducted in 2024 included reassessment of CRM results and corrections to historical data mismatches. Additional confirmation steps involved reanalysis of failed batches and implementation of stricter reference standard controls.

Where further validation is required, external umpire laboratories are recommended for independent verification of assay results, especially where internal QAQC results fall outside acceptable deviation limits. This layered approach provides additional confidence in the reliability of assay data used in the geological and metallurgical models.

Monthly Mineralogical Composite Reports, issued for October 2024, January 2025 and February 2025, further reinforce the robustness of the metallurgical data. These reports are prepared by the ISO-certified Konkola Analytical Services Department and follow a standardised methodology (Ref. KCM / MD / SIQ / MM01) to quantify copper and cobalt minerals in flotation feeds, tailings, and concentrates. The repeatability of analytical methods and the monthly reconciliation of flotation performance with mineralogical observations provide internal validation of laboratory and plant data. Trends in acid-soluble copper, mineral liberation, and gangue composition across months offer critical insight into both ore variability and plant response. Each report is signed by project mineralogists and approved by the Head Mineralogist, strengthening confidence in the internal QA process.

10.4	Testing results, assumptions, and deleterious elements

10.4.1	Konkola concentrator

Konkola Concentrator is operational and will continue to be in opertation for the mine life. The primary data inputs for metallurgical forecasting are derived from plant operational data collected in the operational period up until 2022 and since the recommencement of production in August 2024. This real-time data supersedes earlier bench-scale test work. While historical metallurgical testing was performed during earlier phases and feasibility assessment, the operational data now used offers superior representativity by directly reflecting the current process streams and ore variability encountered across mining areas.

Figure 10.1 aggregates the historical Konkola concentrator performance and recoveries since the recommencement of production in July 2024.

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Figure 10.1	Konkola concentrator recoveries

Recovery
100.00
95.00
90.00
85.00
80.00
75.00
70.00
Recovery
0.00
0.05
0.10
0.15
0.20
0.25
ASCu/Tcu Ratio
y = -76.883x + 96.573
R² = 0.6581
%TCu
%AlCu
HOV
Historical
Linear (%TCu)

Source: AMC, 2025.

Total copper recovery is closely related to the acid soluble copper content (ASCu). The recommended total copper recoveries are given by:

TCu(%) = -76.883 x ASCu(%)/TCu(%) + 96.573

The concentrate produced from the Konkola ore body is relatively free of deleterious elements and is a suitable feed for the Nchanga smelter. The main controls required are for silica and MgO content. Main gangue minerals in concentrate are argillite and quartz / feldspars. Gangue minerals comprise approximately 1/3rd of the concentrate mass. High silica and MgO are deleterious to smelter operation. The preferred contents are <15% and <1.5% respectively. Typical Konkola concentrate has 20-22% silica and 2.5 to 3% MgO. This is controlled by blending at the smelter.

10.4.2	Tailings leach plant

The primary data inputs for metallurgical forecasting are derived from plant operational data collected in the operational period up until 2022 and since the recommencement of production in August 2024. The operational data now used offers superior representativity by directly reflecting the current process streams and ore variability encountered across mining areas.

Figure 10.2	shows copper production and recovery performance since the restart and the FY25-26 plan.

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Figure 10.2	TLP copper production and recoveries - Restart and FY25-26 plan

Source: KCM, 2025.

Historical copper recoveries are shown in Figure 10.3 below.

Figure 10.3	Historical TLP copper recoveries

Source: KCM, 2025.

Recovery performance was reduced in the four-year period from 2020 to 2024 due to operating and financial constraints.

This data provides the basis for estimation of the long-term recovery performance of the TLP. Collation of recovery data is given in Table 10.1.

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Table 10.1	Historical, restart, and plan TLP recoveries

Recovery data	ASCu recovery (%)	Note
Historical average 2010 to 2024	70.62	14 yr period
Historical average excluding 2020 to 2024 data	74.75	10 yr period. Excludes 4 yr period of operating and financial constraint.
Restart period August 2024 to January 2025	69.05	6 months
Last 3 months of restart	76.51	Excludes first 3 months of restart.
Plan FY25-26	71.05	Plan ramps up from 69.7% recovery to 74.8% recovery
Plan FY25-26 Q4	74.82	3 months of plan

The final period of the FY25-26 plan coincides with a relatively consistent 10-year period of operational performance. A recovery of 74.8% ASCu is suitable for long-term planning of the TLP performance.

10.5	Qualified Person’s opinion

In the opinion of the Qualified Person, the data provided is adequate for the purpose used in the TRS and procedures used are part of conventional industry practice.

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11	Mineral Resource estimates

11.1	Introduction

Figure 11.1	shows the location the of KCM mining rights and Konkola and Nchanga assets.

Figure 11.1	Plan location of the KCM Mineral Deposits

Source: AMC, 2025.

The Mineral Resource classification criteria and cut-off grade on an asset-by-asset basis are based combinations of the:

•	Geological and grade continuity.
•	Drill data density.
•	Data quality.
•	Estimation quality.
•	Historical mining.

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•	Mining method.
•	Potential for the mining method to transition from surface to underground.
•	Depth of mineralisation to surface.

A summary Mineral Resource estimated as of 1 April 2025 is shown in Table 11.1. The detailed Mineral Resource estimates by asset are shown in Table 11.2.

Table 11.1	Summary of Mineral Resource estimates (exclusive of Mineral Reserves) – 1 April 2025

		Cut-off	Tonnes	Total copper	Acid soluble copper	Total cobalt	Acid soluble cobalt
Asset	Classification	TCu%	Mt	TCu%	ASCu%	TCo%	ASCo%
Konkola Mine	Measured	1.0	1.4	3.70	1.68	0.05	-
	Indicated	1.0	9.1	3.74	0.59	0.07	-
Subtotal	Measured + Indicated	1.0	10.4	3.73	0.73	0.07	-
Konkola Mine	Inferred	1.0	248.9	3.35	0.65	0.06
Nchanga	Indicated	0.95	38.4	1.93	0.49	0.01	-
	Inferred	0.95	13.8	2.38	0.76	0.03	-
Total		-	311.5	3.15	0.64	0.05	-

Notes:

•	Mineral Resources effective date of 1 April 2025.

•	Classification of Mineral Resource is in accordance with S-K 1300.

•	Mineral Resources are reported exclusive of Mineral Reserves.

•	A Mineral Resource estimate is of in situ unmined material.

•	A geological cut-off grade of 1.0% TCu has been derived using a metal price of US$9,000/t Cu, in conjunction with typical historic mining modifying factors and concept level mine designs.

•	Mineral Resources are 100% attributable to KCM.

•	Tonnage and grade are rounded and this may result in computational discrepancies that are not material.

Table 11.2	Mineral Resource estimates (exclusive of Mineral Reserves) by asset – 1 April 2025

		Cut-off	Tonnes	Total copper	Acid soluble copper	Total cobalt	Acid soluble cobalt
Asset	Classification	TCu%	Mt	TCu%	ASCu%	TCo%	ASCo%
Konkola Mine	Measured	1.0	1.4	3.70	1.68	0.05	-
	Indicated	1	9.1	3.74	0.59	0.07	-
Subtotal	Measured + Indicated	1.0	10.4	3.73	0.73	0.07	-
Konkola Mine	Inferred	1.0	248.9	3.35	0.65	0.06	-
COP DF	Indicated	0.48	2.8	1.46	0.21	0.09	0.01
	Indicated	1.01	12.8	1.58	0.17	0.04	0.01
Luano	Indicated	0.95	3.1	2.77	1.7	0.02	-
	Inferred	0.95	4.4	2.44	1.28	0.03	-
COP E Ext	Indicated	0.96	13.1	2.63	0.51	-	-
	Inferred	0.96	9.4	2.35	0.51	-	-
Stockpile SP16	Indicated	0.41% ASCu	6.6	1.01	0.60	-	-

Notes:

•	Mineral Resources effective date of 1 April 2025.
•	Classification of Mineral Resource is in accordance with the S-K 1300.
•	Mineral Resources are reported exclusive of Mineral Reserves.
•	A Mineral Resource estimate is of in situ unmined material.

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•	A geological cut-off grade of 1.0% TCu has been derived using a metal price of US$9,000/t Cu, in conjunction with typical historic mining modifying factors and concept level mine designs.
•	SP16 is a stockpile of material broken during previous mining, and stored on surface.
•	Mineral Resources are 100% attributable to KCM.
•	Tonnage and grade are rounded and this may result in computational discrepancies that are not material.

11.2	Konkola

All mineralisation is predominately hosted in the shale formation (OSU) with some mineralisation extending to the adjacent hangingwall and footwall formations.

The Konkola mineralisation consists of seven mining areas. These include: Konkola East, Konkola Flats, Konkola Extension, Bancroft North, Bancroft Central, Bancroft Deeps, Bancroft South, see Figure 11.2. These mining areas will be referred to as collectively as Konkola.

Figure 11.2	Plan view of mining areas at Konkola

Source: AMC, 2025.

The Konkola deposit is one of the largest in the region with copper grades averaging above 3% TCu.

The current block model was generated AMC in 2024. It is based on the 2016 SRK South Africa block model and includes drillholes completed since 2016.

Datamine® and Surpac® mining software was used to visualise and undertake the grade estimation. Supervisor® software was used for geostatistical assessment.

11.2.1	Data

The Konkola geological database contains 4,245 drillholes. The database is comprised of four files, collar, survey, geology, and assay. In 2024 an additional 251 drillhole have been incorporated.

The assay file contains a column called “Asscode” that separates waste from mineralisation using a geological cut-off grade of 1% TCu. Samples with grades below 1% TCu are coded 0 and those above 1% TCu are coded 1. Internal dilution was considered i.e., samples within the mineralisation below cut-off grade were coded as 1 based on the criteria that they were not more than 2 m thickness.

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Drillholes are shown in plan view in Figure 11.3. Drillholes from 2016 onwards are shown in red and are present along the strike length of the mineralisation.

Figure 11.3	Drillhole location plan - Konkola

Source: AMC, 2025.

11.2.2	Geological interpretation

Between 2021 to 2024, the Konkola geology team completed a campaign to improve the structural understanding using underground geological mapping to refine the geological interpretation.

Prior to this, the 2016 geological models captured geological structures like faults with a displacement greater than 20 m. Other structures, such as stope scale faults were not captured. Structures with less than 20 m displacement have been observed to be critical in the mine performance with respect to short-term mine planning

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Geological mapping and drillhole data were both used in the 2024 interpretation update. The lithological and mineralisation wireframes updated are the bottom of HWA, HWQ, OSU, FWS, PC, AGS, and FWQ including the grade wireframes (AFW and AHW) modelled at 1% TCu geological cut-off.

With more drilling and geological mapping information acquired, several other fault structures have been defined and added to the geological models that where not present in the 2016 model as shown in Figure 11.4.

Figure 11.4	Comparison between 2016 and 2024 wireframes - Konkola

Source: AMC, 2025.

Steps used to update the geological interpretation:

•	Geological mapping: Detailed structural mapping was carried out of all current faces and data plotted directly into MicroStation software (. dgn format).
•	Review of old plans: geological level plans from upper levels were reviewed to confirm the continuity of the faults that have been added to the updated geological interpretation. Where these were confirmed, they were included via scanning and digitising of the geology. Figure 11.5 shows an example of historic geological mapping from the top levels.
•	Drillhole logging: data collected from new drillholes was used for interpretation of fault kinematics.

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•	Geological interpretation: Surpac® version 6.6 was used to update the 2016 geological interpretations surfaces. The 2016 surfaces for each formation were imported into Surpac® and sectioned at either 20 m or 40 m spacings. The strings were updated to honour current mapping and new drillholes. The grade shells (AFW and AHW) interpretation was also updated.

Figure 11.5	Plan view of historic mapping from 1850L plan - Konkola

Source: AMC, 2025.

Estimation domains

Grade estimation domains were established in two steps: defining the hangingwall and footwall surfaces and then defining zones of grades continuity along strike (geostatistical stationarity).

Definition of hangingwall and footwall surfaces

The hangingwall and footwall surfaces were defined using a 1% TCu cut-off. Whilst the OSU is typically the host for mineralisation, in some location’s mineralisation is observed extending into the hangingwall and footwall of the OSU. In other instances, the OSU is not mineralised for its entire thickness.

The hangingwall and footwall surfaces were interpreted on section and digitized. The resulting strings were then explicitly modelled to generate the AFW and AHW wireframe surfaces.

Contact analysis of sample intervals on either side of the interpreted boundary illustrates that the contact between the mineralised and non-mineralised sections of the drillhole is a sharp boundary (Figure 11.6). Within the domain, sample grades are typically greater than 1% TCu, and outside of the wireframes, the sample grades drop to 0.3% TCu.

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Figure 11.6	Contact analysis between non-mineralised and mineralised material - Konkola

Source: AMC, 2025.

The hangingwall and footwall surfaces shown in Figure 11.7 were used in Datamine® to apply domain codes to the sample intervals. All compositing, exploratory data analysis, and estimations are constrained within this boundary.

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Figure 11.7	Hangingwall and footwall constraining surfaces - Konkola

TITLE

Hangingwall and footwall constraining surfaces - Konkola

Konkola Copper Mines plc

AMC consultants mine smarter

Source: AMC, 2025.

Along strike continuity

As shown in Figure 11.8, visual analysis of the copper grades illustrates the existence of multiple distinct grade populations along strike within the mineralized zone defined by the hangingwall and footwall surfaces. These grade domains are believed to be structurally related features, with both sin and post-mineralisation relationships.

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Figure 11.8	Along strike grade continuity - Konkola

Source: AMC, 2025.

Both box and whisker plots (Figure 11.9) and Q-Q plots (Figure 11.10) support the existence of the lateral grade domains and provide evidence that the domains should be estimated separately to ensure the stationarity needed for ordinary kriging.

Figure 11.9	Box and whisker plot comparing TCu% across seven grade domains- Konkola

Source: AMC, 2025.

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Figure 11.10	Q-Q plots comparing TCu% across seven grade domains - Konkola

Source: AMC, 2025.

Domains four and five have been split into two separate domains using the fold axis as the domain boundary. These domains share the same grade populations. They have been separated to allow the application of the two structural orientations resulting from the fold hinge.

During grade estimation, some domain boundaries were used to provide hard constraints, while others were used to apply soft constraints, as follows:

•	Z1/Z2, Z2/Z3, Z4/Z5 = Soft boundary (allow data sharing 50 m inside adjacent zones)
•	Z3/Z4, Z5/Z6, Z6/Z7 = Hard boundary (No data sharing allowed between adjacent zones)

All compositing, exploratory data analysis, and estimation were conducted using these domains as individual estimation domains (Figure 11.11).

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Figure 11.11	Block model and composites flagged by domain - Konkola

Domain
1
2
3
4
5
6
7

TITLE

Block model and composites flagged by domain - Konkola

Konkola Copper Mines plc

AMC consultants mine smarter

Source: AMC, 2025.

Top-capping analysis of grade was investigated using Supervisor® software. On a domain-by-domain basis, data distributions were considered on the raw composite data to ensure outliers were appropriately controlled during the compositing and estimation process. Top-caps were applied where breaks in the grade distributions were observed (Figure 11.12). The top-caps applied to the composites for the Konkola estimate are outlined as Table 11.3.

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Figure 11.12	Top-capping analysis - Konkola

Source: AMC, 2025.

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Table 11.3	Top-caps - Konkola

Element	Domain	Capping value	Number of samples cut	Percentile
	1	17.00	5	99.90
	2	10.00	6	99.90
	3	15.00	7	99.90
TCU (%)	4	15.00	4	100
	5	11.00	8	99.80
	6	8.00	7	99.50
	7	6.00	5	99.50
	1	8.50	6	99.90
	2	7.00	3	99.90
	3	9.00	7	99.90
ASCu (%)	4	6.50	5	99.90
	5	7.00	4	99.90
	6	3.00	5	99.60
	7	2.70	5	99.50
	1	0.85	5	99.90
	2	0.60	3	99.90
	3	0.45	3	100
TCO (%)	4	0.85	2	100
	5	0.73	2	99.90
	6	0.74	0	100
	7	0.50	2	99.80

11.2.3	Statistics and compositing

The Konkola deposit's sample lengths range from 0.10 m to a maximum of 15 m, with a mean of 0.60 m. Both copper samples underwent a composite length sensitivity analysis to help select the most appropriate composite length during interpolation. The study compares the composites' coefficient of variation (CoV) at various composite lengths.

The study showed a decrease in CoV at 1 m, where the first of two inflexion points is observed. The degree of change flattens slightly from a 1 m to 2 m composite length, with a consistent decline observed after the 1 m composite (Figure 11.13).

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Figure 11.13	Plot of coefficient of variation versus composite length - Konkola

CoV by Composite Length
1
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
CoV
Raw
1m
2m
2.5m
3m
4m
5m
6m
Composite Length

Source: AMC, 2025.

Due to the laminated and stratiform nature of the mineralisation and the first inflexion point is observed at the 1 m composite length, a one-meter composite length has been selected as the composite length for the Konkola estimate. Descriptive statistics for copper, acid copper and cobalt before and after compositing are presented as Table 11.4.

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Table 11.4 Descriptive statistics pre and post-compositing – Konkola

Total Copper
	All		Domain 1		Domain 2		Domain 3		Domain 4		Domain 5		Domain 6		Domain 7
Type	Raw	Comp	Raw	Comp	Raw	Comp	Raw	Comp	Raw	Comp	Raw	Comp	Raw	Comp	Raw	Comp
Samp	60,579	36,815	13,117	8,653	7,090	4,571	15,748	9,497	13,968	8,298	6,045	3,391	2,443	1,292	2,143	1,098
Min	0.01	0.01	0.01	0.15	0.02	0.20	0.01	0.06	0.01	0.01	0.01	0.11	0.03	0.84	0.03	0.64
Max	49.06	27.88	30.65	26.43	18.95	14.13	30.60	27.88	23.50	21.93	41.13	19.08	49.06	22.66	10.05	8.88
Avg	3.99	4.09	4.00	4.13	3.57	3.65	5.05	5.19	3.39	3.45	3.75	3.76	2.76	2.74	3.44	3.49
SD	2.22	1.97	2.37	2.08	1.78	1.50	2.49	2.13	1.77	1.64	1.92	1.53	1.55	1.17	1.35	1.08
CV	0.56	0.48	0.59	0.50	0.50	0.41	0.49	0.41	0.52	0.47	0.51	0.41	0.56	0.43	0.39	0.31

Acid Soluble Copper
	All		Domain 1		Domain 2		Domain 3		Domain 4		Domain 5		Domain 6		Domain 7
Type	Raw	Comp	Raw	Comp	Raw	Comp	Raw	Comp	Raw	Comp	Raw	Comp	Raw	Comp	Raw	Comp
Samp	60,437	36,726	13,075	8,626	7,079	4,559	15,731	9,488	13,920	8,264	6,043	3,391	2,429	1,285	2,135	1,098
Min	0	0.01	0.01	0.01	0	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.009	0.01	0.01	0.01
Max	21.82	12.859	21.4	12.859	13.91	7.537	14	12.825	12.83	12.81	18.4	7.865	21.82	8.855	5.62	5.356
Avg	0.441	0.446	0.62	0.61	0.316	0.31	0.448	0.468	0.333	0.34	0.561	0.539	0.302	0.285	0.245	0.227
SD	1.02	0.915	1.278	1.093	0.822	0.721	1.128	1.071	0.717	0.647	1.073	0.884	0.693	0.489	0.51	0.443
CV	2.311	2.051	2.06	1.793	2.603	2.323	2.519	2.288	2.155	1.902	1.914	1.638	2.291	1.717	2.079	1.955

Total Cobalt
	All		Domain 1		Domain 2		Domain 3		Domain 4		Domain 5		Domain 6		Domain 7
	Raw	Comp	Raw	Comp	Raw	Comp	Raw	Comp	Raw	Comp	Raw	Comp	Raw	Comp	Raw	Comp
Samp	59,009	36,084	12,838	8,470	7,009	4,522	15,418	9,323	13,832	8,236	5,841	3,309	2,379	1,265	1,670	946
Min	0.00	0.00	0.00	0.01	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.01	0.01	0.00	0.01
Max	1.49	1.02	0.99	0.96	0.99	0.92	0.88	0.55	1.49	1.02	0.90	0.85	0.84	0.74	0.76	0.57
Avg	0.08	0.08	0.12	0.12	0.07	0.06	0.04	0.04	0.08	0.08	0.08	0.08	0.12	0.12	0.07	0.07
SD	0.10	0.09	0.14	0.12	0.08	0.07	0.04	0.04	0.09	0.08	0.10	0.09	0.10	0.10	0.09	0.08
CV	1.31	1.17	1.20	1.03	1.18	1.03	1.20	1.04	1.13	0.99	1.28	1.14	0.88	0.80	1.23	1.09

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Variography

Nugget effect was interpreted using downhole variograms for each domain and element of interest. Experimental downhole variograms were generated using 1 m composite lengths. Downhole variogram models were then generated to estimate the vertical intercepts of the model, which was set as the nugget effect for each variogram.

Directional variograms were generated for copper, acid-soluble copper and cobalt within each domain using top-cap 1 m composites. Within Supervisor®, directions were established for horizontal, across-strike and dip-plane orientations using directional continuity maps. Semi variogram models were generated for the major, semi major and minor orientations, using a range of angular tolerances and lag distanced to best interpret the experimental semi-variogram, as demonstrated in Figure 11.14.

Figure 11.14	Experimental semi-variogram model for TCu% - Domain 5 - Konkola

Source: AMC, 2025.

The resulting semi-variogram models were set to the Datamine® software orientation and exported as Datamine® variogram control files. Table 11.5 outlined the variogram parameters used in the estimation of the Konkola resource estimate. The author notes the maximum range of continuity for the copper domains is 60 to 725 m.

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Table 11.5	Variogram models - Konkola

			Structure 1				Structure 2
Element	Domain	Nugget	Sill	Major (m)	Semi Major (m)	Minor (m)	Sill	Major (m)	Semi Major (m)	Minor (m)
	1	0.15	0.64	15.0	10.0	8.0	0.21	150.0	50.0	15.0
	2	0.20	0.64	20.0	10.0	4.0	0.18	150.0	120.0	8.0
	3	0.10	0.74	20.0	17.0	3.0	0.16	300.0	150.0	8.0
TCu	4	0.10	0.53	40.0	35.0	10.0	0.37	220.0	180.0	25.0
	5	0.20	0.40	43.0	25.0	5.0	0.40	500.0	300.0	10.0
	6	0.10	0.33	25.0	25.0	4.0	0.57	725.0	650.0	20.0
	7	0.20	0.54	11.0	18.0	2.0	0.26	60.0	50.0	15.0
	1	0.15	0.66	25.0	10.0	15.0	0.19	200.0	40.0	25.0
	2	0.15	0.67	10.0	10.0	6.0	0.18	100.0	70.0	15.0
	3	0.15	0.55	60.0	60.0	10.0	0.30	325.0	200.0	15.0
ASCu	4	0.15	0.61	45.0	15.0	5.0	0.24	165.0	100.0	15.0
	5	0.20	0.44	22.0	20.0	5.0	0.36	300.0	125.0	18.0
	6	0.10	0.59	20.0	15.0	4.0	0.31	225.0	150.0	20.0
	7	0.15	0.44	17.0	15.0	7.0	0.41	45.0	45.0	20.0
	1	0.20	0.62	15.0	10.0	15.0	0.18	90.0	40.0	20.0
	2	0.20	0.46	25.0	10.0	4.0	0.35	150.0	140.0	8.0
	3	0.10	0.60	22.0	30.0	10.0	0.30	260.0	360.0	15.0
TCo	4	0.20	0.50	10.0	20.0	5.0	0.30	150.0	150.0	30.0
	5	0.20	0.35	80.0	25.0	3.0	0.45	190.0	230.0	6.0
	6	0.20	0.52	9.0	20.0	2.0	0.29	110.0	50.0	7.0
	7	0.10	0.57	35.0	35.0	3.0	0.33	150.0	150.0	12.0

11.2.4	Block model and estimation parameters

The block model has an origin of easting 1,900 m, northing 31,500 m, and vertical -700 m. The parent block dimensions are 20 m in the easting and northing and directions and 2 m in the vertical, see Table 11.6. The thin vertical cell is to allow for the preservation of the laminated nature of the mineralisation.

Table 11.6	Block model origin and extents

Direction	Origin (m)	Parent block size (m)	Number of parent blocks	Model extent (m)	Minimum sub block size (m)
Easting (m)	1,900	20	350	8,900	5
Northing (m)	31,500	20	475	41,000	5
Rl (m)	-700	2	2,200	3,700	1

The primary surfaces used in the initial stages of the block model generation are those of the hangingwall and footwall of the mineralisation (AHW and AFW) and the hangingwall and footwall of the OSU. These surfaces were assigned to the block model with an “Asscode” of 1 within the mineralisation surfaces and a “rock code” of 20. These two units were assigned to the block model using a sub-blocking technique to preserve the volume of the estimated units. The minimum sub-block sizes 5 m in the easting and northing and 1 m in the vertical direction.

The remainder of the stratigraphic sequence was applied to the model at a parent block level (no sub-blocking) using the stratigraphic sequence outlined in Table 11.7. The use of the parent blocks to flag the remaining stratigraphic sequence was to reduce the overall size of the model.

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Table 11.7	Konkola modelled stratigraphy

Description	Code	ROCK
Dolomite	DOL
Shale with Grit	SWG	8
Hangingwall aquifer	HWA	9
Hangingwall quartzite	HWQ	10
Ore Shale Unit	OSU	20
Footwall conglomerate	FWC
Footwall sandstone	FWS	30
Pours Conglomerate	PC	40
Argillaceous Sandstone	AGS	50
Footwall Quartzite	FWQ	60
Basal Conglomerate	BC	70

The model is also flagged with:

•	Mined – 0 = Mined, 1 = In situ
•	Dwater – 0 = not dewatered, 1 = dewatered
•	Ozone – 111 = ore
•	Topo – Proportion of block above topography
•	Class – Resource classification (1=Measured, 2=Indicated, and 3=Inferred)

Estimation parameters

Grade estimated into the blocks was interpolated using Ordinary Kriging. During estimation, dynamic anisotropy was implemented which makes use of the orientation of the geology represented by the wireframe triangles or strings and allows the interpolation of the local strike and dip into each of the blocks in the model. These angles are then used to orientate the search ellipsoid to the individual block strike and dip during the kriging estimation process.

The estimation was done in three stages with the condition that only a maximum of three samples could be selected from each drillhole.

•	Pass 1: Blocks estimated within the first search volume (SVOL1) with minimum and maximum number of samples of nine and 12.
•	Pass 2: The blocks not estimated within the first search (SVOL1) were estimated using second search volume (SVOL2) twice the search radius while maintaining the same number of samples as used in pass 1.
•	Pass 3: Blocks still un-estimated after the second search (SVOL2), were then estimated using a third search (SVOL3) with the minimum number of samples.

The kriged estimate utilises a locally varying anisotropic (LVA) search within Datamine®. The process assigns the geological trend of the footwall surface to the Datamine® model. During the estimation, the search ellipse defined by the variograms is rotated to conform with the structural trend of the project. The use of LVA is a common technique for ensuring the geological trend is honoured in dipping stratiform deposits.

Bulk density

The bulk density values assigned are from the historical and current studies. Table 11.8 shows the bulk density value and the rock code assigned to each lithology assigned in the block model.

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Table 11.8	Bulk density by lithology - Konkola

Lithology	Bulk density (t/m3)	Rock code
HWA	2.58	9
HWQ	2.61	10
OSU	2.68	20
FWS	2.56	30
PC	2.56	40
AGS	2.56	50
FWQ	2.56	60
BC	2.56	70

11.2.5	Block model validation

Three separate methods have been applied to validate the block model, they are swath plots, visual validation and statistical analysis.

Swath plots

Swather plots have been conducted domain-by-domain comparing the trends of the modelled estimates and input composites. A good correlation between input composites and estimated values is observed in the Measured and Indicated, as shown in Figure 11.15 and Figure 11.16.

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Figure 11.15	Swath plots Measured and Indicated TCu% Domain 1 - Konkola

Source: AMC, 2025.

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Figure 11.16	Swath plots Measured and Indicated TCu% Domain 2 - Konkola

Source: AMC, 2025.

The correlation in the Inferred areas of the resource is far less robust, indicating the drillhole spacing used for the Inferred material is inappropriate for the classification (Figure 11.17). This observation is consistent with the variography, which illustrates materials are classified as Inferred outside the variogram ranges, which indicates there is no correlation between sample pairs.

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Figure 11.17	Swath plot Inferred showing poor correlation between composites and block model - Konkola

Validation Trend Plot
DOMAIN = 1, 50m STRIKE(230)
Naive Mean
Declustered Mean
Sample Count
Data: TCU [(Dom1_CMP_TC.csv)]
Filters: DOMAIN = 1
Estimate Mean
TCU [2024_konmod_v1_lva_ok_tc_fnl_SVR_mod.csv]
Filters: DOMAIN = 1
Density: DENSITY
TCU Average Grade
Number of Samples
Strike Slice Index
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
4.5
5.0
5.5
0
100
200
300
400
500
600
5
10
15
20
25
30
35
40

Source: AMC, 2025.

Visual validation

Estimated block grades were validated visually by comparing them to sample data. Visual inspection assisted in validating the grade variations observed in the samples (high and low-grades). A good correlation between input composites and estimated block values Figure 11.18.

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Figure 11.18	Visual comparison between input composites and estimated grades - Konkola

Source: AMC, 2025.

Statistical validation

The statistics of the capped composites were compared to OK estimates in the block model. As observed in Table 11.9. The mean of the composites compared well with the estimates within all zones having an OK / DH (%) difference of not more than 10% which is acceptable. Zone 1 gave the highest percent difference due to the low-grade samples towards the south end of Zone 1 that lowered the grade of the estimates. Zone 1 gave the highest per cent difference due to the low-grade samples towards the south end of Zone 1, which lowered the grade of the estimates. However, these low-grade samples could not be analysed separately as the sample size would not have been enough for statistical and geostatistical work.

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Table 11.9	Statistical comparison of composite and estimated values for TCu% - Konkola

	Composite (DH)					OK					OK/DH
Domain	Nsam	Min	Max	Mean	SD	Nblocks	Min	Max	Mean	SD	(%) Diff
1	9,010	0.15	17	4.1	2.04	181,432	1.38	9.5	3.67	1.21	-10
2	4,571	0.2	10	3.65	1.49	88,942	1.54	6.42	3.48	0.68	-5
3	9,492	0.06	15	5.18	2.11	177,402	1.53	9.76	4.69	1.11	-9
4	8,241	0.01	15	3.44	1.61	423,032	1.09	11.04	3.44	1.1	0
5	3,376	0.11	11	3.76	1.48	132,776	1.67	7.14	4.03	0.93	7
6	1,292	0.84	8	2.72	1.01	43,105	1.48	4.36	2.57	0.5	-6
7	1,098	0.64	6	3.48	1.06	66,236	1.84	5.04	3.62	0.54	4

Figure 11.19	Mineral Resource classification Konkola

Source: AMC, 2025.

11.2.6	Classification criteria

The Konkola is an established operation with a history of production since 1957. The economic outcomes described within the report underpin support for the eventual economic extraction.

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The Mineral Resource classification criteria and cut-off grade are based on:

•	Geological and grade continuity
•	Drill data density and spacing
•	Data quality
•	Estimation quality
•	Mining and production history

A drillhole spacing study developed at site in 2019 is the basis for the general classification outlines. This is a conditional simulation technique to determine the optimal drilling spacing for Measured and Indicated. The study concluded that a drillhole spacing of 50 m by 25 m can be used for Measured classification and 150 m by 200 m can be used for an Indicated classification.

Parent blocks with an average distance of 50 m to a drillhole are classified as Measured and those with an average of 150 m to a drillhole are classified as Indicated. Resources with an average distance of more than 150 m and above the shaft bottom are classified as Inferred.

Where parent blocks are than 150 m below the base of mining in mineralisation (in ore development) and classified as Inferred the classification has been upgraded to Indicated. This gives in ore development the same weight as a drillhole.

It is noted that the average distance to sample support for the Inferred Resources varies from several hundred meters to approximately 1,700 m (Figure 11.20). Analysis of the ranges of the variograms shows a maximum range of 750 m, outside which correlation between sample points cannot be demonstrated.

A geological cut-off grade for the Mineral Resource of 1.0% TCu has been derived using a metal price of US$9,000/t Cu, in conjunction with typical historic mining modifying factors and concept level mine designs. For further information see Section 13 to Section 19.

Figure 11.20	Average distance to sample support - Konkola

Source: AMC, 2025.

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11.2.7	Mineral Resource uncertainty

Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability. There is no certainty that all or any part of this Mineral Resource will be converted into Mineral Reserve.

The Konkola Mineral Resource was classified into a Measured, Indicated, and Inferred Mineral Resource.

Mineral Resource estimates may be materially affected by the quality of data, natural geological variability of mineralisation, metallurgical recovery, and the accuracy of the economic assumptions supporting reasonable prospects for economic extraction including metal prices, and mining and processing costs.

The classification of Inferred, with the wide drill data spacing, is supported via a good understanding of the geological and grade continuity observed from drilling and the extensive mining history.

The upgrade in the classification of the Mineral Resource from Inferred through to Measured represents an increased understanding of the items that materially impact geological variability. This results in minimisation of uncertainty and reduced risk.

Resource classification upgrades are achieved through increasing geological understanding by reducing the drillhole spacing, for Konkola this will come from the planned resource infill and extension drilling programs, for more detail see Section 23.1.1.

11.2.8	Mineral Resource Estimate

The Mineral Resource estimate (using a 1% TCu cut-off grade) for the Konkola UG Mine is shown in

Table 11.10. The Mineral Resource classification considers drillhole spacing studies, data quality, structural and lithological continuity, and estimation confidence. The 2024 Mineral Resource has been depleted for production for 2025 reporting.

Table 11.10	Mineral Resource Konkola UG Mine – 1 April 2025

	Cut-off	Tonnes	Total copper	Acid soluble copper	Total cobalt
Classification	TCu%	Mt	TCu%	ASCu%	TCo%
Measured	1.0	1.4	3.7	1.68	0.05
Indicated	1.0	9.1	3.74	0.59	0.07
Measured + Indicated	1.0	10.4	3.73	0.73	0.07
Inferred	1.0	249.4	3.35	0.65	0.06

Notes:

•	Mineral Resources are reported with an effective date of 1 April 2025.
•	Mineral Resources are reported exclusive of Mineral Reserves.
•	A geological cut-off grade of 1.0% TCu has been derived using a metal price of US$9,000/t Cu, in conjunction with typical historic mining modifying factors and concept level mine designs.
•	Tonnage and grade are rounded and this may result in computational discrepancies that are not material.
•	A Mineral Resource estimate is of in situ unmined material.
•	Mineral Resources are 100% attributable to KCM.

11.3	Nchanga assets

Mineralisation at Nchanga is predominately hosted within two major units, the Upper Orebody (UOB) and the Lower Orebody (LOB). While there has been significant historic and recent open pit mining there has been less recent underground mining. Many of the assets at Nchanga have downdip extensions and are being assessed in studies for transition to underground mining.

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The UOB mineralisation is a stratiform type of mineralisation whose main host rock is the TFQ with some of the mineralisation extending into adjacent UBS formation on the hangingwall and BSSU on the footwall.

The UOB contains both copper and cobalt mineralisation for which the grades have been interpreted and estimated separately.

Mineralisation of the LOB is not continuous and occurs in isolated locations throughout the mining license separated by barren gaps and basement highs. Each isolated LOB deposit has been interpreted and estimated separately. Unlike the UOB, the LOB has very low cobalt grades and in some assets, cobalt is not estimated. LOB is key unit of interest at COP DF, Luano and COP E Ext.

11.3.1	Chingola open pit D and F (COP DF)

Both COP D and COP F are tabular and with dips ranging from 35° to 40°, with the majority of the mineralisation occurring in the ARK.

Mining at Chingola open pit D (COP D) and Chingola open pit F (COP F) commenced in 2004. Mining has been via open pit with the transition to underground mining part of recent mining studies. Open pit mining is ongoing.

The COP DF resource block model was last updated in 2014, subsequent updates are due to depletion from production.

11.3.1.1	Data

There are 455 drillholes in the COP DF geological database. Most of the holes were drilled in the 1980’s. Between 2007 and 2010, 138 holes were drilled. There is no QAQC data for either generation of drillholes.

The drillhole spacing varies from 50 m by 50 m, to 30 m by 30 m, to closer spacing of 15 m by 15 m, see the drillhole location plan in Figure 11.21.

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Figure 11.21	Drillhole location plan – COP DF

17000 N
16000 N
6000 E
Konkola Copper Mines plc
COP DF Drillhole Location
Plan View
1:7,500
AMC consultants
mine smarter

Source: AMC, 2025.

11.3.1.2	Geological interpretation and generation of 3D representation

COP F is comprised of mixed oxide and sulphide copper minerals extending to a depth of approximately 100 m before transitioning to dominantly sulphide minerals. COP D oriented east-west is the dominant mineralisation thicker with more grade and containing mixed oxides and sulphides at depth.

Wireframes of the 3D geological interpretation were constructed from 60 m space cross section strings, where the strings were snapped to the drillholes. The mineralisation interpretation was defined based on a minimum geological cut-off of 0.5% TCu. Internal waste less than 5 m vertical thickness was included in the mineralisation interpretation.

Strings were wireframed to form a solid which was used for sample selection and generation of the block model.

11.3.1.3	Statistics and compositing

Drillhole intervals within the 3D geological interpretation wireframes were composited to 2.5 m, see Table 11.11.

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Table 11.11	Descriptive statistics for COP DF composited samples

Project area	Variable	TCu%	ASCu%	TCo%	ASCo%
	Count	2,901	2,842	2,725	2,390
	Minimum	0.06	0.00	0.00	0.00
COP D	Maximum	6.95	4.45	2.29	0.52
	Mean	1.37	0.44	0.06	0.01
	Std. Dev.	0.93	0.57	0.11	0.03
	Coeff. Var.	0.67	1.30	1.95	2.25
	Count	897	876	715	685
	Minimum	0.00	0.00	0.00	0.00
COP F	Maximum	17.06	9.21	0.40	0.34
	Mean	2.21	0.65	0.04	0.01
	Std. Dev.	2.31	1.00	0.05	0.02
	Coeff. Var.	1.04	1.54	1.12	1.74

COP F sample interval mean value is higher than for COP D for TCu%. The COP D coefficient of variation (standard deviation divided by the mean) indicates stronger grade continuity for COP D than COP F which has a coefficient of variation of 1.04. The coefficient of variation for COP D cobalt at around two indicates less continuity and more complexity in the estimation.

Omi-directional variograms were generated using the 2.5 m composites. Variogram models are shown in Table 11.12.

Table 11.12	Variogram models – COP DF

			Structure 1
Location	Element	Nugget	Sill	Major (m)	Semi Major (m)	Minor (m)	Rotation Angle Z	Rotation Angle Y
	TCu%	0.5168	0.3636	71.8	71.8	7.5	258	45
COP D	ASCu%	0.0237	0.0234	78.4	78.4	7.5	258	45
	TCo%	0.0029	0.0014	102.0	102.0	7.5	258	45
	ASCo%	0.0002	0.0004	164.0	164.0	7.5	258	45
	TCu%	1.6860	3.8980	136.8	136.8	7.5	258	45
COP F	ASCu%	0.5403	0.3746	133.6	133.6	7.5	258	45
	TCo%	0.0001	0.0014	208.1	208.1	7.5	258	45
	ASCo%	0.0000	0.0000	85.4	85.4	7.5	258	45

11.3.1.4	Block model and estimation parameters

The parent block dimensions are 30 m in the easting and northing directions and 5 m in the vertical direction (Table 11.13). The narrow vertical dimension is to allow for the preservation of the laminated nature of the mineralisation.

Table 11.13	Block model origin and extents – COP DF

Direction	Origin (m)	Parent block size (m)	Number of parent blocks	Model extent (m)	Minimum sub block size (m)
Easting (m)	4,110	30	136	4,080	NA
Northing (m)	13,980	30	135	4,050	NA
Rl (m)	-392	5	165	825	NA

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Wireframes for each lithology was filled with blocks. This also included the Upper Banded Shale to define the upper hangingwall and below the basement surface to the bottom of the block model. Block models for each lithology were stamped with the lithology code and combined into one block model. Mineralisation is represented by the 0.5% TCu wireframe which was filled with blocks and added over the lithological block models.

The grades for TCu%, ASCu%, TCo%, and ASCo% were estimated into the block model using ordinary kriging. Three search passes were used for all grade variables. Estimation parameters are shown in Table 11.14. the second and third passes were only applied to block cells not estimated by earlier search passes.

Table 11.14	Estimation parameters – COP DF

	Search Ellipse (m)			Rotation			Number of samples
Search	X	Y	Z	Z Axis	Y Axis	X Axis	Min	Max	Max per drillhole
1	100	100	7.5	258	45	-	5	10	NA
2	200	200	15	258	45	-	5	10	NA
3	500	500	37.5	258	45	-	3	5	NA

Note: Order of rotation is Z, Y.

Approximately 80% of the block grades were estimated during the first search pass and 20% during the second search pass.

11.3.1.5	Bulk density

There are no bulk density measurements. The historical bulk density of 2.58 t/m3 was used for mineralisation and 2.5 t/m3 for waste.

11.3.1.6	Estimation validation

Estimation validation was undertaken by visual comparison of drillholes to the estimated block model and by swath (moving average) plots. Swath plots were generated full depth for 16 sections perpendicular to strike and on a bench-by-bench basis.

Swath plots were generated perpendicular to mineralisation over 1,300 m, with overlapping plots due to changes in the orientation of mineralisation. The weighted mean of the drillhole composites and the estimated block grades for TCu%, ASCu%, and TCo% were allocated in 100 m swathes / windows along 16 section lines.

The review indicates that there is very close correspondence between the means of the estimates and the composites in areas of dense drilling data compared to areas of limited drilling.

Swath plots for 15 m high benches were also generated and reviewed graphically. Again. there is a close correspondence between weighted average composite grade and weighted average estimated block grade in areas with more data, that is the area above 1,250 masl which is largely mined out.

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Figure 11.22	Swath plots – COP DF

Source: AMC, 2025.

11.3.1.7	Classification criteria

The Mineral Resource classification criteria and cut-off grade are based on:

•	Geological and grade continuity
•	Drill data density
•	Data quality
•	Estimation quality
•	Proximity of mineralisation to surface

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There is adequate drillhole coverage in the eastern side of the deposits which corresponded to the sub-outcrop positions prior to the commencement of mining. QAQC for data from the 1980’s is not available however there is good correlation and consistency in the copper grade distribution within the mineralisation to imply reliability in the data.

Current mining has been largely open pit. Studies are ongoing for the transition to underground mining.

A geological cut-off grade for the Mineral Resource of 1.0% TCu has been derived, using a metal price of US$9,000/t Cu, in conjunction with typical historic mining modifying factors and concept level mine designs. For further information see Section 13 to Section 19.

11.3.1.8	Mineral Resource uncertainty

Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability. There is no certainty that all or any part of this Mineral Resource will be converted into Mineral Reserve.

COP DF was classified into an Indicated and Inferred Mineral Resource.

Mineral Resource estimates may be materially affected by the quality of data, natural geological variability of mineralisation, metallurgical recovery, and the accuracy of the economic assumptions supporting reasonable prospects for economic extraction including metal prices, and mining and processing costs.

Resource classification upgrades are achieved through increasing geological understanding by reducing the drillhole spacing, for COP DF this will come from proposed infill drilling programs, for more detail see Section 23.1.2.

11.3.1.9	Mineral Resource estimate

The Mineral Resource estimate (using a 1.0% TCu cut-off grade) for COP DF is shown in Table 11.15. The Mineral Resource classification considers drillhole spacing studies, data quality, structural and lithological continuity, and estimation confidence.

The COP DF open pit Mineral Resource estimate is based on modifying factors from the conversion to Mineral Reserve this results in a cut-off grade of 0.48% TCu, see Section 13.3 onwards for details.

Table 11.15	Mineral Resource COP DF – 1 April 2025

Classification	Cut-off	Tonnes	Total copper	Acid soluble copper	Total cobalt	Acid soluble cobalt
	TCu%	Mt	Cu%	ASCu%	TCo%	ASCo%
Indicated - open pit	0.48	2.80	1.46	0.21	0.09	0.01
Indicated	1.0	12.83	1.58	0.17	0.04	0.01
Total	-	15.6	1.56	0.18	0.05	0.01

Notes:

•	Mineral Resources are reported with an effective date of 1 April 2025.
•	Mineral Resources are reported inclusive of Mineral Reserves.
•	A geological cut-off grade of 1.0% TCu has been derived using a metal price of US$9,000/t Cu, in conjunction with typical historic mining modifying factors and concept level mine designs.
•	Tonnage and grade are rounded and this may result in computational discrepancies that are not material.
•	A Mineral Resource estimate is of in situ unmined material.
•	Mineral Resources are 100% attributable to KCM.

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11.3.2	Luano

The Luano deposit lies on the north limb of the Nchanga Syncline.

Open pit mining at Luano occurred from 1982 to 1997. Transition to underground mining is part of recent mining studies.

The Luano resource block model was last updated in 2022.

11.3.2.1	Data

There are 241 drillholes in the Luano geological database. These holes were drilled in seven different phases from 1962-1963, 1967-1981, 1996, 2000-2001, 2005, 2009-2011, and 2014.

QAQC data exists only for the phase seven drillholes, that is the 31 holes drilled from 2011 to 2014. QAQC is discussed in Section 8.8.2. The QAQC on recent drillholes has shown good laboratory performance.

There is no QAQC data for the earlier generation of drillholes.

The drillhole spacing varies from 120 m spaced sections in the west to 60 m spaced sections in the east. Between section lines 43W and 44W there is only one drillhole (Figure 11.23) which is barren although there is no change in the geology. This has been interpreted as a gap in mineralisation and resulted in the Luano being divided into Luano East and Luano West.

Figure 11.23	Plan view of drillhole locations - Luano

Source: KCM, 2025.

11.3.2.2	Geological interpretation and generation of 3D representation

The Luano deposit lies on the north limb of the Nchanga Syncline. The north limb in this area is formed by a highly folded overturned succession of Lower Roan metasediments. The beds in general dip north-east at 50º - 60º. Like the strata, the axial planes of the folds are overturned to the southwest. The fold axes run parallel to the general strike and normally plunge west.

The mineralisation is predominantly hosted in the transition and extends to the LBS formation at the top and the underlying ARK formation. Mineralisation occurs both as oxides and sulphides mainly in the form of malachite, chrysocolla and cuprite for the former and chalcocite, bornite and chalcopyrite for the latter

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Wireframes of the 3D geological interpretation for the ARK, TR, and LBS were constructed from perpendicular to strike cross section strings, where the strings were snapped to the drillholes. A 0.5%TCu grade was used to delineate mineralisation. A minimum thickness of 5 m or equivalent of mineralisation above 0.5% cut-off was required. Internal dilution of up to 2.5 m was allowed.

11.3.2.3	Statistics and compositing

Samples were composited a 1.5 m. This was selected as the 95th percentile of sample length ranking. Statistical analysis by unit indicates similarities in the TCu% and ASCu% values. This observation resulted in the combing of the TR and ARK in Luano West and TR and LBS in Luano East.

The descriptive statistics for the raw drillhole data and composite data is shown in Table 11.16 and Table 11.17.

Table 11.16	Descriptive statistics for raw versus composite drillholes – Luano East

	Raw data					Composite data
Variable	Number	Min.	Max.	Mean	Std.Dev	Number	Min.	Max.	Mean	Std.Dev
TCu%	1632	0	18.20	2.67	2.78	877	0	15.33	2.63	2.53
ASCu%	1632	0	15.97	1.73	2.28	877	0	15.11	1.76	2.16
TCo%	1632	0	0.37	0.02	0.03	877	0	0.34	0.02	0.03
ASCo%	1632	0	0.12	0.00	0.01	877	0	0.08	0.00	0.01
Length (m)	1632	0.05	3.10	0.81	0.45	877	0.75	1.50	1.49	0.09

Table 11.17	Descriptive statistics for raw versus composite drillholes – Luano West

	Raw data					Composite data
Variable	Number	Min.	Max.	Mean	Std.Dev	Number	Min.	Max.	Mean	Std.Dev
TCu%	361	0.0	29.12	3.01	3.23	221	0.16	15.54	3.00	2.69
ASCu%	361	0.0	15.5	1.54	2.13	221	0.01	10.77	1.46	1.78
TCo%	361	0.0	0.25	0.03	0.04	221	0.00	0.23	0.03	0.03
ASCo%	361	0.0	0.2	0.01	0.02	221	0.00	0.18	0.01	0.01
Length (m)	361	0.13	3	0.92	0.36	221	1.0	1.5	1.49	0.05

Grade capping of composites has been used to minimise the impact of outliers. Top-caps were used for TCu% and AsCu%, see Table 11.18.

Table 11.18	Top-caps by lithology for TCu% and ASCu% – Luano East and Luano West

	East		West
	ARK	LBS	ALL
TCu%	9	9	8
ASCu%	5	6	5

Omi-directional variograms using the top-capped composite data was generated. Variogram models are shown in Table 11.19.

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Table 11.19	Variogram models – Luano East and Luano West

Location	Element	Nugget	Sill	Major (m)	Semi Major (m)	Minor (m)
East	TCu%	0.688	0.372	59.0	59.0	59.0
	ASCu%	0.619	0.396	77.6	77.6	77.6
	TCo%	0.452	0.548	96.2	96.2	96.2
	ASCo%	0.118	1.00	77.3	77.3	77.3
West	TCu%	0.654	0.654	129.2	129.2	129.2
	ASCu%	0.594	0.594	209.4	209.4	209.4
	TCo%	0.417	0.417	156.3	156.3	156.3
	ASCo%	0.565	0.565	153.8	153.8	153.8

11.3.2.4	Block model and estimation parameters

The parent block dimensions are 30 m in easting, 15 m in northing directions and 5 m in the vertical direction, Table 11.20. The thin Z direction is to allow for the preservation of the laminated nature of the mineralisation.

Table 11.20	Block model origin and extents - Luano East and Luano West

Direction	Origin (m)	Parent block size (m)	Number of parent blocks	Model extent (m)	Minimum sub block size (m)
Easting (m)	14,400	30	70	16,500	3.750
Northing (m)	20,600	15	88	21,920	1.875
Rl (m)	670	5	140	1,370	0.625

For both Luano East and Luano West, ordinary kriging was used to estimate block grades. Negative kriging weights were reset to zero. A search range of 160 m in all directions was used. The minimum number of samples used was eight and the maximum number of samples was 12. All blocks model cells were estimated in one search pass.

11.3.2.5	Bulk density

Bulk density used was based on measurements collected in 2016. Bulk density values by lithology used for Luano East and Luano West are shown in Table 11.21.

Table 11.21	Bulk density - Luano East and Luano West

Unit	Bulk density (t/m3)
ARK	2.49
LBS	2.43
TR	2.33
Waste	2.50

11.3.2.6	Estimation validation

Estimation validation was undertaken by visual comparison of drillholes to the estimated block model and by swath (moving average) plots.

Swath plots were generated along strike and in the vertical. Across strike there are six sections perpendicular to strike for Luano West and for 18 sections for Luano East, see Figure 11.24. The swath plot window for Luano West is 120 m and 60 m for Luano East.

The top-capped composite mean was compared to the grade estimation in the block model within each window. The composites and estimates compare reasonably well, with the top-capped higher values not reflected in the block model grade.

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Figure 11.24	Swath plots for Luano East

Source: KCM, 2025.

Luano West composite sample to block model grade swath plot comparison did not perform as well as the Luanoa West comparison. This is interpreted to be a result of limited data available at the larger drill spacing in Luano West.

The statistical comparisons of the composite versus block model values for Luano East are shown in Table 11.22. The mean values show a reasonable comparison for all elements except ASCo% which has fewer samples used to populate the estimation.

Luano West statistical comparisons of the composite versus block model values shown in Table 11.23, exhibits the same poor results as the swath plot analysis, with the block model average grade bring moderately lower than the composite average grades.

Table 11.22	Statistical comparison of composite and estimated values - Luano East

	Capped composites				Block model				Mean Diff.
Variable	Min.	Max.	Mean	Std.Dev	Min.	Max.	Mean	Std.Dev	(%)
TCu%	0	9.0	2.57	2.32	0.49	6.50	2.46	1.11	4
ASCu%	0	6.0	1.64	1.77	0.13	4.83	1.62	0.88	1
TCo%	0	0.1	0.02	0.02	0.00	0.07	0.02	0.01	7
ASCo%	0	0.03	0.00	0.01	0.00	0.02	0.00	0.00	11

Source: KCM, 2025.

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Table 11.23	Statistical comparison of composite and estimated values - Luano West

	Capped composites				Block model				Mean Diff.
Variable	Min.	Max.	Mean	Std.Dev	Min.	Max.	Mean	Std.Dev	(%)
TCu%	0.16	8	2.84	0.78	0.86	5.74	2.40	0.77	16
ASCu%	0.01	5	1.36	1.06	0.14	3.99	1.24	0.73	9
TCo%	0.00	0.1	0.03	0.87	0.01	0.08	0.03	0.02	12
ASCo%	0.00	0.03	0.01	0.77	0.00	0.02	0.01	0.00	21

Source: KCM, 2025.

11.3.2.7	Classification criteria

The Mineral Resource classification criteria and cut-off grade are based on:

•	Geological and grade continuity
•	Drill data density
•	Data quality
•	Estimation quality
•	Proximity of mineralisation to surface

There is adequate drillhole coverage in Luano East. There is reasonable QAQC on the recent drilling. Estimation validation is positive. Mineralisation is close to surface for Luano East, with a shallow plunge as the mineralisation moves to the west.

There is no QAQC on the historic drilling. Luano West drilling is more widely spaced. Estimation validation is poor.

Current mining is by open pit. Studies are ongoing for both open pit and the transition to underground mining.

A cut-off grade for the Mineral Resource of 0.95% TCu has been derived using, using a metal price of US$9,000/t Cu, in conjunction with historic mining modifying factors and concept level mine designs. For further information see Section 13 to Section 19.

The application of the classification is shown in plan view in Figure 11.25.

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Figure 11.25	Mineral Resource classification - Luano East and Luano West

Source: KCM, 2025.

11.3.2.8	Mineral Resource uncertainty

Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability. There is no certainty that all or any part of this Mineral Resource will be converted into Mineral Reserve.

Luano was classified as an Indicated and Inferred Mineral Resource.

Mineral Resource estimates may be materially affected by the quality of data, natural geological variability of mineralisation, metallurgical recovery, and the accuracy of the economic assumptions supporting reasonable prospects for economic extraction including metal prices, and mining and processing costs.

Resource classification upgrades are achieved through increasing geological understanding by reducing the drillhole spacing, for Luano this will come from the proposed resource infill and extension drilling programs, for more detail see Section 23.1.2.

11.3.2.9	Mineral Resource estimate

The Mineral Resource estimate (using a 0.95% TCu cut-off grade) for Luano East and Luano West is shown in Table 11.24. The Mineral Resource classification considers drillhole spacing studies, data quality, structural and lithological continuity, and estimation confidence.

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Table 11.24	Mineral Resource Luano – 1 April 2025

	Cut-off	Tonnes	Total copper	Acid soluble copper	Total cobalt
Classification	TCu%	Mt	TCu%	ASCu%	TCo%
Indicated	0.95	3.09	2.77	1.70	0.02
Inferred	0.95	4.38	2.44	1.28	0.03

Notes:

•	Mineral Resources are reported with an effective date of 1 April 2025.
•	Mineral Resources are reported inclusive of Mineral Reserves.
•	A geological cut-off grade of 0.95% TCu has been derived using a metal price of US$9,000/t Cu, in conjunction with typical historic mining modifying factors and concept level mine designs.
•	Tonnage and grade are rounded and this may result in computational discrepancies that are not material.
•	A Mineral Resource estimate is of in situ unmined material.
•	Mineral Resources are 100% attributable to KCM.

11.3.3	Chingola Open Pit C and E Extension (COP E Ext)

Chingola Open Pit C and E Extension (COP E Ext) has not been developed, there has been no mining.

COP E Ext resource model was last updated in 2014.

11.3.3.1	Data

There are 283 drillholes in the COP E Ext database of which 210 are historical and 73 were drilled in 2011 to 2013. See Section 8.8.2 for the QAQC for the CRMs and repeats for the 2011 to 2013 drillholes. No blanks samples were submitted.

The drillhole spacing ranges from 30 m to 120 m. With more density drilled areas averaging 50 m.

Data verification identified two types of anomalous data:

•	Drillholes the stratigraphic sequence inverted.
•	Drillholes with stratigraphic sequence inconsistent with the surrounding drillholes.

Drillholes unable to be understood in the context of the geology were removed from the databased. Drillholes removed from the database are shown in green in Figure 11.26 COP E Ext drillhole location plan.

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Figure 11.26	Drillhole location plan – COP E Ext

18250 N
18000 N
17750 N
17500 N
17250 N
17000 N
16750 N
Dip_21
Dip_20
Dip_19
Dip_18
Dip_17
Dip_16
Dip_15
Dip_14
Dip_13
Dip_12
Dip_11
Dip_10
Dip_9
Dip_8
Dip_7
Dip_5
Dip_4
Dip_3
Dip_2
Dip_1
Drillholes used
Drillholes not used
Drillhole, COP C and E pits location, project boundary and section lines

TITLE

Drillhole location plan – COP E Ext

Konkola Copper Mines plc

AMC consultants mine smarter

Source: AMC, 2025.

11.3.3.2	Geological interpretation and generation of 3D representation

Wireframes of the 3D geological interpretation were constructed from digitised cross section strings, where the strings were snapped to the drillholes.

The Pink Quartzite (PQ) from between the Banded Sandstone Lower (BSSL) and Banded Sandstone Upper (BSSU) largely is absent. As such the three units have been combined into one unit the Banded Sandstone (BSS).

The LOB mineralisation was interpreted as ten discrete zones, labelled A to J, of mineralisation at a 0.5% TCu geological cut-off.

Zone A represents a large proportion of the mineralisation. Spatially Zone A is associated the sediments of the Arkose formation infilling the basement trough. Zone C is associated with a basement high, where the Arkose formation is comparatively thinner and consequently the mineralisation is thinner. Zones F to J are based on one drillhole intersection each.

Figure 11.27 shows a plan view of the drillhole intersections coloured by grade with the ten mineralised Zones outlines as dotted lines. This shows a core of TCu% grade greater than 1.5% TCu in Zone A with a halo of lower grade intersections. The ASCu% intersections are lower grade indicating the mineralisation in the LOB is more sulphide rich, see Figure 11.28.

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Figure 11.27	Plan view of drillhole intersections and interpreted mineralisation Zones TCu% - COP E Ext

Note: Drillholes coloured by TCu%.

Source: AMC, 2025.

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Figure 11.28	Plan view of drillhole intersections and interpreted mineralisation Zones ASCu% - COP E Ext

Note: Drillholes coloured by ASCu%.

Source: AMC, 2025.

11.3.3.3	Statistics and compositing

Sample intervals are composited to 2.5 m with a minimum length of 1.25 m. Composited statistics by mineralised Zone is shown in Table 11.25 and the histogram for Zone A composites for TCu% and ASCu% is shown in Figure 11.29.

Table 11.25	Statistics by mineralisation zone for composite data – COP E Ext

			% TCu					% AsCu
W/F	No drillholes	No samples	Min	Max	Mean	Stand Dev	CoV	Min	Max	Mean	Stand Dev	CoV
A	24	319	0.18	14.8	2.35	1.96	0.83	0.01	8.32	0.46	0.93	2.04
B	4	50	0.18	9.21	2.32	1.74	0.75	0.03	3.28	0.22	0.53	2.43
C	4	17	0.58	4.31	1.56	1.01	0.65	0.14	4.15	1.11	1.13	1.02
D	5	43	0.25	14.7	4.12	3.47	0.84	0.05	7.55	1.23	1.4	1.14
E	3	6	0.44	6.83	2.94	2.6	0.89	0.29	5.29	2.46	2.18	0.89
F	1	2	0.93	1.47	1.2	0.27	0.22	0.68	1.38	1.03	0.35	0.34
G	1	2	0.42	5.12	2.77	2.35	0.85	0.21	4.51	2.36	2.15	0.91
H	1	3	0.85	6.34	4.26	2.43	0.57	0.32	3.87	2.62	1.63	0.62
I	1	2	1.36	2.05	1.7	0.34	0.2	0.58	0.92	0.75	0.17	0.22
J	1	4	0.36	2.86	1.43	0.92	0.65	0.06	0.46	0.25	0.15	0.61

Source: KCM.

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Figure 11.29	Histogram TCu% and ASCu% composite samples - Zone A, COP E Ext

Source: KCM, 2025.

The TCu% histogram shows multiple copper populations.

Semi-variogram modelling were generated in Isatis software. The semi-variograms generated were derived from 2.5 m composites from Zone A. The other zones did not have enough samples to generate variograms.

11.3.3.4	Block model and estimation parameters

The parent block dimensions are 25 m by 25 m in the easting and northing directions and 5 m in the vertical direction (Table 11.26), which is approximately half the drill spacing.

Table 11.26	Block model origin and extents – COP E Ext

Direction	Origin (m)	Parent block size (m)	Number of parent blocks	Model extent (m)	Minimum sub block size (m)
Easting (m)	5,500	25	80	2,000	NA
Northing (m)	17,000	25	82	2,050	NA
Rl (m)	650	5	150	750	NA

Wireframes for each lithology was filled with blocks.

The grades for TCu% and ASCu% were estimated into the block model using ordinary kriging for Zones A to E. Three search passes were used for all grade variables. Estimation parameters are shown in Table 11.27. the second and third passes were only applied to block cells not estimated by earlier search passes.

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Table 11.27	Estimation parameters – COP E Ext

	Search ellipse (m)			Rotation			Number of samples
Search	X	Y	Z	Z Axis	Y Axis	X Axis	Min	Max	Max per drillhole
1	150	210	15	-	-	-	TBC	TBC	NA
2	300	420	30	-	-	-	TBC	TBC	NA
3	750	1,050	75	-	-	-	TBC	TBC	NA

Zones F to J were each assigned the average composite grade for TCu% and ASCu% from the drillholes passing through each zone.

11.3.3.5	Bulk density

Bulk density measurements were collected from 432 samples of core drilled from 2011 to 2013. Small pieces of core of approximately 4 cm x 4 cm x 4 cm were weighted at the Nchanga analytical laboratory.

Bulk density was reported by lithology, see Table 11.28. Bulk density was assigned based on the mean value for each lithology.

Table 11.28	Bulk density by lithology – COP E Ext

Lithology	No. of samples	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
UHW	111	1.86	3.30	2.46	0.26	0.11
UBS	34	2.28	3.15	2.50	0.15	0.069
TFQ	40	2.06	2.88	2.39	0.15	0.06
BSS	138	1.84	2.83	2.40	0.19	0.08
LBS	52	1.98	3.20	2.37	0.21	0.09
ARK	38	2.02	2.91	2.59	0.14	0.05
BAS	11	2.46	2.97	2.77	0.15	0.06

Source: KCM.

11.3.3.6	Estimation validation

Estimation validation was undertaken by visual comparison of drillholes versus the grade estimation, and by swath (moving average) plots.

Visual inspection between individual drillholes and the block grade estimate show a reasonable correlation for both TCu% and ASCu% grades.

Swath plots spaced approximately every 90 m in Zone A. Swath plots for Zone A for TCu% and ASCu% are shown in Figure 11.30. Mean grades of the drillhole data and block model were also compared, Table 11.29.

The average TCu% composite versus block estimate are between 1% and 0.5% TCu different. This is an average a 15% difference in TCu%. Generally, the composite sample grade is lower than the block model grade. Some of the higher-grade composites have been smeared. The same relationship is shown in the ASCu% estimation.

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Figure 11.30	Swath plots – COP E Ext

Source: KCM.

The mean grades of the drillhole data versus block model show the block model grades are slightly higher with less variation than that represented in the drillhole data.

Table 11.29	Drillhole versus block model mean grades – COP E Ext

	Data				Block estimates
Field	Minimum	Maximum	Mean	Stand. Dev.	Minimum	Maximum	Mean	Stand. Dev.	% difference
% TCu	0.18	14.80	2.56	2.20	0.93	8.47	2.61	1.19	2.0%
% AsCu	0.04	8.32	0.56	1.08	0.07	2.81	0.57	0.43	1.8%

11.3.3.7	Classification criteria

The Mineral Resource classification criteria and cut-off grade are based on:

•	Geological and grade continuity

•	Drill data density

•	Data quality

•	Estimation quality

•	Proximity of mineralisation to surface

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QAQC for data from the 1980’s is not available the QAQC for the 2011 to 2013 drilling is reasonable. Historic drillholes that do not align geologically have been removed from the interpretation and estimation.

A cut-off grade for the Mineral Resource of 0.96% TCu has been derived, using a metal price of US$9,000/t Cu, in conjunction with typical historic mining modifying factors and concept level mine designs. For further information see Section 13 to Section 19.

Zones E to J are not considered to have potential for eventual economic extraction due to their relative size and the spatial location in relation to Zones A to D and were not included in the Mineral Resource estimate.

The well-informed portion of Zone A is classified as Indicated. The peripheral edges of Zone A and surrounding Zone B, C, and D are classified as Inferred, see Figure 11.31.

Figure 11.31	Plan view of Mineral Resource classification – COP E Ext

Source: KCM.

Studies are ongoing to assess future mining methods.

11.3.3.8	Mineral Resource uncertainty

Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability. There is no certainty that all or any part of this Mineral Resource will be converted into Mineral Reserve.

COP E Extension was classified into an Indicated and Inferred Mineral Resource.

Mineral Resource estimates may be materially affected by the quality of data, natural geological variability of mineralisation, metallurgical recovery, and the accuracy of the economic assumptions supporting reasonable prospects for economic extraction including metal prices, and mining and processing costs.

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11.3.3.9	Mineral Resource estimate

The Mineral Resource estimate (using a 0.96% TCu cut-off grade) for COP E Ext is shown in Table 11.30. The Mineral Resource classification considers drillhole spacing studies, data quality, structural and lithological continuity, and estimation confidence.

Table 11.30	Mineral Resource COP E Extension – 1 April 2025

	Cut-off	Tonnes	Total copper	Acid soluble copper	Total cobalt
Classification	TCu%	Mt	TCu%	ASCu%	TCo%
Indicated	0.96	13.11	2.63	0.51	-
Inferred	0.96	9.4	2.35	0.51	-

Notes:

•	Mineral Resources are reported with an effective date of 1 April 2025.

•	Mineral Resources are reported inclusive of Mineral Reserves.

•	A geological cut-off grade of 0.96% TCu has been derived using a metal price of US$9,000/t Cu, in conjunction with typical historic mining modifying factors and concept level mine designs.

•	Tonnage and grade are rounded and this may result in computational discrepancies that are not material.

•	A Mineral Resource estimate is of in situ unmined material.

•	Mineral Resources are 100% attributable to KCM.

11.3.4	Tailings dams TD03 and TD04

The tailings dams were originally identified as having the potential to provide material that could be used to neutralise excess acid from sulphur dioxide capture.

11.3.4.1	Data

In September 2000, 1,645.5 m representing 78 drillholes were drilled at TD03 and 1,090.5 m representing 64 drillholes were drilled at TD04.

Drilling was by 50 mm auger, on a 150 m by 150 m spacing, and sampled on 1.5 m lengths. The drillhole stopped in when the underlying soil profile was reached. 1.5 m long samples were riffle split using a Jones riffle splitter to 1/8th portion. Adjacent samples were combined to produce a 3 m composite sample. The remaining 7/8th sample was discarded.

Samples were prepared and analysed for total copper and acid soluble copper, where total copper is greater than 0.5% TCu, at AHK laboratories in Kitwe / Kalulushi.

Pulp rejects were composited into a four-drillhole grid pattern for leach tests. KCM Nchanga analytical laboratory completed the leach tests at 25°C to determine gangue acid consumption (GAC). Sample spacing for GAC is in effect 300 m by 300 m.

11.3.4.2	Generation of volume / tonnage and grade

Histograms of the 3 m samples indicate a largely normal grade distribution with a small higher-grade tail for the total copper mineralisation within TD03.

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Table 11.31	Summary statistics total copper tailings dam samples

Total copper (%)	TD03	TD04
Number of Samples	538	394
Minimum	0.06	0.07
Maximum	1.27	1.61
Mean	0.71	0.62
Median	0.71	0.61
Mode	0.73	0.57
Standard Deviation	0.16	0.17
Variance	0.026	0.028
Standard Error	0.01	0.01
Confidence Level (95.0%)	0.0137	0.017

Table 11.32	Summary statistics acid soluble copper tailings dam samples

Acid soluble copper (%)	TD03	TD04
Number of Samples	509	344
Minimum	0.23	0.16
Maximum	1.06	1.49
Mean	0.52	0.44
Median	0.51	0.40
Mode	0.49	0.42
Standard Deviation	0.15	0.19
Variance	0.02	0.04
Standard Error	0.01	0.01
Confidence Level (95.0%)	0.013	0.019

TD03 and TD04 dam surface profiles were digitised from the Nchanga topographic survey and updated with the drillhole collar spot heights. The pre dam surface topographic profile was used as the based and three-dimensional shells of the volume were created.

Small trenched were dug at both TD03 and TD04 to collect samples for bulk density determination. Samples represented the upper unconsolidated material only. Values measured range from 1.1 to 1.3 t/m3. This value is lower than anticipated, with a historical value of 1.55 t/m3 used to convert the tailings dam volume to a mass.

11.3.4.3	Mining, processing, and recovery

Mining of TD03 is generally via hydraulic mining. Current mining is of the coarser beached tailings material is by excavator.

Recovery of tailings at the TLP in 2024 is 78.3% from acid soluble copper. Combined with the low recovery from non-acid soluble copper this equates to 37% recovery for total copper.

An elevated temperature leach upgrade for the TLP is proposed. This will increase the acid soluble recover by 20%. With the total copper recovery proposed to increase to 67%.

Noting the TLP treats all tails from Nchanga concentrate and not just material from the tailings dams.

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11.3.4.4	Classification criteria

Material within TD03 and TD04 has been classified as Indicated based on drillhole sample spacing, analytical analysis, metallurgical test work and TLP production.

No cut-off grade has been applied as all material will be required to be processed as accurate modelling of a grade distribution is challenging.

TD03 is being processed through the TLP. The processing and economic outcomes described within the report underpin support for the eventual economic extraction of the tailing’s material.

11.3.4.5	Mineral Resource uncertainty

TD03 and TD04 are classified as Indicated Mineral Resource and have been converted to Probable Mineral Reserves.

TD03 is in production and being mined by hydrosluicing

11.3.4.6	Mineral Resource estimate

The Mineral Resource estimate for TD03 and TD04, with no cut-off grade applied, is shown in
Table 11.33. The Mineral Resource classification considers drillhole sample spacing, analytical analysis, metallurgical test work and TLP production.

Table 11.33	Mineral Resource TD03 and TD04 – 1 April 2025

		Tonnes	Total copper	Acid soluble copper	Total cobalt	Acid soluble cobalt
Asset	Classification	Mt	TCu%	ASCu%	TCo%	ASCo%
Tailings Dam 03	Indicated	9.0	0.8	0.3	0.01	65
Tailings Dam 04	Indicated	28.0	0.6	0.4	0.03	174

Notes:

•	Mineral Resources are reported with an effective date of 1 April 2025.

•	Mineral Resources are reported inclusive of Mineral Reserves.

•	No cut-off grade has been applied.

•	Tonnage and grade are rounded and this may result in computational discrepancies that are not material.

•	A Mineral Resource estimate is of in situ material.

•	Mineral Resources are 100% attributable to KCM.

11.3.5	Stockpile SP16

Low-grade copper mineralisation within the Banded Sandstone (BSS) horizons, located stratigraphically between the LOB and UOB, is regarded as refractory due to the poor response of this material to normal metallurgical treatment routes. It has been termed the Chingola Refractory Ore (CRO) being soft micaceous and not inclined to float. The copper has been identified as largely hydroxyl and tied up with phlogopite and other chlorite micas. There are two types of micaceous copper mineralisation in the oxidised zone of the sulphide mineralization and micaceous copper mineralisation in the weathered BSS.

During previous mining of multiple Nchanga open pits, when passing through the deposit to mine from the UOB to the LOB, the intermediate material between the target layers must be mined. This intermediate material is in the BSS, Pink Quartzite and shale marker horizons. When mineralisation is between 1% to 2% TCu grade this becomes the Intermediate Orebody (IOB). The intermediate material with CRO material is stockpiled for later processing.

As stockpiled material is no longer in situ and has been rehandled, care with any statistical analysis is required as spatial continuity will no longer represent that of the in situ mineralisation. Relationships within and between variables are now largely meaningless, with the material being semi-homogeneous. Hence care must be taken with the estimation.

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Drilling of SP16 stockpile occurred in 2001 and 2013. The last update to the resource estimation for SP16 was in 2016. Selective mining of SP16 has been undertaken regularly since the stockpile was created. The Mineral Resource estimation has been depleted for mining as at 1April 2025.

11.3.5.1	Data

Drilling from 2000 (133 drillholes) and 2013 (148 drillholes) has produced 281 reverse circulation drillholes, reducing the average drillhole spacing to approximately 50 m by 50 m, see Figure 11.32.

Drillhole samples have been composited to 2 m intervals, with the majority sample length at 1 m. No top-capping has been applied, with the log probability plot for TCu exhibiting a single population.

Figure 11.32	Drillhole location plan – SP16

Source: KCM.

11.3.5.2	Block model and estimation parameters

The parent blocks dimensions of 25 m in easting, 25 m in northing directions and 5 m in the vertical direction were used to make the block model, Table 11.36. The thin Z sub cell allows for the preservation of the surveyed topographic profile.

Table 11.34	Block model origin and extents - Luano East and Luano West

Direction	Origin (m)	Parent block size (m)	Number of parent blocks	Model extent (m)	Minimum sub block size (m)
Easting (m)	13.100	25	64	1,600	25
Northing (m)	21,700	25	52	1,300	25
Rl (m)	1,260	5	38	190	0.4

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SP16 has been treated as a single deposit with no domaining or top-capping. Understanding of the heterogeneity and data density are required to select a reasonable estimation method for re handled material. Inverse distance squared (ID2) has been used as there is reasonable data density and ID2 does not rely on the use of variography, which requires the demonstration of spatial continuity. Table 11.35 shows the search parameters. An octant search was used with a minimum of two octants filled by a minimum of one sample and a maximum of four samples. A second search pass was used but the ranges were not reported.

Table 11.35	Estimation parameters – SP16

	Search ellipse (m)			Rotation			Number of samples			Search Range
Search	X	Y	Z	Z Axis	Y Axis	X Axis	Min	Max	Max per drillhole	Major	Minor	Vertical
1	0	0	50	1	2	3	3	25	NA	120	120	20

Swath plots were created ion three-dimensions to assess the estimation. They show a reasonable estimate with some grade smoothing.

11.3.5.3	Bulk density

Core samples at 121 mm in diameter were collected and subject to the Archemedes method to determine dry bulk density. In 2000 this derived a bulk density for SP16 material of 1.78 g/m3. In 2001 this was revised to 1.89 g/m3 after additional work. The higher value has been used in reporting tonnage.

It is unclear what additional work was undertaken and how many samples were collected for either program.

11.3.5.4	Mining, processing and recovery

Metallurgical test work has been completed on drillhole samples from the 2013 drilling. Test work includes mineralogy, characterisation, and an assessment of flotation and leachability.

Characterisation summary concluded:

•	Cupriferous micas are the largest copper contributor to the TCu% accounting for ~35% of the TCu.

•	Sulphide minerals chalcopyrite, bornite and chalcocite contribute 18% of the TCu, in the samples tested.

•	Pyrite content is 1.91% by weight.

•	Malachite accounts for ~47% of the ASCu.

•	Other ASCu contributors are pseudo malachite, chrysocolla and cupriferous mica with minor ASCu contribution from chalcocite.

11.3.5.5	Classification criteria

Material within SP16 has been classified as Indicated based on drillhole sample spacing, analytical analysis, metallurgical test work, and estimation quality.

A 0.4% AsCu cut-off grade has been applied as using a metal price of US$9,000/t Cu, in conjunction with typical historic modifying factors and processing costs.

There are some areas of low-grade and mining will be required to be selective to maximise the performance of the higher-grade material.

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Selective mining has been ongoing from SP16. All Mineral Resource estimation tonnages have been depleted for production to 1 April 2025.

11.3.5.6	Mineral Resource uncertainty

Mineral Resources are not Mineral Reserves and do not necessarily demonstrate economic viability. There is no certainty that all or any part of this Mineral Resource will be converted into Mineral Reserve.

SP16 was classified as an Indicated Mineral Resource.

Mineral Resource estimates may be materially affected by the quality of data, natural geological variability of mineralisation, metallurgical recovery, and the accuracy of the economic assumptions supporting reasonable prospects for economic extraction including metal prices, and processing costs.

11.3.5.7	Mineral Resource estimate

The Mineral Resource estimate for SP16, with a cut-off grade of 0.4% ASCu, is shown in
Table 11.36. The Mineral Resource classification considers drillhole sample spacing, analytical analysis, metallurgical test work, and estimation confidence.

Table 11.36	Mineral Resource SP16 – 1 April 2025

		Cut-off	Tonnes	Total copper	Acid soluble copper	Total cobalt	Contained copper
Asset	Classification	ASCu%	Mt	TCu%	ASCu%	TCo%	ASCo%
SP16	Indicated	0.4	6.6	1.01	0.60	-	-

Notes:

•	Mineral Resources are reported with an effective date of 1 April 2025.

•	Mineral Resources are reported inclusive of Mineral Reserves.

•	A geological cut-off grade of 0.4% ASCu has been derived using a metal price of US$9,000/t Cu, in conjunction with typical historic mining modifying factors.

•	Tonnage and grade are rounded and this may result in computational discrepancies that are not material.

•	SP16 is a stockpile of broken mineralisation from the Mineral Resource.

•	Mineral Resources are 100% attributable to KCM.

11.4	Qualified Person’s opinion

It is the Qualified Persons’s opinion that the Konkola Mineral Resource block models are representative of the informing data and that this data is of sufficient quality to support the Mineral Resource estimate to Measured, Indicated, and Inferred confidence levels.

The Nchanga assets COP DF, Luano and COP E Extension informing data has been collected at different historic times, much in the absence of rigorous QAQC, and as a result not all input data is of the same quality. However, mining and processing has successfully been undertaken at both COP DF and COP E Extension in areas based on historic data. This does not wholly negate future uncertainty and additional drilling via select twin holes would be useful to verify some areas with older data. The grade estimation block models although created using all available data should be updated to include lithological interpretations (where absent) and consider the use of new estimation techniques. It is the Qualified Persons opinion that while there is room for improvement the resource estimations for the Nchanga assets COP DF, Luano and COP E Extension are representative of the informing data and are of a suitable quality for use as the primary input for reporting the Mineral Resource estimation to Indicated, and Inferred confidence levels.

It is the Qualified Persons’s opinion that the TD03, TD04 and SP16 volume, tonnage and grade are representative of the informing data and that this data is of sufficient quality to support the Mineral Resource estimate to an Indicated confidence level.

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12	Mineral Reserve estimates

12.1	Mineral Reserves

As of the effective date of this report, the defined Mineral Reserves for the Konkola Underground Mine remain limited in comparison to the total Mineral Resource. This reflects the status of drilling coverage, geotechnical and hydrogeological modelling, and mine design confidence required to support Mineral Reserve classification requirements. Measured and Indicated Mineral Resources are a relatively small proportion of the total Mineral Resource, being approximately twelve percent (12%) of the total Resource.

Based on the assessment of the Qualified Person, Mineral Reserves based on Indicated Mineral Resources have been classified as Probable Mineral Reserves, and Mineral Reserves based on Measured Resources have been classified as Proved Reserves. Any Inferred Mineral Resources included within the Mineral Reserves designs are carried at zero grade.

Ongoing mine planning is supported by short-term stope designs within areas of higher confidence. A phased drilling and data acquisition program is underway to improve geological confidence, address data quality gaps, and support future Reserve definition in line with classification standards.

Table 12.1	Summary of Mineral Reserves – 1 April 2025

Deposit	Classification	Tonnes (Mt)	Grade (TCu%)	Content (Cu kt)	Grade (TCo%)	Content (Co kt)
	Proven	3	2.9	93	0.06	2
Konkola UG	Probable	30	2.9	887	0.06	18
	Total	34	2.9	980	0.06	19
	Proven	-	-	-	-	-
Tailings Dam 03	Probable	9	0.8	65	0	0
	Total	9	0.8	65	0.0	0
	Proven	-	-	-	-	-
Tailings Dam 04	Probable	28	0.6	174	0.03	8
	Total	28	0.6	174	0.03	8
	Proven	3	2.9	93	0.06	2
KCM Total	Probable	67	1.7	1,126	0.04	26
	Total	70	1.7	1,219	0.04	28

Notes:

•	Classification of Mineral Reserves is in accordance with the S-K 1300 classification system.

•	Tonnes and grade are diluted values, any Inferred material within mined shapes is treated as zero grade waste.

•	The point of reference for the Mineral Reserves is defined at the point where the ore is delivered to the processing plant.

•	Mineral Reserves are 100% attributable to KCM.

•	Mineral Reserves estimation is based on a detailed mine design of individual mining activities.

•	Mineral Reserves for Konkola Underground Mine are estimated at an NSR cut-off value specific to each mining block, ranging from US$100/t to US$125/t.

•	NSR values in the Konkola Underground Mineral Resource model are estimated using a static long-term metal price of US$9,000/t Cu and US$28,000/t Co. The metal prices used in the cashflow assessment for the project, reflect varying metal prices consistent with long-term consensus price forecasts.

•	The NSR values in the model reflect metallurgical recoveries of 86.3% Cu and net recovery of 30% Co. Smelter recovery of 98.7%Cu and 60% Co.

•	Tonnage and grade are rounded and this may result in computational discrepancies that are not material.

•	A Mineral Reserve is an estimate of material, after application of appropriate modifying factors such as dilution and mining recovery, is delivered to the processing plant.

•	No cut-off grade is applied to the Mineral Reserve estimate of the tailings recovery process at TD03 and TD04 as the recovery method does not allow selectivity in recovery and all of the material is planned to be recovered and processed at the average grade of the whole deposit. The tailings recovery process is economically viable when assuming 100% recovery of the resource with no cut-off applied.

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12.2	Key assumptions, parameters, and methods used

The Konkola Copper Mine is located near Chililabombwe, Zambia, and was first discovered in 1924. It is an underground mining operation, with initial production beginning in 1957.

The underground operations are accessed by three vertical shafts, with primary access to the orebody via rail haulage levels and declines for mechanised machinery access closer to the orebody.

The mining methods, as described in following sections of this report, comprise mechanised mining methods using modern mechanised mining equipment. Mining methods include:

•	Development with jumbo drill rigs.

•	Longhole mining methods:

—	Panel stoping in the shallow dipping areas (< 35° dip).
—	LHOS mining method in the steeper-dipping areas (> 35° dip).

•	Planned mining activities include the use of paste fill as a backfill solution.

The Mineral Reserve estimate has been generated through a detailed mine planning approach which includes individual stope designs, estimates of dilution and mining recovery, detailed scheduling, cost estimation and financial analysis.

The recovery of the tailings dams TD03 and TD04 is planned to include the total recovery of the in situ material, leaving open land available for rehabilitation or another future use. The method comprises a combination of hydraulic mining and excavation of dry material with a loader and truck.

12.3	Modifying factors

12.3.1	Dilution and mining recovery

AMC have used a method called ELOS to quantify the degree of overbreak or sloughing that is estimated to occur in Konkola stoping operations. Overbreak refers to the extra rock that is unintentionally removed beyond the planned excavation boundaries, while sloughing is the gradual falling or caving of rock from the walls of an excavation.

The ELOS applied by mining method is:

•	Panel stopes are 1.0 m in the hangingwall.

•	LHOS have had an ELOS of 0.5 m in the hangingwall and 0.5 m in the footwall.

As the dimensions of each stope varies, the constant ELOS factor results in a variable planned dilution factor. The average dilution factor for Panel Stopes is 7% and for LHOS is 11%.

In addition to the ELOS allowance, an unplanned dilution factor is applied to the stopes. The unplanned dilution factor allows for dilution from hangingwall and footwall overbreak, floor dilution (backfill), and from backfill wall exposures.

Mining recovery factors allow for ore loss due to stopes failing (generally hangingwall failure), stope underbreak (generally due to the underperformance of the drill and blast function) and / or material that cannot be successfully mucked from stopes. The table below () summarises the mining recovery and dilution factors used to convert the resource tonnages to production tonnages.

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Table 12.2	Mining recovery and unplanned dilution estimates

Mining method	Mining dilution (%)	Mining recovery (%)
LHOS	5	95
Panel-Stoping	5	95
Ore Development	0	100
Waste Development	3	100

12.3.2	Cut-off value

A net smelter return (NSR) approach has been adopted for the Konkola Underground operations to determine the economic viability of mining each portion of the deposit. Rather than applying a traditional cut-off based solely on copper grade, an NSR value is assigned to each block in the Resource Block Model to reflect the estimated revenue that could be generated from both copper and cobalt, after deducting offsite processing, refining, and transport costs.

This NSR-based approach provides a more comprehensive economic assessment of material, accounting for by-product contributions such as cobalt and enabling improved value recognition in polymetallic zones. The use of NSR cut-off values also supports better integration of operational constraints and financial assumptions into long-term planning.

As part of the Konkola strategy optimisation process, AMC applied the HoV® methodology to evaluate a range of mining scenarios and their respective NSR thresholds. This optimisation considered production targets, development sequencing, processing capacity, and shaft hoisting limits, resulting in zone-specific NSR cut-off values ranging from US$50/t run-of-mine (ROM) to US$250/t ROM.

Key outcomes of the cut-off grade optimisation process include:

•	Improved economic selectivity through the application of differentiated cut-off values based on orebody geometry, depth, and development access.

•	Incremental Net Present Value (NPV) uplift of approximately US$0.8 billion, achieved by targeting higher-margin zones and deferring or excluding lower-value material.

•	Trade-off analysis between NPV maximisation and copper-equivalent production, ensuring that the applied cut-off strategy does not sterilise significant tonnages of potentially economic material.

•	Operational alignment with production rates between 5 Mtpa and >6 Mtpa, constrained by available shaft capacity and concentrator throughput.

The cut-off grade determination is supported by mine planning inputs and economic assumptions considered reasonable and appropriate by the Qualified Person. The selected NSR values reflect current and forecast metal prices, recovery rates, operating costs, and royalties. NSR calculation parameters reflect an effective date of 1 April 2025.

This methodology complies with S-K 1300 requirements by providing:

•	Transparent disclosure of the economic basis for resource and reserve classification.

•	Consideration of reasonable prospects for economic extraction.

•	Integration of modifying factors including metallurgical recovery, infrastructure capacity, and financial performance.

12.3.3	Konkola NSR

The NSR calculation for the Konkola Underground operation, processed through the Konkola concentrator and smelted at the Nchanga smelter, comprises the following key elements (see Table 12.3).

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Table 12.3	Konkola NSR elements (average across mining blocks)

Element Description	Units of measure	Value
Long term price
Copper	US$/tonne of refined Cu metal	9,000
	US$/lb of refined Cu metal
Cobalt	US$/tonne of refined Co metal	28,000
	US$/lb of refined Co metal
Net Recovery into Concentrate
Copper	%	89.12
Cobalt	%	30
Recovery through Smelter
Copper	%	98.7
Cobalt	%	60.0
Net recovery from ROM to Smelt
Copper	%	88.2
Cobalt	%	18.0
Transport, Refining and Freight Costs
Moisture content factor of concentrate	%	95
Copper grade in concentrate	%Cu	33
Payable metal factor for Concentrate	%	96.75
Transport Cost of Concentrate to Smelter	U$$/tonne of conc	62.5
Transport Cost per tonne of contained copper	US$/tonne of cont Cu Metal	191.9
Refining cost per Cu t in concentrate	US$/tonne Cu in Conc	412.57
Freight Cost	US$/dry tonne of concentrate	170.00
Payable Copper Penalty	US$/t recovered Smlt Copper	279.50
NET Achieved Price Copper (excludes royalty)	US$/tonne of Refined Cu Metal	7,167
NET Achieved Price Cobalt (excludes royalty)	US$/tonne of Refined Co Metal	7,000

12.3.4	Royalty payments

As a condition of the commercial and licensing agreement with the Government of Zambia, mining and processing production is subject to a royalty on copper (depending on the copper spot price). Mining and processing operations are also subject to 30% Corporate Income Tax, from which the royalty tax is deductible (see Table 12.4).

Table 12.4	Royalty charge relation to copper price

Price range	Rate (%)	Taxable amount
Less than US$4,000 per tonne	4	The first US$4,000 per tonne
Between US$4,001 and US$5,000 per tonne	6.5	The next US$1,000 per tonne
Between US$5,001 and US$7,000 per tonne	8.5	The next US$2,000 per tonne
US$7,001 per tonne or more	10	Balance

12.3.5	NSR cut-off value

The NSR cut-off values applied to differentiate between economic ore and waste have been applied to mining blocks, informed by the Strategy Optimisation exercise described above. These are shown in Table 12.5.

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Table 12.5	NSR cut-off by mining block

Mining block	NSR cut-off value (US$/t)
Konkola East	125
Konkola Flats	100
Konkola Extension	100
Bancroft North	100
Bancroft Central	100
Bancroft South	50

12.4	Mineral Reserve risk factors

In the opinion of the Qualified Person, the Mineral Reserves are subject to the type of risks that are common to underground mining operations and may be materially affected by the following risk factors:

•	Changes in realised metal prices from what was assumed.

•	Changes to the mining costs, processing and G&A costs used to calculate the cut-off grade.

•	Changes in local interpretation of mineralisation geometry or modelled continuity of mineralised ones.

•	Changes to geotechnical or hydrogeological design assumptions resulting in schedule delays, increased dilution, or reduced recoveries.

•	Changes to mining and metallurgical recoveries.

•	Changes in the long-term assumptions relating to product payability, marketability, and penalty terms.

•	Assumptions as to the continued ability to access the site, retain mineral tenure, obtain required environmental, mining, and other regulatory permits, and maintain a social license to operate with relevant stakeholders.

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13	Mining methods

KCM operates a range of mining areas across the Zambian Copperbelt. Mining methods are selected and adapted to suit the geological setting, orebody geometry, ground conditions, and infrastructure at each deposit. This section outlines the principal mining methods planned across KCM’s portfolio, with a specific focus on the Konkola Underground Mine and Nchanga mining complex. The location of these operations is shown in Figure 13.1.The outline for the various mining operations at Konkola and Nchanga are shown in applicable sections of this chapter.

The Konkola Underground Mine is one of the deepest and most geotechnically complex underground mines in the region. A combination of mining techniques is used to manage the steeply dipping and structurally variable Kirilabombwe orebody. Mining methods have been tailored to suit the variable dip angles, progressive deepening of the orebody, and the requirement for staged access and dewatering.

The Nchanga Mining Complex spans a broader range of geological variability and includes more geographical separation between key ore zones. Ore dips range from near-horizontal orientations that are mined by open pits methods, to steeply dipping zones, up to 70 degrees in the underground mining areas. Mineralised zones also vary significantly in thickness, ranging from 2 to 12 m, with localised zones swelling to over 15 m. This structural complexity combined with the wide spatial distribution of resources, has led to the application of multiple mining methods across the complex. These include conventional open pit mining, block caving and remnant stoping. Tailings reclamation and processing of low-grade stockpiles further contribute to overall feed to the concentrators and leach circuits.

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Figure 13.1	Location of KCM's Konkola and Nchanga Mining operations

Source: AMC, 2025.

As part of the KCM operations, Table 13.1 identifies the KCM operations that have been included as part of the LOM assessment.

Table 13.1	KCM LOM mining areas

Mining Zone	Orebody
Konkola Underground Mine (Konkola UG)	Konkola East Konkola Flats Konkola Extension Bancroft North Bancroft Central Bancroft South Bancroft Deeps
Nchanga Business Unit (NBU)

COP DF open pit (OP)

COP DF underground (UG)

COP E Ext UG

Nchanga UG TFQ – New West Mill

Nchanga UG BSS – New East Mill

Nchanga UG BSS – New West Mill

Recovery Blocks

Block A

Block K

Chingola B

Luano

Tailings reclamation (TD03, TD04, TD05, Kakosa)

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Areas that have been reviewed by AMC and identified as non-value adding or encroachment deposits, are shown below. These orebodies are currently excluded from the LOM plan.

Table 13.2	KCM mining areas excluded from LOM plan

Mining Zone	Orebody
Nchanga Business Unit (NBU)	Nchanga UG Upper Ore Body (UOB) Nchanga UG TFQ – New East Mill Kakosa North Kakosa South Fitwaola Nchanga LOB Block K Low-grade stockpiled ore (SP6, SP12, SP16)

In addition, the Nampundwe deposit is expected to contribute a significant volume of pyrite-rich feed, which, while typically uneconomic in its own right, presents an opportunity for supplemental sulphur content in the concentrate blends.

This section describes the mining approaches in detail for each area, addressing the link between orebody geometry, access strategy and production sequence. The mining method selection has been guided by considering the following factors:

•	Orebody geometry and dip.

•	Structural complexity and geotechnical conditions.

•	Depth of mining and proximity to old workings.

•	Rock mass quality and ground support requirements.

•	Dilution control and ore recovery.

•	Productivity and equipment constraints.

•	Proximity to existing infrastructure and access development.

•	Paste fill availability and backfill requirements.

•	Safety, ventilation, and operational risk management.

•	Capital and operating cost considerations.

These factors were assessed for each deposit to determine the most appropriate and cost-effective extraction approach, with the application of methods such as panel mining and longhole open stoping (LHOS), based on local conditions.

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13.1	Konkola Underground - Geotechnical considerations

A geotechnical assessment of Konkola Underground was completed to Pre-Feasibility Study (PFS) level, incorporating data from the AMC (2012) KDMP Life-of-Mine Plan and additional rock mass data provided by the site geotechnical team. This formed the basis for a reassessment of stope stability and ground support requirements for both stopes and lateral development.

13.1.1	Geotechnical design parameters

Two classification systems were used to assess the rock mass conditions and to develop design parameters:

•	Q-system (Barton et al., 1974): Applied to assess rock mass conditions in development. This system incorporates RQD, joint characteristics, water inflow, and stress reduction to classify rock mass quality to enable ground support type recommendations.

•	Modified Q′ system (Matthews et al., 1981; Potvin, 1988): Used for evaluating stope stability. This system omits water and stress terms to focus on joint-controlled stability some 10 m either side of the orebody in the hangingwall and footwall, for an assessment of stable stope dimension and an estimate for the potential of unplanned overbreak.

13.1.2	Geotechnical domains

The orientation of the orebody and associated mining areas are aligned with the dip of mineralisation and ground conditions. The orebody dips between 35° and 70°, with average thickness of 9 m. Konkola East and Flats orebody dips are relatively shallow with ground conditions ranging from fair to good, with localised poor-quality zones typically associated with weaker lithologies such as Unit A. The overall rock mass is competent with manageable stress levels. Ground support requirements are largely influenced by lithological variability and structural intersections. Stope stability will be influenced by the span of the relatively shallow dipping hangingwall.

The orebody steepens from Konkola Extension through the Bancroft zones. The deeper areas show greater variability in rock mass quality, ranging from very poor, particularly near faulted zones, to good. Increased stress magnitudes, rock mass relaxation, and plastic strain zones are evident at depth, especially in the hangingwall where structures intersect weaker units (e.g., Unit A and ore shale). These zones are more prone to deformation and overbreak, necessitating more robust support designs, particularly in development headings and stope hangingwalls.

Each zone was assessed independently to determine ground conditions and support requirements (Figure 13.2).

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Figure 13.2	Plan view map of the Konkola mine showing the geotechnical domains

Source: AMC, 2025.

13.1.2.1	Primary lithology units

Hangingwall quartzite

The hangingwall is typically a competent sequence of siltstones, sandstones, and shales, with interbedded dolomite and gabbro intrusions (KCM GCMP, 2022).

Occasional weak zones occur near the contact with the ore shale, where argillite-rich bands locally degrade into kaolinised material. Ground conditions generally range from good to fair, with isolated zones of poor ground, particularly in the deeper sections accessed via Shaft 4. Notably, Fault Zone 2650 within the hangingwall quartzite has been associated with ‘poor’ to ‘fair’ rock mass conditions.

Ore Shale

The Ore Shale is a variable siltstone unit with five subunits (A to E), with mechanical behaviour closely tied to dip and composition.

•	Unit A: is a weak, clay-altered siltstone that behaves like a shear surface, correlating with poor ground and higher dilution potential. Thickness increases with orebody dip.

•	Units B to E show improved rock strength, with Unit B being the most massive and competent. Unit D is gradational with carbonate bands, while Unit E marks the orebody top and progressively thickens.

Ground conditions in Shaft 3 are typically fair to poor, with weaker performance at Konkola Flats. Shaft 4 exhibits great variability, from very good to very poor, particularly near faulted zones.

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Footwall quartzite

The footwall quartzite supports much of the mine’s infrastructure and comprises conglomerates, sandstones, and aquifer-hosting formations. It is generally competent, although reduced strength is observed at lithological contacts.

In Shaft 3 zones, ground conditions near stoping areas range from poor to fair. Shaft 4 conditions are more favourable overall, ranging from fair to good, though poor ground has been noted in Bancroft North (2,700 mN to 2,800 mN) and Bancroft Deeps (200 mS to 1,000 mS).

13.1.2.2	Structural geology summary

The structural framework of Konkola Underground is influenced by major regional faults, a fault series local to the mine working, and the associated minor structural features, including bedding planes and joint sets. These structures influence rock mass behaviour, stress redistribution, and excavation stability.

Major structures

The two principal fault systems that dominate the regional setting are the Lubengele Fault to north of Shaft 3 and Luansobe Fault to south of Shaft 1 (Figure 13.3).

Within the mine workings the major structures include the Cross Fault, a brecciated zone with gouge infill up to 2 m wide, which presents a potential risk to development due to its brittle and low-strength nature. In total, 11 significant faults have been modelled within the mine area. These structures trend northeast-southwest and exhibit steep dips, often aligning sub-parallel or oblique to the orebody. When fault orientations align obliquely or sub-parallel to excavations, it modifies stress fields, which can enhance or destabilise excavations depending on their properties and geometry. The location of the modelled faults in relation to the mine workings is presented in Figure 13.4.

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Figure 13.3	Location of regional faults within the Konkola mine area

Source: AMC, 2025.

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Figure 13.4	Location of modelled faults within mine workings

Source: AMC, 2025.

Minor structures

The rock mass is further subdivided by three dominant joint sets:

1	Bedding: Typically found in the ore shale with a dip range of 15[o] to 70[o] in the fold axis (nose area), and 51o to 80 o is found in the fold hinges.

2	Oblique joints: Dipping from 33[o] to 74[o], these joints trend at angles relative to bedding, with variable spacing and roughness.

3	Cross joints: Typically, steeply dipping (54[o] to 87o), orientated perpendicular to bedding, though often weakly developed.

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Joint characteristics vary across the mine. In the northern limb, joints are closely spaced and often partially infilled with clay or rock fragments, reducing rock mass quality. Subsidiary faults tend to follow bedding or orebody geometry and commonly intersect major faults, resulting in structurally complex zones.

Stereographic projection of mapped data confirms the dominant joint and fault orientations, highlighting the need to consider wedge failure potential and fault reactivation in excavation design.

13.1.3	Geotechnical considerations for mining

13.1.3.1	Stope stability and design

Stope stability was assessed using the empirical modified stability graph method (Potvin, 1988; Villaescusa, 2014), supported by the Q′ system and stability modifiers for stress, jointing, and gravity. Stope designs were developed for varying orebody dips (25°, 55°, 70°), with analysis indicating generally stable conditions across most areas. Crown and hangingwall stability are improved with paste backfill, particularly in flatter-dipping zones controlled by the hangingwall span and strike length. Tactical pillar placement may be required near major structures.

Stopes are to be mined and backfilled sequentially, forming sill pillars where required. Site-specific reassessment is recommended during short-term planning using updated structural and mapping data. Cable bolt support will be required in zones of variable ground or low dip.

13.1.3.2	Stope dilution estimation

Dilution was evaluated using the ELOS method (Clark & Pakalnis, 1997). In fair ground, ELOS estimates are low, typically 0.5–1.0 m. Increased overbreak may occur in the Extension and Bancroft North areas, or where stopes intersect major structures. Drill and blast designs should be adjusted to limit overbreak near persistent structures. In flatter dipping areas stope support is likely to be required in the hangingwall to enable mineable stope strike lengths.

13.1.3.3	Infrastructure placement

Major infrastructure, including declines, should be placed in competent footwall quartzite, maintaining a standoff of at least 20 m from major faults. Alignment should minimise intersections with faults or aquifers. Raise bore assessments are recommended for ore passes and shafts in jointed or near-surface ground.

13.1.3.4	Crown pillar and subsidence risk

Crown pillar designs consider dynamic loading, structural influence, and blasting effects. Ongoing monitoring and review of open stopes and paste backfill are advised to maintain stability.

Historic shallow mining has resulted in surface subsidence. KCM manages these risks through its Subsidence and Sinkhole Management Plan (2022), aligned with Zambian regulations. AMC recommends satellite-based monitoring for regional subsidence linked to dewatering.

13.1.4	Ground support and numerical modelling

Ground support requirements at Konkola were assessed using the Q-system and wedge analysis methods. Indicative support designs were developed for decline, level access, and ore drive dimensions under varying ground conditions. The assessment confirmed that current support standards are broadly appropriate, though cable bolting is required in areas of poor ground quality, especially where fault zones or weak units such as Unit A are encountered.

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Unwedge modelling identified structurally controlled wedge failures as a potential hazard in certain development orientations. Intersection stability can be achieved with double-strand cable bolts, though high-stress areas and wide spans may require increased support or intersection redesign. Avoiding 4-way intersections at depth is advised to reduce instability risks.

Numerical modelling using FLAC3D was completed for both shallow and steeply dipping stoping zones. Results highlight stress relaxation and strain concentration around stope walls, with hangingwall displacement reaching up to 0.5 m in some areas. Plastic strain thresholds indicate that localised ground damage may occur near faults and in deeper zones, particularly where stopes or development intersect major structures.

Stress redistribution is more pronounced in poor ground conditions, and numerical models indicate that hangingwall instability risks increase with depth. Modelling of multiple mining options shows that designs incorporating regional or central pillars offer improved stability, with central pillars performing best overall.

AMC recommends:

•	Ongoing geotechnical inspections in areas approaching plastic strain thresholds.

•	Calibration of models using CMS and stope performance data.

•	Consideration of backfilling or sill pillars in critical zones.

•	Optimisation of drilling and blasting practices to reduce overbreak.

•	Implementation of a site monitoring program to track displacement and ground response.

13.2	Nchanga - Geotechnical considerations

Geotechnical assessments were completed for both underground and open pit operations at Nchanga, drawing on historical ground control plans and current observations. The underground mine comprises the UOB and LOB, while open pit assessments focus on NOP Cut II and the COP DF.

13.2.1	Nchanga Underground Mine

The Nchanga Underground Mine comprises two distinct orebody zones: the UOB and LOB. This section draws on the KCM Ground Control Management Plans (GCMPs) for the UOB (2013) and LOB (2023).

13.2.1.1	Rock mass conditions

Geotechnical characterisation based on Q-System and RMR classifications indicates that the LOB is generally defined by fair to very good ground conditions. Key units such as Arkose and Rhyolite-Gabbro exhibit competent behaviour, while Lower Banded Shale presents more variable quality. In the UOB, conditions are more heterogeneous, ranging from very poor to very good, depending on lithology. Particularly poor ground is associated with the Banded Siltstone Shale, while better conditions are observed in Arkose and TFQ units.

No in situ stress measurements have been conducted. However, field observations suggest that mining along strike increases joint opening and localised rock mass damage. Minor rock spalling has been reported near fault zones and around remnant pillars. Seismic monitoring is not currently installed.

13.2.1.2	Structural observations

The LOB features moderate to steeply dipping joint sets with flat bedding, whereas the UOB includes moderately dipping structures with smooth, planar surfaces. These may present stability challenges where weathering is present. Both GCMPs provide protocols for managing structural risks, although AMC recommends updating these documents to reflect current best practice.

13.2.2	Geotechnical considerations Nchanga open pits

This section summarises the geotechnical findings for the KCM open pits, including the NOP and the COP DF. The primary focus is on COP DF, where further development is planned.

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13.2.2.1	Nchanga open pit

The Nchanga Mineral Resources are situated around the northern edge of the township of Chingola. Figure 13.5 shows the aerial photo and locations of open pits at Nchanga. This geotechnical gap analysis to identify fatal flaws covers both NOP Cut II and COP DF open pits with the priority focus on COP DF.

There is a good knowledge of the geology and hydrogeological units around the Nchanga Open Pit area. There appears to be ongoing slope monitoring at both NOP Cut II and COP DF pits using pit inspections, Slope Stability Radar (SSR) and prism systems. The ground water monitoring is undertaken regularly at COP DF and water level measurements are up to date.

Figure 13.5	Aerial photo and locations of open pits at Nchanga

Source: AMC, 2015.

NOP Cut II

NOP Cut II is the largest historic open pit at Nchanga, previously mined to a depth of 435 m and partially backfilled. The orebody dips north at ~25°, with mineralisation hosted in Feldspathic Quartzite (TFQ) and Upper Banded Shale (UBS). The north wall (hanging wall) maintains a stable slope of ~42°, while the footwall follows the orebody dip.

A formal geotechnical design review has been completed, supported by slope monitoring via SSR, pit inspections, and prism systems. However, AMC notes the absence of piezometers in Cut II as of the 2020 GCMP and recommends reviewing groundwater instrumentation to better assess pore pressure and dewatering effectiveness.

Bench design includes 15 m high benches with varying face and stack angles depending on elevation and lithology. Dewatering is managed via two sumps that feed into underground drainage systems for surface treatment.

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Geotechnical domains

NOP Cut II geotechnical domains are shown in Figure 13.6 (GCMP, 2020).

Figure 13.6	NOP Cut II geotechnical domains

Source: GCMP, 2020.

Geotechnical design

A formal geotechnical design review has been conducted for NOP Cut II. Mapping from existing pit exposures were used as the primary data source for identifying areas of poor rock quality within the pit design. The design parameters are presented in Table 13.3.

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Table 13.3	NOP Cut II design parameters

Location	Stack	Bench height (m)	Bench face angle (°)	Bench width (m)	Stack angle (°)	Elevation
	Upper	15	38	9 - 12	20	URD
North wall (hangingwall)	Middle	15	60	9 - 12	35	Above CDOL
	Lower	15	70	9 - 12	48	Below CDOL
South wall (footwall)	Overall	15	70	9 - 12	Follow dip of TFQ	Overall wall

13.2.2.2	COP DF Pit

COP DF is a separate and currently active open pit area, located southwest of the exhausted COP A, COP C, and COP E pits. The pits are planned to reach ~270 m depth (Pit F) and ~345 m depth (Pit D).

Mineralisation occurs within the Arkose Formation, adjacent to the basement unconformity, with the hanging wall located in the lower banded shale. Rock types include feldspathic quartzites, calc-schists, and local conglomerates.

Daily groundwater level monitoring and active dewatering are in place via surface and in-pit boreholes targeting key aquifers (URD, Chingola Dolomite, Banded Sandstone). A geotechnical domain model supports slope design and ongoing monitoring.

Geotechnical domains

Geotechnical domains determined by KCM for the COP DF are presented in Figure 13.7.

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Figure 13.7	COP DF geotechnical zones

Source: GCMP, 2020.

13.2.3	Key geotechnical risks, findings, and recommendations

13.2.3.1	Key geotechnical risks - COP DF open pit

Key geotechnical risks for COP DF open pit include:

•	Western Wall: Historical tension cracks and circular failures were observed in the northwest pit sector. Geotechnical assessment is recommended to manage and implement appropriate design and controls.

•	South Wall: A major wall slip in 2012 involved toppling and circular failure. While material has stabilised, a wide berm was established to mitigate future risk. Geotechnical assessment is recommended to manage and implement appropriate design and controls.

•	Additional hazards include slab collapses from unterraced high walls and low rock mass strength zones.

•	Ongoing slope monitoring and regular review of groundwater behaviour and slope conditions are recommended.

•	Mapping the open pits slopes for voids relating to artisanal mining is recommended implementation of a void management plan.

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13.2.3.2	Geotechnical rock mass data collection

Limited geotechnical drilling has been undertaken at KCM to fully characterise the rock mass and localised structural features. AMC recommends the following:

•	Expand geotechnical logging and core orientation coverage future resource infill drilling.

•	Undertake core sampling and laboratory testing to support rock property assessments.

•	Conduct in situ stress testing at depth to confirm the stress field.

13.2.3.3	Update assessments

The additional geotechnical data should be used to confirm the geotechnical domains and update or confirm the supporting information including:

•	Update the rock mass classification, stope spans, and ground support assessments based on the new information.

•	Assessment for in situ stresses.

•	Assessment of minor structures.

•	Seismic monitoring assessments.

•	Models of faults and large-scale structures which could impact development or stoping.

•	Define the material properties and conduct numerical modelling to assess the stability of long-term infrastructure, stopes, and stoping sequence.

The assessments should be revised to a higher level of detail using the updated information. This would include:

•	Stope stability assessments according to local ground conditions, including the potential impact of large-scale structures.

•	Geotechnical stability assessment of any planned raise bore shafts using established empirical methods (e.g., McCracken and Stacey).

•	Consideration should be given in mine design to the location of poor ground associated with possible faults for the placement of infrastructure. Large spans should be avoided in these areas, and development should be oriented perpendicular to faults.

•	Once available, conduct updated numerical modelling of the mine designs to determine the mining sequence, infrastructure stability, and pillar or backfill stability.

13.2.3.4	Monitoring

Ongoing monitoring in the existing mined areas will be important to develop an understanding of the actual performance of all excavations, development and stopes. AMC recommends the following monitoring:

•	Routine visual monitoring is recommended for all operating slopes, stopes and development to monitor deterioration of the rock mass and ground support.

•	Complete damage mapping monthly (including laser scanning if possible) to monitor changes in the ground conditions.

•	Stope sequence (track the stope sequence in relation to the damage mapping at least yearly to monitor large scale effects).

•	Determine future high stress and deformation locations, such as regional rib pillars, for dedicated rock mass classification and monitoring. Implement targeted convergence monitoring and depth of damage assessments at both high and low stress sites using extensometers and / or open holes.

•	Determine future high stress and deformation locations, such as rib pillars, for dedicated rock mass classification and monitoring. Implement targeted convergence monitoring and depth of damage assessments at both high and low stress sites using extensometers and / or open holes.

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•	Quantify variability of rock mass properties and associated mechanisms and mechanical response to previously defined rock mass characteristics determined from the available drilling and mapping data.

•	Undertake structural mapping to locate faults and shears and update structural model.

•	Revise ground support standards and mine design as strength response of material becomes better understood at depth.

•	Inspect intersections to ensure to ensure the ground support is appropriate for the current ground conditions.

•	Maintain surface subsidence monitoring and consider satellite monitoring for regional subsidence effects.

13.2.3.5	Geotechnical hazard management

AMC recommends a review of the current systems and processes that formally manage the geotechnical hazards associated with underground mining. This involves defining the implementation of measures and their interaction with other operational processes. Geotechnical hazard management consists of these main elements:

•	A GCMP, both open pit and underground.

•	Trigger Action Response Plans (TARP).

•	A geotechnical hazard register, which includes all current geotechnical hazards including development and stope hazards, the status of each hazard, and the strategy for risk management of each hazard.

•	Seismic monitoring plan.

•	Subsidence monitoring plan.

•	Void management plan.

13.3	Hydrogeology

The hydrogeological conditions across the KCM assets vary significantly, directly impacting dewatering strategies, groundwater inflows, and overall water management. These variations are primarily controlled by structural features, lithological permeability, and the presence of major fault and fracture networks. Regional fault systems and lithological interfaces act as primary groundwater conduits, influencing the connectivity between aquifers and mine workings. As a result, groundwater inflow rates differ across mining zones, necessitating tailored dewatering solutions.

The geological setting of the operation consists of a sequence of sedimentary and metamorphic units with varying degrees of permeability and water-bearing capacity. Structural deformation has further influenced hydrogeological conditions by creating preferential groundwater flow paths, particularly in fault zones and fractured lithologies. Understanding the hydrogeological characteristics of each unit is crucial for optimising dewatering efforts and minimising operational risks associated with excess water ingress.

13.3.1	Hydrogeology - Konkola Underground

The hydrogeological regime at Konkola Underground is characterised by fractured, permeable fault zones within schists and dolomites that require extensive dewatering. Less permeable lithologies such as quartzites and shales act as hydraulic barriers. Substantial historical inflows have necessitated a robust pumping system to maintain safe and efficient operations.

13.3.2	Dewatering volumes and rates

Groundwater inflows average ~350,000 m³/day, with inflows concentrated at levels 720L and 950L. Most discharge is pumped via VS1F (60%) and VS1B (30%) shafts using three main pump stations at 985L, 690L, and 370L. Future inflows are projected to increase moderately with depth. Estimated annual power costs for dewatering are ~US$95M.

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13.3.3	Chingola dolomite

The Chingola dolomite is a regionally connected aquifer with a flat-water table at ~500L. Subsidence-related cracks tap into this aquifer, providing recharge to the mine. The Mwashia shale acts as a semi-confining layer (Figure 13.8).

Figure 13.8	Cross section showing the interconnected nature of the Chingola dolomite (light blue) between KCM (right) and Lubambe (left)

Source: AMC, 2025.

13.3.4	Recharge

Recharge is driven primarily by rainfall, with 50–75% of mine water originating from surface infiltration and 25–50% from recirculation. Estimated recharge is ~200–300 mm/year across a 250 km² area. InSAR shows infiltration across the subsidence zone (Figure 13.9).

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Figure 13.9	Subsidence area shown on InSAR ascending image

27°49'E
27°52'E
27°55'E
SNT Ascending
12°17'S
12°20'S
12°23'S
12°26'S
N
Chililabombwe

TITLE

Subsidence area shown on InSAR ascending image

Konkola Copper Mines plc

AMC consultants mine smarter

Source: AMC, 2025.

13.3.5	Dewatering system and boreholes

Dewatering relies on a combination of crosscut and drainage hole systems targeting both the footwall and hangingwall aquifers. Crosscuts are spaced approximately every 500 m along strike and provide access for installation of drainage holes, which are drilled upward into the hangingwall and downward into the footwall.

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A future drilling program aims to deliver ~48,000 m/year of drill length to support sustained depressurisation of the host rock. This approach will be critical to achieving pressure reductions ahead of production development and minimising water ingress into the mine workings. Drilling infrastructure is expected to include ~12 drainage holes per crosscut, with hole lengths typically between 200 to 350 m.

Test well DW01, drilled into the Chingola dolomite, demonstrates high hydraulic conductivity with minimal drawdown under current pumping conditions (~1,800 m³/day). The low drawdown confirms regional interconnectivity of the dolomite and reinforces its role as the principal groundwater contributor to the mine system.

13.3.6	Water quality

The overall discharge water quality shows near-neutral pH, and major ions within target limits for both HWA and FWA. TSFs water has alkaline pH and elevated nitrate and chloride (beneficial to maintain separation of water pumped from UG from TSFs water). Total suspended solids (TSS) is the key challenge, along with potential copper and zinc levels which occasionally exceed guideline limits of 100 mg/litre.

13.3.7	Mine schedule and dewatering plan

Short-term mining (next 5 – 7 years), activities will focus on the currently dewatered zones of Konkola East, Konkola Flats, and Konkola Extension, where groundwater inflows are better understood and controlled. This allows mining to progress without requiring major new infrastructure in the immediate term. Figure 13.10 shows the currently inferred phreatic surface based on measurements from the available shut in holes. A pressure head of about 150 m (200 psi) can be inferred for the 720L.

In the longer term, production from deeper zones, particularly the Bancroft sector, will be contingent on the timely development of the 1390L pump station and associated dewatering infrastructure. This pump station is essential for enabling mining below 950L and unlocking deeper reserves.

Dewatering efforts must be synchronised with the mine schedule to avoid production delays and to ensure safe working conditions. As mine development progresses along the full 12 km strike of the orebody, inflows are expected to fluctuate, with short-term spikes projected to exceed 450,000 m³/day. Additional pumping capacity and infrastructure upgrades will be critical to maintaining production continuity and managing inflow variability.

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Figure 13.10	Currently inferred phreatic surface based on measurements from shut in holes

Source: AMC, 2025.

Figure 13.10 and Figure 13.11 show the planned hangingwall dewatering cross-cuts located every 500 m strike length. In total, there will be about 15 dewatering cross-cuts per level. Given that the main constraint on ore production has historically been slow footwall development because of water, a more systematic dewatering hole drilling plan will be required. This is currently expected to be:

•	Crosscuts driven from the dewatering level towards the ore shale every 500 m spacing along strike to provide drilling access for advanced dewatering holes.

•	Drill stations will be about 100 m into each crosscut.

—	The goal is: (i) to depressurize the cross-cuts through the footwall in advance of the face, and (ii) to dewater the production development and workings in the ore shale. Given the wider spacing of the footwall dewatering crosscuts, lateral holes will also be required between the crosscuts.

—	Most holes can be drilled at less than 45° (upward), but some holes will need to be drilled at steeper angles due to the dip of the orebody and the need to get the higher holes.

—	For each crosscut, the budget should be about 4,000 m of drilling for the array of holes from the drill stations and any cover holes that may be required in advance of the crosscut.

•	The crosscuts will be terminated about 20 m short of the ore shale (i.e. they don’t go into the hangingwall). A total of 12 drainage holes into the hangingwall is currently assumed: three at 45° up, six at 20° up, and three flat, for a total of 4,000 m of drilling into the hangingwall. The holes would go 5-10 m past the HWA and would terminate within the Shale with Grit.

•	Drilling will be carried out at a nominal diameter of 125 mm using LM110 drills (or similar). Most hole lengths would be between 200 and 350 m. Planning should currently assume a total of about 48,000 m per year drilling (based on six crosscuts being advanced per year), so a minimum of three dewatering drills will be required.

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Figure 13.11	Rotated section showing the planned footwall dewatering drilling

Source: AMC, 2025.

13.3.8	Future dewatering rates

Planned depressurisation using crosscut-based drainage holes will enable 30–50 m pressure reduction in ~6 months with localised inflows of 45,000–60,000 m³/day. Long-term capacity must exceed current system (~360,000 m³/day), aiming for 500,000 m³/day. Current estimated inflow rates are shown on Table 13.4.

Table 13.4	Indicative future mine inflow rates for the next 7-year mine plan

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7
Konkola East 720L	150,000	170,000	140,000	100,000	70,000	60,000	50,000
Konkola East 800L	40,000	30,000	30,000	40,000	60,000	30,000	20,000
Konkola East 870L			30,000	30,000	50,000	50,000	60,000
Konkola Flats 720L	35,000	45,000	55,000	50,000	20,000	20,000	10,000
Konkola Flats 800L			10,000	30,000	40,000	50,000	40,000
Konkola Flats 870L				20,000	40,000	40,000	60,000
Konkola Extension 720L	60,000	60,000	40,000	20,000	20,000	20,000	10,000
Konkola Extension 800L			20,000	40,000	40,000	40,000	30,000
Konkola Extension 870L				10,000	20,000	40,000	50,000
Total 970L and below	95,000	95,000	95,000	80,000	70,000	70,000	90,000
Total dewatering rate	380,000	400,000	420,000	420,000	430,000	420,000	410,000

Notes: Flow rates in m3/day. Assumes no major ground collapse or rapid subsidence.

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13.3.9	Pumping infrastructure – Konkola Underground

The current pumping infrastructure consists of staged systems at 370L, 690L, and 950L, with most inflows handled via VS1F and VS1B shafts. The 950L station is presently the deepest in operation. However, mining below this level, particularly in the Bancroft sector, requires the development of a new pump station at 1390L, along with new drainage drives at 1150L and 1350L, to provide the necessary dewatering capacity and operational redundancy (Figure 13.12).

Upgrades to the existing systems at 690L and 370L are required to increase the pumping rate beyond the current ~360,000 m³/day limit. Planned enhancements include additional pump columns, expansion of settlers and sumps, and optimisation of water handling networks. The target capacity is at least 450,000–500,000 m³/day to accommodate projected peak inflows and ensure resilience during high-water events or power disruptions.

Energy-efficient technologies such as variable frequency drives (VFDs) and automated pump control systems are recommended to reduce operating costs and improve performance. Redundant power supply systems, including diesel generators and ring-fed power lines, are also essential to mitigate the risks associated with load shedding and grid failure.

Emergency infrastructure includes a combination of control valves on dewatering boreholes, penstock valves, surge barriers, flood control doors, and temporary storage in haulage and drainage drives. These systems are critical for responding to short-term pump failures and allow the mine to manage water until backup systems are operational.

Figure 13.12	Konkola Mine dewatered, developed, and mined

Source: AMC, 2025.

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13.3.10	Konkola Underground water management infrastructure

Konkola’s underground water management system incorporates a range of control and containment measures to manage inflows and ensure infrastructure protection:

•	Control valves on dewatering boreholes allow water to be temporarily shut in during pump failures or power outages. Valves are prioritised by flow rate, with higher-flow boreholes closed first. There were 48 such boreholes at 950L during the 2008 national power outage.

•	Settlers and sumps provide sedimentation capacity and buffer inflows before pumping. Settlers slow flow to drop suspended solids; sumps store water for transfer to pump stations.

•	Surge barriers are temporary blockades in drainage and haulage drives to divert water from critical infrastructure (e.g., No.1 shaft).

•	Penstock valves, located near the 950L flood control door, regulate flow to downstream pumping systems and are closed once sump capacity is exceeded.

•	Flood control doors on 950L and 850L protect key pump stations during extreme inflow events. Timing of closure is linked to available storage and system response.

•	Emergency storage is provided by accessible drives on the footwall side. During major inflow events, these areas offer temporary containment for up to ~2 hours before further controls must be activated to protect infrastructure.

13.3.11	Upgrade of existing pumping infrastructure

In the medium term (12-18 months), there is a need to upgrade the existing infrastructure from the current 370,000 m3/day to at least 450,000 m3/day. The upgrade works are shown in red on Figure 13.13 and should include:

•	690 mL (five additional pumps; and two to three pump columns).

•	370 mL (three Pump Columns).

•	Water storage sumps and settlers, drain drives and dewatering crosscuts.

The series of projects required to complete the upgrade works will require close focus and significant financial support. The pipe columns are 500 mm in diameter and the pipe is a long-lead order item. This is an example component of the system that demonstrates the complexities that will likely be encountered whilst attempting the upgrade works.

The integration of energy-efficient technologies, such as VFDs and automated control systems, is also recommended to optimise power consumption and reduce operational costs. Such improvements would not only enhance system performance but also contribute to the overall sustainability of the mining operation.

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Figure 13.13	Dewatering schematic, with required upgrades shown in red

Source: AMC, 2025.

13.3.12	Risks

Due to continuous high groundwater inflows and significant pumping head, the dewatering system and associated emergency procedures must remain robust and highly reliable. Plans must account for power failures, ensuring back-up systems and clearly defined TARPs are in place.

Proactive maintenance and defined KPIs, for pump reliability, flow rates, and energy use; are essential to optimise system performance. In emergencies, short-term inflow reduction (e.g., closing dewatering valves) and underground water storage are key to preserving time for backup power restoration.

The two-day national power outage in January 2008 tested these procedures under real conditions. Groundwater inflows (~292,000 m³/day) were partially managed by closing borehole valves, temporarily reducing inflows and allowing activation of flood doors and emergency systems.

Emergency protocols should be reviewed quarterly, with audits identifying gaps and maintaining the integrity of the underground water management system. The 2008 event and subsequent outages have reinforced the importance of ongoing readiness and redundancy.

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13.4	Existing mining – Konkola Underground

Konkola Underground extracts ore from the Kirilabombwe anticline orebody using three principal production shafts: 1 Shaft, 3 Shaft, and 4 Shaft. These shafts support mining across two main areas referred to as the 3 Shaft and 4 Shaft mining areas. The operation commenced in 1957 with the commissioning of 1 Shaft, followed by 3 Shaft in 1963 and 4 Shaft in 2007. While 1 Shaft remains in use for personnel and supplementary hoisting, 4 Shaft is now the primary hoisting shaft in the southern portion of the orebody.

The two mining areas are separated above the 720-m level by a geologically barren zone approximately 1.5 km wide. This zone lacks economic mineralisation and is primarily composed of unmineralised lithologies. It presents a natural boundary between the historically distinct 3 Shaft and 4 Shaft operations. Despite this separation, underground development has since connected the two areas, allowing for integrated haulage and dewatering systems.

Three principal mining methods are employed at Konkola Underground: Longhole Open Stoping, Post Pillar Cut and Fill, and a Hybrid Overcut and Bench method. The selection of each method is based on orebody dip, ore thickness, ground conditions, and infrastructure availability. These methods are applied within specific mining zones as summarised in Table 13.5. Ongoing refinement of the mining approach supports improved recovery, stability, and alignment with long-term production planning.

Table 13.5	Mining methods currently employed by mining area at Konkola Mine

Mining area	Boundaries	Orebody dip (o)	Orebody thickness (m)	Primary mining method(s)	Backfill
Bancroft North	1,750 – 3,000 mN	45 to 70°	6 to 10 m	Longhole Open Stoping (LHOS)	Planned
Bancroft Central	1,000 – 1,750 mN	45 to 65°	5 to 9 m	LHOS	Planned
Bancroft Deeps	100 mS – 1,000 mN	55 to 70°	6 to 10 m	LHOS	Future (awaiting infrastructure)
Konkola Extension	3,000 – 4,000 mN	25 to 50°	5 to 10 m	LHOS, PPCF, Hybrid Overcut & Bench	Mixed (some unfilled zones)
Konkola Flats	4,200 – 4,800 mN	10 to 25°	10 to 13 m	Post Pillar Cut and Fill (PPCF)	Active
Konkola East	0 – 2,400 mW	30 to 60°	6 to 12 m	LHOS	Planned

13.5	Planned mining methods - Konkola Underground

Planned mining at Konkola Underground aims to progressively unlock deeper mineralised zones through staged dewatering and infrastructure upgrades. The mine will continue to rely on the application of LHOS, Post Pillar Cut and Fill (PPCF), and Modified Overcut and Bench (MOCB) methods, selected based on orebody geometry, dip, and prevailing ground conditions. These methods will be deployed in different areas of the mine according to updated geotechnical assessments and the evolving dewatering strategy.

The long-term mining vision incorporates expansion below the 1040L in the 4 Shaft area and continued extraction across dewatered sections of the 3 Shaft area. Target zones include Bancroft North, Bancroft Central, and Bancroft Deeps in the 4 Shaft area, as well as Konkola Flats, Konkola East, and Konkola Extension in the 3 Shaft area. Mining below 950L in 4 Shaft remains contingent on the commissioning of the 1390L pump station and associated infrastructure.

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Mining methods have been selected based on orebody geometry, depth, and ground conditions, with all areas anticipated to make use of variations of LHOS or panel stoping. In flatter or structurally complex areas, support-intensive approaches and paste fill are expected to be required to maintain excavation stability. Paste fill will also be used in the majority of steeply dipping zones, particularly where structural complexity is anticipated at depth. Areas accessed via Shaft 4, such as Bancroft South and Bancroft Deeps, represent the deepest high-grade targets, while Konkola East remains an exploratory and developmental area where the final mining method may vary depending on local orebody characteristics. A summary of the planned mining methods for the Konkola UG, is provided in Table 13.6.

Table 13.6	Konkola Underground mining methods

Ore zones	Mining method	Summary
Konkola East	LHOS and panel stoping	•	Exploratory / developmental area; method subject to geometry.
		•	Moderately to steeply dipping (50–70°) in upper / mid sections; flattens at depth (<45°). Method zoned by dip. Paste fill required for both.
Konkola Flats	LHOS and panel stoping	•	Flatter, bullnose geometry with variable dips. Requires zoned extraction. Central to regional stress transfer; high fill reliance.
		•	Paste fill.
		•	Likely to use support-intensive methods.
Konkola Extension	LHOS (Blind Stoping)	•	Steeply dipping (45–70°). Structural complexity at depth.
		•	Minor folding and drag structures.
		•	LHOS preferred; panel stoping possible in localised flatter areas.
		•	Paste fill.
Bancroft North	LHOS (Blind Stoping)	•	Steeply dipping; increasing structural complexity at depth. Blind LHOS with paste fill.
		•	Paste fill
Bancroft Central	LHOS (Blind Stoping)	•	Steep dips with structural complexity at depth. Paste fill required to manage crown and rib stability.
Bancroft South	LHOS	•	Zone with steepest orebody dip; high-grade target accessed via Shaft 4.
		•	Paste fill planned.
Bancroft Deeps	LHOS	•	Deepest mineralised zone and high-grade target.
		•	Paste fill recommended as mine deepens to preserve stability.
		•	Shaft 4 access.

13.5.1	Mining dilution and recovery factors

Mining recovery and dilution estimates at Konkola are based on AMC’s use of the Equivalent Linear Overbreak / Slough (ELOS) method, which quantifies unintended material loss or gain during stoping. ELOS values were applied as follows:

•	Panel stopes are 1.0 m in the hangingwall.

•	Long Hole Open Stopes have had an ELOS of 0.5 m in the hangingwall and 0.5 m in the footwall.

Due to varying stope geometries, these ELOS values translate to average planned dilution of 7% for panel stopes and 11% for LHOS. Additional unplanned dilution accounts for sloughing, backfill contact, and floor material.

Recovery factors account for losses due to stope underbreak, failed mucking, or structural failure. Table 13.7 summarises the mining recovery and dilution factors used to convert the resource tonnages to production tonnages.

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Table 13.7	Mining recovery and dilution estimates

Mining method	Mining dilution (%)	Mining recovery (%)
LHOS	5	95
Panel-Stoping	5	95
Ore Development	0	100
Waste Development	3	100

13.5.2	Mine design

The underground mine design at Konkola incorporates a series of capital and operating developments to support LHOS and panel stoping across varying geotechnical and orebody conditions. Key development types, dimensions, gradients, and scheduling assumptions are summarised in
Table 13.8.

Table 13.8	Key development designs

Development type	Dimensions (W x H, m)	Profile	Gradient	Typical length / notes	Rate (m/month)	Classification
Declines & Inclines	5.5 x 5.5	Arched 1 m	±1:7 to ±1:8	500 m spacing, 60 m standoff from orebody	50	Capital
Rail & Haulage Drives	5.0 x 5.0	Arched 1 m	±1:200	One per decline loop, fed by ore / waste passes	50	Capital
Drainage Drives	4.5 x 4.5	Arched 1 m	±1:200	Linked to Shaft 4 pump system	50	Capital
Level Accesses	5.5 x 5.5	Arched 1 m	±1:50	80–150 m (LHOS), up to 250 m (panel stoping)	50	Capital
Return Air Drives	5.0 x 5.0	Arched 1 m	+1:50 (or ±1:7)	T-configurations near decline access	50	Capital
Fresh Air Drives	4.5 x 4.5	Arched 1 m	+1:50 (or ±1:7)	Located off decline and access crosscuts	50	Capital
Stockpiles & Loading	5.5 x 5.0	Arched 1 m	Flat	17.5 m (standard), 60 m (LHOS stockpiles)	50–60	Capital
Sumps	4.5 x 4.5	Arched 1.5 m	Flat	Two per crosscut, 12.5 m each	50	Capital
Diamond Drill Drives	5.0 x 5.0	Arched 1 m	Flat	30 m every second decline loop	50	Capital

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Figure 13.14 to Figure 13.15 illustrates typical loading configurations for LHOS and panel stoping areas.

Figure 13.14	Plan view of a loading level

Ore Passes
Return Air Drives
Stockpiles
Ore Pass Access
Fresh Air Drives
Stockpile
Decline
Return Air Drives
Sump
Stockpile
Sump
Ore Drive
Ore Drive
Y
X
Z

TITLE

Schematic of a plan view of a loading level

Konkola Copper Mines plc

AMC consultants mine smarter

Source: AMC, 2025.

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Figure 13.15	Isometric view of the loading system (LHOS)

Source: AMC, 2025.

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In the panel stoping area in Konkola Flats, a centralised loading area has been established (Figure 13.16), with all ore to be trucked to the loading area.

Figure 13.16	Isometric view of the loading system (panel stoping)

Source: AMC, 2025.

13.5.3	Mining operations

The Konkola Underground operation manages material movement through a structured haulage network that accommodates both ore and waste. Waste is largely hoisted to surface and processed or dumped, while ore follows designated tramming and hoisting routes to the surface concentrator. Handling systems differ by mining area and depth, reflecting the complexity of the orebody layout.

13.5.3.1	Waste rock management

Waste rock from development headings is generally transported to surface, except for limited quantities in the Konkola Flats area. In this zone, selected development waste is temporarily deposited into open stopes and later recovered through lower access levels for use as backfill in panel stoping operations.

Across the remainder of the mine, waste is transported using the same tramming levels as ore but is segregated at tipping points. Dedicated waste tips are positioned adjacent to ore tips on the 590 mL, 875 mL, and 950 mL tramming levels. Waste is then delivered to shaft-specific passes and hoisted to surface, following this distribution:

•	Waste hoisted via 3 Shaft is trucked to the 3 Shaft waste dump.

•	Waste hoisted via 1 Shaft and 4 Shaft is conveyed to the 1 Shaft waste dump.

At surface, both dumps are equipped with crushing plants that process the waste rock into construction-grade aggregates for internal use or sale.

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13.5.3.2	Ore handling

Ore from stoping and development activities is collected using load haul dump (LHD) units and transferred to haul trucks. Trucks transport the ore to local tipping boxes positioned above the main tramming levels. From these points, the ore is transferred into rail cars and trammed to the shaft-specific tipping points for crushing and hoisting.

Material movement is dictated by both the mining area and the level of origin. Table 13.9 summarises the ore routing by area and tramming level.

Table 13.9	Materials handling locations

	Mining location		Tip location
Mining area	Level	Section	Level	Section	Tramming level	Shaft hoisting route
	610 mL	600 mW-475 mW	520 mL	1,720 mW	590 mL	3 Shaft
Konkola East	700 mL	1,000 mW-800 mW	520 mL	1,865 mW	590 mL	3 Shaft
	760 mL	2,200 mW-2,230 mW	760 mL	2,850 mN	875 mL	1 Shaft or 4 Shaft
Konkola Flats	760 mL	2,520 mW-4,200 mN	760 mL	2,850 mN	875 mL	1 Shaft or 4 Shaft
Konkola Extension	825 mL	3,700 mN-3,200 mN	760 mL	2,850 mN	875 mL	1 Shaft or 4 Shaft
	850 mL	3,600 mN-3,645 mN	840 mL	3,600 mN	875 mL	1 Shaft or 4 Shaft
Bancroft North	1,020 mL	2,475 mN-2,440 mN	930 mL	2,120 mN & 2,475 mN	950 mL	1 Shaft or 4 Shaft

13.5.4	Backfill – Konkola Underground

Backfilling is a critical component of the planned mining operations at Konkola, supporting stope stability, minimising surface subsidence, and enabling safe recovery of secondary stopes. Due to historical limitations with hydraulic fill systems, AMC recommends the following:

•	AMC recommends new paste fill system to replace historic hydraulic fill due to poor recovery rates and unreliable strength.

•	A 3 Mtpa system capacity, supporting Konkola East, Flats, and Extension.

A summary of the backfill infrastructure and strategic recommendations is provided in Table 13.10. The current hydraulic fill infrastructure is largely decommissioned or incomplete, with poor coarse tailings recovery previously constraining fill strength and performance. The proposed paste fill system incorporates filtration, cyclone classification, binder dosing, and dual-stage high-pressure pumping.

Table 13.10	Backfill infrastructure and strategic recommendations

Element	Existing status	Recommendation
East Fill Plant	Decommissioned	N/A
West Fill Plant	Only tanks in use	Consider rehab for Bancroft
Waste Rock Crusher	Incomplete	Not feasible
Paste Plant	Proposed at #3 Shaft	Fully new facility with tailings filtration and binder mixing

The system is designed to operate at approximately 72.8% solids content by weight, delivering paste at up to 200 m³/hr through a tandem-pump reticulation system. The estimated transit time to the furthest stopes is approximately 50 minutes. Backfill strength requirements are governed by exposure conditions and vertical stress, with unconfined compressive strength (UCS) targets ranging from 150 to 300 kPa. Geomechanical analysis confirms these values are adequate for the proposed stope geometries.

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A dual-stage underground reticulation system will deliver paste from surface to production areas. Piping has been specified to meet pressure and wear requirements, with detailed routing and booster station locations defined. Flow velocities and pressure losses have been modelled using updated rheological inputs to confirm transport viability across a ~5.6 km range.

The design also incorporates operational safeguards including in-line flushing systems, emergency sumps, and segmental reticulation control to minimise risk of paste line blockage or failure. Backfill barricades will be constructed using pre-fabricated arch kits and shotcrete. Placement will follow established sequencing, with curing periods prior to mucking secondary stopes.

Capital and operating costs for both 2.0 Mtpa and 3.0 Mtpa scenarios are presented, along with preliminary recommendations for future test work. Test results from 2006 indicate high binder demand when using local cement, with performance improving substantially when using higher-grade imported binders. Future test work will include updated tailings characterisation, rheology, and UCS strength analysis using current tailings output and alternative binder blends.

13.5.4.1	Paste fill geomechanics and fill strength

AMC’s design follows UCS-based criteria adapted from Terzaghi, Bloss, and Grice for vertical exposures. Stope fill requirements are based on orebody dip and exposure configuration:

Stopes in the shallow-dipping Konkola Flats will be mined as primary and secondary panels, with paste filling beginning after initial extraction. Fill curing is assumed to be 28 days before recovery of secondary stopes. Based on the analysis of the Konkola test work completed in 2006, AMC recommends the cement dosing rates shown in Table 13.11, for paste fill at 72%Cw density. This test work will be repeated as soon as stable mill operations producing representative tailings size fractions are available to confirm this advice.

Table 13.11	Konkola paste fill design strengths (FoS=1.5) and paste fill recipes at 28 days curing

Paste fill duty	Paste fill exposures	Maximum vertical stress (kPa)	Target strength design (kPa)	Cement binder dosing (%)
Bulk Fill	None	100	150	2
Primary and continuous advance	One	150	250	4.0
Primary – secondary	Two	200	300	4.5

Future test work will verify binder content, investigate partial substitution using copper slag from the Chingola smelter, and refine strength / rheology parameters based on stable PSD tailings from the #4 Concentrator.

13.5.4.2	Paste fill placement and retention

Following stope production, arched shotcrete barricades will be installed using standard Doherty wall frame kits. These barricades, proven in operations such as HZL in India, will retain paste fill placed from the upper sublevel. Most stopes will be filled by direct access, topped with waste rock to enable loader traction. Tight-fill stopes will use a pair of boreholes (fill and breather) for paste placement. Figure 13.17 shows an example standardised wall frame kit used to provide a supporting frame to suspend backing for shotcrete application and a completed barricade at another mine.

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Figure 13.17	Paste fill arched shotcrete barricades

Doherty wall frame kits	Completed barricade

Source: AMC.

13.5.4.3	Paste fill capital costs

Capital expenditure varies by production rate. A 3.0 Mtpa system requires US$44.3M, compared to US$34.5M for 2.0 Mtpa. Direct costs include surface and underground infrastructure, while Indirects cover installation, civil works, and contingencies (Table 13.12).

Table 13.12	Capital cost estimation for 2.0 and 3.0 Mtpa paste fill systems

Cost category	2.0 Mtpa (US$)	3.0 Mtpa (US$)
Surface Direct	7,000,000	10,500,000
Underground Direct	5,310,000	5,310,000
Total Directs	12,310,000	15,810,000
Total Indirects	22,158,000	28,458,000
Grand total	34,468,000	44,268,000

13.5.4.4	Paste fill operating costs

Operating costs are driven by binder consumption (67,050 tonnes), which accounts for ~70% of total costs. Cement is assumed at US$120/t. Labour is excluded and assessed separately. Table 13.13 summarises the operating costs for paste fill to support 3.0 Mtpa production rate.

Table 13.13	Paste fill operating costs at 3.0 Mtpa production rate

Cost category	Annual cost	Cost per m3 backfill	Cost per t backfill	Cost per t Ore
Total surface costs	$732,830	$0.65	$0.47	$0.24
Total underground costs	$2,325,000	$2.07	$1.50	$0.78
Total Binder Costs	$8,046,000	$7.17	$2.71	$2.68
Total backfill operating cost with binders	$11,103,830	$9.90	$4.68	$3.70

Table 13.14 summarises the operating costs for paste fill to support 2.0 Mtpa production rate with a binder consumption of 44,550 tonnes.

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Table 13.14	Paste fill operating costs at 2.0 Mtpa production rate

Cost category	Annual cost	Cost per m3 backfill	Cost per t backfill	Cost per t Ore
Total surface costs	$732,830	$0.98	$0.71	$0.37
Total underground costs	$1,620,000	$2.17	$1.58	$0.81
Total Binder Costs	$5,346,000	$7.18	$2.71	$2.67
Total backfill operating cost with binders	$7,698,830	$10.33	$5.00	$3.85

13.5.4.5	Project timeline

•	Detailed Engineering: ~3 to 6 months.

•	Procurement & Fabrication: ~8 to10 months for specialised high-pressure components.

•	Construction & Commissioning: ~12 months total.

13.5.4.6	Future backfill test work

The next study phase will validate the paste fill design when the #4 Concentrator achieves steady operations. Key test work includes:

•	Tailings Characterisation: Mineralogy, SG, PSD.

•	Rheology: Yield stress vs density, viscosity vs shear rate.

•	Strength Testing: UCS vs binder content, curing time, binder type.

•	Processing: Cyclone sizing and filtration trials with vendors.

These investigations will confirm the required paste performance, including potential use of local smelter slag as a binder substitute.

13.5.5	Ventilation – Konkola Underground

13.5.5.1	Air requirements

The ventilation system for the KCM underground mine is critical to ensuring a safe and efficient working environment by providing adequate airflow to dilute contaminants, manage heat, and maintain air quality. The total airflow requirement is determined by factors such as the number of diesel-powered equipment, mine depth, mining methods, and blasting requirements. Key considerations include:

•	Maintaining minimum air velocities.

•	Controlling temperatures.

•	Diluting gases like CO2, NO2, and diesel particulate matter.

•	Meeting regulatory standards.

Ventilation simulation software and empirical calculations, regulatory guidelines were used to optimise air distribution across the mine.

13.5.5.2	Ventilation design parameters

The airway velocities within the workings must be maintained within specific ranges (Table 13.15) to ensure efficient airflow without excessive turbulence or pressure drops. Friction factors, which impact ventilation efficiency, vary by airway type, with values ranging from 0.0025 for smooth steel ducts to 0.025 for rough unlined airways. Air utilization factors account for leakage, with a primary ventilation air utilization factor of 80% and a 20% allowance for workshops and crushers.

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Table 13.15	Planned velocity ranges for different mine airways

Component	Velocity range (m/s)
Downcast shafts – men, material, and rock	10 - 12
Dedicated downcast shafts	18 - 22
Upcast shafts (not equipped)	18 - 22
Intake airways	7
Return airways (travelling and tramming)	7
Dedicated return airways	12 - 15
Material decline	7

Note: The airway circuit shall have a primary and a secondary circuit. The primary circuit will be used for the life of the mine, while the secondary circuit will serve the production areas. The primary circuit should be planned in very competent ground. It is worth noting that the optimum size of primary raises shall be a 4.5-m diameter, connecting horizontal primary airways. Secondary raises should be planned at 3 m x 3 m.

13.5.5.3	Development ventilation

Adequate development ventilation is essential for maintaining air quality and ensuring worker safety during underground excavation. Proper airflow distribution in development headings helps to dilute and remove dust, diesel emissions, and blast fumes while maintaining adequate oxygen levels. The ventilation design must accommodate both single-shift blasting and multi-shift blasting operations to ensure efficient dilution of gases and rapid clearing of fumes before re-entry.

Both force ventilation systems and adequate development ventilation is essential for maintaining air quality and ensuring worker safety during underground excavation. Single-shift blasting requires force ventilation (>0.4 m³/s/m²) or force-exhaust systems (>0.8 m³/s/m²), with specific column distances to clear fumes efficiently.

13.5.5.4	Stoping ventilation

In LHOS, the ventilation system directs fresh air to stope faces while exhausting contaminated air. A minimum airflow of >0.25 m³/s/m² is required for longhole stope faces to control dust and gas accumulation. Backfill is used to minimise air leakage and improve efficiency. Primary and auxiliary fans, along with monitoring systems, ensure compliance with safety regulations and mitigate risks from heat and hazardous gases.

13.5.5.5	Temperature and refrigeration requirements

Temperature control is vital to prevent heat stress and ensure worker safety. The ventilation system manages heat from virgin rock, geothermal gradients, and equipment. Acclimatisation is the physiological adaptation process where workers gradually adjust to higher temperatures. This process allows the body to improve sweat efficiency, stabilise core temperature, and reduce cardiovascular strain, enhancing overall heat tolerance and work performance. Acclimatisation is achieved through controlled exposure to heat, proper hydration, and a structured work-rest regimen. The maximum allowable temperatures for different conditions in the mine are outlined in Table 13.16.

Table 13.16	Maximum temperature limits for acclimatised and non-acclimatised workers

Temperature requirement	Maximum value (°C)
Wet bulb / dry bulb (not acclimatised)	27.5/32.5
Wet bulb / dry bulb (acclimatised)	32.5/37.0

Refrigeration is required when virgin rock temperature reaches 36°C, particularly in deeper mine areas, using surface and underground cooling systems to maintain a safe environment. While immediate refrigeration may not be necessary based on current heat sources and cooling power, deeper mining may require it as virgin rock temperatures approach 36°C. Heat tolerance screening (HTS) is not currently required but may become necessary later. Cooling systems will be integrated into the ventilation design to manage heat loads effectively.

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13.5.5.6	Ventilation requirements for diesel equipment

Diesel-powered equipment used in underground mines, such as diesel trucks, loaders, and drills, produces exhaust emissions, including harmful gases, particulate matter, and heat. Proper ventilation is necessary to dilute and remove these emissions from the working areas to maintain air quality and ensure the safety and health of the workforce. The equipment produces emissions like Nox, CO, and SO₂ and requires adequate ventilation to dilute these contaminants. The minimum ventilation requirement for diesel powered equipment is calculated as:

Ventilation Rate (m³/s) = Number of Diesel Units × Airflow per Diesel Unit

The ventilation design requirements for diesel equipment are summarised in Table 13.17.

Table 13.17	Ventilation design criteria for diesel-powered equipment

Ventilation design criteria for diesel equipment	Minimum value (m³/s/kW)
Air per kilowatt requirements Tier 3 or higher Equipment	0.06 m³/s/kW
Air per kilowatt requirements Tier 1 and 2 Equipment	0.1 m³/s/kW
Diesel heat load (Total Mine Fleet)	0.1 m³/s/kW

Notes: During the final design, the following must be considered:

•	Engine specifications [EU-Type 3 / Tier 3 or higher].

•	Diesel sulphur content [<50 ppm].

•	After-exhaust treatment [Catalytic Converter and Diesel Particulate Filter].

•	Engine maintenance strategy to further reduce the air per kilowatt requirements underground.

The diesel equipment fleet proposed at Konkola, including cable bolters, jumbo drills, production loaders, and trucks, is critical to operations is summarised in Table 13.18.

Table 13.18	Machine types, counts, and utilisation factors

Equipment description	Rated power (kW)	Vent dilution factor	Duty cycle	Eff diesel power (kW)	Engine Eff (%)	Heat load (kW)	Vent req (m3/s)
Sandvik DS422i Cable Bolter	119	0.1	18%	20.9	90%	18.8	1.9
Sandvik DD422i Jumbo Drill	119	0.1	18%	20.9	90%	18.8	1.9
Sandvik DL432i Production Drill	119	0.1	18%	20.9	90%	18.8	1.9
Sandvik LH515i Production Loader	268	0.1	51%	135.7	90%	122.1	12.2
Sandvik TH663i Production Trucks	585	0.1	58%	342.1	90%	307.9	30.8

13.5.5.7	Primary ventilation

The primary system delivers fresh air via intake shafts and removes contaminated air through return airways. The current return air volumes from the mine total 966 m³/s, however some fans are non-operational or on standby due to maintenance issues. Table 13.19 summarises the intake and return airflow requirements at Konkola Underground.

Table 13.19	Summary of primary ventilation airflows

	Capacity max quantity (m3/s)	Intake requirements (m3/s)	Variance (m3/s)
Intake capacity	2,703	2,185	520
Return capacity	1,891	1,456	435

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The success and safety of Konkola is contingent upon the establishment of a precisely defined ventilation system that addresses the unique characteristics of the underground environment. Figure 13.18, highlights the necessity for additional air supply to maintain the production profile, thereby necessitating the installation of supplementary ventilation shafts. To sustain production, a new 7.2 m diameter intake shaft and a matching return shaft are proposed. Figure 13.19 highlights the ventilation requirements against the proposed production profile.

Figure 13.18	Visual presentation of air flow through the mine

Source: AMC, 2025.

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Figure 13.19	Ventilation compared to production

Source: AMC, 2025.

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13.5.6	Konkola Underground - Mining development and production schedule

The production profile for Konkola UG spans the period from 2025 to 2035. Ore production from Konkola UG comprises 33.5 Mt of ore at a mined grade of 2.92%TCu and 0.06%TCo and contained metal of 980 kt total copper and 19 kt total cobalt, delivered to the processing facility.

The total Konkola UG development schedule (Figure 13.20), comprises a total of 33 km of lateral capital development metres, 5 km of capital vertical development and 60 km of lateral operating development.

The Konkola development schedule is illustrated in showing requirements for 45,000 to 20,000 m per year of development required in years 1-3 before it stabilises between 15,000 to 5,000 m per year for the remainder of the LoM.

Figure 13.20	Konkola Underground development schedule

Source: AMC, 2025.

The mining schedules for each of the underground areas in Konkola is displayed in Figure 13.21 and by shaft material hoisted in Figure 13.22. This shows a ramp up in Konkola Underground up to 5 Mtpa in FY2031/32.

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Figure 13.21	Konkola Underground production schedule by area

Source: AMC, 2025.

Figure 13.22	Konkola Underground hoisting schedule by shaft

Source: AMC, 2025.

The ore feed during the first four years of operation from reclaimed tailings material is displayed in Figure 13.23, along with the breakdown of which tailings dam the material is sourced from. This material helps to ensure that the operations copper output is maintained at ~80 ktpa recovered copper during the early years of the Konkola expansion until the Konkola Underground operation can ramp up to 120 ktpa recovered copper as shown in Figure 13.24.

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Figure 13.23	TD03 and TD04 mining schedule

Source: AMC, 2025.

Figure 13.24	Total project ore mining schedule

Source: AMC, 2025.

13.5.7	Mining Personnel

The Konkola Underground mine is an existing and ongoing operation the workforce consists of a combination of, up to five, different mining contractors and fixed level of supporting KCM personnel. The costing and productivity planning for mining activities has been planned on unit cost rates from mining contractors and not on individual personnel allocations. The operations occupy a well populated area with a long history of mining exposure. It has been assumed that the KCM workforce will continue to be drawn from the local population, with a very limited number of temporary ex-patriot specialist advisors. As production levels increase, staff will be re-assigned from parts of the operations that are being depleted. Additional staff will be drawn from the local population and trained appropriately along with specialist partner mining contracting companies.

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13.6	Existing mining – Nchanga Business Unit (NBU)

The Nchanga Business Unit (NBU) encompasses a combination of open-pit and underground mining operations. As of 2025, active production is concentrated in two primary zones:

•	COP D and F Surface Pit

•	Nchanga Underground (NUG) Inclined Block Cave, which targets the BSF and TFQ ore zones

These operational zones are illustrated in Figure 13.25, with the NUG mine situated on the northwestern edge of the historical Nchanga Open Pit (NOP). All other mining areas within the NBU are currently inactive and will be discussed in subsequent sections.

Figure 13.25	NBU active production zones

Source: Google Earth, 2025 (modified).

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13.6.1	COP D and F Surface Pit

Located approximately six kilometres southwest of the historical NOP, the COP D and F pit represents the sole active open-pit operation within the Nchanga complex. This pit exploits shallow copper oxide and sulphide mineralisation along the southern limb of the Nchanga Syncline.

Mining activities follow a conventional approach, beginning with drill-and-blast techniques, followed by hydraulic shovel excavation and truck haulage. Extracted ore is transported to a nearby processing facility, while waste material is deposited in adjacent dumps.

The pit is developed through staged pushbacks and top-down benching, guided by Whittle optimisation models. The design integrates both geotechnical slope controls and hydrological management systems to ensure operational safety and efficiency. Current annual production from COP D and F is approximately 1.6 million tonnes (Mt) of copper ore.

13.7	Planned mining methods – Nchanga Open Pits and Surface Plant Feed

As part of its Life-of-Mine (LOM) planning, AMC has undertaken a comprehensive evaluation of potential surface ore sources within the Nchanga Business Unit. This review includes open pits, tailings dams, and ore stockpiles. As of 2025, active production continues from the following sources:

•	COP D and F Surface Pit

•	Tailings Dam 3 (TD03)

•	Tailings Dam 4 (TD04)

Other pits remain under care and maintenance, pending further technical and economic assessments.

Ore Stockpiles:

•	SP06

•	SP12

•	SP16

Tailings Dam 05 is the current active tailings dam for Nchanga processing plants. It has been identified as a potential future source pending metallurgical testing and resource quantification.

These assets represent a diverse mix of ore types and grades, offering flexibility in future production planning and feed blending strategies.

13.8	Planned underground mining – Nchanga

The following section outlines the underground assets that form part of the Nchanga Operations these include COP D and F, COPE Extension, Luano UG. The location of these deposits are shown in Figure 13.26.

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Figure 13.26	Nchanga Underground mining operations (NUG)

Source: Google Earth, 2025.

Table 13.20 summarises the proposed mining methods for the key ore zones currently considered as part of the LOM production strategy.

Table 13.20	Nchanga underground mining methods

Orebody	Mining method	Description
COP DF, COPE, Luano	Transverse sub-level open stoping	Orebody widths justify transverse development layouts and wider stope spans

13.8.1	Mining dilution and recovery factors

Modifying factors applied to the Nchanga Underground operations were developed to account for the impact of dilution, ore loss, and overbreak during mining. These factors reflect the anticipated performance of the selected mining methods under the geological and geotechnical conditions observed across the various deposits.

Where scheduling quantities were prepared for the Nchanga LOM areas, ore recovery and dilution factors were tailored to individual deposits. The following modifying factors were applied to schedule quantities as summarised in Table 13.21.

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Table 13.21	Schedule modifying factors

Modifying factors	COP DF	COP E	Luano
Ore Recovery	90%	90%	95%
Ore Dilution	15%	15%	1 m ELOS floor, 1 m ELOS backs

13.9	Nchanga processing infrastructure

The following summarises the processing infrastructure at Nchanga:

•	Nchanga operates three sulphide concentrators:

—	New West Mill (NWM)

—	New East Mill (NEM)

—	Old East Mill (OEM)

•	Tailings Leach Plant (TLP) which reprocesses tailings to recover acid-soluble copper.

•	Flash Smelter.

•	Acid Plant, which produces approximately 1,850 tonnes per day (tpd) of sulphuric acid, which is used in leaching operations at the TLP.

NWM, NEM, OEM and a TLP, which reprocesses tailings to recover acid-soluble copper. A flash smelter and associated acid plant produce ~1,850 tpd sulphuric acid for leaching.

13.10	Nampundwe Underground Mine

Nampundwe underground mining operation, geographically separate from the primary copper-producing assets at Konkola and Nchanga; located approximately 50 km west of Lusaka (Figure 13.27).

The product from Nampundwe is a consumable of the Nchanga Smelter and does not form part of any Mineral Resource, Mineral Reserve or product from the KCM operations. The only product from Nampundwe is pyritic material from near-surface zones. The pyrite is not processed on site, but is transported in bulk to the Nchanga Smelter, trucking material approximately 300 km from Nampundwe to Chingola. While typically uneconomic, the operation is considered strategically important due to providing a high-sulphur pyrite feed that is used to improve the Nchanga smelter performance by ensuring the necessary sulphur content in the blend plan.

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Figure 13.27	Location of Nampundwe Pyrite Mine

Source: Google Earth, 2025.

13.11	Tailings reclamation

13.11.1	Sources of production TD03, TD04

Tailings reclamation at the Nchanga site forms an important component of the production strategy, primarily supplying the TLP with low-grade oxide material. Tailings originate from:

•	Historical wet tailings deposited in Tailings Dams 3 (TD03) and 4 (TD04).

•	Dry coarse tailings remaining on the walls of TD03 after previous hydraulic mining campaigns.

•	Direct tailings streams from the New West Mill (NWM), New East Mill (NEM), and Old East Mill (OEM) concentrators.

The TLP is designed to recover copper not previously extracted during initial flotation, including acid-soluble copper, residual sulphides, and fine unliberated particles. Leaching is supported by an on-site acid plant with a capacity of 1,850 tonnes per day, supplemented by third-party acid purchases as required.

TD03 and TD04 are located approximately 7 km west of the main processing facilities (Figure 13.28). The wet tailings are recovered via hydraulic mining, while dry tailings from TD03 are loaded using conventional earthmoving equipment and transported by truck to the NEM, where they are re-slurried and pumped to the TLP for leaching.

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Figure 13.28	Nchanga site layout

Fitwaola
S12°24'
Kakosa
S12°28'
E 27°46'
E 27°50'
E 27°54'
E 27°58'
E 28°02'
E 28°06'
NOP
WD
SP16
TD 3,
TD 4
NUG
Nchanga Open Pit Mines
Cut 2
Luano
COP E
S12°32'
COP D & F
Chingola
Town
S12°36'
N
10 km

TITLE

Nchanga Site Layout

Konkola Copper Mines plc

AMC consultants mine smarter

Source: Google Earth.

13.11.2	Tailings dam inventory

The March 2024 Mineral Reserve inventory is 10.34 Mt dry tailings in TD03 and 27.65 Mt wet tailings in TD04 with updated inventory provided by KCM shown below in Table 13.22. The reduction in tonnes is due to mining at TD03 in 2024 and 2025.

Table 13.22	Available inventory from TD03 and 04 for the TLP from 1 April 2025

Facility	CoG	Tonnes (Mt)	TCu (%)	AsCu (%)	TCo (%)
TD03	0.0% TCu	8.49	0.77	0.41	0.00
TD04	0.0% TCu	27.65	0.63	0.42	0.03

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13.11.3	Processing methodology and plant design

The TLP processes tailings at a nominal rate of 11 to 16 million tonnes per annum using a well-established three-stage hydrometallurgical process:

1	Sulphuric Acid Leaching: dissolves acid-soluble copper fractions from tailings material.

2	Solvent Extraction (SX): selectively recovers and purifies copper in solution.

3	Electrowinning (EW): produces high-purity copper cathode suitable for LME Grade A certification.

Dry tailings from TD03 are first ground at the NEM or OEM before entering the leach circuit. Wet tailings from TD04 are pumped directly to the TLP following hydraulic reclamation.

13.11.4	Production schedule

Tailings recovery will be staged to align with TLP throughput and acid availability. The dry reclaim contract at TD03 is active from October 2024 to January 2026, targeting an output of 8.47 Mt. Wet tailings recovery from TD04 is expected to ramp up progressively, with production forecast as presented in Table 13.23. AMC estimated the production tonnes for TD04.

Table 13.23	Production of tailings to processing

Source	FY25	FY26	FY27	FY28	FY29	FY30	Total (kt)
TD03 (Dry)	–	8,474	–	–	–	–	8,474
TD04 (Wet)	6,000	9,000	9,000	3,650	–	–	27,650

Total acid-soluble copper (ASCu) recovery from TD03 is projected at 59,448 tonnes, while TD04 is expected to yield 117,465 tonnes of ASCu across its reclamation schedule.

13.11.5	Materials handling, slurry pumping

The wet tailings reclamation operation at TD04 is contracted to Fraser Alexander Zambia under a five-year agreement commencing 1 December 2024. The scope of work includes:

•	Hydro-mining using 5 to 6 high-pressure water cannons.

•	Operation of two intermediate pumping stations.

•	Full operational staffing (157 to 193 personnel) and maintenance responsibilities.

KCM retains responsibility for power, water, major infrastructure, lime for pH control, and electrical maintenance.

The dry tailings at TD03 are reclaimed by Hanhe Industries Zambia, using 70-tonne haul trucks over a 9.9 km haul route to the NEM plant. Dry tailings are then re-slurried and pumped to the TLP for processing.

13.11.6	Tailings recovery - Capital and operating costs

13.11.6.1	TD03 reclaim costs

•	Contract unit rate: $3.01/t (inclusive of haulage and road maintenance).

•	Processing to NEM: ~$0.45–$0.55/t (based on comparable purchase orders).

•	Minor capital works: ~$285,000 for bridge upgrades and road improvements.

13.11.6.2	TD04 reclaim costs

•	Phase 1 (10–15 ktpd): $0.43–$0.65/t.

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•	Phase 2 (20–25 ktpd): $0.37–$0.42/t.

•	AMC’s estimated all-inclusive cost: ~$0.80/t (including KCM owner’s costs and utilities).

13.11.6.3	Capital provisions for TD04

•	Bleed line installation: $1.0M in FY26.

•	High-pressure water line replacement: $1.54M in FY26.

No further capital has been allocated beyond FY26, as sustaining costs are expected to be absorbed within the operating budget.

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14	Processing and recovery methods

The processing capability of KCM consists of assets at three sites:

•	Konkola - concentrator and tailings storage facility

•	Nchanga - concentrators, TLP, flash smelter, acid plant

•	Kitwe – Nkana refinery

Current and future requirements and provision of utilities such as power, water and related infrastructure is described in Section 15 of this TRS. The KCM Processing sites are an existing and ongoing operation, and current personnel levels are maintained during the life of operations for each site. As production rates improve, it is anticipated that the improved productivity will be absorbed by a reasonably static workforce contingent.

The total flowsheet is highly integrated due to material flows between each asset as shown in Figure 14.1.

Figure 14.1	KCM total flowsheet

Source: KCM, 2025.

The overall processing philosophy is to treat sulphide ores where the valuable fraction is comprised mainly of chalcopyrite with 10% to 20% acid soluble copper minerals from the Konkola Underground, Nchanga Underground, and Open pit (various) via conventional sulphide flotation to produce copper concentrates. Copper concentrates with copper grades exceeding 33% Cu are processed in the Nchanga flash smelter to produce copper anodes. Concentrates with lower grade copper content are produced by the Nchanga concentrators and are sold to third parties or may be blended with higher-grade concentrates for processing in the flash smelter. The smelter also produces cobalt alloy for sale from the Cobalt Refining Furnaces (see Figure 14.1).

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Tails from the Nchanga concentrators at up to 13.4 Mtpa contain acid soluble copper and are processed in the Nchanga TLP. Reclaimed tails from historic TSFs are combined with the Nchanga concentrator tails to increase the available throughput to the TLP. The TLP is a sulphuric acid leaching plant that produces copper cathodes via solvent extraction and electrowinning.

Sulphuric acid for the TLP can be supplied by a sulphuric acid plant treating the flash smelter off gas stream (1,850 tpd Acid Plant) and by a sulphur-burning acid plant (500 tpd SB Acid Plant). Acid can also be supplied by third parties from the Zambian, Namibian and South African markets if required. Smelter operation for acid production is a critical unit operation and a bottleneck where concentrate supplies are restricted. Make up supplies of acid are purchased on market as required. If insufficient acid is available for the TLP, Nchanga concentrator operational throughput may be curtailed.

The Nkana electrolytic refinery processes anodes from the Nchanga flash smelter and produces LME grade A copper cathodes, pure copper starter sheets for the TLP electrowinning tankhouse, and slimes (residue from anode dissolution) containing precious metals for sale.

14.1	Konkola concentrator

The Konkola concentrator was designed as a nameplate 6.0 Mtpa throughput concentrator producing copper concentrate from an ore with copper sulphides and oxidised copper minerals.

14.1.1	Konkola process description

The flowsheet is shown in Figure 14.2.

Figure 14.2	Konkola concentrator flowsheet

Source: KCM, 2025.

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Ore is recovered from underground via shaft haulage and conveyed or trucked to the stockpile. The ore is stored on a 21,000 t live capacity stockpile before it is fed to either one of two comminution circuits. Each circuit consists of a SAG mill in series with a ball mill in closed circuit with a 10-cyclone hydro cyclone cluster. Both mills use trommel screens at discharge with undersize streams combined in the cyclone feed sump. The cyclone overflows are combined, lime is added for pH control – target 9 to 9.5 - and the total stream is fed to a common flotation circuit. Each comminution circuit has a capacity of 3 Mtpa. The combined cyclone overflow has a product size of 90-92% passing 75 µm (P90-92 of 75 µm).

The flotation circuit is a conventional design comprised of a conditioning tank, Primary and Secondary sulphide Rougher flotation banks, CPS circuit, Oxide Roughers, Oxide Cleaners, Oxide Re-cleaners, a Flotation Column for cleaning of secondary rougher sulphide concentrate, and Scavenger cells. The flotation circuit has a design capacity of 6 Mtpa. Cyclone overflow feeds a conditioning tank where collectors Sodium Iso Propyl Xanthate (SIPX) and Flex 31 (an enhanced Xanthate collector) are added. Frother is added to the feed well of the first flotation cell, the junction between rougher and scavenger. Rougher concentrate reports directly to the high rate concentrate thickener. Rougher flotation tails report to secondary roughers and further collector added. Secondary rougher concentrate reports to the column cleaner cell. Column concentrate is combined with primary rougher concentrate and reports to the high rate concentrate thickener.

Secondary rougher tails report to the controlled potential sulphidisation tank of the oxide flotation circuit. NaHS, additional collector and frother are added to the slurry and then pumped to the oxide rougher cells. Oxide rougher tails report to final tails. Oxide rougher concentrates are pumped to the oxide cleaner cells. Oxide cleaner concentrate is pumped to the oxide recleaner cells. Oxide recleaner concentrates are pumped to the concentrate high-rate thickener. Oxide recleaner tails are recirculated to the oxide cleaner cells. Oxide cleaner cell tails report to the oxide circuit regrind mill discharge sump. Mill discharge is pumped to a cyclone classifier with overflow directed to the head of the oxide rougher circuit. Cyclone underflow is reground in the regrind mill and reports to the mill discharge sump. The column cleaner cell tail is pumped to two scavenger flotation cells. The scavenger concentrate is combined with the secondary sulphide rougher concentrate and pumped to the column cleaner cell. Tails from the oxide scavengers is recombined with the main flotation circuit feed in the primary conditioning tank.

Tailings are stored in tailings holding tanks where the tailings feed a backfill plant or are pumped to the Lubengele tailings dam.

14.1.1.1	Historical performance

Performance prior to the 2023 shutdown is shown in the figures below.

The concentrator operation has been characterised by ongoing under design capacity performance (Figure 14.3).

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Figure 14.3	Konkola historical ore treatment

Source: AMC, 2025.

14.1.1.2	Restart performance

The concentrator recommenced operations in August 2024. Performance since the restart is shown in the figures below (Figure 14.4 to Figure 14.7).

Figure 14.4	Konkola daily ore received since restart

Source: AMC, 2025.

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Figure 14.5	Konkola ore processed since restart

Source: AMC, 2025.

Figure 14.6	Konkola recoveries since restart

Source: AMC, 2025.

Figure 14.7	Konkola concentrate produced since restart

Source: AMC, 2025.

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Since the recommencement of operations, the concentrator has operated in an on / off mode to accommodate low ore supply. Ore is stockpiled until sufficient ore is available to operate for approximately seven days at a nominal daily throughput of 5,000 to 6,000 tonnes or approximately 2/3rds of capacity. This enables the concentrator to operate at acceptable efficiency for those periods. Copper recoveries and concentrate grades were generally close to plan for the period. Concentrate production and grade, and copper production and recovery for the restart period and the FY25-26 plan are shown in Figure 14.8 and Figure 14.9 below.

Figure 14.8	Concentrate production and grade - Restart and FY25-25 plan

Source: AMC, 2025.

Figure 14.9	Copper production and recoveries - Restart and FY25-26 plan

Source: AMC, 2025.

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14.1.2	Plant design and equipment

Major items of equipment are outlined in Table 14.1.

Table 14.1	Konkola concentrator major equipment

Item	Size	Number
SAG mill	6.1 m x 6.7 m	2
Ball mill	6.1 m x 9.1 m	2
Cyclone cluster	10 x Krebs Gmax20	2
Primary roughers	100 m3	4
Secondary roughers	100 m3	4
Oxide roughers	100 m3	4
Oxide cleaners	30 m3	4
Oxide recleaners	10 m3	3
Scavengers	30 m3	2
Column cleaner	64 m3	1
Regrind ball mill	2.8 m x 4 m	1
Regrind cyclone cluster	3 x Krebs Gmax10	1
High rate thickener	12 m	1
Pressure filter	54 tph	1
Backfill plant

14.1.3	Plant operations

Current operating design criteria are given in Table 14.2, Table 14.3, and Table 14.4.

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Table 14.2	Capacity criteria

Production capacity of plant	6,000,000 dry MT/year (Nominal)
Operating days / year	330
Shifts / day	2
Crushing
Effective working hours per shift	8
Effective operating hours / year	5,280
Average hourly throughput of the plant	1,136.37 dry MTPH (Nominal)
Average moisture	5%
Capacity of feeding system	1,200 dry MTPH or 19,200 MT/DAY
Design Capacity	1,500 dry MTPH
Dust emission from stack	within 150 mg/Nm3
Milling
Production of mined ore	19,200 MT/DAY for two stream operation
Operating hrs / day	24
Shifts / day	3
Moisture	5%
Mill availability	95%
Capacity of the Grinding system / stream	380 DMTPH
Capacity of the Grinding system / stream	400 dry MTPH
Design capacity (with 10% margin) / stream	440 dry MTPH
Stockpile live capacity
Minimum hour feed considered	30 hours
Capacity per hour (for both streams)	842 MTPH
Live capacity of the Stockpile	25,260 MT
Design live feed capacity of the Stockpile	26,000 Tons

Table 14.3	Comminution criteria

SAG Mill	Criteria
Specific Gravity	2.75
Bulk density	1.6 t/m3
Feed moisture	5% average
Feed size	80% < 150 mm, 100% < 250 mm
Crusher Work Index	18.8 KWH/T
Rod mill work index	12.1 KWH/T
JK Drop parameters	Ta= 0.48, b=0.88, A=53.2, A*b= 46.8
Ball Mill
Specific Gravity	2.75
Bulk density	1.6 t/m3
Feed size	Approx. 80% < 2.8 mm
Ball Mill work index	13.8 KWH/T
Product size	85-88% < 74 microns

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Table 14.4	Flotation criteria

Flotation	Criteria
Specific gravity of ore	2.75
Bulk density	1.59-1.62 t/m3
Total copper grade	3.1-3.34%
Acid soluble copper grade	0.25-0.6%
Acid insoluble copper grade	2.5-2.99%
Design recovery - total copper	89%
Design grade of recoverable copper	40-41%
Feed rate	880 MTPH (dry)
Solid concentration in feed slurry	33/+2-1 % solids w/w
Collector	SIPX at 5% v/v
CPS reagent	NAHS at 2% v/v
Frother	BETA at 85% v/v
pH of feed slurry to flotation section	7-8
Feed particle size	85% (-) 74 microns
Regrinding cyclone overflow particle size	80% (-) 44 microns
pH modifier	Milk of Lime at 4% v/v
Froth factor	3 minimum
Process water pH	Neutral pH
Sulphide rougher pH	10 – 10.5
Dosage SIPX	48-50 g/t ore
Dosage Beta Froth	72-75 g/t ore
Dosage NAHS	130-135 g/t ore
Dosage Lime	50 g/t ore

14.1.4	Konkola LOMP production schedule

The LOMP Konkola concentrator production schedule is shown in Figure 14.10 below based on planned ore receipts from the Konkola mine.

Figure 14.10	Konkola LOM ore feed

Source: AMC, 2025.

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Concentrate produced by the concentrator is transported by road to the Nchanga smelter. The main assumptions for the LOMP are shown in Table 14.5.

Table 14.5	Konkola concentrator key assumptions

Parameter	Unit	Value
Total Cu recovery	%	TCu rec = -95.824*(ASCu/TCu) + 99.146
Acid soluble Cu recovery	%	35
Cu concentrate grade	%	33

Annual concentrate production is shown in Figure 14.11.

Figure 14.11	Konkola concentrate production

Source: AMC, 2025.

Total copper metal in concentrate is shown in Figure 14.12.

Figure 14.12	Total copper metal in Konkola concentrate

Source: AMC, 2025.

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14.2	Nchanga concentrators

The Nchanga concentrator group consists of three concentrators treating ore from underground, open pits, and reclaimed from stockpiles. The material flows are shown in Figure 14.13.

Figure 14.13	Nchanga business unit material flows

Source: KCM, 2025.

Capacities of the concentrators are given in Table 14.6.

Table 14.6	Nchanga concentrator capacities

Concentrator	Capacity	Ore feed
Old East Mill	4.4	Cut II / CRO / COP
New East Mill	6.5	CRO
New West Mill	2.5	NUG

14.2.1	Historical performance

Historical performance from 2015 to 2023 is shown in Figure 14.14, Figure 14.15, and Figure 14.16 below. The concentrators rarely achieved planned ore throughputs primarily due to mining constraints.

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Figure 14.14	Historical actual vs budget ore milled (t)

Source: AMC, 2025.

Figure 14.15	Historical actual vs budget ore milled (t)

Source: AMC, 2025.

Figure 14.16	Historical actual vs budget ore milled (t)

Source: AMC, 2025.

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Concentrate production and grades are also shown in Figure 14.17, Figure 14.18, and Figure 14.19. The ore feed to these concentrators has generally been low copper grades with high proportions of acid soluble copper minerals. Flotation recoveries consequently were poor and final copper grades in concentrates were generally very low and unsuitable as feeds to the smelter. A lower limit of approximately 20% Cu has been applied to concentrates to be blended with higher-grade concentrates to meet the copper grade feed specifications of the smelter.

Figure 14.17	Old East Mill concentrate tonnes and grades

Source: AMC, 2025.

Figure 14.18	New East Mill concentrate tonnes and grades

Source: AMC, 2025.

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Figure 14.19	New West Mill concentrate tonnes and grades

Source: AMC, 2025.

14.2.2	Nchanga LOM production

The LOM production schedule for Nchanga is shown in Figure 14.20, Figure 14.21, and Figure 14.22. The schedule depletes Mineral Resources by 2037 / 2038. All three concentrators are in production for the period but are all underutilised with utilisations between 25 and 50% each. Efficiencies could be captured by consolidating feeds to two or even a single concentrator.

Figure 14.20	Total LOM ore feed to the Nchanga concentrators

Source: AMC, 2025.

Figure 14.21	Nchanga LOM high-grade concentrate production and grade

Source: AMC, 2025.

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Figure 14.22	Nchanga LOM low-grade concentrate production and grade

Source: AMC, 2025.

The high-grade concentrate is derived from higher-grade satellite underground deposits and assumes lower recoveries with the maintenance of higher copper grades in the concentrates. This material is assumed suitable as a smelter feed. Low-grade concentrates are derived from lower grade refractory ores.

14.3	Tailings leach plant

The TLP processes low-grade oxide tailings from the Nchanga concentrators (Old East Mill, New East Mill, New West Mill) and the Tailings Dam (TD03 and TD04).

The key operations are:

•	Sulphuric Acid Leaching: Dissolves acid-soluble copper from tailings (~0.35% Cu feed grade).

•	SX: Extracts copper from solution and concentrates it for EW.

•	EW: Produces Grade A LME copper cathode.

The TLP flowsheet is given in Figure 14.23.

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Figure 14.23	Tailings leach plant flowsheet

Source: KCM, 2025.

The tailings streams from the Nchanga concentrators are combined and pumped to a pre-leach thickener (PLT) at up to 13.4 Mtpa. Hydraulically remined tailings from tailings dams TD03 and TD04 are combined and pumped to a second pre-leach thickener. Process water recovered from the PLTs is reused in tails reclamation and for general plant use. Thickened underflows from the PLTs is pumped to two pre-leach agitated tanks and then pumped directly to 4 leach pachucas (air agitated reaction tanks) – 3 operating, 1 standby. Concentrated sulphuric acid is added to the pachuca feed. Residence time in the pachucas is approximately 2 hours. Acidified and leached slurry is pumped to a counter current decantation train (CCD). Slurry enters at CCD2. The overflow consisting of pregnant copper containing leach solution (PLS) is pumped to CCD1 for further clarification before the clarified overflow is pumped to 2 pregnant liquor tanks. Underflow from CCD1 is returned to CCD2 to minimise solution losses. Underflow from CCD2 feeds CCD3 and subsequently CCD4 and 5. Overflow from CCD3 is pumped to the solvent extraction circuit. Overflows from CCD4 and CCD5 are returned to the previous CCD.

The now barren underflow from CCD5 is pumped to a neutralisation circuit where lime is added to neutralise acid and increase the pH to ~7. The neutralised product is pumped to the Muntimpa tailings dam.

The SX circuit consists of four trains each comprised of three extraction stages and two stripping stages. The PLS from the holding tanks is pumped to the SX circuit where it is mixed with a copper complexing reagent (lixiviant) in kerosene to remove the copper from the acidic aqueous PLS. The loaded organic phase now containing the copper is pumped to the stripping circuit where it contacts spent electrolyte from the tank house and the copper is redissolved in the aqueous electrolyte. The now high copper solution (advanced electrolyte) is pumped to the tank house for electrowinning of the copper onto cathodes. The solid copper cathodes are bundled for sale and export. The barren aqueous phase from the extraction circuit (raffinate) is collected and neutralised in the effluent treatment circuit for disposal.

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14.3.1	Historical performance

The performance of the TLP prior to 2023 is shown in Figure 14.24.

Figure 14.24	Historical TLP throughput

Source: AMC, 2025.

The recovery performance is in Figure 14.25.

Figure 14.25	TLP historical recoveries

Source: AMC, 2025.

Recovery performance was reduced in the four-year period from 2020 to 2024 due to operating and financial constraints. Maintenance, manpower, working capital reductions combined to impact availability and utilisation.

Historically the TLP had highest annual throughput in 2015 / 2016 (Table 14.7).

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Table 14.7	TLP highest annual performance

Item	Value
Annual Nchanga concentrator tailings (Mt)	11.4
Annual tailings reclaim (Mt)	5.0
Weighted average ASCu %	0.44
Copper recovery (%)	77
Copper produced (t/d)	151

AMC notes that in a single year (2012 / 13) 7.0 Mt of tailings were reclaimed.

AMC estimates the following copper production is achievable (Table 14.8). The reduced recovery for future processing through the TLP relates to the reduced expected ASCu% grade to be fed through the plant.

Table 14.8	Copper production estimate

Item	Value
Plant capacity (tpd)	50,000
Weighted average ASCu (%)	0.35
Copper recovery (%)	74.8
Operational availability (%)	90
Copper production (t/d)	118

14.3.2	Restart performance

The TLP recommenced operations in August 2024. Overall recovery performance is shown in Figure 14.26.

Figure 14.26	TLP copper recovery since restart

Source: AMC, 2025.

The throughput since the restart is shown below in Figure 14.27.

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Figure 14.27	TLP throughput since restart

Source: AMC, 2025.

14.3.2.1	Plant design and equipment

TLP major unit processes are in Table 14.9.

Table 14.9	TLP major unit processes

Equipment	Capacity / size	Units
Pre-leach thickeners	>25,000 tpd	2
Pachuca leach	~4,000 tph at 2-hour residence	4
Counter current decant	~2,500 tph/unit	5
Neutralisation circuit	~2,500 tph	1
Solvent Extraction and stripping	~2,100 m3/hr	4
Tankhouse - EW	280 tpd Cu	1
Neutralisation circuit		1

14.3.2.2	TLP LOMP production

The LOMP production schedule is outlined in Figure 14.28 below. Copper production and copper recovery are shown in Figure 14.29.

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Figure 14.28	Tailings leach plant LOMP feed

Source: AMC, 2025.

Figure 14.29	Tailings leach plant LOMP copper production and recovery

Source: AMC, 2025.

The TLP has substantial unused capacity from 2028 / 2029 when both Nchanga concentrator tails volume and tailings reclaim volume reduce. A doubling of copper cathode production is possible with additional feed sources.

14.4	Nchanga smelter

Figure 14.30 shows a basic block flow diagram of the smelter and the design values for internal flow parameters. Table 14.10 shows basic design production parameters for the smelter. Key assumptions used are as follows:

•	Concentrate throughput of 850 ktpa results from feed rate of 112.5 tph and overall time utilisation of 86.1%.

•	Cu production of 311.86 ktpa results from feed Cu content of 37.6% and Cu recovery of 97.7%.

•	Strong acid production of 1,850 tpd results from sulphur (S) conversion of 2.9 (~95%).

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Figure 14.30	Nchanga smelter block flow diagram – design rates shown

Source: KCM, 2025.

Table 14.10	Nchanga smelter – basic design production parameters

No.	Parameter	Units	Design value
1	Feed rate	t/h	112.5
2	Feed rate	t/a (annum)	849,000
3	Copper production	t Cu/a	311,860
4	Strong acid production	t/day	1,850
5	Cobalt Alloy	t/hr	2.9

14.4.1	Recent smelter performance

The smelter completed a major shutdown (40 days duration) in 2016 when required repairs to the FSF and slag cleaning furnace (SCF) were completed. In addition, major repairs to other in line, critical units, such as the waste heat boiler (WHB) and electrostatic precipitator (ESP) were completed. Table 14.11 shows smelter performance from FY2017 to FY2023.

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Table 14.11	Nchanga smelter – historical production

	2017 /18		2018 /19		2019 /20		2020 /21		2021 /22		2022/23 YTD
Particulars	Budget	Actual	Budget	Actual	Budget	Actual	Budget	Actual
Cu-recovery	98.70%	98.78%	98.70%	98.8%	98.646	97.838	98.70%	98.50%	98.70%	98.47%	98.70%	98.23%
Avg. Dry Cone Feed rate - FSF T/Hr	93.83	69.98	105.25	67.293	86.625	63.222	75.42	67.46	67.08	65.73	65.00	66.40
Dry Concentrate feed (without Lime)	693541	503741	781747	436268	569185	276399	569080	447115	447818	389361	223900	148561
Lime Requirement	36502	25696	32573	12931	29957	11123	28454	17335	25846	15613	11784	5778
Avg Dry Conc Cu-Grade	32.63%	29.47%	29.96%	29%	27%	29%	31.16%	33.49%	28.83%	32.97%	31.53%	31.41%
Gross Anodes Production	210482	138066	207618	113274	139018	75550	153672	133752	140269	118208	63853	39023
Secondary Anode Production	3300	6437	3600	5628	3600	4720	3600	3432	3300	2920	1500	1704
Primary Production (Including Cu in alloy & Chunks)	236780	155842	240021	129235	159315	82926	175361	149005	161140	136090	73357	44963
Primary Anodes	207182	131629	204018	107646	135418	70830	149057	130320	136969	115289	62353	37319
Cobalt Alloy Generation	42534	31124	51972	28241	35047	13541	30705	21295	31297	21193	14935	8500
Cu in Cobalt Alloy	29597	23028	36003	20001	23897	10409	26304	17219	24171	18517	11004	7140
Co in Cobalt Alloy	1718	916	2082	802	747	325	689	280	652	206	209	96
Cu in Alloy/Primary Cu	13%	15%	15%	15%	15%	13%	15%	12%	0.15%	0.14%	0.15%	0.16%
Cu in Alloy/Total Alloy	70%	74%	69%	71%	68%	77%	86%	81%	77%	87%	74%	84%

In April 2024, the FSF was forced to execute an emergency shutdown, permitting the contents of the furnace to freeze without drainage, leaving 70 cm of blister and 20 cm of slag in the hearth. Following cooling, the top slag layer was manually dug out. The smelter recommenced operations in October 2024 and an estimated 960 t of blister copper were melted out of the FSF during the restart sequence. The start-up was well managed, and no boiler leaks or other collateral damage were incurred.

The smelter is now operating steadily at 60-75 tph dry feed (see Table 14.12). Hearth temperatures remain a concern. Localised elevated readings on under-hearth thermocouples under the reaction shaft are likely indicative of diminished refractory lining in the area and the risk of a burn-through and liquid runout exists. Increased heat extraction fan capacity has been deployed beneath the furnace and thermocouple temperatures are being monitored continually. Operators intend to limit feed rate to the current range until the major shutdown in October 2025. The smelter processed 406.2 kt through Dec YTD which is an annualised run rate of 542 ktpa. Average Dec YTD feed rate was 72 tph. However, the smelter remains concentrate constrained and has been forced to take unplanned stoppages due to inability to assemble an appropriate concentrate feed blend while operating at 75 tph. Operators intend to continue with a feed rate set point of 70-75 tph as this rate generates a more pyrometallurgically stable environment in the FSF than when operating at 60-65 tph.

A feed rate of 102 tph has been demonstrated (FY11/12) and KCM operators express confidence that the design feed rate of 112.3 tph can be safely maintained subject to appropriate concentrates being available to present a feed blend that is within the thermodynamic operating envelope of the FSF. On-line time for the FSF (which determines the production rate of the smelter together with the concentrate feed rate) is planned to use the following downtime factors:

•	45 days every five years - Major rebuilds of furnaces, acid plant, oxygen plant.

•	2 days per month - repairs requiring feed being off.

•	30 minutes per day - time allotted for minor repairs requiring feed to be off.

•	This schedule results in an overall time utilisation of 89.2% which is reasonable and in line with similar smelter installations. Figure 14.31 shows the major sources of smelter downtime in the last three years. All of the unplanned downtime events shown are preventable:

•	Low feed stock - Inability to source sufficient feed concentrates has been the largest contributor over the last two years. The Konkola mine has not been able to supply concentrate to plan and KCM has not been able to locally source appropriate replacement concentrate of appropriate metallurgical quality at acceptable commercial terms. The effects of this item can be expected to decrease as output from the Konkola mine increases.

•	Significant downtime has also been recorded to repair waste heat recovery boiler (WHRB) leaks and for routine clearing of WHRB throat leaks. Throat build-up and WHRB leaks are accentuated by slow running (low feed rate) and erratic running (stop-start operation of the FSF). Steady operation at feed rates inside the designed range can be expected to decrease the effects of these items.

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Figure 14.31	Smelter downtime - FY22, FY23, FY24

Source: AMC, 2025.

Copper recoveries averaged 97.27% in October which is ~1% below plan, however discard slag assays are now between 0.2% and 0.3% which will result in recoveries increasing to the planned level of 98.4%.

Table 14.12	Nchanga smelter production – October 2024

Smelter October performance and November Plan
September			October, 2024			November
2024		Description	MTD as at October 31t			2024
Plan	Actual	Input metrics	Plan	Actual	Var	Projection
0	0	Operating hours hrs.	589	496	-92	589
0	0	Total Concentrates Fed	36,200	30,662	-5,538	37,342
0	0	Primary Cu Input	10,496	7649.61	-2,846	10,446
0	0	Avg. Dry Feed rate – FSF t/h	62	61	-1	62
0.00%	0.00%	Avg Dry Conc Cu-Grade	28.99%	24.95%	-4.05%	27.98%
0.00%	0.00%	Avg Dry Conc S-Grade	17.84%	18.27%	0.43%	18.18%
		Efficiency metrics
0.00%	0.00%	Cu-recovery – Operational	98.40%	97.27%	-1.13%	98.40%
0.00%	0.00%	Co-recovery	60.00%	60.02%	0.02%	60.00%
0.00%	0.00%	Cu in Alloy/Total Alloy	75.00%	80.46%	5.46%	85.48%
		Output metrics
0	76	Primary Production Mt	10,328	6,981	-3,348	10,279
0	76	Primary Anodes Mt	8,779	5,615	-3,164	8,737
0	0	Sulphuric Acid Prod Mt	17,590	13,411	-4,179	18,485
0	0	Sulphuric Acid Prod Mt 500TPD	0	0	0	0

Regardless of the availability of KCM concentrate, particularly Konkola high-grade concentrate, the smelter must run due to the tightly integrated flowsheet of the overall KCM operation. Starter sheets for the conventional-style, TLP EW are manufactured by the Nkana Refinery using stripper anodes produced by the Nchanga Smelter. Sulphuric acid produced from smelter off gas and from the 500 tpd sulphur-burning acid plant is essential for low-cost operation of the TLP.

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The smelter is now running at 65-75 tph. Although operation at the minimum, technically feasible, feed rate of 60-65 tph of dry concentrate feed is practical and has the advantage of conserving concentrate stocks and minimising the need for repeated shutdowns due to the shortage of concentrate, the FSF is thermodynamically more stable at 70-75 tph and the overall risk profile of the integrated complex is lowered.

14.4.2	Smelter condition

Following the unplanned shutdown of the Smelter in 2024, Hatch Limited (Hatch), a global multidisciplinary management, engineering and development company conducted a detailed assessment of the KCM concentrators, the TLP, the Smelter and the Refinery. Hatch’s remit was to assess process condition and readiness for re-start and to formulate a ramp-up plan and to identify risks to stable continued operation. Hatch delivered their final report in July 2024.

The Smelter successfully restarted in September 2024. The FSF is now due for a campaign rebuild including a full relining of the FSF including the hearth, having run since 2016 on the current hearth lining. The hearth brick was installed in 2008 and has lasted well. A major shutdown is planned for 45 days and is scheduled to begin in April 2026. KCM has drawn on the detailed condition assessments conducted by Hatch to develop the repair / rebuild program to be undertaken in conjunction with the relining of the FSF, SCF, and two cobalt refining furnaces (CoRFs).

Capital expenditure allocated for the campaign rebuild is US$32.8M - US$10.0M in FY24/25 for advance purchase of long lead items such as specialty furnace refractories and bespoke water-cooled copper furnace cooling elements and $23.0M for replacement equipment, specialty contractors and consumables to be spent in FY25/26. Table 14.13 shows a breakdown of capital expenditure by smelter section. The scope of the rebuild has been thoroughly developed by Hatch and KCM operators and engineers. This work was aided by the extended, unplanned downtime in 2024 which permitted internal inspections and assessments that would not otherwise have been possible.

Table 14.13	Smelter rebuild Capex – by section

Section	Cost (US$)
Furnace rebuilds, WHB repairs, Dryer refurbishment, anode wheel upgrade	19,100,550
Acid plant refurbishment	10,041,470
Oxygen Plant refurbishment	726,230
Miscellaneous items	2,886,875
Smelter rebuild total	32,755,125

The next campaign is planned for five years which is aligned with worldwide industry performance for similar furnaces and systems.

14.4.3	Concentrate blending

Stable thermodynamic operation of the direct-to-blister smelting process relies on operators maintaining an appropriate feed concentrate blend to the FSF. Concentrates from KCM sources (Konkola, Nchanga, Nampundwe Pyrite) and from external sources are received and stored by the receiving material handling system (RMHS). The RMHS has the ability to accurately assemble two blended stockpiles of 7,500 t. Currently blended piles of 2,000 t are assembled due to the shortage of blend components. Table 14.14 shows a typical monthly blending plan. Multiple blending metrics are targeted – Cu content, Fe / SiO2 ratio, and S content.

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Table 14.14	Example monthly concentrate blend plan – June 2025

JUN' 2025-26 BLEND PLAN	Blend	100%	DMT	Cu %	Fe %	SiO2%	CaO %	s%	Bi ppm	Co%	AsCu %	Au %
Nchanga	5.0%	5.00%	2303	20.0%	6.7%	22.0%	0.0%	7.2%	272.00	0.4%	1.83%	0.00%
Konkola	20.0%	20.00%	9212	33.0%	7.6%	21.8%	0.0%	15.1%	161.00	0.8%	1.78%	0.00%
Pyrite	8.0%	8.00%	3685	0.3%	23.6%	1.4%	11.3%	30.4%	0.00	0.0%	0.00%	0.00%
Lumwana	36.0%	36.00%	16582	29.0%	20.6%	12.9%	0.2%	26.4%	28.00	0.1%	1.48%	0.00%
Kalumbila	0.0%	0.00%	0	23.8%	24.5%	8.0%	0.1%	28.7%	474.30	0.0%	0.46%	0.00%
Lubambe	0.0%	0.00%	0	0.0%	6.6%	12.4%	0.7%	19.9%	474.83	0.0%	4.04%
Yabuzam	0.0%	0.00%	0	28.9%	15.8%	15.9%	0.1%	23.1%	73.23	0.1%	1.04%	0.01%
Slag Cone	4.0%	4.00%	1842	25.0%	14.5%	13.5%	2.9%	17.3%	146.00	0.5%	3.59%
Commus	0.0%	0.00%	0	48.0%	1.6%	16.3%	1.1%	12.4%	131.00	0.0%	7.47%
Kamoa	14.0%	14.00%	6448	48.0%	2.6%	21.9%	0.6%	5.1%	13.00	0.0%	1.12%	0.00%
Kinsenda	8.0%	8.00%	3685	47.0%	6.7%	0.2%	0.1%	10.3%	85.00	0.1%	4.90%
Kapulo	0.0%	0.00%	0	0.0%	17.6%	25.8%	0.4%	26.0%	85.00	0.0%	4.17%
Lime	5.0%	5.00%	2303	0.0%	0.0%	2.6%	49.0%	0.0%	0.00	0.1%	0.00%
	100.00%	100.00%	46060	29.54%	12.63%	13.95%	3.64%	17.54%	70.34	0.26%	1.67%	0.00%
					Fe /SiO2	0.91
					Normalized Silica		21.4%

The BP concentrate blending plan for FY25/26 is shown in Table 14.15. AMC notes the following:

•	Opening concentrate stocks are minimal – 2,242 t.

•	KCM plans to consume all internal production from Konkola which is the preferred high-grade (HG) feed.

•	Nchanga HG (high-grade, >20.0% Cu) is generally blended at 4% due to high SiO2 content (22.0% versus 15% target in smelter feed). A closing inventory of 44,580 t for FY25/26 is forecast by the Smelter.

•	Kamoa is a desirable highest grade (up to 50% Cu) feed available on the Copperbelt. Commissioning and start-up of the Kamoa smelter has been delayed up to three months by a fire at the Kamoa back-up generator site. This may present an opportunity to secure further contracts for this HG material.

•	Kinsenda – is a DRC chalcocite mine that produces desirable HG concentrate.

•	Kalumbila – is “standard grade” chalcopyrite con. available locally in large quantities.

•	Commus – is local Copperbelt high-grade.

•	Chinese slag concentrates – is local supply when available.

•	Nampundwe – KCM pyrite concentrate, essential for “fine tuning” of blend chemistry.

Table 14.15	Concentrate blending plan – FY25/26 business plan

	Opening Stock			Receipts			Treatment			Closing stock
OWN CONCENTRATES	DMT	TCu%	Fine Cu	DMT	TCu%	Fine Cu	DMT	TCu%	Fine Cu	DMT	TCu%	Fine Cu
NCHANGA HG	-	20.0%	-	63,995	20.0%	12,799	19,415	20.0%	3,883	44,580	20.0%	8,916
KONKOLA HG	483	33.0%	159	151,608	33.0%	50,031	151,653	33.00%	50,045	438	33%	145
PYRITE	1,000	0.3%	3	72,001	0%	216	43,288	0.3%	130	29,713	0.3%	89
TOTAL OWN	1,483		162	287,604		63,046	214,355		54,058	74,732		9,150
PURCHASED CONCENTRATES
LUMWANA	-	29.1%	-	185,233	29.00%	53,718	185,233	29.00%	53,718	-	0.0%	-
LUBAMBE	-	44.5%	-	-	0.0%	-	-	0.0%	-	-	0.0%	-
Yabuzam	-	26.0%	-	-	0.0%	-	-	0.0%	-	-	0.0%	-
SLAG CONC	325	25.0%	81	13,416	25.0%	3,354	13,416	25.0%	3,354	325	25.0%	81
KALUMBILA	-	0.0%	-	12,569	0.0%	-	12,569	0.0%	-	-	0.0%	-
Commus	-	48.1%	-	4,688	48.00%	2,250	4,688	48.0%	2,250	-	0.00%	-
KAMOA	235	48.0%	113	60,101	48.0%	28,848	60,101	48.0%	28,848	235	48.0%	113
KINSENDA	200	47.0%	94	29,333	47.0%	13,786	29,333	47.0%	13,786	200	47.0%	94
KAPULO	-	29.6%	-	-	0.0%	-	-	0.0%	-	-	0.0%	-
TOTAL PURCHASED	759		288	292,771		101,957	292,771		101,957	759		288
Total Concentrates	2,242		450	580,375		165,002	507,126	30.76%	156,015	75,491		9,438

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The LOM plan assumes that third party concentrate feed will be purchased at quantities of between 250,000 to 300,000 tpa. These amounts will supplement Konkola and Nchanga concentrate feed to bring the annual total smelter feed to 850,000 tpa which maximises utilisation of the smelter capacity. The specifications of the material sourced from third parties has been assumed to match the specifications of the contracted 2026/2025 material. The exact specifications for this material will require detailed blend analysis considering all KCM sourced material at each time in the schedule. No contracts are in place for this supply beyond 2026 and this is a critical component of the smelter feed requiring resolution. The value to the life of mine cashflow is an undiscounted net cashflow of approximately $2,2000M which, when discounted across the mine life is equivalent to a net present value of approximately $500M.

14.4.4	Nkana refinery

14.4.4.1	Mode of operation, general condition

The Nkana Refinery (Tankhouse, Refinery) is a large, conventional electro-refinery with a nominal capacity of 300 ktpa of grade A refined cathode (see Figure 14.32). Production utilises the starter sheet process whereby thin starter sheets of refined copper are plated on titanium blanks in the Stripper Section of the Tankhouse. Sheets are manually stripped and fabricated prior to loading in the commercial sections of the Tankhouse where they are grown to full weight. Anodes are consumed in two 11-day cycles and two refined cathodes are produced per anode. Approximately 18% of the anode weight is returned to the smelter as anode scrap. Overall scrap rate for the refinery is 22%.

The commercial section of the Tankhouse is arranged in 72 independently powered sections. Nine independent electrolyte circuits service eight sections each.

The Refinery operated reliably and well in the past, achieving >95% current efficiency and producing >95% grade A quality refined copper. In recent years the capacity of the refinery was reduced to 50% due to issued related to inability to maintain the facility in full operating condition.

Figure 14.32	Nkana refinery – process flowsheet

Source: KCM, 2025.

The current mission of the Refinery is to produce starter sheets for the TLP EW tankhouse. To accomplish this, stripper anodes are supplied by the Nchanga Smelter and consumed in the stripper section. Anodes produce good quality sheets while still dimensionally consistent which is about ½ weight. After this point the anodes are transferred to a commercial section to consume the remainder of the anodes and to produce refined cathode for sale. Anode scrap from these sections is returned to the Smelter for remelting.

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In this mode of operation, one commercial electrolyte circuit is in service. As two sections only are required for this stripper anode refining duty, six sections in the operational electrolyte circuit are currently available for refining should copper be available in the smelter to produce and supply commercial anodes. Refining of such copper would be accomplished at minimal additional cost for power and reagents as operation of the electrolyte circuit (including labour) is a stay in business expense already incurred for production of TLP starter sheets. The Refinery could currently be characterised as neat and tidy but very run down, with general observations as follows:

•	Some cell-top hardware is in storage and available.

•	Cells are in serviceable condition.

•	Structures are not painted and are acid affected but appear to be sound.

•	Basement floors and sumps are acid compromised. While the damage is significant, acid infiltration below the basement concrete floor has not yet resulted in sufficient “swell and heaving” to distort the basic structure of the building.

Operators are aware of the conditions described and the most critical areas have already been repaired. One of three slimes recovery sumps has been repaired and re-tiled and repair of the second is scheduled for 2025. The worst floor area has been dug out, acid has been neutralised and the floor has been re-concreted. Acid-proofing of the concrete will be completed early in 2025. Plans are in place for similar repair of a second high-priority area. One high-priority area of steel structure has been sand blasted, repaired and re-painted. More similar repairs are budgeted for 2025.

14.4.4.2	Production

Table 14.16 shows Refinery production for 2024-2025 YTD to January 2025. Gross copper production was 4,763.1 t versus the business plan (BP) of 12,033 t. This significant production shortfall is largely due to availability of anodes from the Smelter. Basic refinery performance parameters were as follows:

•	Current efficiency	91.8% v. 96.0% planned
•	Anode scrap rate	34.2% v. 18.0%
•	Plant utilisation	93.3% v. 90.0%

•	Dispatchability	84.9% v. 95.0%

Although operators are experiencing some difficulties maintaining stable electro-chemical conditions in the Tankhouse due to the small number of sections operating and are not meeting planned current efficiency, scrap rate and cathode dispatchability levels, the operation is stable and the primary mission of supplying acceptable quality starter sheets to the TLP is being met.

Table 14.16	Nkana Refinery production – 2024-2025

2024 -2025 YTD						January-25				Feb-25
Actual	BP	Var [Actual- BP]	DECEMBER- 24 Actual	Parameter	Units	Actual	Projection	BP	Var [Actual- BP]	Projection	BP
4,763.1	12,033	(7,269.6)	1084	Gross Copper production	MT	981	1,707.0	4,059.6	(3,078.7)	1,584.0	4,197.1
2,221	6,997	(4,776.2)	580	REC Production	MT	473	700.0	2,611.7	(2,138.936)	800.0	2,914.0
2,128	3,293	(1,165.3)	504	S/S to TLP	MT	508	656.0	840.4	(332.246)	550.0	675.6
414	1,743	(1,328.1)	0	Q12 production	MT	0.00	351.0	607.5	(607.500)	234.0	607.5
420	1,743	(1,322.8)	0	Q12 Dispatch	MT	0.00	351.0	607.5	(607.5)	234.0	607.5
6,971	22,000	(15,028.7)	1,194	Nchanga Anodes Receipt	MT	1,578	2,700.0	4,500.0	(2,922.1)	2,160.0	4,500
9.6	20.7	(11.1)	1	Slimes Production	MT	1.32	2.0	7.2	(5.9)	2.00	7.2
91.8	96.0	(4.3)	93	Current Efficiency	%	91.1	96.0	96.0	(4.9)	96.0	96.0
34.2	18.0	(16.2)	38	Anodes Scrap Rate	%	22.0	18.0	18.0	4.0	18.0	18.0
42	10.0	5.8	3	Starter sheet scrap	%	4.90	5.0	10.0	0.1	5.0	10.0
84.9	95.0	(10.1)	80	Dispatchability	%	88.2	95.0	95.0	(6.8)	95.0	95.0
93.3	90.0	3.3	94	Plant Utilisation	%	92	92	90.0	2.0	92	90.0

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14.5	Proposed processing methods

No new processing methods are proposed.

14.6	Proposed flow sheet

No new processing methods are proposed.

14.7	Plant design and equipment

See Sections 14.1.2 and 14.1.4.

14.8	Plant operations

Following the scheduled full-plant shutdown of 45 days in October / November 2025, the smelter is scheduled to return to production using the concentrate blending plan shown in Table 14.15. Planned feed rate prior to the shutdown is 70 tph and is planned to ramp up from 80 tph to 90 tph after the return to full operation. Full year throughput of 547,048 t is planned, using the standard smelter downtime schedule of 0.5 hours per day and two days per month (91.5% utilisation of available time).

Throughput for the five-year period from FY2025/26 to FY2029/30 is planned to rise to a maximum of 646,086 t which will require a feed rate of 81 tph at the standard time utilisation of 91.5%. From FY2031/32 onwards, throughput is planned at 850,000 tph which is the nominal designed maximum production rate. This requires a feed rate of 112.3 tph at 86.4%-time utilisation. Smelter technical staff are confident this rate can be maintained provided an appropriate feed blend can be sourced. AMC concurs with this opinion.

Basic operating performance parameters calculated by smelter technical staff, e.g., 98.13% Cu recovery, 60% Co recovery, S conversion to sulphuric acid, have been used to model the planned performance of the smelter and refinery.

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15	Infrastructure

This section of the report outlines the various infrastructure components supporting the ongoing mining and processing operations at the KCM mine site. It provides an overview of roads, railways, water dams, dumps, and tailings disposals, detailing their locations and roles in sustaining operations. Additionally, it summarises essential services such as power and water, including their sources and overall usage statistics. Ancillary service infrastructure supporting mining and processing activities is also addressed.

Furthermore, the report highlights planned future infrastructure expansions where applicable, offering insights into upcoming developments.

15.1	Roads

The mine sites are all existing operations and are connected to multiple local roads in the Chililabombwe, Chingola, Kitwe and adjacent towns. Internal town roads in these areas are primarily not always marked roadways and are a mix of dirt and tar roads. However, the main interconnecting roadway through the towns, Chingola-Chililabombwe Rd (T3), is a tar road that is kept in a decent and usable state and serves as the major route between towns and various mining sites, operations and the DRC Border. Thus, road access to support ongoing and future operations is well established in the area.

Roads in the local area are however prone to deterioration especially during the rainy seasons, and potholes are a frequent occurrence and risk to be aware of and dealt with when travelling on roadways. The map below visualises the main roadway, Chingola-Chililabombwe Rd (T3), and also shows existing railway infrastructure in-between towns covered in the next section (see Figure 15.1).

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Figure 15.1	Map showing main roads connecting towns of Chingola and Chililabombwe

Source: Google Earth Pro. (2025). Map showing main roads and railways around Chingola & Chililabombwe, Zambia. Google Earth. Available at: https://earth.google.com. Accessed 12 March 2025.

On a national scale, Zambia has a functioning network of major highways that is the lifeline for mining operations in the Copperbelt region. Major highways also connected to the neighbouring countries of Tanzania and Namibia where access can be gained to port infrastructure for exports. Through highways connected to the neighbouring countries of Botswana and Zimbabwe, access can also be gained to South Africa for port access for exports.

15.2	Rail

In recent years, Zambia’s railways in the areas surrounding KCM are characterised by aged infrastructure and similarly aged rolling stock. This has resulted in significant operational challenges with operating rail services in the local areas surrounding the mine. Due to the deteriorating condition of existing railways running through the towns of Chililabombwe and Chingola, final product is not initially transported by railway. The primary method of transporting final product, and for inbound shipments of equipment or consumables, is road freight.

A viable rail export corridor that has been utilised in the past by KCM includes the Tazara railway line that stretches from the Zambian town of Kapiri Mphosi, through Tanzania and to the port of Der-es-salaam. Product still needs to be trucked via road for the initial 200 km from site to Kapiri Mphosi due to non-functioning local railways in the Copperbelt province. The Tazara railway is however not without its own challenges and has in recent years been plagued by operation challenges and infrastructure issues. At the time of reporting however the railway line is reported as open for freight and passenger use but needs extensive infrastructure upgrade and repair work. The below map shows current railway infrastructure reported in Zambia, showing both functioning and non-functioning networks (see Figure 15.2).

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There is a potential future rail corridor referred to as the Lubito Corridor that is planned to connect Angola’s port of Lobito through the DRC to Zambia’s Copperbelt. Current projections are for a completion date of 2029 (Lobito Corridor: What It Is & Why It Matters, 2025).

Figure 15.2	Map showing rail infrastructure of Zambia Railways Limited

Source: Zambia railways ltd, railway network Map showing major railway infrastructure. Available at: zrl.com.zm/rail -Accessed 17 March 2025.

15.3	Port facilities

Zambia is a landlocked country with no direct access to port facilities. Consequently, the transport of goods to and from the country and the mine relies exclusively on rail and road infrastructure. Accessible ports in other countries that have been utilised for product exports via existing logistical corridors include:

•	Tanzania – Port of Dar-es-Salaam

•	Namibia – Port of Walvis Bay

•	South Africa – Port of Durban

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15.4	Water dams

Due to the primary source of raw water for operations being derived from underground dewatering activities, there is no significant need for above-ground water storage. The volume of water inflows into the underground mine operations at Konkola Mine far exceeds the required raw water usage. At Nchanga Mining operations, raw water from underground dewatering is supplemented with water abstracted from the Kafue River pump station. Consequently, there is no substantial water dam infrastructure for surface operations. The only operational dam is an emergency pollution control dam, constructed from the footprint of an old, reclaimed stockpile located adjacent to the TD02 historical TSF, which has been successfully reclaimed.

15.5	Dumps

As part of operations of both the Konkola and Nchanga Operations, waste rock dumps are utilised to dispose of any waste rock generated through mining operations. These facilities are subject to statutory compliance and operating waste rock dumps at Konkola Mine is subjected to statutory inspections conducted by and independent 3rd party inspector to ensure compliance to the applicable legislation.

15.6	Licensing and permitting

The framework for the independent inspection of mine dumps is outlined in The Mines and Minerals (Environmental) Regulations, 1997 (Statutory Instrument No. 29 of 1997), a subsidiary legislation of The Mines and Minerals Development Act (MMDA).

Licensing to own and operate waste dumps at Konkola is subject to The Environmental Management Act (EMA), 2011, Environmental Management (Licensing) Regulations, 2013. Statutory inspections are carried out in line with the required legislation to ensure compliance of the operated waste dumps.

15.7	Konkola operation waste dumps

The Konkola Underground Mine, located on the outskirts of the town Chililabombwe, operates primarily two waste dumps, Dump A & B. Dump A is located west of the mine adjacent to shafts 1 & 4, and handles waste from these operations. Dump B is located North-west of shaft 3 about 2.5 km north of Dump A. Both dumps are in operation and are actively used to support ongoing operations, they respectively have coverage areas of approximately 48 ha for Dump B, and 48 – 50 ha for Dump A (see Figure 15.3).

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Figure 15.3	Map showing waste dump locations at KCM

Dump B
Dump A
Google Earth
Image © 2025 Airbus
1 km
N

TITLE

Map showing waste dump locations at KCM

Konkola Copper Mines plc

AMC consultants
mine smarter

Source: Google Earth Pro., 2025. Map showing waste dumps of Konkola Mine at Chililabombwe, Zambia. Google Earth. Available at: https://earth.google.com. Accessed 19 March 2025.

15.7.1	Nchanga Operation waste dumps

The primary source of waste dumps in the Nchanga mining operations is from historical open pit mining overburden stockpiles. The stockpiles are primarily located in the areas shown in the image below. The stockpiles in these areas are estimated to cover an area of over 1,200 ha based on historical overburden inventory dumps data from the mine (see Figure 15.4).

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Figure 15.4	Map showing locations of various waste dumps at Nchanga Mines

Source: Google Earth Pro., 2025. Map showing waste dump locations of Nchanga Mine located at Chingola, Zambia. Google Earth. Available at: https://earth.google.com. Accessed 19 March 2025.

15.8	Tailings disposal

15.8.1	Tailings deposition locations

Tailings disposal is achieved through pumped tailings to various TSFs located at different geographical locations throughout the Konkola Mines operational footprint. The operations include historic tailings facilities that are no longer in operation and in various stages of reclamation, and two operational facilities.

The current overview and state of TSFs in summary includes:

•	TD02 – No longer in operation and fully reclaimed.

•	TD03 – No longer used for deposition of tailings and currently in process of being reclaimed through hydraulic mining and truck and shovel operations.

•	TD04 – No longer used for deposition of tailings and earmarked for reclamation by hydraulic mining.

•	TD05 – in operation and nearing maximum capacity. Investigation into stability and capacity increase conducted, but opportunity was limited due to stability issues (details below).

•	Lubengele – in operation, no plans for expansion, however facility has about 50% of design capacity left.

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Locations of various TSFs in relation to neighbouring towns and the main mining operations shown below (see Figure 15.5).

Figure 15.5	Map showing locations of all TSFs of Konkola and Nchanga Operations

Source: Google Earth Pro., 2025. Map showing the location TSF and mining operations of Konkola Mines, Zambia. Google Earth. Available at: https://earth.google.com. Accessed 12 March 2025.

The two operational facilities which include Muntimpa (TD05) and Lubengele are each located in proximity to local towns and in close proximity to mining operations at Konkola and Nchanga.

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The Muntimpa (TD05) facility is located just to the south of the town of Chingola and borders the outskirts of town (12°36'51.66"S, 27°53'13.16"E) (see Figure 15.6).

Figure 15.6	Map showing detail view of TD05 Muntimpa TSF

Source: Google Earth Pro., 2025. Map showing the location of Muntimpa TSF in Chingola, Zambia. Google Earth. Available at: https://earth.google.com. Accessed 12 March 2025.

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The Lubengele facility is located just to the north of the town of Chililabombwe and borders the outskirts of town (12°20'27.25"S, 27°49'53.35"E) (see Figure 15.7).

Figure 15.7	Map showing detail view of Lunengele TSF

Source: Google Earth Pro. (2025). Map showing the location of Lubengele TSF in Chililabombwe, Zambia. Google Earth. Available at: https://earth.google.com. Accessed 12 March 2025.

15.8.2	LOM capacity and expansion opportunities

With regards to the current capacity of available facilities, the Muntimpa (TD05) TSF is nearing its end of life and is expected at current mining rates to reach end of life near the end of 2028. An inspection into increasing its capacity was conducted by an independent third-party contractor, however capacity expansion was constrained due to concerns about stability. Initially the expansion capacity aimed for was 780 Mt, but according to report findings relating to stability issues, this has been constrained to a maximum expandable capacity of 590 Mt.

Currently there are no plans to extend the capacity of the Lubengele TSF and based on historical deposited tailings, the facility still has about 50% capacity remaining.

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Table 15.1 summarises the current conditions of operational TSF facilities.

Table 15.1	Operational TSF conditions, TD05 (Muntimpa) and Lubengele

Description	TD05 - Muntimpa	Lubengele
Last Assessment conducted available	Nov 2024, Capacity increase investigation report & Quarterly inspection report.	Quarterly inspection report Jan 2025.
Management Standard / guidelines Followed	Global Industry Standard on Tailings Management (GISTM).	Global Industry Standard on Tailings Management (GISTM).
Total Storage capacity original Design [Mt]	534.8	200
Total Storage Used [Mt]	546	101
Total Remaining [Mt]	44 (Based on the 590 Mt increased capacity option).	99
Planned Capacity Increase [Mt]	245	None planned.
Final Planned Capacity [Mt]	590 (780 not possible due to stability concerns).	200
Yearly deposition target [Mt]	To be confirmed based on new mining plan.	To be confirmed based on new mining plan.
Operational comments [During last reporting periods available]	Operating close to design freeboard and pond level reduction required. Supernatant pond distance above limits, work was undertaken to lower levels.	Operating well within design freeboard limits. Supernatant pond distance within limits. Drains and spillways operational but needs repair work & cleaning.
Highlighted Major Risk / Scope required

Regardless of capacity increase, assessments pointed to stability issues, constraining the opportunity for additional capacity.

Increasing capacity is constrained to max of 590 Mt subject to the construction of a large Rockfill buttress to the south of the main wall, with interface filter drainage required.

Stability assessment update is required urgently to confirm stability in line with GISTM standards. Could infer additional scope for stability improvement dependant on outcome of work.

Needs update of 5YP deposition strategy to also infer LOM planning.

15.8.3	Licensing and permitting

TSF facilities are managed by conducting routine statutory inspections carried out by an independent consultant on TSF facilities in line with compliance with the MMDA No. of 2015, the principal Act, and its subsidiary legislation the Mines and Minerals (Environmental) Regulations, 1997 (Statutory Instrument No. 29 of 1997).

In addition, the reports produced on statutory compliance follows the licencing requirements as provided for under the Zambian EMA of 2011 and its subsidiary legislation the Environmental Management (Licensing) Regulations, 2013 (Statutory Instrument Number 112 of 2013).

15.8.4	Stability and TSF management processes

KCM tailing management systems are aligned with the GISTM.

Quarterly assessments are conducted by an independent consultant to report on TSF conditions and management. The inspections focus on:

•	Tailings deposition in the quarter compared to planned targets.

•	Pond water management and freeboard, also with focus on stability to deal with rainfall events.

•	Beach profile.

•	Piezometer readings are taken monthly at strategic locations on TSF dam walls for stability assessment.

•	Environmental management is checked with effluent quality and limits of statutory limits of effluent discharge verified. Air quality with regards to dust generation is checked.

•	Appurtenant facilities inspected with focus on spillways and canals, wall slopes and toe areas and Filter drains.

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Quarterly reports are accompanied by dashboards highlighting risks, and priority of risks identified during the period of inspection, quarterly reports highlight any deviations from standards and advises remedial actions to be implemented to ensure continued compliance and safety of facilities.

In addition to the mentioned activities for statutory compliance as listed above, KCM also implement the following as part of their TSF Management policy:

•	Maintaining a robust emergency response system, which includes developing plans in collaboration with local communities and emergency services, as well as conducting regular mock exercises to test their emergency response procedures.

•	Avoiding riverine and submarine tailings disposals in new projects.

•	Maintaining transparency and building mutual trust with their stakeholders by keeping them informed about tailings are managed and engaging with stakeholders throughout the entire lifecycle of the facilities.

•	Working collaboratively with their community partners to develop long-term recovery actions required in case of a tailing's facility failures.

•	Review the performance on a periodic basis against their policy including the sharing of good practices throughout the organisation and stakeholders.

15.9	Power

KCM operations primarily draw their power from the CEC which owns and operates electricity transmission infrastructure in the Copperbelt region. CEC primarily purchases electricity from ZESCO, the national power utility in Zambia a state-owned power company. The primary sources of power for the CEC include:

•	ZESCO is the primary source of power purchased.

•	CEC owns thermal power generation assets totalling 80 MW capacity.

•	Approximately 34 MW of Solar PV located at Riverside Solar PV park, Kitwe.

•	Future plans also include development of a 40 MW hydropower plant in the North-Western province of Zambia.

•	There are future KCM plans for renewable energy at Chililabombwe (150 MW) and thermal South Province (150 MW).

The ZESCO national grid in Zambia is limited geographically and is plagued by an overall supply deficit, with many parts of the country not currently under electrification. The primary source of electricity is hydroelectric, with the rest coming from thermal coal and imports from various neighbouring countries.

Power sources that feed into the ZESCO national grid include:

•	Hydroelectric power from various hydro power plants including Kariba North Bank, Kafue Gorge, Victoria Falls, ITPC, Lunzua, Lusiwasi Lower, Chishimba Falls, Lunsemfwa Hydro.

•	Thermo Coal plant located at Maamba Collieries.

•	Imports come from various countries including South Africa, Mozambique, Malawi and Zimbabwe.

•	During times of additional power demand, like during smelter start-ups, or when grid failures occur, emergency power capacity is available through the use of generators.

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Some of the main characteristics of the power transmission system in the area of operations of Konkola Mines include:

•	Transmission system has various voltage levels including 220 kV, 66 kV, and 11 kV.

•	Konkola Mining operations tie into the 66 kV voltage lines at substations located in the towns of Chililabombwe and Chingola.

•	At the 66 kV substations, power is stepped down primarily to 11 kV, and in some cases to 33 kV, whereafter power is then distributed to various other KCM operations substations before being stepped down further for use.

•	Underground power reticulation is done at 11 kV, whereafter underground substations steps down power further into required final usable voltages.

15.9.1	Existing operating power supply capacity and expansion

The existing operations at KCM have a current overall power capacity requirement of approximately 194 MW to fully operate all mining operations and supporting infrastructure. Power is distributed from substations located in Chingola, Chililabombwe, Nampundwe and Kitwe towns.

Power outages are a major threat to operations with emergency power only enough to cover critical loads and not continued operations. During unavailability of grid power, operations cannot continue until power is restored.

To support expansion of mining operations and supporting infrastructure expansions, this figure is estimated to increase to approximately 250 MW over the next ten years.

15.9.2	Emergency power supply and expansion

Current emergency power is limited to a 24 MW capacity backup power plant located at Konkola mine in Chililabombwe and also includes two generators owned by a utility company in the plant areas which has a combined 20 MW emergency generator capacity. Thus, current total emergency power capacity is around 44 MW installed across the mine locations.

Due to further mine expansions, especially expansions relating to the KDMP underground expansions, more critical infrastructure is being introduced that will require emergency backup power in the event of grid failures. Due to this increased requirement of emergency power, an expansion of the existing backup power plant is planned, increasing the 24 MW capacity by 16 MW with the installation of two additional generators of 8 MW each. This will bring the total capacity of the backup power facility to 40 MW, and the total backup power across the entire operation to 60 MW.

15.10	Water

Konkola Mine is among the wettest underground mines globally, with recent underground dewatering pumping rates peaking at approximately 360,000 m³/day. Although the Nchanga Underground Mine is not as wet as Konkola, it also experiences substantial water inflow, with pumping rates frequently reaching peaks of around 75,000 m³/day.

The overall raw water balance at Konkola Mine is significantly net positive, primarily due to the substantial water inflow from underground operations at Konkola Mines. Additionally, a large amount of potable water, sourced from a local water services provider, is utilised by various operations and supporting infrastructure.

15.10.1	Raw water

The primary source of raw water is derived from underground mining dewatering activities at the Nchanga and Konkola Underground Mines. Both mines experience significant water inflows and seepage, necessitating continuous dewatering to maintain access to mining faces. Water is extracted by underground pumping chambers and pumped through mining shafts and brought to the surface.

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With the expansion of operations at Konkola through the KDMP, the volume of water inflow is anticipated to increase as mining activities further intersect groundwater aquifers, which will further increase water quantities being pumped to the surface.

15.10.2	Konkola operations raw water balance

Konkola Mine's water balance involves discharging approximately 90% of the abstracted raw water from underground dewatering activities (360,000 m³/day) back into surface streams. The water is brought to the surface and discharged into surface channels, which then deposit it into the Kakosa Stream, ultimately leading to the Kafue River.

The remaining water is recirculated and used for various underground services, as process top-up water for the Konkola concentrator plant operations, and approximately 20,000 to 30,000 m³/day is supplied to the Mulonga Water and Sewerage Company, a local water and sewerage service provider. The Konkola Concentrator is reported to have a usage of up to 20,000 m³/day. However recent usage figures of operations show the usage over past few months being closer to around the 5,000 – 8,000 m³/day mark.

A significant portion of the water used in the Konkola Concentrator also eventually ends up in the Lubengele TSF as part of pumped tailings. A large portion of this water is mostly lost due to evaporation, seepage, and overflow, which is directed back to the Kafue River.

15.10.3	Nchanga Operations raw water balance

The Nchanga Operations raw water supply is made up of a combination of water abstracted from the Nchanga Underground Mine and also abstraction from the Kafue River pump station, located just north of Nchanga mining operations. According to recent site water balances from operations, the balance between these sources is close to a 50% split between the two, with fluctuations of around 10% being witnessed on either end. According to recent operational water balance figures, the Nchanga Operations on average used fresh raw water feed of around 120,000 to 140,000 m³/day.

The primary usage of this raw water is for the operations of the Old East Mill, New East Mill and New West Mill. With a large portion of this water ultimately ending up in the Tailings Leaching plant and the Muntimpa tailings storage facility, where it is either lost through evaporation, seepage or overflow into surface level streams. A portion of raw water is also re-directed to the Mulonga water treatment plant.

15.10.4	Potable water (domestic water)

Potable water supply and infrastructure in the area of Chingola, Mufulira, and Chililabombwe is provided by The Mulonga Water and Sewerage Company (MWSC). The existing infrastructure is aging and most of it has been in operation for about 50 years but still manages to provide the various operations with domestic water supply. In recent years local planned projects being led by MWSC is aiming to upgrade water treatment plants, pump stations, reservoirs and supply and transfer piping in the distribution network. According to recent operational water balances Nchanga Operations has used on average between 800 – 900 m³ of domestic water per day in the last few months of 2024 and beginning of 2025, a figure that seems to have steadily declined over the years from usage figures reported as far back as 2019. The Konkola operations is reported to use around anything from 1,500 up as high as 8,000 m³/day of domestic water, based on operational water balances from the last few months of 2024 and beginning of 2025. A value that seems to be fluctuating heavily on a month-by-month basis.

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15.11	Pipelines

Operations do not rely heavily on services from overland pipelines, except for lines running to and from TSF at Lubengele and Muntimpa (TD05).

At Lubengele tailings is transported to the TSF from the Konkola Concentrator plant by an approximately 5 km line running north through the town of Chililabombwe in the same corridor as railway infrastructure. Because of deposition locations that can change depending on TSF management, this distance can vary over time.

Another tailings pipeline, running more on the outskirts of the town connects the Konkola concentrator plant and the operations at 3 Shaft just north of the concentrator plant. This line is approximately 3 km in length. These lines are running mostly on surface with a few culvert crossings along the way where roads are intersected.

A new return line is also planned to run between the paste plant at 3 Shaft and the Lubengele TSF. This new line will be approximately 3 km in length but would be subject to final design.

At the Nchanga Operations, the main pipeline being utilised is a pipe corridor that connects TD05, Muntimpa and the process operations at Nchanga mine. Depending on final deposition location at the TSF, this pipeline is estimated to be around 8-9 km in length and is used for transporting tailings.

15.12	Ancillary surface infrastructure and expansions

As an existing operation, supporting infrastructure is in place to support current operations at the various mining and processing facilities which include:

•	Various process plant infrastructure at Konkola & Nchanga Concentrators plants, Old East Mill, New East Mill, New West Mill, Tailings Leach Plant, Nchanga Smelter, and the Nkana Refinery.

•	Warehouses, maintenance shops, administration offices and other supporting infrastructure at the various facilities.

•	Other supporting infrastructure, various service workshops, wash bays, explosive storage sheds, water treatment plant.

•	Existing network of access and in in-plant roads, and railway infrastructure.

•	Water supply and distribution systems.

•	Existing power supply infrastructure including various substations for grid power tie-in, and power reticulation and distribution to existing operations.

•	Tailing storage facilities and paste backfill plants.

Following the implementation of the revival plan to restart operations, and ramp up production at existing operations , to support ongoing operations of mining at Konkola’s 4 Shaft, the KDMP is also undertaken as an intensive brownfields capital upgrade project not only including underground expansions of mining and underground infrastructure, but also expansion of surface infrastructure which will include the development of additional surface level supporting infrastructure for mining operations at Shaft No.4. These upgrades items include:

•	Various surface infrastructure including warehouses, maintenance workshops, administration offices, kitchen and canteen, clinic, and change houses.

•	Network of surface roads and railways.

•	Network of surface canals.

•	Upgrade of emergency power capacity.

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15.12.1	Internal rail network

The rail system envisaged will be constructed to connect with No.1 shaft existing rail infrastructure and will service all five conveyance compartments. The rail system will also interconnect the newly planned workshops, storage areas and hard standings. The rail system will also include marshalling yard.

15.12.2	Office building

And administration building is provided for within the surface infrastructure. A three-storey brick building shall be provided to include:

•	Large open plan office space on all 3 levels for approximately 340 people total.

•	Central control room on ground level.

•	1x boardroom on ground level.

•	Kitchen facilities on all floors.

•	Reception area on ground level.

15.12.3	Change houses and other buildings

Other supporting infrastructure for staff will include change houses with shower, laundry and locker room access, and to provide other services as follows:

•	Managerial change house.

•	General payroll change house.

•	Lamp houses with racks to house approximately 1,000 cap lamps.

•	Kitchen and tea-room.

•	Banksman’s cabin.

•	Winder and raise bore workshop.

•	Explosives storage shed.

•	Diesel storage.

•	Parking areas.

•	Storage sheds (wire rope, skip and sheave, roper reeler).

•	Hard standings and waste bin areas.

•	First aid clinic.

15.12.4	Infrastructure related to life of mine expansions

In addition to the Konkola UG expansion project, the Konkola Deep Mining Project, and the reclamation of Nchanga Tailings dams TD 3 & 4 through hydro mining, the KCM life of mine plan also considers other resources including:

•	Konkola UG Inferred Resources

•	COP E, D & F

•	Luano

•	Fitwaola

•	Nchanga Open Pit

•	Nchanga Underground

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16	Market studies and contracts

16.1	Market information

Copper is a transition metal that is known for several distinctive properties – it is highly malleable, ductile, a notably good conduction of thermal and electrical energy and does not readily corrode. These properties make copper especially useful for the manufacture of electrical wires; it is also widely used for piping, building material and in alloys.

Copper is relatively abundant in the earth’s crust, particularly in the South American Andes and the Central African Copperbelt. Copper concentrates and cathode are the most widely traded and shipped forms of the metal, the latter being made by purification of copper ores or scrap metal via smelting and / or electrowinning. Cathode takes the form of high (>99.5%) purity metal sheets, which can be directly processed by downstream manufacturers.

Cobalt is a ferromagnetic transition metal that historically was extensively used in blue pigments. Modern use is predominantly in “superalloys” that are resistant to wear, corrosion and high temperatures, and – since the 1990s – in Lithium-Cobalt-Oxide batteries.

The large majority of the world’s exploitable cobalt deposits are found in the Central African Copperbelt, where it is typically found alongside copper-containing ores. Crude cobalt hydroxide the most widely traded and shipped form, as well as refined products such as cobalt metal and pure cobalt nitrate, sulphate, or hydroxide.

16.1.1	Market for KCM’s products

KCM’s assets form an integrated mine-concentrator-smelter-refinery complex, the end products of which are (and will continue to be) copper anode, copper cathode, and Co-Cu alloy. Since the smelter is a separate business unit, for the purpose of this study the marketed products are copper sulphide concentrates and copper-cobalt concentrates (produced by the concentrator and tailings leach plant).

16.1.2	Copper demand

Demand elasticity: Copper demand is strongly dependent on prevailing global economic conditions, with consumption currently dominated by Asia, at over 70% of the 2024 global supply of refined copper (International Wrought Copper Council (IWCC)). Growth in demand is influenced by the rate of economic and technological development, urbanisation, mechanisation, electrification, digitisation, and the transition to renewable energy sources.

Because of copper’s unique physical properties, it is not readily substituted as an electrical conductor, hence demand has a significant impact on price. It is primarily traded in US$, so exchange rates may also influence price, independently of underlying macroeconomic demand.

Short-term demand (2025-2026) will be primarily influenced by Chinese / US / European economic conditions, real estate recovery in China, and the impact of any newly introduced tariffs on US imports.

Medium-term demand is expected to see steady growth, rising 2.6% a year to 2030 (faster than the 1.9% growth rate observed from 2006-2021).

Long-term demand for copper will be heavily influenced by the success of the energy transition, particularly the extent of vehicle electrification and grid expansion. However, unlike metals such as Nickel and Cobalt, copper is agnostic to changes in battery technology. Estimates vary, but many sources expect demand to reach 50 Mt by 2050.

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16.1.3	Copper supply

The IWCC estimates 2024 copper production to be 22.58 Mt of mined output and 26.71 Mt of refined copper, an increase of 1.6% and 2.4% respectively from 2023. 2025 supply is expected to grow c.2% on 2024.

Supply elasticity: Copper supply is inelastic due to the very long timescales (often 10+ years) and large financial commitments required to bring new mines into production, expand existing sites or restart mothballed facilities. This slow supply-side response can create significant short--term price volatility even when medium-term supply is balanced, for example in Q1 2024.

Short-term supply (2025-2026) is expected to be relatively tight if FQM’s Cobre Panama remains off-line, with a slight deficit of concentrate and surplus of cathode following robust Chinese smelter growth.

Medium-term, S&P Global forecasts supply from existing mines to peak in 2025/2026 at 23.5 Mt, and total mined copper production to peak in 2030 at 27.3 Mt. Despite this, supply deficits could start to appear by 2030 (especially if production at Cobre Panama does not resume), due to robust demand increases.

Long-term supply (2030 onwards). By 2035, the world’s existing mines are expected to produce 15% less copper than in 2024, and while improved leaching technologies, tailings reprocessing, and scrap recycling could bring additional metal to the market, a limited number of new mining projects have been confirmed. This leaves copper supply in the 2030-2040 period as yet unknown and significantly dependent on metals prices – higher prices can justify the very large amounts of capital required for greenfield and brownfield expansion.

Generally, long-term supply is not expected to be sufficient to meet demand, with deficits possible by 2030 and likely in 2040-2050.

16.1.4	Cobalt demand

Global cobalt demand has grown rapidly over the past decade, from ~80 kt in 2014 to >190 kt in 2024, driven primarily by the increasing demand for electric vehicles (EVs) and renewable energy technologies.

However, the rise of lithium-iron-phosphate (LFP) batteries has suppressed demand for cobalt chemicals and prices have fallen accordingly. Despite recent price declines, cobalt remains crucial for battery stability and performance, ensuring its continued importance in the green transition, and the IEA is projecting. that demand will rise to 344,000 metric tons in 2030 and then to 454,000 metric tons in 2040.

16.1.5	Cobalt supply

Cobalt supply has risen rapidly to meet demand, at 256 kt in 2024 (CMOC / Cobalt Institute). Due to shifts in battery technologies, there has been excess supply in the cobalt markets since 2023. This was expected to continue in the short-term, however, in February 2025 the Congolese government restricted supply with a 4-month export ban. Export restrictions may continue past this date.

The DRC looks set to continue to dominate supply in the near-term, with no expected increases to capacity in 2025, but in the medium-term Australian and Indonesian producers are projected to ramp up production.

In the long term, expansions in copper and nickel mining will boost the cobalt supply, since cobalt is typically found alongside copper and nickel-containing ores.

16.1.6	Study price and sales terms

Copper pricing: The copper price used in the cashflow analysis of this report is based on current spot prices along with near term P75 consensus price forecasts up until 2029. Longer term price forecasts from 2030 onwards of US$9,500/t have been provided by KCM. These are at the upper end (75th Percentile) of the consensus price forecasts (as at April 2025) but are still below current copper prices as shown in Table 16.1. Table 16.2shows five years of trailing prices. For the month of July 2025, the copper price has ranged between US$9,600 and US$9,700 per copper tonne.

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Table 16.1	Five-year copper forward prices (real US$ 2025)

Year	2025	2026	2027	2028	2029	2030 + LT
Price (US$/tonne)	9,770	9,534	9,642	9,780	9,778	9,500

Source: S&P Global Capital IQ Jan 2025 forecast.

Table 16.2	Five-year copper trailing prices

Year	2020	2021	2022	2023	2024	SPOT (Mar ‘25)
Price (US$/tonne)	6,175	9,317	8,822	8,490	9,250	9,900

Note: The 3-year trailing average is US$8,830/tonne. (2023 – US$8,490/t; 2024 – US$9,000; 2025 – US$9,000/t).

Source: Statista, 2025.

Copper payability: Copper payability rates are taken from current internal Konkola and Nchanga rates. These are shown in Table 16.3. Treatment, refining and freight charges are taken from long term recent consensus forecasts within Africa however it should be noted that these are higher than current consensus forecasts in China where treatment and refining charges are currently forecast at $20/dmt and US$0.02/lb respectively and forecast to rise towards $67/dmt and US$0.07/lb in the long term. Current low treatment and refining charges put the smelters profitability at risk in the short-term.

Table 16.3	Copper payability terms for Konkola and Nchanga Copper Concentrate

Item	Unit	Konkola	Nchanga Tailings Leach Plant
Copper Payability	%	96.75	100.00
Treatment Charge and premium adjustments	US$/dmt	60	179
Refining Charge	US$/lb	0.06	-
Freight Charge	US$/wmt	175	180

Cobalt pricing: Cobalt is contained in the Copper-Cobalt Concentrates produced but is not recognised as revenue within the Konkola and Nchanga mines. Cobalt alloy is recovered at the Nchanga Smelter where revenue is recognised. The cobalt value is recognised in the NSR calculations, at low payability rates, when assessing cut-off decisions. Payable rates for contained Copper and Cobalt within the Cobalt alloy are based on current short-term contracts with a sliding scale based on the Copper and Cobalt percentages contained within the alloy.

Pricing note: Commodity price forecasting is an inherently forward-looking exercise dependent upon numerous assumptions. Natural volatility in the copper and cobalt markets due to supply and demand factors, government export regulations, and developments in battery technology means that future copper and especially cobalt prices will move significantly above and below the selected study price over the expected 20+ year life of the Project. In light of this expected volatility, the chosen prices represent transparent, neutral price point both in line with historical pricing and with expected long-term pricing. AMC and KCM take no responsibility for future metals pricing.

16.1.7	Copper pricing for Mineral Reserve cut-off estimation

NSR has been used as a cut-off criterion for Mineral Reserve estimation as described in Section 12.3 of this report. The copper price used for this process is US$9,000 per tonne.

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16.2	Contracts and status

16.2.1	Forward sales and hedging

KCM currently does not engage in forward sales for the minerals produced.

16.2.2	Site development contracts

KCM will need to enter into a variety of contracts to develop the site expansion. As a brownfield expansion, certain contracts covering existing operations can be extended to cover the development areas (e.g. utilities, security, waste disposal). Some design work has already been contracted and carried out, but most construction contracts are still to be awarded.

Major proposed contracts for development are show in Table 16.4.

Table 16.4	Major development contracts

Contract type	Description	Status
Processing Plants Development	Contracts for design and construction of processing facilities (concentrator, smelter, SXEW).	Design: partially executed Construction: Not executed, costs estimated in CAPEX model and some contractors identified[1].
Ancillary Plants Development	Contracts for design and construction of processing ancillary facilities (e.g. cement plant, lime plant, oxygen plant, fuel farm).	Design: Partially Executed
Mining UP & OP Development	Contracts for lateral development, vertical development, production activities and maintenance of locomotives.	Design: Partially Executed Construction: Not executed, but some contractors identified & costs estimated in CAPEX & OPEX model ,2
Tailings Facilities Development	Contracts for design & construction of tailings ponds.	Design: Partially Executed Construction: Not Executed
Infrastructure & Support Services	Contracts to design & construct essential site infrastructure e.g. utilities supply, logistics / transport, admin & residential buildings, landscaping, civil earthworks.	Design: Partially Executed? Construction: Not executed; costs estimated in CAPEX model & some contractors identfied[1].
Utilities	Contracts to supply electricity, water, oxygen / air, data, telecommunications and other utilities during the development phase.	Partially executed but as a brownfield expansion, contracts exist for current operations. Existing power contract for current operations valid until 2035[3].
Waste & recycling	Contracts for the disposal or recycling of biological, chemical & industrial waste created during development phase.	Not executed but as a brownfield expansion, contracts exist for current operations that could be extended to cover development activities.
Key Consumables	Supply contracts for major consumables required in development phase e.g. diesel fuel, cement, explosives, GET.	Not executed but as a brownfield expansion, contracts exist for current operations that could be extended to cover development activities.
Site Services	Contracts for essential site services during development phase e.g. catering, cleaning & sanitation, pest control, personnel transport & LVs, medical, security.	Not executed but as a brownfield expansion, contracts exist for current operations that could be extended to cover development activities.
G&A	Contracts for G&A services during the development phase e.g. legal, financial, HR, IT support, visas, customs & clearing.	Not executed but as a brownfield expansion, contracts exist for current operations that could be extended to cover development activities.

[1]	As part of CAPEX Cost Estimation work, potential suppliers / contractors have been identified for construction winches, winding ropes, jaw crushers, apron feeders, rock breakers, pumps, waste water handling, locomotives, Hudson cars, winder automation, track rehab. No contracts are signed yet.
[2]	As part of OPEX estimation work, UG mining operations contractors have been engaged / identified and the estimated contract costs / costed in the cashflow model.
[3]	Current power contract states that ZESCO is “obliged to try to deliver” up to 200 MW per month, above this, an additional 25% is due on the fixed capacity charge. Given that power demand in Zambia often outstrips supply, the planned expansion in concentrator and SXEW throughput may be at risk if definitive power supply commitments cannot be arranged prior operational requirements.

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16.2.3	Operating contracts

The current major long-term contracts in place at Konkola and / or Nchanga include:

•	Underground mining – drill and blast, production, development, materials handling, locomotive maintenance, machinery maintenance.

•	Open pit mining – load & haul of material from TD03 and TD04, rehandle at Old East Mill, Nchanga open pit zones COP DF.

•	Dewatering pump operations and maintenance.

•	TSF material movement.

•	Power.

Table 16.5	Example of long-term contract components

Area	Major contracts
Ops & Maintenance – Underground Mining

Drilling & Blasting – currently contracted

Backfill

Production – currently contracted

Development & Materials handling – currently contracted

Ventilation

SIB Projects

Professional & Technical Services

Equipment Maintenance – locomotive maintenance contracted; UG production machinery maintenance contracted

Building Maintenance

Other

Ops & Maintenance – Open pit Mining

Drilling & Blasting

Production – Rehandle at Old East Mill and L&H from TD03 and TD04 currently contracted

Development – COP DF currently contracted

SIB Projects

Professional & Technical Services

Equipment Maintenance

Building Maintenance

Other

Ops & Maintenance – Concentrator, Smelter, SXEW	Production Operations Professional & Technical Services Equipment Maintenance Building Maintenance Other
Ops & Maintenance – Tailings Facilities	Operations – material movement contracted Professional & Technical Services Equipment Maintenance
Ops & Maintenance – Infrastructure, Utilities, Civil Works

Fuel Farm / Emergency Power Station

Electrical Infrastructure

Water (supply / treatment) Infrastructure

Dewatering Infrastructure – UG pump ops & maintenance contracted. Piping unknown

Data / telecoms / surveillance / security Infrastructure

Air and Ventilation Plants & Infrastructure

Lighting Infrastructure

Roads Infrastructure

Warehouse / Transport / Logistics Infrastructure

Other Infrastructure (e.g. fire suppression systems)

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Area	Major contracts
Ops & Maintenance – Ancillary Plants (e.g. cement, acid)	Cement / Paste backfill plant Acid plant Lime Plant
Ops & Maintenance – Supply Chain, Procurement & Logistics	Inbound transport & clearing Outbound transport & clearing Other
Ops & Maintenance – Camp & Site Services

Catering

Housekeeping, cleaning & laundry

Pest Control

Landscaping

Transport (within site and local)

Clinic & OT

Entertainment & Leisure

Admin, Leisure, Residential & Security Buildings Maintenance

Security & Surveillance services

Emergency Response services

Waste Disposal (biological, chemical, industrial)

Environmental & Biodiversity Monitoring

Health & Safety Monitoring

Social and Community Services

Ops – General & Administrative	Legal Services Finance, Audit, Risk Services HR, Recruitment, Payroll Services & work permits International Travel & Visas Training & Educational IT services Professional Services & other G&A –
Key Consumables & Reagents	Concentrates Scrap Copper Diesel Fuel Reagents (e.g. acid, lime, floccs) Explosives Grinding Media Cement Ground Engaging Tools Other
Power & Other utilities supply	Electricity – ESP in place with ZESCO til 2035 Water Data & Telecommunication Other
Equipment Rental

Underground Equipment

Open pit Mining Equipment

TMF Equipment

Processing Equipment

Logistics Equipment

Maintenance, SIB & Civils Equipment

Pumps & Generators

Other Equipment (LVs, buses, ERT, landscaping)

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16.2.4	Other agreements and contracts

As a condition of the commercial and licensing agreement with the Government of Zambia, mining and processing production is subject to a royalty on copper (depending on the copper spot price). Mining and processing operations are also subject to 30% Corporate Income Tax, from which the royalty tax is deductible (see Table 16.6).

Table 16.6	Royalty charge relation to copper price

Price range	Rate (%)	Taxable amount
Less than US$4,000 per tonne	4	The first US$4,000 per tonne
Between US$4,001 and US$5,000 per tonne	6.5	The next US$1,000 per tonne
Between US$5,001 and US$7,000 per tonne	8.5	The next US$2,000 per tonne
US$7,001 per tonne or more	10	Balance

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17	Environmental studies, permitting, and social or community impact

17.1	Environmental studies, permitting, and social or community impact

Currently, the identified Environmental and Social risks, baseline information and management measures for the Project are based on a 2001 site wide comprehensive ESIA assessment and associated Final Environmental Management Plan (FEMP), that was subsequently updated in 2009. Current Rehabilitation and Closure Plans and associated estimated costs and financial provisions are also derived from the collective 2009 FEMPs, however these are supported by annual statutory audits. Citizens for Better Environment (CBE) conducted the FY2024 audit, which validated an estimated total of US$127M for closure costs. There are expectations that the costs can escalate as a function of renewed country guidelines released in 2024 that could project the figure to up to $280M, to be confirmed as necessary Closure Planning updates are completed.

Although still valid, these reports and plans are no longer fully relevant to the current and proposed activities and do not accurately reflect the status of the operations (including demolished or decommissioned infrastructure). KCM has identified this risk and has commenced a consolidated update to reassess impacts and mitigation measures across all the sites. KCM has commissioned Knight Piésold to complete new comprehensive ESIAs, Environmental and Social Management Plans (ESMPs) and Closure Plans for all unit operations to be delivered by end of 2025.

KCM routinely engages with the National Regulators to ensure it maintains a set of valid licences and authorisations indicating licences are secured and renewed to ensure validity. Permitting and approvals can be summarised by ESIA Approvals, water access and discharge, emissions to atmosphere, waste, and other more specific requirements as well as exploration, mining and processing licenses. As a member of the International Council on Mining and Metals (ICMM), KCM is in the process of aligning their tailings management practices with the GISTM (August 2020). KCM is known as one of the wettest mining operations in the world. Tailings dams are currently being encroached on by communities who either reside in close proximity to the dams, or plant seasonal crops within the tailings due to a lack of alternative land. The social economic environment presents challenges common to a declining industry which is exacerbated by a characteristic dependency on mining activity. Additionally, and as a consequence, artisanal manual and mechanised illegal mining occurs within the premises of KCM’s Nchanga Operations.

Actions to address Restoration Orders and Compliance Orders that were issued by the environmental regulator (ZEMA) from 2017 to address major non-compliances remain in progress, for which KCM monitors and has established action plans.

KCM are actively engaged in updating Environmental Impact Assessments and Closure plans for all KCM operations. Progress, communication with stakeholders and reporting is being managed by the KCM environmental management team. Environmental and Social Management plans, and Closure Plans for all KCM sites have been submitted to the Zambian Environmental Management Authority (ZEMA) and feedback from the review is awaited at the time of publication of the TRS.

17.2	Permitting requirements

KCM operations are governed by Zambia’s Mining and Minerals Development Act (2015) and associated environmental and labour regulations.

The Konkola operation is currently permitted under a valid Large-Scale Mining Licence 7076-HQ-LML, with Nchanga Operations permitted under license 7075-HQ-LML. These licenses allow for underground or open pit and underground copper extraction respectively, and associated processing activities through to March 2050.

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Environmental approvals are in place through the EPF and project-specific Environmental Management Plans (EMPs), which govern water management, tailings disposal, and rehabilitation obligations. KCM maintains active compliance with these requirements through regular monitoring, internal audits, and reporting to the ZEMA.

Additional permits cover water abstraction, effluent discharge, and waste handling. Social and land-use agreements have been established with local communities to address resettlement, access, and stakeholder engagement obligations. These agreements are managed through structured compensation and sustainability programmes.

No material permitting constraints are currently identified that would prevent continued operation under the current LOM plan. However, the renewal of certain licences and approvals will require periodic reassessment to align with project expansion, infrastructure upgrades, and future Reserve development.

17.3	Rehabilitation, closure, and post closure planning

KCM have prepared updated closure plans in line with the IFC Environmental and Social Performance Standards which are currently pending before ZEMA. Closure plans address physical and socio-economic closure. The closure plans have been developed through a process of a closure framework establishment, stakeholder consultation and closure cost estimation.

The KCM operations are long-life operations and closure plans will be subject to ongoing review as the operations progress. KCM aims to conduct progressive rehabilitation undertaken during the operational phase without hindering regular mining activities in areas no longer affected by mining operations.

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18	Capital and operating costs

18.1	Konkola Underground Mine operating cost estimate

This section outlines the estimated operating costs for the KCM operations, detailing the annual expenditures required to sustain mining, processing, infrastructure, dewatering, and general administrative functions. The cost model has been developed using a combination of historical site data, the 2025/2026 Budget plan, current contractual obligations with business partners, and benchmarking against similar underground operations within the Central African Copperbelt.

Operating costs were categorised into the following principal components:

•	Operating development (underground drives within production zones, i.e. Within or directly connected to stoping).

•	Stoping production costs (covering drill and blast, and load and haul of broken rock to the entry point of the material handling system).

•	Power costs (split into supply and consumption) and split into the costs for major operating functions at the site).

•	Underground rail system operation (i.e. Tramming costs with a variable component dependent on how much broken rock is moved underground from production / development areas to the shafts).

•	Mine services (such as compressed air, underground light vehicle fleet, communications, underground roadway maintenance, etc.).

•	Backfill covering the completed operating components of the new proposed paste fill system including surface plant operation, delivery of paste to the underground and stope filling activities.

•	Dewatering (specific contractor work packages on the management of the underground dewatering infrastructure).

•	Labour costs, direct costs of all KCM employees split by major work department.

•	Mill consumables cost and freight costs associated with concentrate production.

•	Store and spares.

•	General and administrative (G&A) costs.

•	Operating projects allowance.

•	Corporate overheads.

All cost figures are presented in real 2025 (1 April 2025) US dollars (US$) unless otherwise specified.

The basis for each cost estimate includes detailed inputs from contractor agreements, utility pricing, site productivity assumptions, workforce models, and historical cost records.

18.1.1	Operating development

Development cost estimates are based on agreed FY2024 contract rates from business partners Hahne, Tauro, Opermin, Reliant, and AAC. These contractors complete mine lateral and vertical development, production activities, and provide labour to the operation of underground rail and management of dewatering systems in inactive mining blocks.

Unit costs rates were based on contractual rates for each individual contractor and a summary of the weighted average of activity-based rates is presented in Table 18.1. Where future development profiles lacked established rates, AMC developed proxy estimates based on comparable dimensions, equipment type, and expected ground support requirements.

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Table 18.1	Rates assumed for operating lateral development

Type of development	Profile -cross section	Excavation cost (US$/m3)	Ground support allowance (US$/m3)	Total (US$/m3)
Ore drive	5.5 m W x 5.5 m H (arch)	157.2	17.85	175.9
Fill drive (mining through paste fill)	5.5 m W x 5.5 m H (arch)	150.9	15.15	166.0

18.1.2	Stoping production cost

Stoping costs covering drill and blast, and load and haul of broken mineralised rock to the material handling system) Table 18.2. Where the distance between the stope and an available ore pass is close (within 250 m), the production loaders will tram and tip direct into passes. Alternatively, they will load into trucks that will then haul rock to the nearest operating pass. No differentiation on cost by the two main mining method is made. The main component difference between the two main mining methods proposed is the backfill placement cost which is considered separately within its own category. AMC would suggest that KCM negotiate with business partners once the panel stoping method has been approved on a unique applicable rate.

Table 18.2	Stoping production cost

Activity	Rate (US$)	Unit
Production Ore	30	$ per tonne

Mining areas were assigned to each business partner / mining contractor in accordance with existing agreements. These allocations were honoured in production and development scheduling and inform the cost and equipment modelling across each mining zone. The allocation of these areas may require future review to ensure the best utilisation of the business partners capability.

18.1.3	Power supply and consumption

The Konkola asset power costs are split into two components:

•	A cost for the amount of installed power equipment (a small proportion of the total) based on the power rating of equipment connected to the network.

•	A cost for the consumption of power (measured in kWh), where several different power tariffs are applicable.

Power is supplied by two separate utility companies (Kanona and Zesco).

For the FY2025/26 because of present drought conditions affecting hydroelectricity generation in Zambia and thus ability to generate in-country power, Zesco (power company) import power from elsewhere and pass on an imported power tariff. AMC were advised by Vedanta to assume this tariff, which is significantly higher than the standard tariff, will not be applicable long term when all power is expected to be purchased with no import power requirements.

The detail of the power tariff is presented in Table 18.3.

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Table 18.3	Konkola applicable power tariff assumptions

Category	Units	FY2025/26	FY2026/27 onwards
Kanona Power	%	40	40
Zesco Local Power	%	39	60
Zesco Imported Power	%	21*	0
Kanona Tarriff	US$/kWh	0.095	0.095
Zesco Local Tariff	US$/kWh	0.104	0.104
Zesco Imported Tarriff	US$/kWh	0.145	0.145
Connection Charges on MD	US$/kW	2.33	2.33
Connection Charges on Energy	US$/kWh	0.00125	0.00125
Excise Duty (of total cost)%		3	3

Note: * It is assumed that the imported power tariff will only apply to FY2025/26 (Guidance from Vedanta).

The power cost estimate is presented in Table 18.4.

Table 18.4	Konkola Business Unit power estimate

Area	FY2025/26 Installed Capacity (mW)	Basis for adjustment over LOM	Peak (not necessarily in same year)	Total Consumed Power (MWh)
Mill / Concentrator	124	Production Rate	130
Pumping (i.e. Mine dewatering)	707	Production Rate	816
Workshops	2	Fixed	3.75
3 Shaft Mining Area	82	Fixed + Variable upon expansion	90.8
4 Shaft Mining Area	118	Fixed	130
Others	35	Production Rate	38.8
Total	1,068		1,209
Mill / Concentrator	118,808	Mill feed (tonnes input)	322,193	13,365,752
Pumping (i.e. Mine dewatering)	357,909	Production Rate	412,697	18,126,007
Workshops	1,283	Mostly fixed	1,389	62,345
3 Shaft Mining Area	162,909	Fixed + Mostly Variable	228,682	7,499,243
4 Shaft Mining Area	34,852	Fixed + Mostly Variable	330,062	12,378,106
Others	68,274	Production Rate	75,102	3,400,070
Total	744,035		1,287,443	54,831,523
Power Cost Split	FY 2025/26 Cost (US$M)		Peak (not necessarily in same year)	Total (US$M)
Mill / Concentrator, (US$M)	13.78		34.02	1,409,7
Pumping (i.e. Mine dewatering), (US$M)	42.28		43.56	1,984.2
Workshops (US$M)	0.15		0.15	6.74
3 Shaft Mining Area, (US$M)	18.69		24.13	795.7
4 Shaft Mining Area, (US$M)	4.23		34.85	1,301.1
Others, (US$M)	7.83		7.95	352.6
TOTAL (US$M)	86.96		137.6	5,850.3
Kanona Power (US$M)	28.27		48.92	2,076.4

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Area	FY2025/26 Installed Capacity (mW)	Basis for adjustment over LOM	Peak (not necessarily in same year)	Total Consumed Power (MWh)
Zesco Local Power (US$M)	30.18		80.34	3,393.4
Zesco Imported Power (US$M)	22.63		22.6	22.6
Connection Service Charge on MD (US$M)	2.49		2.82	124.56
Connection Service Charge on Energy (US$M)	0.93		1.61	68.5
Excise Duty, (US$M)	2.43		3.88	164.8
Unit Cost (US$/MWh)	86.96		137.6	5,850.3

The power consumption of the concentrator is mostly variable with a significant portion of the cost associated with the primary grinding circuits.

The power consumption of Shaft 3 and Shaft 4 mining regions will be mostly variable related to the volume of rock passing along the material transport network and through primary underground crushing and hoisting. There is a fixed component that will slowly grow over time as more fixed infrastructure is added (e.g., new loading stations and primary and secondary ventilation additions).

The power consumption associated with dewatering is expected to increase over time. While the actual volumes of water removed from the mine are not expected to increase significantly over the life of the mine, the vertical distance that water must be pumped to remove it from the mine to surface will increase as the main operating areas of the mine will be deeper with continued mining.

18.1.3.1	Dewatering power consumption

Dewatering is a critical component of underground mine operations at KCM due to the substantial volume of water encountered throughout the mine. Effective water management is necessary to maintain safe and stable working conditions, prevent flooding, and enable continuous access to production areas.

The KCM dewatering system consists of a tiered approach comprising major pump stations, secondary dewatering infrastructure, and mobile units. Dewatering costs are categorised into the following operational functions:

•	Major Dewatering Pump Stations: These fixed installations represent the backbone of the dewatering network and are responsible for lifting the bulk of inflowing water to surface.

•	Secondary Dewatering Pump Stations: These support stations assist with regional water movement and are strategically placed to manage inflows from shafts, development areas, and inactive headings.

•	Tertiary Dewatering: Mobile pumps are deployed in active mining zones to manage short-term inflows and development water. These units are frequently relocated. The main types are submersible.

18.1.3.2	Ventilation power consumption

Ventilation power consumption was calculated for both primary surface fans and secondary underground fans.

Primary fans located at the surface provide bulk airflow for the mine’s production zones.

Power consumption is calculated as follows:

•	Power (kWh/year) = Days per year × Fan operating hours × Rated fan power (kW) × Availability × Utilisation

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Secondary ventilation includes localised fans and booster fans serving haulage areas, development headings, and shaft access links. Fan types include:

•	Single 90 kW units

•	Twin 90 kW configurations (180 kW total)

Power costs follow the same formula as primary fans, adjusted by fan duty cycle and location-specific factors.

18.1.4	Backfill

The backfill operating cost is split into Surface plant operation, costs for maintaining the delivery system to underground, the production cost of the paste fill and contractor cost. It was assumed that either an existing business partner or a new specialist will be used for the day-to-day filling operations underground in setting up for fill pours, building fill barricades etc. The main component cost of the paste fill is the binding agent with the rest of the raw material coming from the tailings stream and thus the cost of producing is already included in the process costs.

18.1.5	Underground rail tramming operations

It was assumed that the trains used for the new rail levels (1150 and 1350) would consist of electric 20 t class locomotives with the types of wagon being bottom dump wagons although side tip wagons are also a possible alternative. This is based on detail of the capital projects associated with these levels.

Within the 2025/26 Budget model, KCM have used a US$3.0/tonne rock moved for tramming operations. AMC were also supplied with a short productivity assessment on the Konkola UG rail system though this was for a time period prior to 2019.

AMC did a simplistic buildup of costs using information from the Costmine database to confirm that this budget cost was appropriate to apply to the LOM plan.

AMC have assumed that this cost also includes the allowance for the operation of personnel trains which are currently an important aspect of moving the underground workforce from shaft plat areas to production areas at the start and end of shifts.

Based on this work a cost of US$2.85/tonne rock was applied in the model, assuming efficiency saving from the higher volumes of train movements that will occur.

18.1.6	Mine service functions

Several of mine service functions were assigned specific costs.

•	Compressed air services: a small allowance for the operation of this infrastructure.

•	Underground road maintenance: it was assumed that to achieve the required efficiencies in production fleet performance, that this area would require additional focus. It was assumed that there will be sufficient dedicated motor graders used to maintain underground roadways. It was assumed that suitable road sheeting material would be available for application to high traffic flow trucking paths.

•	Underground light vehicles: an allowance for operating consumables for the fleet.

18.1.7	Labour and workforce costs

KCM provides labour for non-contracted mining activities. These include technical services, shaft operation and maintenance team, engineering services, stores, logistics, concentrator staff and health and safety. KCM provided detailed personnel counts, salary tiers, and organisational structures of the current operational workforce (2025) which was used as starting point of the model. Labour costs include wages, benefits, and payroll overheads for permanent staff, business partners, and contractors assigned to operational areas.

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18.1.8	Mill consumable costs

The mill consumable costs at the Konkola Concentrator cover the main reagent / chemicals and grinding media that are used in grinding, flotation and concentrate production. Cost estimates used the budget consumption rates at a starting point with small improvement in efficiency assumed as the mill operates up at its baseplate capacity for most of the LOM.

18.1.9	Freight cost of concentrate

This cost is incurred in management of the concentrate produced and loading onto suitable trucks for transport to the Nchanga smelter. The applied rate is US$7.0/tonne of concentrate produced.

18.1.10	Maintenance services and operating lease hire

These costs largely relate to shaft and headframe management (e.g. mud pumping, scaffolding for inspections) and other surface assets.

18.1.11	Water

The required water supply for KCM operations was estimated split by major function. The Concentrator is the main use of water on site, and the applicable rate of consumption is 0.13 m3/tonne processed. The consumption for the other functions was left flat using the 2025/2026 Budget estimates.

18.1.12	Stores and spares and operating projects

The allocation for stores and spares and operating projects was left at budget settings. These were US$10.89M for stores and spares in the budget year 2025/26 and then US$10.35M for majority of LOM. Operating projects were set at US$4.17M/year. It was assumed that this cost allocation would include ongoing operational readiness and efficiency works.

18.1.13	Administrative operating costs

Administrative costs cover site administration, regulatory compliance, workforce management, and business partner agreements that ensure smooth and efficient operation of the mine.

These expenditures include human capital management, training, logistics, and IT services.

18.1.14	Corporate allocations

The budget 2025/26 value of US$14.75M/year was assumed to be apply for every year in the entire LOM.

18.1.15	Summary

The operating cost summary for Konkola for the LOM and first five years is presented in Table 18.5, Figure 18.1, and Figure 18.2. The average cost for LOM is US$77.8/tonne feed to mill.

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Table 18.5	Konkola operating costs (first five years and total LOM)

Category	Total (US$M)	FY2025/26	FY2026/27	FY2027/28	FY2028/29	FY2029/30
Production Stoping	6,623	44.00	57.27	57.47	112.38	90.66
Operating Development + secondary ground support & rehab	2,685	23.67	31.45	36.52	36.88	38.51
Dewatering Management Contractor Labour	21.3	1.12	1.12	1.12	1.12	1.12
Power Costs - Concentrator	1,410	13.69	11.51	11.07	19.10	19.54
Power Costs – Pumping (dewatering)	2,048	43.13	45.19	45.40	45.81	46.03
Power Costs – Workshops	7	0.15	0.14	0.14	0.14	0.14
Power Costs – 1 Shaft	0	0.00	0.00	0.00	0.00	0.00
Power Costs – 3 Shaft	796	18.69	13.40	13.41	24.13	16.86
Power Costs – 4 Shaft	1,301	4.23	11.11	11.10	12.90	15.12
Power Costs - Other	353	7.83	7.23	7.23	7.23	7.23
Fuel Adjustment	0.37	(-1.45)	(-1.07)	0.07	0.07	0.07
Rail Operations / Tramming - To Shaft 3 Hoist	487.68	4.85	4.68	4.73	7.61	7.57
Rail Operations / Tramming - To Shaft 4 Hoist	303.06	6.06	5.70	5.78	14.17	8.50
Other Services (compressed air, road maintenance, light vehicle fleet, electrical and comm dept)	61.61	1.15	1.37	1.34	1.90	1.89
Backfill Operations (Surface costs and ug system delivery)	532.3	0	0	0	4.61	6.81
Backfill Operations (contractor labour – UG fill operations)	209.59	0	0	0	1.63	2.84
KCM Labour (direct employees)	1,466.5	29.01	29.16	29.99	30.86	32.02
Mill Consumables	755.8	5.58	7.39	7.39	13.18	10.85
Water	55.9	0.72	0.76	0.76	1.03	0.92
Maintenance Services	103.8	2.80	2.31	2.31	2.31	2.31
Other Contractors	23.2	0.56	0.56	0.56	0.51	0.51
Operating Leases and Vehicle Hire	85.8	1.95	1.95	1.95	1.95	1.95
Engineering Services – Quattro buses	61.6	1.44	1.37	1.37	1.37	1.37
Hire and maintenance of Surface Land Cruisers	11.9	0.26	0.26	0.26	0.26	0.26
Freight cost of concentrate	139.3	1.11	1.37	1.35	2.54	2.04
Administration costs	449.2	9.89	9.89	9.89	9.89	9.89
Others	109.5	2.40	2.28	2.28	2.28	2.39
Stores and Spares	450.8	10.89	10.35	10.35	10.35	10.35
Operating Projects	202.6	4.43	4.17	4.17	4.17	4.17
Corporate Allocations	663.7	14.75	14.75	14.75	14.75	14.75
Total	21,417	253.00	279.6	287.2	390.58	357.96
Tonnes processed at mill (Mt)	245.8	1.73	2.29	2.29	4.10	3.37
Total (US$/t feed to Konkola mill)	87.1	145.9	121.6	124.9	95.3	106.1

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Figure 18.1	Konkola Underground operating cost profile for LOM schedule

Source: AMC, 2025.

Figure 18.2	Konkola LOM split by cost category

Source: AMC, 2025.

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18.2	Nchanga Business Unit operating cost estimate

18.2.1	Structure

The Nchanga operating cost is composed of the following categories:

•	Mining operating cost for existing open pit sources (COP DF open pit).

•	Mining operating cost for reclaiming existing completed tailings storage facility landform / inventories as feed for the TLP (Tailings Dam 3, Tailings Dam 4).

•	Mining operating cost for new underground projects (COP E, COP DF, and Luano).

•	Processing operating costs for the three Nchanga mills (Old East Mill, New East Mill and New West Mill).

•	Processing operating costs for the TLP facility including attached anode production facilities.

•	Operating costs for the active (as of 2025) Tailings Storing facility known as Tailings Dam 5 facility)[4].

•	Engineering services costs (covering technical services).

•	Administration costs.

•	Corporate overheads.

18.2.2	Tailings reclaim operations

The two historic completed tailings dams at Nchanga are considered together. Reclamation of Tailings Dam 3 is planned to be completed by the end of the 2025/26 UK financial year.

The bulk of tailings Dam 3 will be reclaimed by conventional truck and shovel mining operations due to the material not being suitable for hydraulic mining. The material is freely diggable and hence doesn’t require blasting.

Tailings Dam 4 will be reclaimed by the hydraulic mining method.

The tailings will be loaded into suitable public road legal trucks which will then transport material to the Nchanga TLP facility. Mining costs of US$3.5/tonne and transportation costs of US$2.50/tonne were estimated for a combined total cost of US$5.50/tonne TLP feed.

18.2.3	COP E underground project

The COP E underground project consists of new underground mining operation north of the existing COP DF open pit. A concept portal location has been designed on the Eastern side of the existing COP DF open pit by AMC but no specific work on this location has been completed.

The confidence in the cost and production estimate for COP E is at Concept Study level.

The operating cost estimate assumes that contractors would be used for all development and stoping. The following contractor rates were assumed:

•	US$30/tonne for production stoping.

•	Secondary development advance (i.e. Mining of all development in mineralisation) of US$311/m for the cut, and a rate of US$145/m3 for haulage of the broken mined rock up to surface.

[4]	It is assumed that Tailings Dam 5 would have sufficient capacity for all of proposed Nchanga tailings streams.

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18.2.4	COP DF underground project

The COP DF underground project is proposed underground mining beneath the existing COP DF open pit and targeting the extraction of the same copper mineralisation / lode.

Given the proximity to the conceptual COP E underground working, the two mining areas will be linked by access development. A decision on whether both operations will have dedicated portals and declines for permanent access or share a portal location will need to be examined in a future study, but for this study, each mine has a separate portal and decline access.

The confidence in the cost and production estimate for COP DF is at Concept Study level.

18.2.5	Nchanga processing facilities

The Nchanga business unit has the following processing assets:

•	Nchanga Old East Mill is capable of milling feed ore and producing copper concentrate and a tailings stream.

•	Nchanga New East Mill is capable of milling feed ore and producing copper concentrate and a tailings stream.

•	Nchanga New West Mill is capable of milling feed ore and producing copper concentrate and a tailings stream.

•	Nchanga TLP capable of processing tailings stream and producing copper “anode”.

The determination of which source feed is sent to which processing facility was based on:

•	Current budget plan.

•	Previous concept long term strategy spreadsheets provided by KCM.

•	Some general assumptions on what would be logical.

18.2.5.1	Old East Mill schedule

The Old East Mill will process:

•	COP DF open pit feed

•	Underground COP DF feed

18.2.5.2	New East Mill schedule

The New East Mill will process:

•	Tailings Dam 3 feed (running at capacity in 2025/26 but with concentrate circuit bypassed so not producing concentrate as feed material is reclaimed tailings).

•	Nchanga BSS underground feed.

•	Luano underground feed.

18.2.5.3	New West Mill schedule

The New West Mill will process COP E underground feed.

18.2.5.4	Tailings Leach Plant (TLP)

The final tailings stream from the NBU consists of the tailings stream from the TLP and any material that is sent directly to the Tailings Storage Facility bypassing the TLP. Based on latest budget planning, the only tailings stream that is planned to bypass the TLP is the tailings stream from milling the COP DF inventory within the Old East Mill in 2025/26 and 2026/27. This is because this material does not have sufficient acid soluble copper grade.

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18.2.6	NBU processing operating costs

The operating costs for the processing and general and administrative costs NBU comprise the following categories:

•	Power

•	Reagents

•	Labour

•	Repairs and maintenance

18.2.7	Corporate overheads

The corporate overheads for the Nchanga Business Unit are estimated at US$15.28M/year based on the 2025/2026 Nchanga budget. This value was not adjusted while operations continue.

18.2.8	Nchanga Smelter and refinery operating cost estimate

AMC has applied treatment costs and payability rates in line with the KCM 2025/2026 business plan.

18.3	Konkola Underground capital cost estimate

The estimate was split into the major component of the site which are:

•	The Konkola Underground Mine inclusive of all underground workings and the associated connected shafts / raises and hoists and mining related surface infrastructure.

•	The Konkola concentrator on surface.

•	The Konkola tailings storage facility (known as the Lubengele tailings storage facility).

•	Other surface infrastructure. E.g., new paste fill plant, electrical switchyard, mine offices, etc.

18.3.1	Form of capital cost estimate

The capital cost estimate was completed for the LOM schedule (with last schedule year defined as FY2073/74). At this point the concentrate produced falls below the point where the fixed costs of the operation can be covered. This schedule was built on the entire known Mineral Resource base.

The capital estimate was split into:

•	A specific list of new capital projects based on existing work and updated by AMC and KBU working together to refine the estimate. This is referred to as the “KDMP” or “Initial Project Capital Package”. The majority of these are capital projects identified as vital for the business to rejuvenate the operation so it is fit for purpose to achieve the future business goals, particularly in increasing total production feed to the Konkola concentrator of 6 Mtpa. These items can be considered a mixture of growth (adding new function) and fix-up capital (i.e., Restoring function to existing parts of the operation). These packages of work are all expected to be completed within the first 10 years of operation.

•	The new underground lateral and vertical capital development. This is grouped into two main cost areas. Development that forms the backbone of the infrastructure systems (e.g. dewatering drives, rail horizons), and development that allows for access and production from the valuable mineralisation (e.g. access declines to individual stoping panels). This development generally exists as unique task solids within the Deswik Life of Mine schedule file. Some development was not fully designed because it was not justified for this level of study. E.g. individual fill holes for backfill panel stopes, but costs were still estimated for all development activities.

•	New capital infrastructure items not within the Initial Project Capital Package. These are primarily fitouts of underground drives or installation of equipment E.g. new underground mobile fleet workshop constructed as the depth and centre of mining activities increases.

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•	Sustaining capital infrastructure expenditure – essentially maintaining, refurbishment or minor replacements of items that form the installed facilities. E.g. yearly allowance / spend for the Konkola concentrator to keep it working over an extended life.

18.3.2	Overall infrastructure cost estimate – LOM

For the Initial Project Capital Package, the capital expenditure estimation is divided into direct and indirect costs. The indirect cost allowances comprise of the following, owner's team expenses, EPCM costing allowance and overall project contingency. The indirect costs are projected as a percentage of total project cost, inclusive of growth allowance for the various packages.

Table 18.6 presents the individual packages included in this capital cost estimation; detailed cost estimations were derived using the following methodologies:

•	Updated supplier quotations.

•	Price calculations based on industry rates and derived quantities.

•	Previous supplier quotations with escalation rates applied.

•	Industry database pricing.

The estimation accuracy meets and in places exceeds Pre-Feasibility guidelines and standards. This initial profile has been developed by AMC with the input from Senior KCM management and will require more detailed scheduling with participation from the KCM project team to coordinate with all simultaneous activities.

Table 18.6	Overall KDMP / Initial Project Capital Package estimate breakdown

WBS package	Total amount per package (US$M)
Indirect cost
Owner's Cost	12.49
EPCM	49.94
Contingency	37.46
Direct cost
Mid Shaft Loading (1,010 mL)	2.40
Bottom Shaft Loading (1,430 mL)	14.56
1,390 mL (feeding to 1,430 mL) Crusher No.2	15.22
Panels BMR / Koepe	0.45
1,390 mL Pump Chamber	123.6
1 Shaft Deepening	8.79
Spillage Shaft from 1,505 m to 1,390 m level	0.56
Vent Shafts	54.66
Concentrator Stream 2	7.26
Tramming Upgrade Phase 2 (875 mL)	23.13
Tramming 1,150 mL	21.20
Tramming 1,350 mL	13.10
1,150 mL Tipping Station	0.91
1,350 mL Tipping Station	0.88
875 Track Rehab	0.51
950 Track Rehab	0.95
590 mL Rail Upgrade	2.21
Emergency power plant	39.54
Surface Development	24.46
Non-Process Infrastructure	4.81
Automation of the Winder	2.90
Total	462.04

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18.3.3	Lateral and vertical underground development

The underground development is split into three major types. These are:

•	Lateral capital development: These are the horizontal or inclined (max +/- 1 in 7 gradient) tunnels that are required to mine the mineralisation of the deposit. This development is further divided into two main categories:

—	Primary – considered Backbone infrastructure including all capital chambers and drives around the shafts and the mine wide rail levels incorporating the material handling system that allows all rock to be delivered to major shafts for hoisting.

—	KDMP development – considered panel / production area - which are the incline / declines that connect the mine wide rail drives and setup the production stoping areas.

•	Vertical capital development: These are the vertical or inclined (max 30 degrees from vertical) development types which include all ventilation rises, rockpasses, dewatering drillholes and are limited to development that would be completed by the existing mining contractors, i.e. Do not include new vent raises development from surface that likely would require an engagement with a specialised contractor.

18.3.4	Konkola Underground growth capital fitout

18.3.4.1	Defining infrastructure modules

As the mine is developed and the production front moves into new mining areas and into new levels at depth, there is a continual requirement to complete capital fitout of various mined development to extend mine services and function.

To include all these capital fitout projects into a LOM schedule in Deswik form would be time consuming and not add value at this level of study. However, it is still important to capture a broad estimate of how much capital fitout is required on an annual basis and the number of different items, particularly the higher cost items. The method by which these items were estimated is by defining infrastructure modules (also referred to as IMOD’s). These are essentially a scoped list of the components that make up a complete fit out of an item.

These IMOD’s were grouped into categories by function as follows (no contingency or owner’s costs are included in the estimate):

•	Production support infrastructure:

—	Surface bulk emulsion explosive storage facility. Cost: US$1.90M.

—	Bulk emulsion dropper (600 m vertical). Cost: US$1.68M.

—	Extension of bulk emulsion system by 250 m vertical. Cost: US$0.69M.

—	Major underground explosives magazine. (fitout). 40 t bulk emulsion +detonator bay. Cost: US$0.46M.

—	Large Consumables store (3 Mtpa production) (ground support, pipe, vent bag, etc.). Cost: US$0.77M.

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•	Dewatering infrastructure:

—	Secondary pump station. Cost: US$3.41M.

—	Rising main to surface (600 m vert. 200 L/s). Cost: US$1.75M.

—	UG Rising main extension (250 m vertical, 200 L/s). Cost: US$0.77M.

—	Submersible pump unit. Cost: US$0.03M.

—	Long term access bypass for dewatering hammerhead. Cost: US$0.33M.

•	Mine Services infrastructure:

—	Paste fill hole from surface to 590 mL. 370 m3/hr capacity. Cost: US$1.40M per pair (1 in service, 1 backup) completed at same time.

—	Paste fill extension, 125 m vertical, Cost: US$0.44M.

—	Paste fill horizontal extension, 500 m horizontal extension. US$0.21M.

—	Mine water surface dropper (600 m vertical). 60 L/s capacity. Cost: US$1.74M.

—	Mine water extension (250 m vertical). 60 L/s capacity. Cost: US$0.83M.

•	Material Handling infrastructure:

—	Ore / waste pass with truck loading chute. Cost: US$2.44M.

—	Underground fine ore bin – 2,000 t capacity, 30 m vertical. Cost: US$2.48M.

—	Grizzly installation on top of ore / waste pass. Cost: US$0.06M.

•	Workforce support infrastructure:

—	Workforce precinct 250-person capacity. Cost: US$1.48M.

—	Refuge chamber: 100-person capacity (installed within development): Cost: US$0.30M.

—	Refuge chamber: 30-person relocatable container. Cost: US$0.08M.

—	Refuge chamber: 4-person relocatable container. Cost: US$0.05M.

—	Escapeway: 1,000 m vertical ladderway installed. Cost: US$8.31M.

•	Mobile fleet support infrastructure:

—	Heavy vehicle parkbay facility. 10 vehicles. Cost: US$0.02M.

—	Light vehicle parkbay facility. 8 vehicle capacity. Cost: US$0.02M.

—	Main heavy vehicle mobile fleet workshop. Cost US$9.58M.

—	Satellite heavy vehicle mobile fleet workshop. Cost: US$0.04M.

•	Electrical infrastructure:

—	11 kV surface to underground (500 m vertical). Cost: US$1.69M.

—	11 kV (200 m vertical extension). Cost: US$0.97M.

—	Major underground substation 20 mVA. Cost: US$1.80M.

—	Minor underground substation 2 mVA. Cost: US$0.10M

—	Jumbo starter box: US$0.02M.

—	Distribution board: US$0.03M.

—	Switchboard: Cost: US$0.44M.

—	High voltage cable run (100 m length). US$0.045M.

•	Mine ventilation infrastructure:

—	Underground booster fan installation 500 kW rating. 40 m3/s. Cost: US$0.76M.

—	Underground booster fan installation. 200 kW rating. 200 kw. 40 m3/s. Cost: US$0.57M.

—	Ventilation barricade. Cost: US$0.008M.

—	Ventilation regulator. Cost: US$0.042M.

—	Ventilation doors. Single set. Cost: US$0.061M.

—	Ventilation - Twin vent doors. Cost: US$0.092M.

—	Secondary fan. 75 kW. 25 m3/s. Cost: US$0.037M.

—	Secondary fan. 180 kW. 38 m3/s. Cost: US$0.082M.

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•	Rail fixed capital infrastructure:

—	Major rail workshop. Servicing and maintenance of locomotives and wagons. Cost: US$3.36M.

—	Grouted[5] ore / waste pass from production tip level to rail horizon (50 m length) fitted with rail wagon chute. US$0.783M.

—	Ungrouted ore / waste pass from production tip level to rail horizon (50 m length) fitted with rail wagon chute. US$0.669M.

—	Rail installation. Standard 2 rail-lines parallel to each other to allow for tramming in both directions. Cost: US$0.425M per 100 m of installed section.

—	Side car dumping station. Cost: US$1.90M.

—	Bottom car dumping station. Cost: US$2.05M.

—	Train operations hub. Control / monitoring terminal within underground office. US$0.105M.

An important aspect of these IMOD’s is that can be scaled where necessary.

It should be noted that once the schedule and the information on the existing installed infrastructure was examined, it was determined that there were no requirements for some of the IMOD’s costed. E.g. At this time there are no planned direct truck chutes required for the material handling system.

The design team evaluated the LOM design and built up a table of requirements for each major zones of the mine.

18.3.5	Konkola diamond drilling capital campaigns

The diamond drilling campaigns to increase confidence in mineralisation are considered capital costs. There are two categories of drilling campaign. The first are the major drilling campaigns that will involve the engagement of a suitable external contractor to place multiple drill rigs underground and complete an extended program of drilling. The second are the much smaller and more regular campaigns that are more production focused in proving up material that will be mined in the near term.

KCM have committed to completing substantial diamond drilling in the next few years to increase the Reserve inventory.

18.3.6	Konkola concentrator facility capital estimate

The future growth capital spend on the Konkola concentrator is proposed to be limited due to there being no planned expansion of the baseplate capacity of the facility. It should be noted that the baseplate capacity will be restored by the “Concentrator Stream 2” work package. As such growth capital is likely to be limited to general improvement projects. An allowance of US$0.15 m/year was estimated.

The future sustaining capital spend on the Konkola concentrator consists of general annual sustaining spend for most operating years. It is likely that larger expenditure will occur at approximately 7-10 yearly intervals representing extended overhauls or major refurbishment projects. Given the schedule life is nearly 50 years, this cost was approximated by assuming a sustaining cost of 2% of the estimated 2025 replacement cost of the concentrator (approx. US$350M). The combined capital spend is presented with slightly less forecast for the initial years given the refurbishment work already completed as part of the restart of the operation and works planned for the FY2025/2026 year.

[5]	Grouting will be required for any ore / waste passes that are located in rock with significant water inflow. In practice as the Geotechnical investigations have not been completed on the proposed ore / waste pass locations, all passes were assumed to required grouting.

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18.4	Nchanga Business Unit capital cost estimate

18.4.1	Surface mining and reclamation of tailings dam capital costs

There are no capital requirements for the existing tailings reclaim operations at TD03 and TD04.

18.4.2	New underground projects

For many of the new proposed underground projects, the list of required capital items is similar. Although open pit mining has occurred on several of these deposits previously, the existing capital infrastructure still present and in operating state is limited. For all mines it was assumed that production will be from underground operations only.

18.4.3	COP E, COP DF underground operations

The diamond drilling campaign required to improve the confidence in the resource is estimated to be US$1.90M and US$1.26M. This is included in the 2025/26 Budget.

A proposed list of required surface capital items is as follows:

•	Access roads (either new or upgrade of existing) to site boundaries.

•	Construction of ROM pad and road train / surface truck transfer facility.

•	Site offices and start / end of shift facilities (change house / muster point / meeting area).

•	Lay down yard and some warehouse facilities.

•	Surface workshop, sheds for limited parking equipment out of weather.

•	Go line / parkbay for end of shift parking of underground mobile equipment fleet.

•	Perimeter fencing and security functions.

•	Surface explosive magazine storage facilities (several weeks capacity).

•	Portal establishment (excavation of box cut, portal works), and associated infrastructure (signage / lighting / shotcrete / tag board).

•	Surface roads (unpaved, maintained by grader).

•	Surface paste fill facility (assumed to supply both COP E and COP DF underground mines).

•	Surface ventilation (installed surface fans and structures i.e. Evasé).

•	Electrical substation / switchyard / surface power line connection.

•	Water management for water pumped out of mine) Ie. Tanks, surface pond, discharge equipment / piping (dependent on operating license).

•	Dropper for HV power, diesel fuel supply.

Given the estimated mine life based on the known mineral inventory, it was assumed that the underground capital fit out of the mine would be kept to a level appropriate for a 12-year mine life, and would consist of the following:

•	Underground workforce facility (consisting of Crib room / operations office / refuge chamber) in a central location adjacent to main decline.

•	Mobile equipment support (for basic maintenance and daily inspection). Major rebuilds are assumed to be completed at a surface workshop facility. Given the size of the mine and expected total fleet, full workshop facilities underground are not justified.

•	Underground store / supply storage (e.g. regular consumables like ground support, mine service functions).

•	Underground magazine. Assume that explosives are brought down into the mine using the main decline as required and stored at a central facility.

•	Underground refuelling facility (consisting of connection of the surface dropper, tank, fuel bowsers).

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18.4.4	Nchanga concentrator / mills facility capital estimate

•	The future growth capital spend on the Nchanga mills is proposed to be limited due to there being no planned expansion of their existing baseplate capacity. It is also possible that the number of mills operating could be consolidated down to only two mills, dependent on the available source feed and final decisions on which of the potential underground projects proceed.

•	The future sustaining capital expenditure on the Nchanga mills (Table 18.7) is estimated to consist of annual sustaining spend for most operating years. It is likely that larger spends will need to take place at approximately 5-6 yearly intervals representing extended overhauls or major refurbishment projects.

Table 18.7	Nchanga mill capital estimate schedule

Item category	Total Project Life (US$M)	FY 2025/26 Year 1	FY 2026/27 Year 2	FY 2027/28 Year 3	FY 2028/29 Year 4	FY 2029/30 Year 5	FY 2030/31 Year 6	FY2 031/32 Year 7	FY 2032/33 Year 8	FY 2033/34 Year 9	FY 2034/35 Year 10	FY 2035/36 Year 11
Sustaining Capital (all mills)	22.9	4.10	2.50	2.50	2.50	3.00	3.00	3.00	3.00	1.20	1.20	1.00

18.4.5	Nchanga TLP capital estimate

The project capital costs associated with the TLP facility at NBU are:

•	Permanent cathodes (US$19.5M) Improved performance and reduced maintenance intervals.

•	Elevated temperature leaching upgrade works. Total is US$36.6M.

18.4.6	Nchanga tailings facilities capital cost

•	The currently active tailings dam is referred to as Tailings Dam 5. It is proposed that this dam will be closed and replaced with a new Tailings Dam (referred to as Tailings Dam 6).

•	The growth capital expenditure for the new Tailings Dam consist of study works and the construction itself (e.g. establishment of bund walls and earthworks).

•	Total all up cost estimated to be 19.8M.

•	There is a significant sustaining capital project that must be completed on Tailings Dam 5 for it to keep operating into the future. This is known as TD05 Buttress civil works. Total cost for this project is $30M.

•	A general sustaining capital allowance is estimated at US$0.50/tonne processed for whichever tailings dam is active and this covers the continued production of final tailings streams.

18.4.7	Smelter and refinery capital costs

The sustaining costs for the smelter were based on required spend to maintain baseplate capacity without any allowance for new features or functions. There is significant refurbishment cost assumed to be spent in the next year to restore function of the asset giving previous significant periods of non-operating and general aging of the facility.

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Table 18.8	Smelter and refinery capital estimate schedule (first five years)

Item category	Total Project Life (US$M)	FY 2025/26 Year 1	FY 2026/27 Year 2	FY 2027/28 Year 3	FY 2028/29 Year 4	FY 2029/30 Year 5
Smelter
New Growth Capital	0	0	0	0	0	0
Sustaining Capital	0	56.87	4.55	4.55	4.55	4.55
Total	261.5	56.87	4.55	4.55	4.55	4.55
Refinery
New Growth Capital	0	0	0	0	0	0
Sustaining Capital	0	0	0	0	0	0
Total	0	0	0	0	0	0

18.4.8	Mine closure

The costs for mine closure for the Konkola and Nchanga Business units have been estimated in the mine closure plan generated and updated for each domain of the operations and have been included in the cost estimate of the total operations.

18.4.9	Application of cost estimation standards to KCM

The average real life of mine All in Sustaining Cost (AISC) for Konkola is $103/ore tonne. The real life of mine AISC for Nchanga Mines and Concentrators is $91/ore tonne and the real life of mine AISC for the TLP operations is $14/ore tonne.

Cost estimates were developed using FY2024 actuals, contractor agreements, internal productivity assumptions, and AMC’s benchmark database. The following study-level accuracy ranges apply
(Table 18.9).

Table 18.9	KCM cost estimation accuracy

Cost category	Study level	Accuracy range (%)
Konkola Mining Operations	Pre-Feasibility	±25
Nchanga Mining Operations (existing)	Pre-Feasibility	±25
Nchanga Mining Operations (new)	Scoping Study	±35
Konkola Processing & Tailings	Pre-Feasibility	±25
Nchanga Processing & Tailings	Scoping Study	±35
Nchanga Tailing Leach Plant Operation	Pre-Feasibility	±25
Nchanga Smelter Operation	Pre-Feasibility	±25
Infrastructure & Services	Pre-Feasibility	±25
General & Admin Costs	Scoping Study	±35

18.4.10	Risk mitigation and cost control measures

To improve estimate reliability and reduce financial risk, the following measures are implemented:

•	Progressive Refinement of Cost Models: Continuous updates as engineering and operational data improve.

•	Independent Peer Reviews: Third-party validation of cost assumptions and risk factors.

•	Contingency Allocations: Inclusion of cost buffers to account for market volatility and unforeseen conditions.

•	Vendor and Contractor Engagement: Securing fixed-price contracts where possible to minimise cost overruns.

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19	Economic analysis

This report summarises the results of two mining scenarios for the KCM mining operations.

19.1	Initial Assessment scenario

The first scenario is an Initial Assessment based on a comprehensive LOM Plan that includes mining from:

•	Konkola Underground Mine – Measured, Indicated, and Inferred Mineral Resources (operating in 2025).

•	Nchanga Indicated and Inferred Resources:

—	COP DF open pit mine (operating in 2025).

—	Nchanga COP E Underground (planned).

—	Nchanga COP DF Underground (planned).

—	Nchanga Luano Underground (planned).

•	Reclamation of Tailings Dams 03 and 04, processed through the Nchanga TLP (operating in 2025).

The Initial Assessment is a preliminary technical and economic study of the economic potential of all parts of the KCM operations including Konkola Underground, Nchanga Tailings Recovery, and Nchanga mining operations. The confidence in the overall Life of Mine scenario is at an Initial Assessment level of confidence.

The Initial Assessment of the Nchanga deposits and the Inferred Mineral Resource component of the Konkola Underground Mine is preliminary in nature, that it includes inferred Mineral Resources that are considered too uncertain geologically to have the economic considerations applied to them that would enable them to be categorised as Mineral Reserves and as such, these Mineral Resources have not been demonstrated to have economic viability. There is no certainty that the Initial Assessment will be realised.

19.2	Mineral Reserve scenario

The second scenario is a sub-set of the Life of Mine plan that describes the mining of Measured and Indicated Mineral Resources in the Konkola Underground Mine and the recovery of tailings from TD03 and TD04. The Measured and Indicated Resources comprise approximately 12% of the total Konkola Underground Mineral Resource. This scenario has been used to define a Mineral Reserve estimate that meets the reporting requirements of S-K 1300.

The mine plan defining the Konkola Underground Mine Mineral Reserve estimate has been constructed to reflect production from the Measured and Indicated Mineral Resources only, with any Inferred Mineral Resources included in the production profile treated as waste.

The underground development plan has been focussed on accessing and recovering the Measured and Indicated Mineral Resources. The capital investment program has also been limited to expenditure that relates to the Mineral Reserve plan only.

This second scenario for Konkola UG addresses the portion of the total Konkola Underground Mineral Resource and has been established to demonstrate that these Resources can produce a positive economic outcome and meet the technical requirements of a viable mine plan defined to PFS confidence levels.

It should be noted that KCM intend to continue aggressive resource infill drilling to expand confidence in the Mineral Resource base and to continually develop the mine plan to adapt to improving resource definition of the Konkola Underground deposit. KCM will invest capital and drilling to develop the potential of the life of mine plan scenario based on the positive potential from the investments.

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The tailings recovery of TD03 and TD04 is unaltered and consistent between the two scenarios described above. No Mineral Reserves have been estimated for Nchanga Open Pit and Underground operations.

19.3	Key assumptions, parameters, and methods used

The following key assumptions, parameters, and methods were used in the economic analysis:

19.3.1	Production plan

•	The basis of the economic model is the mining, processing and smelting schedule as presented in this report which includes mined tonnes (ore and waste), development metres, processed ore tonnes, grade and recoveries.

•	The KCM LOM Plan comprises production from Measured, Indicated and Inferred Resources.

•	The KCM Mineral Reserve Plan comprises production from Measured and Indicated Mineral Resources at Konkola Underground and Indicated Mineral Resources in TD03 and TD04.

•	A concept blend plan was developed to determine the copper metal and cobalt alloy produced from the available feed sources. Based on instructions from Vedanta, it was assumed that the excess smelter capacity in each year is filled by concentrates purchased from external third parties (refer Figure 19.1 below). These concentrates are assumed to meet the specifications required by the smelter over the life of the operations. No material (concentrate nor produced copper) generated from third party purchased concentrates have been included in any Mineral Resource or Mineral Reserve estimates for KCM.

•	The total copper sold from the KCM operations across the life of operations including copper anodes from the smelter, copper in cobalt alloy and copper cathodes produced by the tailings leach plant is shown in Figure 19.2.

Figure 19.1	KCM LoM smelter feed profile

Source: AMC, 2025.

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Figure 19.2	Total copper sold from KCM operations

Source: AMC, 2025.

The production profiles from Mineral Resources and Mineral Reserves on the KCM properties for the two production scenarios are described in Figure 19.3 and Figure 19.4 below.

The Initial Assessment Scenario recovers a total of 6.9 million tonnes of copper for sale and the Mineral Reserve Scenario recovers a total of 0.97 million tonnes of copper for sale.

Figure 19.3	KCM LOM production profile

Source: AMC, 2025.

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Figure 19.4	KCM Mineral Reserve production profile

Source: AMC, 2025.

19.3.2	Revenue

The copper price selected by KCM for the cashflow analysis is based on current and consensus price forecasts (April 2025) as discussed in this document and illustrated in Table 19.1 below.

The selected copper prices for the economic analysis (2025 onwards) are the P75 number which aligns to the spot price achieved at the start of the 2025. (P75 represents a 75% probability of achieving a value under this price). The same copper price profile was applied to both economic scenarios. Revenue is driven by tonnes of metal sold from the Nchanga smelter.

Table 19.1	Consensus pricing forecast used for Revenue projection

US$/t Cu Real 2025	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Max	10,375	11,257	11,534	12,186	12,919	9,524	9,524	9,524	9,524	9,524	9,524
P75	9,770	9,847	9,876	10,366	10,191	9,500	9,500	9,500	9,500	9,500	9,500
P50	9,451	9,534	9,642	9,780	9,778	8,818	8,818	8,818	8,818	8,818	8,818
Avg	9,466	9,501	9,567	9,782	9,860	8,670	8,670	8,670	8,670	8,670	8,670
P25	9,160	9,238	9,184	9,418	9,383	8,244	8,244	8,244	8,244	8,244	8,244
Min	8,500	7,010	6,546	6,521	6,421	6,420	6,420	6,420	6,420	6,420	6,420

Note: Shaded prices selected for cashflow analysis.

19.3.3	Government Levies, Taxes and Royalties

Please refer to Section 3.6 for royalties and taxation information. Those described values have been applied uniformly across the economic scenarios presented in this TRS.

19.4	Economic results

The before-tax economic analysis is based on the project financial model developed to estimate annual cash flows and sensitivities for the KCM Operations that include Konkola Underground Mine, Nchanga Underground operations, Nchanga open pits, TLP used to process tailings from TD03 and TD04 and Nchanga Smelter. The economic model is based on the operating cost, capital cost and pricing inputs described in in this report.

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The economic results are presented below (Table 19.2) as a side-by-side comparison between the Initial Assessment Scenario and the Mineral Reserves scenario.

Table 19.2	KCM summarised economic results

Item	Unit	Value
		Initial Assessment	Mineral Reserve
KCM
KCM Ore mined	kt	245,889	32,925
KCM Ore head grade	%T Cu	2.94	2.93
KCM Ore Recovery	%	86.7	88.5
KCM Cu Payable	Kt	6,074	825
Freight Charge	US$M	3,505	476
Treatment and Refining Charges	US$M	2,865	353
Operating Costs	US$M	21,968	3,744
Total Royalties	US$M	4,070	566
Growth Capital	US$M	464	215
Capital Development	US$M	2,806	541
Sustaining Capital	US$M	1,494	304
C1 Cash Cost (total)[1]	US$M	28,338	4,573
C1 Unit Cash Cost (unit)[2]	$/lb Cu	2.12	2.51
All-in Sustaining Cost (total)[3]	US$M	36,708	5,983
All-in Sustaining Cost (unit)[4]	$/lb Cu	2.74	3.29
NBU
NBU Ore mined	kt	25,143	05
NBU Ore head grade	%T Cu	2.43	0.005
NBU Ore Recovery	%	50.9	0.0
NBU Cu Payable	Kt	294	0
Freight Charge	US$M	134	0
Treatment and Refining Charges	US$M	131	0
Operating Costs	US$M	1,727	0
Total Royalties	US$M	201	0
Growth Capital	US$M	247	0
Capital Development	US$M	0	0
Sustaining Capital	US$M	557	0
C1 Cash Cost (total)[1]	US$M	1,992	0
C1 Unit Cash Cost (unit)[2]	$/lb Cu	3.07	0.00
All-in Sustaining Cost (total)[3]	US$M	2,751	0
All-in Sustaining Cost (unit)[4]	$/lb Cu	4.24	0.00
TLP
TLP Ore mined	kt	67,7846	36,1427
TLP Ore head grade	%T Cu	0.886	0.657
TLP Ore Recovery	%	50.6	48.1
TLP Cu Payable	Kt	303	113
Freight Charge	US$M	55	20
Treatment and Refining Charges	US$M	54	20
Operating Costs	US$M	969	476
Total Royalties	US$M	205	77
Growth Capital	US$M	76	0
Capital Development	US$M	0	0
Sustaining Capital	US$M	39	0
C1 Cash Cost (total)[1]	US$M	1,078	517
C1 Unit Cash Cost (unit)[2]	$/lb Cu	1.61	2.08
All-in Sustaining Cost (total)[3]	US$M	1,322	594
All-in Sustaining Cost (unit)[4]	$/lb Cu	1.98	2.39
Consolidated
KCM UG Ore mined	kt	245,889	32,925
KCM UG Ore head grade	%T Cu	2.94	2.93
KCM UG Ore Recovery	%	86.7	88.5
KCM Cu Payable	Kt	6,074	825
NBU Open Pit Ore mined	Kt	2,648	0
NBU Open Pit Ore head grade	%T Cu	1.38	0.00
NBU Open Pit Ore recovery	%	61.41	0.00
NBU Open Pit Cu payable	Kt	22	0
NBU Underground Ore mined	Kt	22,495	0
NBU Underground Ore head grade	%T Cu	2.55	0.00%
NBU Underground Ore recovery	%	49.66	0.00
NBU Underground Cu payable	Kt	273	0
TLP Ore mined	Kt	67,7841	36,1422
TLP Ore head grade	%T Cu	0.881	0.652
TLP Ore recovery	%	50.6	48.1
TLP Cu Payable	Kt	303	113
Gross Copper Revenue[8]	US$M	63,728	9,107
Smelter and By-Product Credits[9]	US$M	11,363	1,982
Freight and Refining Costs	US$M	6,744	868
Total Royalty	US$M	4,477	643
Mining Operating Costs	US$M	24,665	4,220
Smelter and Refinery Operating Costs	US$M	4,953	898
Growth Capital	US$M	787	215
Capital Development	US$M	3337	541
Sustaining Capital	US$M	1815	406
Closure Costs	US$M	101	93
C1 Cash Cost (total)[1]	US$M	29,475	4,647
C1 Unit Cash Cost (unit)[2]	$/lb Cu	2.00	2.56
All-in Sustaining Cost (total)[3]	US$M	34,627	5,594
All-in Sustaining Cost (unit)[4]	$/lb Cu	2.35	3.08
Net Revenue	US$M	63,871	9,578
Free Cash Flow	US$M	28,213	3,205
NPV8% (pre-tax, real basis)	US$M	6,549	1,632

Notes:

[1]	C1 Cash Cost includes mining, processing, and site G&A costs, net of by-product credits (cobalt and incremental copper profit from the Nchanga smelter/refinery). TC/RC and freight (normally deducted from revenue) are added back to approximate the cost of finished metal.
[2]	C1 Cash Cost per payable pound is calculated as total C1 cash costs divided by payable copper pounds produced during the period.
[3]	All-in Sustaining Cost (AISC) is defined as C1 Cash Cost plus sustaining capital expenditure, capitalised underground development, and royalties. AISC is a non-GAAP measure presented for illustrative purposes and is reconciled to the operating and capital cost estimates in Section 18.
[4]	AISC ($/lb payable Cu) = (C1 cash costs + sustaining CapEx + capitalised development + royalties) ÷ payable copper pounds produced. AISC is a non-GAAP measure presented for illustrative purposes; reconciled in Section 18.
[5]	No Mineral Reserves declared for NBU or TLP under PFS criteria.
[6]	Includes Tailings recovery from TD03 and TD04.
[7]	Comprises Tailings recovery from TD03 and TD04 only.
[8]	Gross Copper Revenue represents payable copper revenue associated with KCM, NBU and TLP.
9	Smelter and By-Product Credits comprise cobalt and sulphuric acid revenue plus incremental copper value recovered by the Nchanga smelter and refinery from KCM concentrates, NBU concentrates, and third-party toll concentrates, in excess of payable copper terms.

The net present value before tax at a discount rate of 8% per year (NPV8%) for the Initial Assessment scenario is US$6.5 Billion and the Mineral Reserve scenario is US$1.6 Billion.

The annual and cumulative cashflows for the two scenarios are presented on an annual basis in Figure 19.5 and Table 19.3 (Initial Assessment scenario), and Figure 19.6 and Table 19.6 (Mineral Reserve Scenario).

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Figure 19.5	Initial Assessment cashflow

Source: AMC, 2025.

Figure 19.6	Mineral Reserve cashflow

Source: AMC, 2025.

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Table 19.3	Initial Assessment production and cashflow forecast

Item	Unit	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049
KCM
KCM Ore mined	kt	1,735	2,299	2,299	4,100	3,374	3,486	5,004	6,001	6,003	6,002	6,000	6,000	6,001	6,000	6,000	6,003	6,002	6,000	6,000	6,000	6,004	6,000	6,000	5,999	6,003
KCM Ore head grade	%T Cu	3.2	2.9	2.8	3.0	3.0	2.8	2.8	2.9	2.9	3.0	2.9	2.9	2.9	3.0	3.0	3.0	3.0	3.1	3.1	3.0	3.0	3.0	3.0	3.0	3.0
KCM Ore Recovery	%	87.2	89.6	91.0	88.2	87.4	88.0	87.9	88.4	87.8	87.3	87.3	86.9	87.9	87.5	87.2	86.7	85.9	86.1	86.6	86.7	86.2	86.2	85.7	85.2	85.3
KCM Cu Payable	Kt	46	57	56	106	85	84	120	148	150	150	148	148	148	151	152	151	151	153	156	152	150	150	148	146	148
Freight Charge	US$M	27	33	32	61	49	48	69	85	87	87	85	85	85	87	88	87	87	88	90	88	87	87	85	84	85
TC/RCs	US$M	15	19	21	43	35	36	53	67	70	72	71	71	71	73	73	72	72	73	75	73	72	72	71	70	71
Operating Costs	US$M	265	291	299	403	370	383	468	529	533	536	532	537	531	536	532	531	533	536	525	519	523	528	532	536	535
Total Royalties	US$M	32	40	40	80	63	56	80	99	100	100	99	98	98	101	101	101	100	102	104	101	100	100	98	98	99
Growth Capital	US$M	31	49	65	43	14	92	96	31	21	21	-	-	-	-	1	1	-	-	-	-	-	-	-	-	-
Capital Development	US$M	129	98	93	178	173	148	135	118	116	103	95	87	92	92	82	96	84	76	67	77	75	73	67	66	64
Sustaining Capital	US$M	12	23	30	38	39	44	57	57	61	44	35	44	39	47	41	39	45	42	50	32	33	31	36	43	28
C1 Cash Cost1	US$M	306	344	352	506	454	467	590	682	690	695	689	693	687	695	693	691	692	697	690	680	682	687	688	690	692
C1 Cash Cost2	$/lb Cu	2.99	2.73	2.85	2.17	2.42	2.54	2.23	2.09	2.08	2.10	2.11	2.13	2.11	2.09	2.07	2.07	2.08	2.07	2.01	2.03	2.06	2.08	2.11	2.14	2.12
All-in Sustaining Cost3	US$M	479	505	515	802	728	715	862	956	967	942	918	923	916	935	917	926	921	917	911	890	890	891	889	896	883
All-in Sustaining Cost4	$/lb Cu	4.68	4.01	4.16	3.43	3.89	3.88	3.26	2.93	2.92	2.85	2.81	2.83	2.82	2.81	2.74	2.78	2.77	2.73	2.65	2.66	2.69	2.69	2.73	2.78	2.71
NBU
NBU Ore mined	kt	1,600	1,047	490	1,458	1,958	4,115	4,115	3,847	2,902	1,228	1,014	1,014	356	-	-	-	-	-	-	-	-	-	-	-	-
NBU Ore head grade	%T Cu	1.4	1.4	3.6	2.9	3.1	2.9	2.4	2.2	2.0	2.2	2.8	2.7	2.4	-	-	-	-	-	-	-	-	-	-	-	-
NBU Ore Recovery	%	61.3	61.6	49.2	48.9	49.6	42.7	43.7	49.2	55.8	59.4	60.7	60.7	61.4	-	-	-	-	-	-	-	-	-	-	-	-
NBU Cu Payable	Kt	13	9	8	20	29	50	40	40	31	16	17	16	5	-	-	-	-	-	-	-	-	-	-	-	-
Freight Charge	US$M	5	8	7	8	12	23	19	19	13	7	7	6	2	-	-	-	-	-	-	-	-	-	-	-	-
TC/RCs	US$M	4	5	5	8	12	22	18	19	14	7	8	7	2	-	-	-	-	-	-	-	-	-	-	-	-
Operating Costs	US$M	45	27	38	102	140	277	279	260	200	130	87	87	55	-	-	-	-	-	-	-	-	-	-	-	-
Total Royalties	US$M	9	6	6	15	22	33	27	27	21	11	11	11	3	-	-	-	-	-	-	-	-	-	-	-	-
Growth Capital	US$M	2	33	47	37	32	27	35	24	10	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Capital Development	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Sustaining Capital	US$M	-	10	48	37	75	91	91	86	54	22	21	20	1	-	-	-	-	-	-	-	-	-	-	-	-
C1 Cash Cost1	US$M	53	40	50	119	164	321	316	298	227	144	102	101	60	-	-	-	-	-	-	-	-	-	-	-	-
C1 Cash Cost2	$/lb Cu	1.86	2.06	2.71	2.65	2.54	2.94	3.54	3.36	3.33	4.12	2.75	2.89	5.31	-	-	-	-	-	-	-	-	-	-	-	-
All-in Sustaining Cost3	US$M	62	56	104	171	260	446	434	410	301	177	134	131	64	-	-	-	-	-	-	-	-	-	-	-	-
All-in Sustaining Cost4	$/lb Cu	2.18	2.90	5.67	3.82	4.04	4.08	4.87	4.62	4.43	5.06	3.62	3.76	5.72	-	-	-	-	-	-	-	-	-	-	-	-
TLP
TLP Ore mined[5]	kt	12,992	11,500	11,965	9,048	4,372	3,952	3,981	3,711	2,810	1,181	964	967	341	-	-	-	-	-	-	-	-	-	-	-	-
TLP Ore head grade	%T Cu	0.7	0.6	0.7	0.8	1.1	1.8	1.4	1.2	0.9	0.9	1.2	1.1	1.0	-	-	-	-	-	-	-	-	-	-	-	-
TLP Ore Recovery	%	43.0	53.8	58.8	58.5	57.9	52.9	55.4	44.1	33.4	29.7	27.9	27.8	25.9	-	-	-	-	-	-	-	-	-	-	-	-
TLP Cu Payable	Kt	40	39	48	42	27	37	31	20	8	3	3	3	1	-	-	-	-	-	-	-	-	-	-	-	-
Freight Charge	US$M	7	7	9	7	5	7	6	4	2	1	1	1	0	-	-	-	-	-	-	-	-	-	-	-	-
TC/RCs	US$M	7	7	9	7	5	7	6	4	2	1	1	1	0	-	-	-	-	-	-	-	-	-	-	-	-
Operating Costs	US$M	202	139	143	116	75	69	64	56	40	21	17	18	10	-	-	-	-	-	-	-	-	-	-	-	-
Total Royalties	US$M	27	27	33	30	20	24	20	13	5	2	2	2	1	-	-	-	-	-	-	-	-	-	-	-	-
Growth Capital	US$M	18	38	9	11	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Capital Development	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Sustaining Capital	US$M	3	4	3	4	3	4	4	3	3	2	2	2	2	-	-	-	-	-	-	-	-	-	-	-	-
C1 Cash Cost[1]	US$M	216	153	160	131	85	82	76	63	43	22	18	19	10	-	-	-	-	-	-	-	-	-	-	-	-
C1 Cash Cost[2]	US$M	2.44	1.76	1.50	1.43	1.41	1.01	1.10	1.44	2.32	2.98	2.64	2.88	5.47	-	-	-	-	-	-	-	-	-	-	-	-
All-in Sustaining Cost[3]	US$M	246	184	196	165	108	109	99	79	52	26	22	23	13	-	-	-	-	-	-	-	-	-	-	-	-
All-in Sustaining Cost[4]	$/lb Cu	2.78	2.12	1.84	1.80	1.78	1.35	1.45	1.81	2.78	3.59	3.26	3.51	6.78	-	-	-	-	-	-	-	-	-	-	-	-
Consolidated
KCM UG Ore mined	kt	1,735	2,299	2,299	4,100	3,374	3,486	5,004	6,001	6,003	6,002	6,000	6,000	6,001	6,000	6,000	6,003	6,002	6,000	6,000	6,000	6,004	6,000	6,000	5,999	6,003
KCM UG Ore head grade	%T Cu	3.2	2.9	2.8	3.0	3.0	2.8	2.8	2.9	2.9	3.0	2.9	2.9	2.9	3.0	3.0	3.0	3.0	3.1	3.1	3.0	3.0	3.0	3.0	3.0	3.0
KCM UG Ore Recovery	%	87.2	89.6	91.0	88.2	87.4	88.0	87.9	88.4	87.8	87.3	87.3	86.9	87.9	87.5	87.2	86.7	85.9	86.1	86.6	86.7	86.2	86.2	85.7	85.2	85.3
KCM Cu Payable	Kt	46	57	56	106	85	84	120	148	150	150	148	148	148	151	152	151	151	153	156	152	150	150	148	146	148
NBU Open Pit Ore mined	Kt	1,600	1,047	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NBU Open Pit Ore head grade	%T Cu	1.4	1.4	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NBU Open Pit Ore recovery	%	61.3	61.6	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NBU Open Pit Cu payable	Kt	13	9	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NBU UG Ore mined	Kt	-	-	490	1,458	1,958	4,115	4,115	3,847	2,902	1,228	1,014	1,014	356	-	-	-	-	-	-	-	-	-	-	-	-
NBU UG Ore head grade	%T Cu	-	-	3.6	2.9	3.1	2.9	2.4	2.2	2.0	2.2	2.8	2.7	2.4	-	-	-	-	-	-	-	-	-	-	-	-
NBU UG Ore recovery	%	-	-	49.2	48.9	49.6	42.7	43.7	49.2	55.8	59.4	60.7	60.7	61.4	-	-	-	-	-	-	-	-	-	-	-	-
NBU UG Cu payable	Kt	-	-	8	20	29	50	40	40	31	16	17	16	5	-	-	-	-	-	-	-	-	-	-	-	-
TLP Ore mined[5]	Kt	12,992	11,500	11,965	9,048	4,372	3,952	3,981	3,711	2,810	1,181	964	967	341	-	-	-	-	-	-	-	-	-	-	-	-
TLP Ore head grade	%T Cu	0.7	0.6	0.7	0.8	1.1	1.8	1.4	1.2	0.9	0.9	1.2	1.1	1.0	-	-	-	-	-	-	-	-	-	-	-	-
TLP Ore recovery	%	43.0	53.8	58.8	58.5	57.9	52.9	55.4	44.1	33.4	29.7	27.9	27.8	25.9	-	-	-	-	-	-	-	-	-	-	-	-
TLP Cu Payable	Kt	40	39	48	42	27	37	31	20	8	3	3	3	1	-	-	-	-	-	-	-	-	-	-	-	-
Gross Copper Revenue[6]	US$M	910	1,063	1,152	1,741	1,443	1,613	1,817	1,976	1,801	1,607	1,597	1,581	1,459	1,437	1,444	1,435	1,431	1,450	1,480	1,444	1,424	1,426	1,403	1,390	1,406
Smelter & By-Product Credits[7]	US$M	144	177	164	222	208	239	258	258	262	266	265	265	266	266	266	266	267	267	266	267	266	266	266	266	265
Freight and Refining Costs	US$M	64	79	82	135	118	142	170	198	187	174	172	171	161	160	161	160	159	161	165	161	158	159	156	155	156
Total Royalty	US$M	68	73	78	126	104	112	127	138	126	113	112	111	102	101	101	101	100	102	104	101	100	100	98	98	99
Mining Operating Costs	US$M	511	458	480	621	585	729	811	845	773	687	636	641	596	536	532	531	533	536	525	519	523	528	532	536	535
Smelter & Refinery Op Costs	US$M	72	86	79	106	99	110	114	113	114	114	114	114	114	114	114	114	114	114	114	114	114	114	114	114	114
Growth Capital	US$M	52	119	121	91	46	119	130	55	31	21	-	-	-	-	1	1	-	-	-	-	-	-	-	-	-
Capital Development	US$M	129	106	138	211	244	236	222	200	169	124	115	107	94	92	82	96	84	76	67	77	75	73	67	66	64
Sustaining Capital	US$M	71	34	40	49	50	56	69	68	70	52	43	51	45	52	46	43	49	46	55	37	37	36	41	47	33
Closure Costs	US$M	-	-	-	-	-	-	-	-	-	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4
C1 Cash Cost[1]	US$M	573	518	556	766	697	853	964	1,036	938	822	770	772	707	645	642	640	640	647	642	629	630	635	635	637	640
C1 Cash Cost[2]	$/lb Cu	2.60	2.23	2.24	2.07	2.23	2.28	2.29	2.26	2.24	2.20	2.08	2.10	2.09	1.93	1.92	1.92	1.93	1.92	1.87	1.88	1.91	1.92	1.95	1.97	1.96
All-in Sustaining Cost[3]	US$M	773	658	734	1,027	991	1,145	1,256	1,305	1,176	998	928	930	846	788	770	779	773	769	764	743	742	744	742	750	737
All-in Sustaining Cost[4]	$/lb Cu	3.51	2.83	2.95	2.77	3.18	3.06	2.98	2.84	2.82	2.68	2.50	2.54	2.50	2.36	2.30	2.34	2.33	2.29	2.22	2.22	2.24	2.25	2.28	2.32	2.26
Net Revenue	US$M	63,871	-	921	1,088	1,156	1,702	1,430	1,598	1,778	1,898	1,749	1,587	1,578	1,564	1,462	1,442	1,449	1,441	1,439	1,454	1,478	1,448	1,433	1,434	1,415
Free Cash Flow	US$M	28,213	-	85	285	297	623	406	349	431	617	593	588	669	650	613	648	673	655	658	681	716	701	682	682	661
NPV8% (pre-tax, real basis)	US$M	6,549	-	82	254	245	476	287	228	261	346	308	283	298	268	234	229	220	198	185	177	172	156	141	130	117

Item	Unit	2050	2051	2052	2053	2054	2055	2056	2057	2058	2059	2060	2061	2062	2063	2064	2065	2066	2067	2068	2069	2070	2071	2072	2073	Total
KCM
KCM Ore mined	kt	6,001	6,000	6,000	6,001	5,999	6,000	6,009	6,000	6,003	6,002	6,000	6,000	6,002	6,007	6,006	6,003	6,002	6,001	5,176	2,362	-	-	-	-	245,889
KCM Ore head grade	%T Cu	3.0	2.9	3.0	3.0	2.9	3.0	3.0	2.9	2.9	2.8	2.8	2.8	2.8	2.8	2.9	2.9	3.1	3.0	2.9	2.8	-	-	-	-	2.9
KCM Ore Recovery	%	85.3	85.1	85.6	85.4	85.4	85.3	85.3	85.5	86.5	87.0	87.6	87.3	87.2	87.3	86.8	87.2	86.7	87.2	87.4	87.9	-	-	-	-	86.7
KCM Cu Payable	Kt	146	145	148	148	146	146	147	146	145	144	143	143	143	144	145	148	158	154	126	56	-	-	-	-	6,074
Freight Charge	US$M	84	84	85	85	84	85	85	84	84	83	83	82	82	83	84	86	91	89	73	33	-	-	-	-	3,505
TC/RCs	US$M	70	70	71	71	70	70	70	70	70	69	69	69	69	69	70	71	76	74	60	27	-	-	-	-	2,865
Operating Costs	US$M	531	530	526	526	526	518	509	504	501	501	502	501	500	499	497	494	496	495	449	319	-	-	-	-	21,968
Total Royalties	US$M	98	97	98	98	97	98	98	97	97	96	96	95	95	96	97	99	105	102	84	38	-	-	-	-	4,070
Growth Capital	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	464
Capital Development	US$M	58	56	45	38	31	23	18	5	5	4	5	4	4	4	4	3	3	7	2	1	-	-	-	-	2,806
Sustaining Capital	US$M	25	24	26	32	22	20	41	26	26	20	32	27	24	33	20	19	20	19	21	20	6	-	-	-	1,494
C1 Cash Cost[1]	US$M	686	683	682	682	680	673	664	658	654	653	653	652	651	651	651	651	663	657	582	379	-	-	-	-	28,338
C1 Cash Cost[2]	$/lb Cu	2.12	2.14	2.10	2.10	2.12	2.08	2.05	2.05	2.05	2.06	2.07	2.07	2.07	2.05	2.03	1.99	1.90	1.94	2.10	3.04	-	-	-	-	2.12
All-in Sustaining Cost[3]	US$M	867	861	852	850	830	814	821	786	782	772	785	778	775	785	772	772	792	786	689	438	6	-	-	-	36,708
All-in Sustaining Cost[4]	$/lb Cu	2.68	2.69	2.62	2.61	2.59	2.52	2.54	2.45	2.45	2.44	2.48	2.47	2.46	2.47	2.41	2.36	2.28	2.32	2.49	3.52	-	-	-	-	2.74
NBU
NBU Ore mined	kt	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	25,143
NBU Ore head grade	%T Cu	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2.4
NBU Ore Recovery	%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	50.9
NBU Cu Payable	Kt	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	294
Freight Charge	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	134
TC/RCs	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	131
Operating Costs	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,727
Total Royalties	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	201
Growth Capital	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	247
Capital Development	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Sustaining Capital	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	557
C1 Cash Cost[1]	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,992
C1 Cash Cost[2]	$/lb Cu	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3.07
All-in Sustaining Cost[3]	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,751
All-in Sustaining Cost[4]	$/lb Cu	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	4.24
TLP
TLP Ore mined[5]	kt	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	67,784
TLP Ore head grade	%T Cu	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.9
TLP Ore Recovery	%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	50.6
TLP Cu Payable	Kt	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	303
Freight Charge	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	55
TC/RCs	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	54
Operating Costs	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	969
Total Royalties	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	205
Growth Capital	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	76
Capital Development	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Sustaining Capital	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	39
C1 Cash Cost[1]	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,078
C1 Cash Cost[2]	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1.61
All-in Sustaining Cost[3]	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,322
All-in Sustaining Cost[4]	$/lb Cu	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1.98
Consolidated
KCM UG Ore mined	kt	6,001	6,000	6,000	6,001	5,999	6,000	6,009	6,000	6,003	6,002	6,000	6,000	6,002	6,007	6,006	6,003	6,002	6,001	5,176	2,362	-	-	-	-	245,889
KCM UG Ore head grade	%T Cu	3.0	2.9	3.0	3.0	2.9	3.0	3.0	2.9	2.9	2.8	2.8	2.8	2.8	2.8	2.9	2.9	3.1	3.0	2.9	2.8	-	-	-	-	2.9
KCM UG Ore Recovery	%	85.3	85.1	85.6	85.4	85.4	85.3	85.3	85.5	86.5	87.0	87.6	87.3	87.2	87.3	86.8	87.2	86.7	87.2	87.4	87.9	-	-	-	-	86.7
KCM Cu Payable	Kt	146	145	148	148	146	146	147	146	145	144	143	143	143	144	145	148	158	154	126	56	-	-	-	-	6,074
NBU Open Pit Ore mined	Kt	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,648
NBU Open Pit Ore head grade	%T Cu	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1.4
NBU Open Pit Ore recovery	%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	61.4
NBU Open Pit Cu payable	Kt	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	22
NBU UG Ore mined	Kt	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	22,495
NBU UG Ore head grade	%T Cu	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2.6
NBU UG Ore recovery	%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	49.7
NBU UG Cu payable	Kt	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	273
TLP Ore mined[5]	Kt	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	67,784
TLP Ore head grade	%T Cu	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.9
TLP Ore recovery	%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	50.6
TLP Cu Payable	Kt	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	303
Gross Copper Revenue[6]	US$M	1,391	1,378	1,402	1,402	1,384	1,392	1,396	1,384	1,377	1,365	1,363	1,358	1,358	1,369	1,381	1,410	1,500	1,460	1,194	536	-	-	-	-	63,728
Smelter & By-Product Credits[7]	US$M	266	265	265	265	266	265	265	265	265	264	264	264	264	265	266	266	264	264	239	166	-	-	-	-	11,363
Freight and Refining Costs	US$M	155	153	156	156	154	155	155	154	153	152	152	151	151	152	154	157	167	162	133	60	-	-	-	-	6,744
Total Royalty	US$M	98	97	98	98	97	98	98	97	97	96	96	95	95	96	97	99	105	102	84	38	-	-	-	-	4,477
Mining Operating Costs	US$M	531	530	526	526	526	518	509	504	501	501	502	501	500	499	497	494	496	495	449	319	-	-	-	-	24,665
Smelter & Refinery Op Costs	US$M	114	114	114	114	114	114	114	114	114	114	113	113	113	114	114	114	114	114	105	72	-	-	-	-	4,953
Growth Capital	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	787
Capital Development	US$M	58	56	45	38	31	23	18	5	5	4	5	4	4	4	4	3	3	7	2	1	-	-	-	-	3,337
Sustaining Capital	US$M	30	29	31	36	26	25	46	30	31	24	36	31	28	38	25	24	25	24	25	25	6	-	-	-	1,815
Closure Costs	US$M	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	-	43.8	43.8	-	100.7
C1 Cash Cost[1]	US$M	632	630	629	629	626	619	611	604	600	598	598	597	596	597	596	598	619	610	532	322	-	-	-	-	29,475
C1 Cash Cost[2]	$/lb Cu	1.96	1.97	1.93	1.93	1.95	1.92	1.89	1.88	1.88	1.89	1.89	1.89	1.89	1.88	1.86	1.83	1.78	1.80	1.92	2.59	-	-	-	-	2.00
All-in Sustaining Cost[3]	US$M	720	715	705	704	683	667	675	640	636	626	639	632	629	638	626	625	647	640	560	349	6	-	-	-	34,628
All-in Sustaining Cost[4]	$/lb Cu	2.23	2.24	2.17	2.16	2.13	2.07	2.08	1.99	1.99	1.98	2.02	2.01	1.99	2.01	1.95	1.91	1.86	1.89	2.02	2.80	-	-	-	-	2.35
Net Revenue	US$M	1,404	1,416	1,404	1,393	1,413	1,413	1,398	1,405	1,408	1,398	1,392	1,381	1,380	1,375	1,375	1,385	1,397	1,421	1,492	1,459	1,217	605	-	-	63,871
Free Cash Flow	US$M	640	669	671	663	697	698	700	724	720	744	741	738	723	726	729	730	756	785	853	819	634	187	-6	-44	28,213
NPV8% (pre-tax, real basis)	US$M	105	101	94	86	84	78	72	69	64	61	56	52	47	44	41	38	36	35	35	31	22	6	- 0	- 1	6,549

Source: AMC, 2025.

Notes:

[1]	C1 Cash Cost includes mining, processing, and site G&A costs, net of by-product credits (cobalt and incremental copper profit from the Nchanga smelter/refinery). TC/RC and freight (normally deducted from revenue) are added back to approximate the cost of finished metal.
[2]	C1 Cash Cost per payable pound is calculated as total C1 cash costs divided by payable copper pounds produced during the period.
[3]	All-in Sustaining Cost (AISC) is defined as C1 Cash Cost plus sustaining capital expenditure, capitalised underground development, and royalties. AISC is a non-GAAP measure presented for illustrative purposes and is reconciled to the operating and capital cost estimates in Section 18.
[4]	AISC ($/lb payable Cu) = (C1 cash costs + sustaining CapEx + capitalised development + royalties) ÷ payable copper pounds produced. AISC is a non-GAAP measure presented for illustrative purposes; reconciled in Section 18.
[5]	Includes Tailings recovery from TD03 and TD04.
[6]	Gross Copper Revenue represents payable copper revenue associated with KCM, NBU and TLP.
[7]	Smelter and By-Product Credits comprise cobalt and sulphuric acid revenue plus incremental copper value recovered by the Nchanga smelter and refinery from KCM concentrates, NBU concentrates, and third-party toll concentrates, in excess of payable copper terms.

amcconsultants.com	292

S-K 1300 TRS - Technical Report Summary Konkola Copper Mines Plc	0424076

Table 19.4	Mineral Reserve production and cashflow forecast

Item	Unit	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	Total
KCM
KCM Ore mined	kt	1,781	1,333	1,762	2,624	3,298	4,491	5,276	5,071	3,309	2,419	1,560	-	-	-	-	-	-	-	-	-	-	-	-	-	32,925
KCM Ore head grade	%T Cu	3.3	3.5	3.1	2.9	2.9	2.9	2.8	2.8	2.8	2.8	2.9	-	-	-	-	-	-	-	-	-	-	-	-	-	2.9
KCM Ore Recovery	%	86.7	85.3	87.9	88.5	88.0	88.3	89.1	89.1	89.3	89.5	89.4	-	-	-	-	-	-	-	-	-	-	-	-	-	88.5
KCM Cu Payable	Kt	49	39	46	65	82	112	128	124	80	60	39	-	-	-	-	-	-	-	-	-	-	-	-	-	825
Freight Charge	US$M	28	22	27	38	47	65	74	71	46	34	23	-	-	-	-	-	-	-	-	-	-	-	-	-	476
TC/RCs	US$M	16	13	17	26	34	48	57	56	38	29	19	-	-	-	-	-	-	-	-	-	-	-	-	-	353
Operating Costs	US$M	262	240	286	339	371	439	477	458	352	297	223	-	-	-	-	-	-	-	-	-	-	-	-	-	3,744
Total Royalties	US$M	34	27	33	49	61	75	85	82	54	40	26	-	-	-	-	-	-	-	-	-	-	-	-	-	566
Growth Capital	US$M	23	56	45	35	36	16	-	4	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	215
Capital Development	US$M	220	166	66	17	12	18	16	12	7	5	2	-	-	-	-	-	-	-	-	-	-	-	-	-	541
Sustaining Capital	US$M	7	26	39	38	37	40	31	29	28	19	9	0	-	-	-	-	-	-	-	-	-	-	-	-	304
C1 Cash Cost[1]	US$M	305	276	330	403	453	552	608	585	436	360	265	-	-	-	-	-	-	-	-	-	-	-	-	-	4,573
C1 Cash Cost[2]	$/lb Cu	2.83	3.23	3.23	2.80	2.50	2.23	2.15	2.15	2.47	2.74	3.06	-	-	-	-	-	-	-	-	-	-	-	-	-	2.51
All-in Sustaining Cost[3]	US$M	567	495	469	506	563	685	741	708	525	423	302	0	-	-	-	-	-	-	-	-	-	-	-	-	5,983
All-in Sustaining Cost[4]	$/lb Cu	5.25	5.80	4.58	3.53	3.11	2.77	2.62	2.60	2.97	3.22	3.49	-	-	-	-	-	-	-	-	-	-	-	-	-	3.29
NBU
NBU Ore mined	kt	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NBU Ore head grade	%T Cu	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NBU Ore Recovery	%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NBU Cu Payable	Kt	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Freight Charge	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
TC/RCs	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Operating Costs	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Royalties	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Growth Capital	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Capital Development	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Sustaining Capital	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
C1 Cash Cost[1]	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
C1 Cash Cost[2]	$/lb Cu	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
All-in Sustaining Cost[3]	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
All-in Sustaining Cost[4]	$/lb Cu	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
TLP
TLP Ore mined[5]	kt	14,492	9,000	9,000	3,650	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	36,142
TLP Ore head grade	%T Cu	0.7	0.6	0.6	0.6	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.6
TLP Ore Recovery	%	45.6	49.9	49.9	49.9	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	48.1
TLP Cu Payable	Kt	45	28	28	11	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	113
Freight Charge	US$M	8	5	5	2	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	20
TC/RCs	US$M	8	5	5	2	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	20
Operating Costs	US$M	199	107	110	60	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	476
Total Royalties	US$M	30	19	19	8	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	77
Growth Capital	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Capital Development	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Sustaining Capital	US$M	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
C1 Cash Cost[1]	US$M	215	117	120	64	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	517
C1 Cash Cost[2]	US$M	2.17	1.88	1.93	2.55	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2.08
All-in Sustaining Cost[3]	US$M	245	136	140	73	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	594
All-in Sustaining Cost[4]	$/lb Cu	2.47	2.19	2.24	2.88	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2.39
Consolidated
KCM UG Ore mined	kt	1,781	1,333	1,762	2,624	3,298	4,491	5,276	5,071	3,309	2,419	1,560	-	-	-	-	-	-	-	-	-	-	-	-	-	32,925
KCM UG Ore head grade	%T Cu	3.3	3.5	3.1	2.9	2.9	2.9	2.8	2.8	2.8	2.8	2.9	-	-	-	-	-	-	-	-	-	-	-	-	-	2.9
KCM UG Ore Recovery	%	86.7	85.3	87.9	88.5	88.0	88.3	89.1	89.1	89.3	89.5	89.4	-	-	-	-	-	-	-	-	-	-	-	-	-	88.5
KCM Cu Payable	Kt	49	39	46	65	82	112	128	124	80	60	39	-	-	-	-	-	-	-	-	-	-	-	-	-	825
NBU Open Pit Ore mined	Kt	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NBU Open Pit Ore head grade	%T Cu	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NBU Open Pit Ore recovery	%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NBU Open Pit Cu payable	Kt	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NBU UG Ore mined	Kt	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NBU UG Ore head grade	%T Cu	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NBU UG Ore recovery	%	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NBU UG Cu payable	Kt	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
TLP Ore mined[5]	Kt	14,492	9,000	9,000	3,650	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	36,142
TLP Ore head grade	%T Cu	0.7	0.6	0.6	0.6	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.6
TLP Ore recovery	%	45.6	49.9	49.9	49.9	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	48.1
TLP Cu Payable	Kt	45	28	28	11	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	113
Gross Copper Revenue[6]	US$M	917	659	738	794	837	1,068	1,217	1,175	763	566	373	-	-	-	-	-	-	-	-	-	-	-	-	-	9,107
Smelter & By-Product Credits[7]	US$M	135	139	142	167	183	223	242	240	191	171	148	-	-	-	-	-	-	-	-	-	-	-	-	-	1,982
Freight and Refining Costs	US$M	67	57	36	68	81	113	131	128	84	63	41	-	-	-	-	-	-	-	-	-	-	-	-	-	868
Total Royalty	US$M	64	46	52	58	61	75	85	82	54	40	26	-	-	-	-	-	-	-	-	-	-	-	-	-	643
Mining Operating Costs	US$M	460	347	396	399	371	439	477	458	352	297	223	-	-	-	-	-	-	-	-	-	-	-	-	-	4,220
Smelter & Refinery Op Costs	US$M	69	69	68	78	84	99	106	104	84	74	64	-	-	-	-	-	-	-	-	-	-	-	-	-	898
Growth Capital	US$M	23	56	45	35	36	16	-	4	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	215
Capital Development	US$M	220	166	66	17	12	18	16	12	7	5	2	-	-	-	-	-	-	-	-	-	-	-	-	-	541
Sustaining Capital	US$M	64	31	44	42	41	45	36	34	32	24	14	0	-	-	-	-	-	-	-	-	-	-	-	-	406
Closure Costs	US$M	5.0	-	-	-	-	-	-	-	43.8	43.8	-	-	-	-	-	-	-	-	-	-	-	-	-	-	92.6
C1 Cash Cost[1]	US$M	524	381	409	435	414	503	557	532	383	302	207	-	-	-	-	-	-	-	-	-	-	-	-	-	4,647
C1 Cash Cost[2]	$/lb Cu	2.53	2.58	2.49	2.58	2.29	2.03	1.97	1.95	2.16	2.30	2.39	-	-	-	-	-	-	-	-	-	-	-	-	-	2.25
All-in Sustaining Cost[3]	US$M	809	577	520	494	468	566	609	577	422	330	222	0	-	-	-	-	-	-	-	-	-	-	-	-	5,594
All-in Sustaining Cost[4]	$/lb Cu	3.91	3.91	3.16	2.93	2.58	2.28	2.16	2.12	2.38	2.51	2.57	-	-	-	-	-	-	-	-	-	-	-	-	-	2.71
Net Revenue	US$M	9,578	-	922	695	792	836	879	1,103	1,243	1,205	816	635	454	-	-	-	-	-	-	-	-	-	-	-	9,578
Free Cash Flow	US$M	2,625	-	36	-21	126	214	281	432	553	538	240	134	92	-0	-	-	-	-	-	-	-	-	-	-	2,625
NPV8% (pre-tax, real basis)	US$M	1,631	-	35	-19	104	163	199	283	335	302	124	64	41	-0	-	-	-	-	-	-	-	-	-	-	1,631

Source: AMC, 2025.

Notes:

[1]	C1 Cash Cost includes mining, processing, and site G&A costs, net of by-product credits (cobalt and incremental copper profit from the Nchanga smelter/refinery). TC/RC and freight (normally deducted from revenue) are added back to approximate the cost of finished metal.
[2]	C1 Cash Cost per payable pound is calculated as total C1 cash costs divided by payable copper pounds produced during the period.
[3]	All-in Sustaining Cost (AISC) is defined as C1 Cash Cost plus sustaining capital expenditure, capitalised underground development, and royalties. AISC is a non-GAAP measure presented for illustrative purposes and is reconciled to the operating and capital cost estimates in Section 18.
[4]	AISC ($/lb payable Cu) = (C1 cash costs + sustaining CapEx + capitalised development + royalties) ÷ payable copper pounds produced. AISC is a non-GAAP measure presented for illustrative purposes; reconciled in Section 18.
[5]	Comprises Tailings recovery from TD03 and TD04 only.
[6]	Gross Copper Revenue represents payable copper revenue associated with KCM, NBU and TLP.
7	Smelter and By-Product Credits comprise cobalt and sulphuric acid revenue plus incremental copper value recovered by the Nchanga smelter and refinery from KCM concentrates, NBU concentrates, and third-party toll concentrates, in excess of payable copper terms.

19.5	Sensitivity analysis

A sensitivity analysis on the NPV8%was undertaken on copper price, cobalt price, operating costs and capital costs for the two economic cases, Initial Assessment and Mineral Reserves. The results are summarised in Figure 19.7, Figure 19.8, Table 1.10, Table 19.5, and Table 19.6. In both cases the project is most sensitive to changes in copper prices and operating costs.

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Figure 19.7	Sensitivity analysis graph – Initial Assessment Case

Source: AMC, 2025.

Table 19.5	Sensitivity analysis table – Initial Assessment Case

	80%	90%	100%	110%	120%
Cu price	3,304	4,927	6,549	8,172	9,794
Co price	6,521	6,535	6,549	6,563	6,577
OPEX	8,148	7,348	6,549	5,750	4,951
CAPEX	7,108	6,828	6,549	6,270	5,991

Figure 19.8	Sensitivity analysis graph – Mineral Reserve Case

Source: AMC, 2025.

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Table 19.6	Sensitivity analysis table – Mineral Reserve Case

	80%	90%	100%	110%	120%
Cu price	521	1,077	1,632	2,187	2,743
Co price	1,625	1,629	1,632	1,636	1,639
Opex	2,128	1,880	1,632	1,384	1,136
Capex	1,816	1,724	1,632	1,540	1,449

A further sensitivity analysis on the project NPV8% was completed on various copper prices, that were applied uniformly across the life of the operation for each of the economic cases. The results are shown in Table 19.7.

Table 19.7	Copper price sensitivity with uniformly applied copper prices

Cu price	Initial Assessment	Mineral Reserves
8,250	4,022	778
8,500	4,444	920
8,750	4,866	1,063
9,000	5,288	1,205
9,250	5,710	1,347
9,500	6,132	1,490
9,750	6,554	3,918

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20	Adjacent properties

KCM is surrounded by a number of Properties engaged in the extraction of copper located in different Copperbelt towns. Certain of these properties are described below, based on public information disclosed by the respective owners. However, AMC is unable to verify such information, and such information is not necessarily indicative of the characteristics of the properties subject of this TRS.

20.1	Chililabombwe

The KCM licence is surrounded by the Lubambe Mine and Mingomba-Kobold project on the Northern side as shown in Figure 20.1 below.

Figure 20.1	Konkola deposit and surrounding properties

Source: PorterGeo.

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20.1.1	Lubambe Copper Mine

Lubambe copper Mine is a large-scale mining operation operating underground copper mine. The Mine sits on a tenement area of approximately 58.1 km² which is part of the Konkola Musoshi Basin, located within Zambia’s Copperbelt Province which hosts one of the largest copper deposits in the world.

The mineralisation is hosted in regionally extensive, variable organic rich, marginal marine siltstone or shale termed the Copperbelt Orebody member, colloquially known as the “Ore Shale”. It forms the basal unit of the Kitwe Formation, which comprises interbedded siliciclastic and carbonate rocks. The deposit has a global mean grade of 1.95%TCu with individual drillhole assay composite grades ranging between 0.50-6.0% TCu and a varying orebody thickness of 2.0 - 6.0 m across a strike length of 5 km.

The operation produces a high - grade concentrate averaging 40% Cu, sold under offtake agreements to smelters in Zambia. The mine has a total workforce of approximately 2,650 FTE (full time equivalent). The Mine is serviced by an international road from Chingola to Kasumbalesa (https://lubambe.com/ Lubambe website, 10 March 2025).

20.1.2	KoBold Zambia-Mingomba Project

The KoBold Zambia-Mingomba Project being developed by KoBold Metals in partnership with ZCCM-IH unites cutting-edge exploration technology and top Zambian talent to develop this tier-one copper deposit. The project is at exploration stage with 50,000 m drilled in 17 months. It is anticipated to have production capacity of 300,000 tonnes per annum copper in concentrates with a $2.3 Billion United States Dollar investment (https://www.koboldmetals.com/zambia/, KoBold Website, 10 March 2025).

20.2	Chingola

In Chingola, there is mainly Mimbula Minerals operated by Moxico Resources plc (Moxico).

Moxico’s portfolio of mineral rights includes three mining licences within the Chingola cluster under which the Mimbula Copper Project currently operates, namely the 92.5% owned Mimbula (21816-HQ-LML) and Luano OB18 (8514-HQ-SML) mining licences and the 100% owned Zuka (8440-HQ-SML) mining licence.

The Mimbula Copper Project is Moxico’s first producing asset. The Phase 1 operations produce 10,000 tonnes of copper cathode per annum using a heap leach and SX / EW process started in December 2022 (https://www.moxicoresources.com/projects/republic-of-zambia/operations , Mimbula Website 10 March 2025).

20.3	Kitwe-Nkana refinery

The Nkana refinery is surrounded by the Mopani Nkana Mining complex which comprise the following: South Ore Body, Central Shaft and Synclinorium Orebody shaft complexes on the south, Mindolo Deep Mine on the Northwestern Side. Associated Old and Synclinorium concentrators on the west and the cobalt plant (decommissioned northwards). The Mopani mining complex has been in operation since the 1930s and produces copper in concentrates shipping the same to its Mufulira Smelter Complex (https://mopani.com.zm/, Mopani website, 10 March 2025).

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21	Other relevant data and information

21.1	Konkola Deeps production expansion project

A conceptual study by AMC Consultants (UK) Limited, utilizing the HoV® modelling framework, evaluated the Konkola Deeps Mining Project’s potential to achieve a copper production rate of 300 ktpa. The study identifies the need for significant infrastructure, including a new vertical hoisting shaft, additional concentrator plant capacity, with an estimated capital expenditure exceeding US$3.0 billion. The current Inferred Mineral Resource of 436.1 million tonnes at 2.7% TCu provides a foundation for this target, but its unconfirmed nature and high execution complexity, particularly dewatering challenges in the Bancroft zones, introduce significant risks that are yet to be addressed to an appropriate level of confidence for further reporting to the market.

21.1.1	Project outlook

The 300 ktpa production target for Konkola Underground Mine is technically possible but requires further studies to confirm economic viability. The project’s current production of 167,500 tpa could be expanded through targeted upgrading of the mine’s infrastructure and mining capacity through significant capital investment, potentially increasing the project value.

However, this requires achieving various assumptions including significant improvements in underground systems such as dewatering, materials handling and backfill supply, a substantial decrease in the cut-off value through a combination of increased productivities, removal of systemic inefficiencies, cost savings through benefits of scale, application of new technology, optimisation of mining methods and significant improvement in the availability of utilities.

As such, there is no certainty that additional resource infill drilling of Inferred Mineral Resources will result in an expanded Mineral Resource or Mineral Reserve, and investors are cautioned that these estimates are preliminary. Any decision to pursue this production target would be contingent on further detailed analysis and modelling to demonstrate, at the appropriate level of confidence, that value would be added to the operation.

21.1.2	Strategic opportunities

Opportunities exist to increase the current 167,500 tpa production through further drilling to convert Inferred Resources to Indicated Resources, supporting increased orebody definition, confidence and higher development and production rates. Investment in advanced infrastructure could enhance production scalability, subject to successful studies and risk mitigation.

21.1.3	Recommended approach

To advance the Konkola Deeps Mining Project toward the 300 ktpa copper production target, the following work is recommended. This work should be conducted by applying an integrated project development framework appropriate to the available information and investment appetite of the company:

•	Conduct further study to validate the technical and economic viability of the proposed new vertical shaft, concentrator plant expansion. The study costs are estimated at $3.5M over 24 months.

•	Implement a $5M infill drilling program (15,000 meters) over 18 months to convert Inferred Mineral Resources (436.1 million tonnes at 2.7% Cu) to an Indicated Resource category, reducing geological uncertainty.

•	Perform geotechnical and hydrogeological studies ($1M over 12 months) to address dewatering risks in the Bancroft zones, critical to project execution. These recommendations aim to confirm the project’s scalability, but there is no assurance that they will result in expanded resources or reserves.

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21.2	Nchanga TLP and Smelter expansion studies

A high-level assessment was undertaken to build on the expansion discussed in Section 21.1 above, to assess the conditions required to reach 500 ktpa total output from the KCM operations. This assessment is inclusive of the Konkola Deeps Mining Project 300ktpa opportunity discussed above.

21.2.1	Project outlook

To reach the targeted output, the following conditions are required to be assessed and demonstrated to be technically and economically viable. This assessment work is yet to be completed or results confirmed:

•	Complete the design, engineering and investment for the Konkola 300ktpa project described above. (Section 21.1)

•	Construct an additional Tailings Leach Plant at Konkola Underground Mine to recover acid soluble copper in fresh tailings from:

-	The Konkola Concentrator.

-	In the recovery and re-treating of tailings deposited on the Lubengele TSF.

•	Recover and re-treat tailings stored on Tailings Dam 05 through the Nchanga Tailings Leach Plant

•	Expand the capacity of the Nchanga Smelter from 850,000 tpa of concentrate feed, to 1,300,000 tpa.

•	Increase the purchase of custom concentrate to feed the smelter and maintain maximum capacity.

21.2.2	Recommended approach

To increase the certainty of this assessment, the following work is recommended:

•	Conduct further studies to validate the, technical and economic viability of a proposed new TLP at Konkola

•	Complete sampling and testwork on fresh and TSF tailings at Konkola to confirm acid leach performance for copper recovery

•	Quantify the amount and distribution of tailings on the Lubengele TSF.

•	Complete sampling and testwork for recovery of tailings at TD05 to confirm acid leach performance for copper recovery

•	Quantify the amount and distribution of tailings on the TD05 TSF.

•	Conduct technical and economic studies on the expansion of the smelter

•	Confirm that sufficient custom concentrate at an appropriate specification will be available to fill the capacity of the expanded smelter.

•	Upon confirmation of the feasibility of these assessments, execute an effective, integrated implementation plan to achieve these production levels.

•	These recommendations are no assurance that they will result in expanded resources or reserves.

•	The cost of these recommendations to conduct studies and test-work is estimated at $5M over 24 months. This estimate is separate to the cost of any actual work to develop these projects.

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22	Qualified Person’s interpretation and conclusions

22.1	Mineral Resource data

There is limited if any sample preparation or analytical QAQC data for the historical samples. The Qualified Person notes that there has been no twin hole drilling to confirm the accuracy of the historical data. However historical and modern / recent drilling are intermingled geographically and at no time have recent drillholes provide results outside the values or range indicated by historic drilling.

The Qualified Person notes that as mining progresses there is less reliance on historical data.

Modern and recent sample preparation, security, and analytical procedures applied are appropriate. The Qualified Person is of the opinion that to ensure improved accuracy and precision, QAQC protocols are to be conducted on all drillholes.

The Qualified Person notes that the QAQC showed standards plotting outside the 2SD and that repeats do not fully align with the requirements which both compromises on accuracy and precision of the assays. However, the Qualified Person is of the opinion that though it does add a degree of uncertainty, it would not significantly affect the outcome of the grade estimation.

Where there is a question about the performance of the QAQC for sample batches from the site laboratory an umpire laboratory must be used.

A site visit to the site laboratory showed that the laboratory due to age and use requires physical maintenance and the replacement of old sample preparation and analytical equipment. Where there is doubt as to the condition of any of the site sample preparation and laboratory analytical equipment, an external third-party laboratory should be used.

The Qualified Person considers that with respect data verification the only potential material risk is associated with the QAQC. While acknowledging there is a small requirement to remove some historical input from use in an estimation.

22.2	Mineral Resources

Konkola UG resource block model, it’s inputs and estimation parameters, are representative of the informing data and that the data is of sufficient quality to support the Mineral Resource estimate to Measured, Indicated and Inferred confidence levels.

The Konkola Mineral Resource has the potential to increase in confidence and size through campaigns of infill and extension drilling from both underground and surface.

Nchanga assets COP DF, Luano and COP E Extension estimations should be updated to include (where absent) lithological and other interpretations and consider the use of new estimation techniques.

A whole of Nchanga interpretation should be considered to look for additional opportunities, see Section 23.

TD03,TD04 and SP16 volume, tonnage and grade are representative of the informing data and that this data is of sufficient quality to support the Mineral Resource estimate to an Indicated confidence level.

22.3	Mineral Reserves

The Konkola UG Mineral Reserve estimate is based on the mine plan and adjusted mining methods and systems described in this document. The required capital investment and project development milestones are clearly outlined and are part of a life of mine plan that underpins the information in this report. These factors combine to comprise the modifying factors applied to the Mineral Resource to estimate Mineral Reserves. The quantity of the Mineral Reserves estimate is limited by the confidence in the Mineral Resource for Konkola UG. Incremental improvements in the confidence in the Mineral Resource estimate, for example from Inferred to Indicated category, are likely to result in proportional increases in Mineral Reserves, after appropriate application of the applicable modifying factors.

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The Mineral Reserve estimate for TD03 and TD04 is based on the Mineral Resource estimate and the application of modifying factors demonstrated by the current continuing operation of recovery and processing for these tailings dams.

22.4	Assimilation of the LOM Plan into short-term operational plans

The life of mine plan document provides long-term direction and a business-case for the KCM operations. This is not meant to be a detailed execution plan, and it is expected that the KCM operations team assimilates this planning direction into short-term detailed operational plans and designs.

22.5	Mining and infrastructure

The mining approach described in this report has projected a substantial improvement in mining performance within the Konkola UG deposit. This improvement in performance requires the engagement of mining contractors to undertake underground mining activities who possess the capability to deliver safe, reliable, and effective mining practices that compare with the top-tier of the international mining industry.

This mining performance improvement also requires that KCM invest in providing the required infrastructure to support world-class mining performance. This infrastructure investment includes development access, shafts and materials handling infrastructure, substantial dewatering capacity, paste fill, ventilation, and power reticulation systems.

The timely and effective installation of the 1390 level pumping infrastructure is critical to achieving the required de-watering rates, that underpin the long-term production forecasts for Konkola UG.

22.6	Processing and recovery methods

The various processing facilities at KCM have the potential to generate substantial value for the business. The recent period of restricted cashflow and investment has left most facilities in need of maintenance and upgrade to produce reliable performance. KCM have studied, reviewed and understand the necessary investment required to improve these facilities.

Opportunities not included in this report that warrant further investigation include:

•	Further investigation and consideration of a Cobalt recovery process after the Nchanga Smelter to recover a higher value cobalt product. Initial concepts have been investigated, and future feasibility study and pilot works are required.

•	Consider the establishment of a TLP adjacent to the Lubengele TSF near the Konkola concentrator. The Nchanga TLP has demonstrated substantial additional to value generation and the potential feed material at Lubengele represents a similar opportunity.

•	The potential to increase the capacity of the existing TLP through expansion or to build a new plant to reclaim and process TD05 inventory at a higher throughout than would be possible if limited by the existing Nchanga TLP capacity. A new TLP or modified existing TLP may require Elevated Temperature Leaching to optimise copper recovery and economic value.

22.7	Environmental studies, permitting and plans, negotiations, or agreements with local individuals or groups

KCM have substantial programmes in place to address environmental and social performance that are expected to continue with positive results. Current work underway in 2025, to complete baseline studies and environmental and social impact assessments across the four KCM business units will be important packages of work to inform closure planning and environmental and social liability assessments.

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Actions to address Restoration Orders and Compliance Orders that were issued by the environmental regulatory (ZEMA) from 2017 to address major non-compliances remain in progress, for which KCM monitors and has established action plans.

22.8	Project economics

The analysis in this life of mine plan for KCM has identified the following economic results:

•	There is substantial potential value to be generated from the Konkola Underground Mine. This value, however, is dependent on the adequate and timely investment of capital funds into the operation to establish mining and processing systems that can reliably deliver the inherent value in the deposit.

•	Eight percent of the total KCM value in the Life of Mine scenario is planned from the smelting of third-party concentrate. Currently contracts for supply are renewed on an annual basis, and this short-term supply agreement carries a degree of uncertainty for such a significant component of the project cash-flow.

•	The value defined by the Mineral Reserve scenario indicates that the scenario has a positive economic outcome. KCM will continue to develop and invest in the operations towards achieving the full potential of the total deposit.

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23	Recommendations

Summary of recommendations for future work include:

•	Resource infill and extension drilling to increase confidence and upgrade the resource classification at Konkola.

•	To progress towards inclusion in the Mineral Reserve, review and assess the inputs, geological understanding and estimations for:

—	COP DF underground.

—	COP E Extension underground.

•	Drilling of TD05 (Nchanga) and Lubengele (Konkola) tailings dams, to generate first time Mineral Resource estimates, see section 21.2.

•	Prepare for external audit by updating standard task procedures and generation of master QAQC and Mineral Resource statement reports.

•	Complete prefeasibility level work on COP E, COP DF underground projects, based on current drilling results, and Mineral Resource, to advance these towards a Mineral Reserve estimate.

•	Complete a Feasibility study on the KCM operations to support future investment and funding processes.

•	The costs associated with the recommendations in this section have been included in the mine plans and financial estimates presented for the various and respective components of the operations throughout this TRS. The costs are estimated across multiple areas and include costs for project and operational planning and study work, testwork and sampling, drilling, development, construction and mining activities.

23.1	Expanded geological recommendations

23.1.1	Konkola

Proposed drilling consists of a structured program. Phase 1 to Phase 3 are infill drilling designed to upgrade the classification of the Mineral Resources. Phase 4 is to extend of the known mineralisation within the lease boundary. The Phases aim to:

•	Phase 1: Achieve a Measured classification for five years of production through a 60 m drill spacing using underground and surface directional drilling.

•	Phase 2: Target Indicated material for the next ten years of production through a combination of surface directional and vertical drilling.

•	Phase 3: Infill drill to enhance confidence in the Inferred Mineral Resource by reducing the drillhole spacing.

•	Phase 4: Expand drilling at the lease boundary, consisting of a small number of surfaces drillholes with an average depth of 1,500 m.

23.1.2	Nchanga

Undertake infill and extension drilling of COP E Ext and COP DF for potential extensions and to validate existing data and increase geological confidence for proposed development of underground mining. With the current focus on Konkola and tailings dam drilling no program is planned, at this time.

Collate the geological information and understanding for all current and past operating assets at Nchanga into a single geological project. This will allow for the creation of an asset wide geological interpretation for the first time. With the goal being to identify areas where mineralisation might have been overlooked both as extensions to known mineralisation and between known mineralisation. An increase in scale of available mineralisation at Nchanga has the potential to re-incorporate mineralisation currently considered uneconomic due to its smaller scale and low grade.

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Investigate additional potential of along strike extensions of satellite prospects such as Luano and Fitwaola which have insufficient tonnes and grade at this time to be considered as Mineral Resources.

23.1.3	Tailings dam drilling

Two long established tailings dams which are not part of the current Mineral Resource estimate are TD05 (Nchanga) currently being built from output from the Nchanga TLP and processing plant, and Lubengele (Konkola) also being built but from tails from the Konkola processing plant.

To incorporate these assets into future Mineral Resource estimates, auger drilling and test work commenced at TD05 in July 2025. With drilling at Lubengele due to commence late 2025 early 2026.

At TD05 a 250 m by 250 m drill spacing is planned for a total of 255 holes for 14,025 m with the goal of achieving an Indicated Mineral Resource. Although water has been being drawn down portion of the dam will be too wet to drill towards the end of the initial drilling program. This is not anticipated to have a material impact on progressing the project.

An identical program of drilling and test work is proposed for Lubengele and will commence on completion of TD05 drilling.

Test work is being undertaken by SGS and includes grainsize, rheology, acid leach, mineralogy, sedimentation, and slurry testing.

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24	References

The sources of data and information used in the preparation of this TRS are presented in Table 24.1.

Table 24.1	TRS data and information sources

Category	Source	Date	File type	Title
	KCM	2025	pdf	KMRL Resource Reporting Procedure 2025
	KCM	2024	pdf	Geology of the Konkola Mine Area
	KCM	2025	docx	Initial assessment report Nchanga Fitwaola
	KCM	2025	docx	Initial assessment report Nchanga Mineral Resources R2 - Kakosa North and South
	KCM	2025	docx	Initial assessment report Nchanga Mineral Resources R4 - Nchanga Deposits
Mineral Resources	KCM	2025	docx	Konkola Geological and Resource model update-v8
	KCM	2016	pdf	SRK Review of the update of the Konkola Mine resource model
	KCM	2019	pdf	Appendix B - Drilling grid optimization - Konkola Mine
	KCM	2000	doc	KCM TD03_TD04 model November 2000
	KCM	2025	docx	Scope of Work for Muntimpa Tailings Storage Facility (TD05)_Reverse Circulation Drilling_04062025
	AMC	2025	pdf	0424061 Konkola KDMP Exploration Strategy Report – 31 Jan 2025
	KCM	2023	pdf	04.01.05 Konkola Concentrator Flow Sheet
	KCM	2023	xlsx	04.01.08 Historical Production Numbers BP Vs Actual
	KCM	2023	xlsx	04.01.09 KBU Concentrator Production Cost for FY2022-23
	KCM	2023	xlsx	04.01.10 KBU Concentrator Production Cost for FY2021-22
	KCM	2023	docx	04.01.03 Design Technical Specification Ball Mill and SAG Mill
	KCM	2023	pdf	04.01.16 MASS & WATER BALANCE_WEST MILL_R6
Mineral Processing	KCM	2023	pdf	04.01.17 PFD CUM MASS BALANCE_EAST MILL
	KCM	2023	xlsx	04.01.18 OLD EAST MILL FLOW SHEEET(Crushing, Milling nad Flotation)
	KCM	2023	xlsx	04.01.19 Historical Operating Performance
	KCM	2023	xlsx	04.01.20 Production Cost for FY2022-23
	KCM	2023	pdf	04.01.25 PFD CUM MASS BALANCE_EAST MILL
	KCM	2023	pdf	04.01.26 MASS & WATER BALANCE_WEST MILL_R6
	KCM	2024	xlsx	Historical Performance 042024
	Hatch	2024	pdf	TLP Start-up Plan Review
	Hatch	2024	pdf	Concentrator Report
	KCM	2023	xlsx	04.02.01 04.02.01 Historical Nchanga Smelter Production Performance and Plant Capacity
Smelter	KCM	2023	docx	04.02.04 Smelter Process Flow Chart
	KCM	2023	docx	04.02.06 Smelter Process Flow Chart
Refinery	KCM	2024	ppt	Nkana Refinery Process flow Sheet - December 2024

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Category	Source	Date	File Type	Title
	WSP	2018	pdf	2018 Groundwater Model Calibration Update Report Final
	WSP	2018	pdf	2018 Groundwater Numerical Modeling History
Hydrology	WSP	2018	pdf	2018 Hydrogeological Conceptual Model Report Final
	KCM	2024	xlsx	Dewatering Crosscut Flows 2023-2024
	KCM	2024	ppt	3FY Dewatering Crosscut Plan and Water Predictions
Environmental and Social	IBIS	2024	pdf	IBIS_KCM E&S Review Report_Draft V1.0_submission
Life of Mine Plan	AMC	2025	pdf	0424076 KCM LoM Report_29 August 2025
Mineral Reserves	AMC	2025	pdf	0424076 SK1300 Technical Report - 23 April 2025
	AMC	2025	Deswik	010 Report Export Per MLD_v4.9.9_FY
	AMC	2025	Deswik	042014 KCM Schedule_Master_v4.9.9
	AMC	2025	Deswik	042014 KCM Schedule_Master_v4.9.9
Mine Designs	AMC	2025	Deswik	KCM_LOM_Animation_875 v4.9.9
	KCM	2021	xlsx	590mL tramming capacity study analysis - 3 Shaft 07122021xlsx
	KCM	2021	xlsx	950mL tramming capacity study analysis - 4 Shaft 21102021. final.xlsx Peter Besa
	KCM	2022	pdf	Scheduling Parameters-KBU - 11.02.2022
Cost and Cashflow	AMC	2025	xlsx	20250901_KCM Cost Model_Summary-FINAL_v15_AMCQP

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25	Reliance on the Registrant

The Qualified Persons (QPs) have relied on information provided by KCM, the Registrant, for various aspects of the Konkola Copper Mines Operations. The QP has not independently verified all information but have exercised professional judgment, assuming the information is accurate and complete as of the effective date of this report.

KCM staff provided the information openly and transparently during the preparation of this TRS.

The QP notes that any material inaccuracies in the provided information could affect the reliability of the TRS.

•	Legal Matters – The QP have not independently reviewed ownership of the KCM properties, underlying mineral tenure, surface rights and permit conditions. Reliance is placed on representations by KCM.

—	Sections 3, 16, and 17.

•	Environment and Community Matters – The QP has reviewed existing Environmental and Community matters and engaged with the registrant to confirm understanding of the status of these matters at the time of review. The registrant has provided, and the QP has relied upon, information regarding the status and outlook for environmental impact assessments, closure plans, closure cost estimates, environmental bonds and liabilities, community impact and engagement, and related permitting.

—	Sections 17.

•	Tailings Storage Facilities – The registrant has provided representations, independent expert reports, and plans for ongoing management, of all active and dormant TSFs confirming compliance to the required standards. AMC have relied on information and assurance provided by KCM and several specialists employed by KCM regarding the monitoring and stability assessment of the TSFs at all of the KCM operations.

—	Sections 3, 12, 13.11, and 17.

•	Market information – the QP has relied on information confirmed by the registrant regarding market and pricing assumptions for the sale of copper products and the purchase of third-party.

—	Sections 16.

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S-K 1300 TRS - Technical Report Summary Konkola Copper Mines Plc	0424076

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